Exhibit 4.3

Confidential portions of this exhibit have

been omitted and filed separately with the

Securities and Exchange Commission

EXECUTION VERSION

1 March 2015

NOVARTIS AG

and

GLAXOSMITHKLINE PLC

DEED OF AMENDMENT AND RESTATEMENT

relating to the

SHARE AND BUSINESS SALE AGREEMENT
relating to the Vaccines Group,
dated 22 April 2014 (as amended)

This Deed (the “Deed”) is made on 1 March 2015 between:

(1)                                NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in Switzerland whose registered office is at Lichtstrasse 35, 4056 Basel, Switzerland (the “Seller”); and

(2)                                GLAXOSMITHKLINE PLC, a public limited company incorporated in England and Wales whose registered office is at 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom (the “Purchaser”),

each a “party” and together the “parties”.

Whereas:

(A)                              The Seller and the Purchaser entered into the Share and Business Sale Agreement relating to the Vaccines Group on 22 April 2014 (the “SAPA”).

(B)                              The SAPA was subsequently amended and restated on 29 May 2014, and further amended on 9 October 2014 (the “Original Agreement”).

(C)                              The Seller and the Purchaser now wish to further amend and restate the Original Agreement, in the form of the Amended Agreement (as defined below).

It is agreed as follows:

1.                                     DEFINITIONS AND INTERPRETATION

In this Deed, unless the context otherwise requires, the provisions of this clause 1 apply.

1.1                              Incorporation of defined terms

Unless otherwise stated, terms defined in the Original Agreement shall have the same meaning in this Deed.

1.2                              Definitions

“Amended Agreement” means the Original Agreement, as amended and restated in the form set out in the Schedule to this Deed; and

“Signing Date” means 22 April 2014.

1.3                              Interpretation clauses

(A)                              The principles of interpretation set out in Clause 1 of the Original Agreement shall have effect as if set out in this Deed, save that references to “this Agreement” shall be construed as references to “this Deed”.

(B)                              References to this Deed include the Schedule.

2

2.                                     AMENDMENT

2.1                              In accordance with Clauses 16.4.3 and 16.5.1 of the Original Agreement, the parties agree that the Original Agreement shall be amended and restated as set out in the Schedule to this Deed.

2.2                              The amendment and restatement of the Original Agreement pursuant to clause 2.1 shall take effect from the Signing Date, as if the Amended Agreement had been entered into on the Signing Date.

2.3                              Upon this Deed being entered into, the Amended Agreement shall supersede the Original Agreement in its entirety.

3.                                     MISCELLANEOUS

3.1                              Each party represents and warrants that it has full power and authority to enter into this Deed and to perform its obligations under it.

3.2                              The provisions of Clauses 14, 17.2 to 17.5 and 17.11 to 17.15 of the Amended Agreement shall apply to this Deed as if set out in full in this Deed and as if references in those Clauses to “this Agreement” are references to this Deed and references to “party” or “parties” are references to parties to this Deed.

3

In witness whereof this Deed has been delivered on the date first stated above.

Executed as a DEED by	)
GLAXOSMITHKLINE PLC acting by	)
its duly appointed attorney	)	/s/ Edgar B. Cale
	)	(Signature of attorney)
)

In the presence of:

Witness’ signature:	/s/ Richard Hilton

Name (print):	Richard Hilton

Occupation:	Solicitor

Address:	1 Bunhill Row, EC1Y 8YY

4

In witness whereof this Deed has been delivered on the date first stated above.

Executed as a DEED by	)
)
Roy Papatheodorou As Attorney and	)	/s/ Roy Papatheodorou
)
Bernard Cornuejols As Attorney	)
	)	/s/ Bernard Cornuejols
on behalf of NOVARTIS AG	)

5

SCHEDULE

Amended Agreement

6

Dated 22 April 2014

as amended and restated on 29 May 2014, amended on 9 October 2014 and further amended and restated on 1 March 2015

NOVARTIS AG

and

GLAXOSMITHKLINE PLC

SHARE AND BUSINESS SALE AGREEMENT

relating to the Vaccines Group

Linklaters LLP
One Silk Street

London EC2Y 8HQ

United Kingdom

Telephone  (+44 20) 7456 2000

Facsimile  (+44 20) 7456 2222

Ref L-220595

Table of Contents

Contents		Page

1	Interpretation	4

2	Sale and Purchase of the Vaccines Group	38

3	Consideration	45

4	Conditions	47

5	Pre-Closing	53

6	Closing	56

7	Post-Closing Adjustments	60

8	Post-Closing Obligations	62

9	Transitional Trademark Use	74

10	Warranties	78

11	Limitation of Liability	79

12	Claims	83

13	Restrictive Covenants	84

14	Confidentiality	86

15	Insurance	88

16	France Business and Netherlands Business	89

17	Other Provisions	91

Schedule 1 Details of the Share Sellers, Shares etc. (Clause 2.1)		104

Schedule 2 Companies, Subsidiaries and Minority Interest Entities		105

Schedule 3 The Properties Part 1 (Company Real Property)		110

Schedule 3 The Properties Part 2 (Transferred Real Property)		111

Schedule 3 The Properties Part 3 Terms relating to the Company Real Property		112

Schedule 3 The Properties Part 4 Terms relating to the Transferred Real Property		116

TABLE OF SCHEDULES

(The following schedules and exhibits to the agreement identified above have been omitted in reliance upon Rule 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish such schedules and exhibits to the Commission supplementally upon request.)

Schedule No.	Schedule Name
Schedule 3, Part 1	Company Real Property
Schedule 3, Part 2	Transferred Real Property
Schedule 5	Excluded Employees
Schedule 6	International Assignees
Schedule 8, Part 3	List of Products, Products under Registration and Pipeline Products
Schedule 16, Part 3	Illustrative Closing Statement
Schedule 16, Part 4	Illustrative Working Capital Statement
Schedule 21	Key Employees
Schedule 22	Ongoing Clinical Trials
Schedule 23, Part 2	Statement of Net Assets
Schedule 26	Local Payments
Schedule 27	Vaccines Group Information Technology
Schedule 28	Global TDSA Jurisdictions
Schedule 29	Surviving Affiliate Contracts
Schedule 31	Anti-bribery and corruption

Share and Business Sale Agreement

This Agreement is made on 22 April 2014, amended and restated on 29 May 2014, amended on 9 October 2014 and further amended and restated on 1 March 2015 between:

(1)                              NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in Switzerland whose registered office is at Lichtstrasse 35, 4056 Basel, Switzerland (the “Seller”); and

(2)                              GLAXOSMITHKLINE PLC, a public limited company incorporated in England and Wales whose registered office is at 980 Great West Road Brentford, Middlesex, TW8 9GS, United Kingdom (the “Purchaser”),

each a “party” and together the “parties”.

Whereas:

(A)                            the Seller and certain of the Seller’s Affiliates, including the Vaccines Group Companies (as defined below), are engaged in the Business;

(B)                            as of the date of this Agreement, the Seller and certain of the Seller’s Affiliates directly or indirectly own shares and other equity interests in the Vaccines Group Companies;

(C)                            the Seller has agreed to sell (or procure the sale of) the Vaccines Group (as defined below) and to assume the obligations imposed on the Seller under this Agreement;

(D)                            the Purchaser has agreed to purchase (or procure the purchase of) the Vaccines Group and to assume the obligations imposed on the Purchaser under this Agreement;

(E)                             the Seller and certain of the Seller’s Affiliates are also engaged in the Influenza Business, and shall retain the Influenza Business following the date hereof (such Influenza Business not to be the subject of the transactions between the Seller and the Purchaser contemplated by this Agreement). The Seller may carry out a Re-organisation (as defined below) on or prior to Closing to facilitate separation of the business from the Influenza Business; and

(F)                              in connection with the transactions contemplated by this Agreement, the Purchaser and the Seller, or certain of their respective Affiliates, have entered into or will enter into the Ancillary Agreements.

It is agreed as follows:

1                                      Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1                            Definitions

“2013 DCOGS” means the highlighted sections of the COGS analysis in the Agreed Terms;

“2013 Gross Profit” means US$274 million (being the difference between net sales (excluding other revenue) of US$935 million and cost of goods sold of US$661 million);

“2013 Income Statement” means the 2013 income statement of the Vaccines Group and the Influenza Business in the Agreed Terms;

“Abandoned Patents” means any Patent Exclusively Related to the Business abandoned by a member of the Seller’s Group before Closing from which a Vaccines Patent can claim priority, or from the priority chain of which a right to priority can be claimed in respect of a Vaccines Patent;

“Accounts” means, for each Vaccines Group Company, the audited financial statements of that Vaccines Group Company, prepared in accordance with legislation as in force and applicable to that Vaccines Group Company for the accounting reference period ended on the Accounts Date, comprising the balance sheet, the profit and loss account and the notes to the accounts;

“Accounts Date” means in respect of:

(i)                                  Chiron Behring Vaccines Private Limited, 31 March 2013; and

(ii)                               each other Vaccines Group Company, 31 December 2012;

“Action” means the taking of any steps by any Governmental Entity to seek a Judgment which would have the effect of preventing the consummation of the transactions contemplated by this Agreement by the Purchaser;

“Affiliate” means:

(i)                                  with respect to any person (other than a party to this Agreement), any other person that Controls, is Controlled by or is under common Control with such person; or

(ii)                               with respect to a party to this Agreement, any other person that is Controlled by such party,

provided that any Delayed Vaccines Group Company shall not constitute an “Affiliate” of the Purchaser unless, and until, the relevant Delayed Closing Date in respect of such Delayed Vaccines Group Company, and “Affiliates” shall be interpreted accordingly;

“Affiliate Contract” means a Contract between or among any member of the Seller’s Group (other than the Vaccines Group Companies) on the one hand, and any Vaccines Group Company on the other hand, but excluding:

(i)                                  any Ancillary Agreement;

(ii)                               any Affiliate Quality Agreement;

(iii)                            any Mixed Affiliate Quality Agreement; and

(iv)                           those Contracts listed in Schedule 29;

“Affiliate Quality Agreement” means any quality agreement in respect of GMP, quality and safety matters relating to the Products in respect of the Vaccines Business between or among one or more members of the Seller’s Group, other than any such agreement exclusively between or among Vaccines Group Companies;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and signed for identification purposes by the Seller’s Lawyers and the Purchaser’s Lawyers, with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

“Agreement” means this share and business sale agreement;

“Allocation” has the meaning given to it in paragraph 1 of Schedule 13;

“Allowance” means any amount payable or repayable to customers in respect of a contractual allowance or discount due on the sales of products;

“Ancillary Agreement Liabilities” means the Liabilities of any member of the Seller’s Group to any member of the Purchaser’s Group and, the Liabilities of any member of the Purchaser’s Group to any member of the Seller’s Group, in each case arising under any Ancillary Agreement;

“Ancillary Agreements” means the Implementation Agreement, the Local Transfer Documents, the Disclosure Letter, the Tax Indemnity, the France Offer Letter, the France SPA, the Netherlands Offer Letter, the Netherlands APA, the Transitional Services Agreement, the Transitional Distribution Services Agreement, the Influenza Business Agreements, the Influenza Business Global Quality Agreement, the Influenza Business Pharmacovigilance Agreement, the Vaccines Business Manufacturing and Supply Agreements, the Vaccines Business Pharmacovigilance Agreement, the Purchaser Intellectual Property Licence Agreement, the Intellectual Property Assignment Agreements, the Claims Management Agreement and the Secondment Agreement;

“Anti-Bribery Law” means any Applicable Law that relates to bribery or corruption, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, in each case as amended, re-enacted or replaced from time to time;

“Applicable Law” means any supra-national, federal, national, state, municipal or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process (including common law), or any other order of, or agreement issued, promulgated or entered into by, any Governmental Entity or any rule or requirement of any national securities exchange, including all Healthcare Laws, and GCP, GLP, and GMP, each as may be amended from time to time;

“Appointment Notice” has the meaning given to it in paragraph 1.3 of Schedule 16;

“Associated Person” means, in relation to the Seller’s Group, a person (including any director, officer, employee, agent or other intermediary) who performs services for or on behalf of any member of the Seller’s Group or who holds shares of capital stock, partnership interests, limited liability company membership interests and units, shares, interest and other participations in any member of the Seller’s Group (in each case when performing such services or acting in such capacity);

“Assumed Liabilities” means all Liabilities relating to the Vaccines Group Businesses (including, for the avoidance of doubt, any Delayed Vaccines Group Businesses) other than: (i) the Excluded Liabilities; (ii) any Relevant Pension and Employment Liability; (iii) any Liabilities in respect of Tax (other than Tax which has been provided for or reflected in the Closing Statement and Tax which has been assumed by the Purchaser’s Group under an express provision of this Agreement); (iv) any Ancillary Agreement Liabilities; and (v) any Liabilities relating to the Abandoned Patents;

“Base Working Capital” means, in respect of the Vaccines Group Companies and Vaccines Group Businesses, the amount shown in paragraph 4 of Part 2 of Schedule 16;

“Benefit Plans” means the US Benefit Plans and the Non-US Benefit Plans;

“Beta Interferon Patent Rights” means the Patents listed in Part 3 of Schedule 4 (the “Beta Interferon Patents”) together with the rights of Novartis Vaccines and Diagnostics, Inc. under the Merck 2012 Licence;

“Business” means the research, development, manufacture, sales, marketing and commercialisation of Vaccines for human use by the Seller’s Group as recorded and reported by the Seller’s Group from time to time under the “Vaccines and Diagnostics” segment as described in and consistent with the Novartis 2013 Annual Report and, with respect only to the Vaccines Institute for Global Health, through the Novartis Institutes for BioMedical Research, and including the fill-finish process undertaken at the Rosia Site and, to the extent relevant, the Siena Site, but excluding:

(i)                               the Influenza Business;

(ii)                            the Diagnostics Business; and

(iii)                         any Non-strategic Assets if and to the extent disposed of or transferred otherwise than to the Purchaser or a member of the Purchaser’s Group in accordance with this Agreement;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the canton of Basel-Stadt (Switzerland) or London;

“Business Information” means: (i) Commercial Information; (ii) Medical Information; and (iii) any other information Predominantly Related to the Business;

“Business Sellers” means the members of the Seller’s Group (other than the Vaccines Group Companies) that own assets of or otherwise conduct any of the Vaccines Group Business;

“Call for New Tender” means any calls for a tender (including any tender for a basket of products), whether a new tender or the renewal of an existing tender, which includes the Products and which is published after Closing of which the Seller and/or any of the Seller’s Affiliates become aware and which relates in whole or in part to the sale of Products;

“Cash Balances” means cash in hand or credited to any account with a financial institution and securities which are readily convertible into cash;

“Cash Pooling Arrangements” means the cash pooling arrangements of members of the Seller’s Group in which the Vaccines Group Companies participate;

“Cell-based Influenza Business” means:

(i)                                  the business conducted by the Seller’s Group from time to time of research, development, manufacture, sales, distribution, marketing and commercialisation of:

(a)                              influenza Vaccines using cell-based technologies, including such business conducted at the Holly Springs Site;

(b)                              adjuvants conducted at the Holly Springs Site; and

(c)                               other Vaccines products to the extent that such business is conducted or contemplated to be conducted by the Seller’s Group at the Holly Springs Site in accordance with its obligations to, or as requested by, the US government or regulatory authorities; and

(ii)                               technical development, manufacturing and supply of Enoxaparin, Copaxone or any other pharmaceutical or biological products (other than Vaccines) at the Holly Springs Site, including, but not limited to, pursuant to agreements or arrangements with Sandoz Inc. or its Affiliates;

“Certificate” means a certificate signed by a director, officer or an authorised signatory of the Seller in the form set out in Schedule 9, to be provided to the Purchaser immediately prior to Closing;

“CFIUS” means the Committee on Foreign Investment in the United States;

“CFIUS Approval” means written notice from CFIUS that any review or investigation of the Transaction under Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. App. Section 2170), has been concluded and there are no unresolved national security concerns with respect to the Transaction or the President shall have determined not to take action with respect to the Transaction;

“Chinese JV Partner” means Mr. Ding Xiaohang (丁晓航), a resident of [***], whose residential address is [***] and whose identity card number is [***], being the joint venture partner of the Tianyuan JV;

“Claims Management Agreement” means the agreement between the Seller and the Purchaser, to be negotiated in good faith between the parties and entered into at Closing, in respect of the management of claims or investigations by or against third parties (including by any Governmental Entity) which constitute or may constitute an Assumed Liability or an Excluded Liability;

“Clinical Trials/Data Liability” means any Liability arising out of, relating to or resulting from any breach of Applicable Law in connection with the conduct of, or reporting or data in relation to, clinical studies or trials (including post-approval studies) in relation to the Vaccines Group;

“Closing” means the completion of the sale of the Shares and the Vaccines Group Businesses pursuant to this Agreement, and Closing shall be deemed to have taken place notwithstanding that some of the Shares only or other parts of the Vaccines Group Businesses have not transferred to the Purchaser pursuant to Schedule 25, in each case which the provisions of Schedule 25 shall then apply in respect thereof;

“Closing Date” means the date on which Closing takes place;

“Closing Statement” means the statement setting out the Working Capital, the Working Capital Adjustment, the Vaccines Group Companies’ Cash Balances, the Intra-Group Non-Trade Receivables, the Third Party Indebtedness, the Intra-Group Non-Trade Payables and the Tax Adjustment, to be prepared by the Seller and agreed or determined in accordance with Clause 7 and Schedule 16;

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 of the United States, as amended, section 4980B of the Code, Title I Part 6 of ERISA, and any similar US state group health plan continuation law, together with its implementing regulations;

“Code” means the U.S. Internal Revenue Code of 1986, as amended, together with its implementing regulations;

“Commercial Information” means information that is, as of the Closing Date, or, in respect of any Delayed Business, the Delayed Closing Date as applicable, owned by the Seller and/or its Affiliates and relates predominantly to the Commercialisation of any Products;

“Commercial Practices Liability” means any Liability arising out of, relating to or resulting from any breach of Applicable Law in connection with the Commercialisation of any product;

“Commercialise” means to promote, market, distribute and/or sell a Product and “Commercialising” and “Commercialisation” shall be construed accordingly;

“Companies” means the companies, details of which are set out in paragraph 1 of Schedule 2, and “Company” means any one of them;

“Company Lease” has the meaning given to it in paragraph 1.1 of Part 3 of Schedule 3;

“Company Leased Real Properties” has the meaning given to it in paragraph 1.1 of Part 3 of Schedule 3;

“Company Owned Real Properties” has the meaning given to it in paragraph 1.1 of Part 3 of Schedule 3;

“Company Real Properties” means the Company Owned Real Properties and the Company Leased Real Properties, and “Company Real Property” means any one of them;

“Composite” has the meaning given to it in Clause 9.3.2(iv);

“Consumer Contribution Agreement” means the contribution agreement dated 22 April 2014, as amended from time to time, between Leo Constellation Limited, the Purchaser and the Seller, relating to the establishment of a joint venture between the Purchaser and the Seller;

“Contract” means any binding contract, agreement, instrument, lease, licence or commitment, excluding: (i) any lease or other related or similar agreements, undertakings and arrangements with respect to the leasing or ownership of the Properties (to which the provisions set out in Schedule 3 shall apply); and (ii) any contract with any Employee;

“Contracts Liabilities” means Liabilities relating to the: (i) Transferred Contracts; (ii) Transferred Intellectual Property Contracts; and (iii) all other contracts or parts thereof transferred, assigned, novated or assumed by the Purchaser pursuant to this Agreement or to which a Vaccines Group Company is or was a party or under which a Vaccines Group Company has any Liability, and a “Contracts Liability” shall mean any one of them;

“Control” means the power to direct the management and policies of a person (directly or indirectly), whether through ownership of voting securities, by Contract or otherwise (and the term “Controlled” shall be interpreted accordingly);

“Co-Owned Vaccines Group Intellectual Property Right” means any Vaccines Group Intellectual Property Right that is owned in part by a third party;

“Copyright” means any works of authorship, copyrights, database rights, mask work rights and registrations and applications therefor;

[***];

“Decision” means the issuing of any decision by a competition, antitrust, foreign investment, national, local, supranational or supervisory or other government, governmental, quasi-governmental, trade, or regulatory body, agency, branch, subdivision, department, commission, official or authority, including any Tax Authority and any governmental department and any court or other tribunal, that would have the effect of prohibiting the acquisition of the Vaccines Group by the Purchaser;

“Deferred Employee” means any person to whom the Seller, any Vaccines Group Company or any other member of the Seller’s Group has made an offer of employment for a role in the Business (as carried on by the Vaccines Group) in compliance with Clause 5 and whose employment in the Business (as carried on by the Vaccines Group) will take effect on a date following the Closing Date, save that no person shall become a Deferred Employee unless and until the Seller has provided to the Purchaser a copy of the offer letter setting out the agreed principal terms of employment and/or employment agreement (if executed) applicable to such person;

“Delayed Businesses” has the meaning given in Schedule 25;

“Delayed Closing” has the meaning given to it in Schedule 25;

“Delayed Closing Date” has the meaning given in Schedule 25;

“Delayed Contract” has the meaning given to it in Schedule 10;

“Delayed Contract Transfer Date” has the meaning given to it in Schedule 10;

“Delayed Local Payment Amount” has the meaning given to it in Clause 6.6;

“Delayed Vaccines Group Business” has the meaning given in Schedule 25;

“Delayed Vaccines Group Company” has the meaning given in Schedule 25;

“Designated Purchaser” means an entity within the Purchaser’s Group acquiring part of the Business;

“Diagnostics Business” means the human blood and blood products diagnostics business (and certain related activities) sold by Novartis Vaccines and Diagnostics Inc. and its Affiliates to G-C Diagnostics Corp. pursuant to a share and asset purchase agreement dated 10 November 2013;

“Diagnostics GESA” means the Global Employee Services Agreement and Amendment No. 3 to Share and Asset Purchase Agreement dated as of 9 January 2014 by and between Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, G-C Diagnostics Corp., and Grifols, S.A.;

“Disclosure Letter” means the letter dated 22 April 2014 from the Seller to the Purchaser disclosing information constituting exceptions to the Seller’s Warranties;

“Distribution Contract” has the meaning given to it in Schedule 10;

“Distribution Transfer Date” has the meaning given to it in the Transitional Distribution Services Agreement;

“Draft Closing Statement” has the meaning given to it in Clause 7.1.1;

“Effective Time” means 11.59 p.m. (local time in the relevant location) on the Closing Date or, if the Closing Date is not the last day of a month but the first Business Day of a month, 11.59 p.m. on the last day of the immediately preceding month;

“Egg-based Influenza Business” means the business conducted by the Seller’s Group from time to time of research, development, manufacture, sales, distribution, marketing and commercialisation of influenza Vaccines and other products using egg-based technologies and related adjuvant technologies;

“Employee Adjustment Payment” has the meaning given to it in Clause 3.1.1(ii);

“Employee Benefit Indemnification Amount” has the meaning given to it in paragraph 3 of Schedule 12;

“Employee Benefits” has the meaning given to it in Schedule 12;

“Employees” means the Vaccines Business Employees and the Vaccines Group Company Employees, and “Employee” means any one of them;

“Encumbrance” means any claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing, and for the avoidance of doubt, shall exclude any licences of or claims of infringement relating to, Intellectual Property Rights;

“Environmental Laws” means any and all Applicable Law regulating or imposing Liability or standards of conduct concerning pollution or protection of the environment (including surface water, groundwater or soil);

“Environmental Liabilities” means any Liability arising out of, relating to or resulting from any Environmental Law or environmental, health or safety matter or condition, including natural resources, but excluding any Product Liability;

“Environmental Permit” means any permit, licence, consent or authorisation required by Environmental Laws issued by any relevant competent authority and used in relation to the operation or conduct of Manufacturing at each Property, and “Environmental Permit” shall be construed accordingly;

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, as amended, together with its implementing regulations;

“Estimated Employee Benefit Adjustment” means the amount by which the Seller’s reasonable estimate (in so far as practicable), made in good faith after consulting with the Purchaser, of 95 per cent. of the anticipated aggregate of the Employee Benefit Indemnification Amounts exceeds US$60,000,000, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Intra-Group Non-Trade Payables” means the Seller’s reasonable estimate of the Intra-Group Non-Trade Payables, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Intra-Group Non-Trade Receivables” means the Seller’s reasonable estimate of the Intra-Group Non-Trade Receivables, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Tax Adjustment” means the Seller’s reasonable estimate of the Tax Adjustment, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Third Party Indebtedness” means the Seller’s reasonable estimate of the Third Party Indebtedness, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Vaccines Group Companies’ Cash Balances” means the Seller’s reasonable estimate of the aggregate of the Vaccines Group Companies’ Cash Balances, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Working Capital” means the Seller’s reasonable estimate of the Working Capital, to be notified by the Seller to the Purchaser pursuant to Clause 6.4;

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater or less than the Base Working Capital, any such excess amount being treated as a positive number and any shortfall being treated as a negative number;

“Excluded Assets” means the property, rights and assets referred to in Clause 2.3.2 or Schedule 5;

“Excluded Contracts” means, collectively, each Contract which is not Predominantly Related to the Business;

“Excluded Employees” means the employees of any member of the Seller’s Group (including the Vaccines Group Companies) (i) who are referred to in Schedule 5, and (ii) any Vaccines Group Company Employees who do not work wholly or substantially in the Business (as carried on by the Vaccines Group), save for those employees referred to in paragraph 2.1.2 of Schedule 11;

“Excluded Liabilities” means (in each case excluding any Ancillary Agreement Liability and any Liabilities relating to Abandoned Patents):

(i)                                  all Liabilities:

(a)                              relating to the Vaccines Group Businesses (including, for the avoidance of doubt, any Delayed Vaccines Group Businesses) other than to the extent taken into account in the Closing Statement;

(b)                              of the Vaccines Group Companies (including, for the avoidance of doubt, any Delayed Vaccines Group Companies) other than to the extent taken into account in the Closing Statement and other than Liabilities in respect of Tax, in either case, to the extent that they have arisen or arise (whether before or after the applicable Liability Cut-off Time for that Liability) as a result of, or otherwise relate to, an act, omission, fact, matter, circumstance or event undertaken, occurring, in existence or arising before the applicable Liability Cut-off Time, and in each case, other than (a) any Relevant Pension and Employment Liability and (b) any Liabilities in respect of Tax provided for or reflected in the Closing Statement; and

(ii)                               all Liabilities relating to the Seller’s Group Retained Business and the Excluded Assets; and

(iii)                            any Seller Allowance Rebate and Royalty Amount;

“Exclusively Related to the Business” means exclusively related to, or exclusively used or held for use exclusively, in connection with the Business;

“FCA” means the Financial Conduct Authority;

“FCC Vaccines” means bulk influenza Vaccines produced using cell-based technologies;

“FDA” means the United States Food and Drug Administration (or its successor);

“Final Allocation Schedule” has the meaning given to it in paragraph 4 of Schedule 13;

“Final Payment Date” means five Business Days after the date on which the process described in Part 1 of Schedule 16 for the preparation of the Closing Statement is complete;

“France Assumed Liabilities” means the Assumed Liabilities to the extent they relate to the France Business;

“France Business” means that part of the Vaccines Group, comprising:

(i)                                  Novartis Vaccines and Diagnostics S.A.S. and the part of the Business conducted by Novartis Vaccines and Diagnostics S.A.S.;

(ii)                               the France Assumed Liabilities;

(iii)                            the France Employees; and

(iv)                           any other assets that are exclusively related to the France Business;

“France Closing” has the meaning given to it in the France SPA;

“France Employees” means the Employees employed by Novartis Vaccines and Diagnostics S.A.S.;

“France Offer Letter” means the letter from the Purchaser to the Seller in respect of the binding offer from the Purchaser to acquire the France Business dated on or around the date hereof;

“France Put Option Exercise” has the meaning given to it in the France Offer Letter;

“France SPA” has the meaning given to it in the France Offer Letter;

“FSMA” means the Financial Services and Markets Act 2000;

“Full Disclosure” means disclosure by the Seller to the Purchaser of the material terms, including financial terms, of the Relevant Part of a Shared Business Contract;

“Full Title Guarantee” means on the basis that the covenants implied under Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee are deemed to be given by the Seller (on behalf of the relevant Share Seller or Business Seller) on Closing;

“German Influenza Operations” means the operations for the manufacture of FCC Vaccines and MF59® adjuvant located at the Marburg Site;

“Good Clinical Practices” or “GCP” means the then-current standards, practices and procedures promulgated or endorsed by (i) the ICH Harmonised Tripartite Guidelines for Good Clinical Practice (CPMP/ICH/135/95) and any other guidelines for good clinical practices for trials on medicinal products in the European Union; (ii) the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA; and (iii) the equivalent Applicable Law in any relevant country;

“Good Laboratory Practices” or “GLP” means the then-current standards, practices and procedures promulgated or endorsed by: (i) the European Commission Directive 2004/10/EC relating to the application of the principles of good laboratory practices as well as “The rules governing medicinal products in the European Union,” Volume 3, Scientific guidelines for medicinal products for human use (ex - OECD principles of GLP); (ii) the then-current standards, practices and procedures promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58; and (iii) the equivalent Applicable Law in any relevant country;

“Good Manufacturing Practices” or “GMP” means the then-current standards, practices and procedures promulgated or endorsed by: (i) the European Commission Directive 91/356/EEC, as amended by Directive 2003/94/EC and 91/412/EEC respectively, as well as “The rules governing medicinal products in the European Union,” Volume 4, Guidelines for good manufacturing practices for medicinal products for human and veterinary use; (ii) the FDA and the provisions of 21 C.F.R. Parts 210 and 211; (iii) the principles detailed in the ICH Q7A guidelines; and (iv) all Applicable Law with respect to each of (i) through (iii);

“Governmental Entity” means any supra-national, federal, national, state, county, local, municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service including, any governmental regulatory authority or agency responsible for the grant approval, clearance, qualification, licensing or permitting of any aspect of the research, development, manufacture, marketing distribution or sale of the Products including the FDA, the European Medicines Agency, or any successor agency thereto;

“Governmental Liability” means any Liability arising out of, relating to or resulting from any claim, demand, action, suit, proceedings or investigation by a Governmental Entity (other than a Tax Authority) brought or undertaken in connection with products sold or developed by, or operations or practices of, the Vaccines Group prior to Closing;

“Gross Negligence” has the meaning given to it in paragraph 3.16 of Schedule 25;

“GSK Break Fee” has the meaning given to it in the Implementation Agreement;

“Hazardous Substance” means any gasoline or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, hazardous wastes, toxic substances, asbestos, pollutants, or contaminants defined as such in or regulated under any applicable Environmental Law;

“Headline Price” has the meaning given to it in Clause 3.1.1(i);

“Healthcare Laws” means the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)); the Anti-Inducement Law (42 U.S.C. § 1320a-7a (a)(5)); the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Exclusion Laws (42 U.S.C. § 1320a-7); the Medicare statute (Title XVIII of the Social Security Act), including Social Security Act §§ 1860D-1 to 1860D-43 (relating to Medicare Part D and the Medicare Part D Coverage Gap Program); the Medicaid statute (Title XIX of the Social Security Act); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and any analogous state laws; the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and any other similar law, including the price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the

Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the Veterans Health Care Act (38 U.S.C. § 8126), regulatory requirements applicable to sales on the Federal Supply Schedule or under any state pharmaceutical assistance program or United States Department of Veterans Affairs agreement, all legal requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Seller’s Group and any successor government programs, and all foreign equivalents of the foregoing;

“Holly Springs Site” means properties located in Holly Springs, North Carolina, United States of America at which the Influenza Business undertakes Manufacturing activities;

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, together with its implementing regulations;

“IFRS” means International Financial Reporting Standards, comprising the accounting standards and interpretations issued, adopted and/or approved by the International Accounting Standards Board;

“Illustrative Working Capital Statement” has the meaning given to it in Part 2 of Schedule 16;

“Implementation Agreement” means the implementation agreement dated 22 April 2014 between the Seller and the Purchaser relating to, amongst other things, the implementation of the Transaction;

“In-Market Inventory” means all inventory of Products for Commercialisation that, at any particular time: (i) is beneficially owned by a member of the Seller’s Group; and (ii) is in finished packed form and released for Commercialisation; and (iii) is located: (a) in (or in transit to) the relevant Market; or (b) in (or in transit to) a multi-market warehouse owned or operated by a member of the Seller’s Group or by a third party; or (c)         at a Property pending despatch following release by the relevant qualified person to the relevant market or multi-market warehouse;

“Indebtedness” means all loans and other financing liabilities and obligations in the nature of borrowed moneys and overdrafts and moneys borrowed, but excluding trade debt and liabilities arising in the ordinary course of business;

“Influenza Business” means the Cell-based Influenza Business, the Egg-based Influenza Business and the German Influenza Operations, taken together;

“Influenza Business Agreements” means:

(i)                                  Influenza Business Manufacturing and Supply Agreement;

(ii)                               Influenza Business Manufacturing, Supply and Distribution Agreement;

(iii)                            Influenza Business Transitional Services Agreement;

(iv)                           Marburg Support Services Agreement;

(v)                              Influenza Business Global Quality Agreement;

(vi)                           Influenza Business Pharmacovigilance Agreement; and

(vii)                        any local services agreements to be entered into pursuant to the agreements referred to in paragraphs (i) and (iii) above,

each as amended or restated from time to time;

“Influenza Business Global Quality Agreement” means the agreement to be entered into between the Seller and the Purchaser on Closing, pursuant to which the quality agreements applicable to the Influenza Business Manufacturing and Supply Agreement, Influenza Business Manufacturing, Supply and Distribution Agreement and Influenza Business Transitional Services Agreement are identified;

“Influenza Business Manufacturing and Supply Agreement” means the manufacturing and supply agreement in respect of the Influenza Business dated 23 October 2014 between the Seller and the Purchaser;

“Influenza Business Manufacturing, Supply and Distribution Agreement” means the manufacturing, supply and distribution agreement in respect of the Influenza Business dated 23 October 2014 between the Seller and the Purchaser;

“Influenza Business Pharmacovigilance Agreement” means the pharmacovigilance agreement between the Seller or a member of the Seller’s Group and the Purchaser or a member of the Purchaser’s Group, to be entered into at Closing, in respect of pharmacovigilance and regulatory matters relating to certain Influenza Business products;

“Influenza Business Transitional Services Agreement” means the transitional services agreement in respect of the Influenza Business dated 23 October 2014 between the Seller and the Purchaser;

“Information Technology” means computer, hardware, software and network;

“Intellectual Property Assignment Agreements” means the assignments between the Seller and/or one or more of its Affiliates and the Purchaser and/or one or more of its Affiliates on terms consistent with the Agreed Terms, to be entered into at Closing, in respect of the transfer of certain Intellectual Property Rights in each of the relevant jurisdictions;

“Intellectual Property Rights” means all: (i) Patents; (ii) Know-How; (iii) Trademarks; (iv) internet domain names; (v) Copyrights; (vi) rights in designs; (vii) database rights; and (viii) all rights or forms of protection, anywhere in the world, having equivalent or similar effect to the rights referred to in paragraphs (i) to (vii) above, in each case whether registered or unregistered and including applications for registration of any such thing;

“International Assignees” means the employees of any member of the Seller’s Group (including the Vaccines Group Companies) who are referred to in Schedule 6;

“Intra-Group Non-Trade Payables” means all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, interest accrued, dividends declared or payable but not paid) owed by a Vaccines Group Company to a member of the Seller’s Group (other than a Vaccines Group Company) as at the Effective Time as derived from the Closing Statement, but excluding: (i) Intra-Group Trading Balances; and (ii) any item which falls to be included in calculating the Vaccines Group Companies’ Cash Balances or the Third Party Indebtedness;

“Intra-Group Non-Trade Receivables” means all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, interest accrued, dividends declared or payable but not paid) owed by a member of the Seller’s Group (other than a Vaccines Group Company) to a Vaccines Group Company as at the Effective Time as derived from the Closing Statement, but excluding: (i) Intra-Group Trading Balances; and (ii) any item which falls to be included in calculating the Vaccines Group Companies’ Cash Balances or the Third Party Indebtedness;

“Intra-Group Trading Balances” means all trade accounts and notes receivable or payable arising in the ordinary course between any two members of the Seller’s Group, in each case to the extent related to the Vaccines Group, to which lines “BS01_630 Payables Other BU’s”, “BS01_140 Receivables Other BU’s”, “BS01_620 Payables Own BU” and “BS01_130 Receivables Own BU” of the Statement of Net Assets apply, together with any unpaid financing charges accrued thereon;

“IP Liability” means any Liability arising out of, relating to or resulting from any actual or alleged infringement, misappropriation or other violation of Intellectual Property Rights of third parties;

“Judgment” means any order, writ, judgment, injunction, decree, stipulation, determination, decision or award entered by or with any Governmental Entity of competent jurisdiction;

“Key Personnel” means the Employees listed in Schedule 21;

“Key Sites” means the Marburg Site, the Rosia Site and the Siena Site;

“Know-How” means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes and formulae, including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, safety, quality control, preclinical and clinical data;

“Lease” has the meaning given to it in paragraph 1.1 of Part 4 of Schedule 3;

“Liabilities” means all liabilities, claims, damages, proceedings, demands, orders, suits, costs, losses and expenses of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety;

“Liability Cut-off Time” means (i) Closing in respect of any Liability that is a Clinical Trials/Data Liability, Commercial Practices Liability, Environmental Liability, Governmental Liability, IP Liability, Manufacturing Liability or Product Liability; (ii) Delayed Closing in respect of any Liability that relates to a Non-Controlled Delayed Business and is a Clinical Trials/Data Liability, Commercial Practices Liability, Environmental Liability, Governmental Liability, IP Liability, Manufacturing Liability or Product Liability (but, in respect of any such Environmental Liability, IP Liability or Product Liability that arises as a result of, or otherwise relates to, any act, omission, fact, matter or circumstance or event undertaken, occurring, in existence or arising between Closing and Delayed Closing, only to the extent that such Liability arises due to the wilful default or Gross Negligence of the relevant Seller or any of its Associated Persons); or (iii) the Effective Time in respect of any other Liability;

“LIBOR” means the London interbank offered rate, being the interest rate offered in the London inter-bank market for three month US dollar deposits as displayed on pages

LIBOR01 or LIBOR02 of the Reuters screen at 11 a.m. (London) on the second Business Day prior to the Closing Date;

“Licensed Intellectual Property Contract” means any Vaccines Group Intellectual Property Contract constituting or containing a licence of Intellectual Property Rights in respect of the Business or Products;

“Listing Rules” means the listing rules made by the FCA under section 73A of FSMA;

“Local Payment Amount” has the meaning given to it in Clause 6.5;

“Local Transfer Document” has the meaning given to it in Clause 2.6.1;

“Long Stop Date” has the meaning given to it in Clause 4.3;

“Long Stop Expiry Date” has the meaning given to it in Clause 9.1.6;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“MA Costs” has the meaning given to it in paragraph 4 of Part 2 of Schedule 8;

“MA Documentation” has the meaning given to it in paragraph 1.4 of Part 2 of Schedule 8;

“Manufacture”, “Manufacturing” or “Manufactured” means the planning, purchasing of materials for, production, processing, compounding, storage, filling, packaging, labelling, leafleting, warehousing, quality control testing, waste disposal, quality release, sample retention and stability testing of products;

“Manufacturing Inventory” means any packed inventory of Products and/or products for Commercialisation that is: (i) in finished form (save for any secondary packaging undertaken outside of a Property); (ii) beneficially owned by any member of the Seller’s Group; (iii) held at a Property; and (iv) not yet released by the qualified person at a Property; and excluding in each case, for the avoidance of doubt, any In-Market Inventory and Manufacturing Stocks;

“Manufacturing Liability” means any Liability arising out of, relating to or resulting from any breach of Applicable Law in connection with the manufacturing of products;

“Manufacturing Licences” means any certificates, permits, licences, consents and approvals issued by any Governmental Entity, used in the operation or conduct of Manufacturing at each Property, and “Manufacturing Licence” shall be construed accordingly;

“Manufacturing Stocks” means, as at Closing, all stocks of raw materials, active pharmaceutical ingredients, ingredients, adjuvants, drug substances, intermediates, packaging materials, components, devices and other production and pre-production consumables and work-in-progress that are beneficially owned by any member of the Seller’s Group for use in the Manufacture of Products or Pipeline Products and held at a Property;

“Marburg Site” means the Properties located in Marburg (Germany) at which the Vaccines Group undertakes Manufacturing activities;

“Marburg Support Services Agreement” means the Marburg support services agreement in respect of the Influenza Business dated 23 October 2014 between the Seller and the Purchaser;

“Marketing Authorisation Data” means the existing and available dossiers containing the relevant Know-How used by the Seller and/or its Affiliates to obtain and maintain the Marketing Authorisations;

“Marketing Authorisation Holder” means the holder of the relevant Marketing Authorisation;

“Marketing Authorisation Re-registration” has the meaning given to it in paragraph 1.1.2 of Part 2 of Schedule 8;

“Marketing Authorisation Re-Registration Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant Marketing Authorisation Re-registration;

“Marketing Authorisation Transfer” has the meaning given to it in paragraph 1.1.1 of Part 2 of Schedule 8;

“Marketing Authorisation Transfer Date” means the date on which the relevant Governmental Entity approves, or is deemed to approve, the relevant Marketing Authorisation Transfer;

“Marketing Authorisation Transferee” means the member of the Purchaser’s Group or, where no member of the Purchaser’s Group satisfies the requirements under Applicable Law to be transferred the relevant Marketing Authorisation, such Third Party as is nominated by the Purchaser, in either case to whom the relevant Marketing Authorisation is to be transferred;

“Marketing Authorisations” means the marketing authorisations issued or applications for marketing authorisations with respect to the Products and all supplements, amendments and revisions thereto;

“Markets” means the markets in which the Products are marketed and sold under the relevant Marketing Authorisation, and “Market” shall be construed accordingly;

“Material Adverse Effect” means any matter, change, event or circumstance arising or discovered on or after the date of this Agreement and prior to Closing (including a breach of the Seller’s obligations under Clause 5 or Clause 10.1) (a “Relevant Matter”) that, individually or in the aggregate with other Relevant Matters, if known to the Purchaser prior to the date of this Agreement, could reasonably have expected to have resulted in the Purchaser offering to acquire the Vaccines Group on the terms of this Agreement at a discount to the Headline Price of 30 per cent. or more and, in determining such reduction, regard shall be had to the actual basis on which the Purchaser determined the Headline Price. A Relevant Matter shall not constitute or count towards a “Material Adverse Effect” to the extent resulting or arising from:

(i)                                  any change that is generally applicable to, or generally affects, the industries or markets in which the Vaccines Group operates (including changes arising as a result of usual seasonal variations) or arises from or relates to changes in Applicable Law or accounting rules or changes in any authoritative interpretation of any Applicable Law by any Governmental Entity;

(ii)                               any change in financial, securities or currency markets or general economic or political conditions or changes in prevailing interest rates or exchange rates;

(iii)                            the execution of this Agreement, the public announcement thereof or the pendency or consummation of the transactions contemplated hereby (including any cancellations of or delays in customer orders or other decreases in customer demand, any reduction in revenues and any disruption in supplier, distributor, customer or similar relationships); or

(iv)                           the taking of any action expressly required by this Agreement or by any Ancillary Agreement or otherwise taken with the advance written consent of the Purchaser,

except, in relation to either paragraph (i) or paragraph (ii) above, if that change adversely affects the Vaccines Group in a disproportionate manner relative to other comparable businesses operating in the same industry and geographic markets as the Vaccines Group (in which case it may constitute or count towards a “Material Adverse Effect”);

“Material Employee Jurisdictions” means China, Germany, India, Italy, the United Kingdom and the United States of America;

“Medical Information” means information relating to clinical and technical matters, such as therapeutic uses for the approved indications, drug-disease information, and other product characteristics Predominantly Related to the Business which is available to or used by the Seller and/or its Affiliates as of the Closing Date, or, in respect of any Delayed Business, the Delayed Closing Date, as applicable;

“MenA Fill Finish Manufacturing and Supply Agreement” means the manufacturing and supply agreement, and the quality agreement relating thereto, to be entered into between the Seller or a member of the Seller’s Group and the Purchaser or a member of the Purchaser’s Group on Closing, pursuant to which Novartis Pharma Stein AG will manufacture and supply certain products to the Vaccines Business in connection with Meningococcal serogroup A vaccines;

“MenACWY Fill Finish Clinical Supply Agreement” means the clinical supply agreement, and the quality agreement relating thereto, to be entered into between the Seller or a member of the Seller’s Group and the Purchaser or a member of the Purchaser’s Group on Closing, pursuant to which Novartis Pharma Stein AG will manufacture and supply certain products to the Vaccines Business in connection with clinical trials of quadrivalent Meningococcal vaccines;

“MenB Manufacturing and Supply Agreement” means the manufacturing and supply agreement, and the quality agreement relating thereto, to be entered into on or before Closing between Sandoz GmbH and Novartis Vaccines and Diagnostics S.r.l. with the written consent of the Purchaser, pursuant to which Sandoz GmbH will manufacture and supply certain products to the Vaccines Business in connection with Meningococcal serogroup B vaccines;

“Merck 2012 Licence” means the Settlement and Licence Agreement between Novartis Vaccines and Diagnostics Inc. and Merck KGaA and Ares Trading SA dated 14 November 2012;

“Milestone Payments” has the meaning given to it in paragraph 10 of Schedule 17;

“Minority Interest Entities” means the entities, details of which are set out in paragraph 3 of Schedule 2, and “Minority Interest Entity” means any one of them;

“Mixed Affiliate Quality Agreement” means any Affiliate Quality Agreement which relates both:

(i)                                  to the Business or any part of the Business to be transferred to the Purchaser at Closing; and

(ii)                               to any part of the Seller’s Group Retained Business, any product other than the Products, or any Excluded Asset;

“Mixed Contract” means any Contract which relates both:

(i)                                  to the Business or any part of the Business to be transferred to the Purchaser at Closing; and

(ii)                               to any part of the Seller’s Group Retained Business, any product other than the Products, or any Excluded Asset,

and which is either a Transferred Contract or a Contract to which a Vaccines Group Company is party;

“Mixed Contracts Separation” has the meaning given to it in Schedule 10;

“MOFCOM” means the Ministry of Commerce in the PRC or its local counterparts;

“Moratorium Date” has the meaning given to it in Schedule 10;

“Multi-Basket Tender” means any Tender other than a Products-Only Tender;

“NDRC” means the National Development and Reform Commission in the PRC or its local counterparts;

“Netherlands APA” has the meaning given to it in the Netherlands Offer Letter;

“Netherlands Assumed Liabilities” means the Assumed Liabilities to the extent they relate to the Netherlands Business;

“Netherlands Business” means that part of the Vaccines Group, comprising:

(i)                                  the Vaccines Group Businesses that relate predominantly to the part of the Business conducted in the Netherlands;

(ii)                               the Netherlands Assumed Liabilities;

(iii)                            the Netherlands Employees; and

(iv)                           any other assets that are exclusively related to the Netherlands Business;

“Netherlands Closing” has the meaning given to it in the Netherlands APA;

“Netherlands Employees” means the Employees employed in the Netherlands;

“Netherlands Offer Letter” means the letter from the Purchaser to the Seller in respect of the binding offer from the Purchaser to acquire the Netherlands Business dated on or around the date hereof;

“Netherlands Put Option Exercise” has the meaning given to it in the Netherlands Offer Letter;

“Non-Controlled Delayed Business” has the meaning given to it in Schedule 25;

“Non-strategic Assets” means the assets of the Vaccines Group exclusively related to the Products Encepur and Ixiaro and any Liabilities relating to those Products;

“Non-Transferring Tender” means:

(i)                                  any Products-Only Tender which is subject to public procurement law and regulation in the relevant Market and cannot be transferred under Applicable Law; and

(ii)                               any Multi-Basket Tender;

“Non-US Benefit Plans” has the meaning given to it in paragraph 16.3.1 of Schedule 18;

“Notice” has the meaning given to it in Clause 17.11.1;

“Novartis 2013 Annual Report” means the 2013 annual report of Novartis AG, including the consolidated financial statements of the Seller’s Group for the financial year ending on 31 December 2013;

“Novartis Branded Inventory” has the meaning given to it in Clause 9.1.1(iii);

“Novartis Branded Literature” has the meaning given to it in Clause 9.1.1(v);

“Novartis Branded Products” has the meaning given to it in Clause 9.1.1(iv);

“Novartis Branded Websites” has the meaning given to it in Clause 9.1.1(ii);

“Novartis Break Fee” has the meaning given in the Implementation Agreement;

“NTT Multi-Basket Tender” has the meaning given to it in Schedule 10;

“NTT Products-Only Tender” has the meaning given to it in Schedule 10;

“Ongoing Clinical Trials” means the ongoing clinical studies sponsored or supported by the Seller’s Group (including post-approval studies) or otherwise recommended by a Governmental Entity, and regulatory commitments in respect of the Products and the Pipeline Products, listed in Schedule 22 and “Ongoing Clinical Trial” shall mean any one of them;

“Out-Licensing Programme” means the out-licensing and enforcement of Intellectual Property Rights that are not used in or developed for the Business and generally relate to base technology useful in drug discovery and/or manufacturing processes, including any contracts or Intellectual Property Rights related thereto but excluding the Beta Interferon Patent Rights;

“Out-Licensing Programme Intellectual Property Rights” means the Intellectual Property Rights used in relation to the Out-Licensing Programme;

“Out of Scope Patent” means any Patent of the Seller’s Group at the Closing Date, but excluding (i) the Transferred Intellectual Property Rights; (ii) any Patents licensed under the Purchaser Intellectual Property Licence Agreement; (iii) Out-Licensing Programme Intellectual Property Rights; and (iii) any Patents in any Non-strategic Assets;

“Owned Information Technology” means:

(i)                               in the case of Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd, all of the Information Technology owned by it;

(ii)                            in the case of Novartis Vaccines and Diagnostics GmbH, the Site Specific Information Technology that is located in the datacentres at the building “H1” located at Emil-von-Behring-Straße 76, 35041 Marburg, Germany and the building “N310” located at Emil-von-Behring-Straße 200, 35041 Marburg, Germany;

(iii)                         in the case of Chiron Behring Vaccines Private Limited, the Site Specific Information Technology that is located in the datacentre at Plot Nos. 3501/A, 3502 & 3503/A, Post Box No. 94, GIDC Estate, Ankleshwar — 393 002. Dist: Bharuch, Gujarat, India (First Floor of admin building); and

(iv)                        in the case of Novartis Vaccines and Diagnostics S.r.l, the Site Specific Information Technology that is located in the datacentre at Building 15, Via Fiorentina,1, 53100 Siena Italy and Building 53, Località Bellaria Rosia, 53018 Sovicille (Si) Italy,

including the Information Technology set out in Part 2 of Schedule 27;

“Owned Intellectual Property Contracts” means the Contracts Exclusively Related to the Business which relate to Intellectual Property Rights and that are held by the Vaccines Group Companies, including any such Contracts set out in Part 2 of Schedule 4;

“Owned Intellectual Property Rights” means the Intellectual Property Rights of any Vaccines Group Company to the extent Exclusively Related to the Business, including the Intellectual Property Rights of any Vaccines Group Company set out in Part 1 of Schedule 4;

“Patent Term Extensions” means any and all extensions of a term of a Patent granted under the Patent laws or regulations of any country, the European Union (including any supplementary protection certificate), or any other Governmental Entity;

“Patents” means patents, design patents, patent applications, and any reissues, re-examinations, divisionals, continuations, continuations-in-part, provisionals, and extensions thereof or any counterparts to any of the foregoing (including rights resulting from any post-grant proceedings relating to any of the foregoing);

“PA Transfer Date” means, in relation to a Product or Product Application, the date upon which the relevant Governmental Entity approves and notifies the Product Approval or Product Application (as applicable) naming the Purchaser or the relevant Affiliate of the Purchaser (or designee thereof) as the holder of such Product Approval or Product Application in the relevant country or territory covered by that Product Approval or Product Application;

“Payables and Receivables Plan” has the meaning given to it in Clause 8.6;

“Payment” has the meaning given to it in Clause 1.9;

“Permit” has the meaning given to it in paragraph 9.2 of Schedule 18;

“Permitted Encumbrance” means:

(i)                                  Encumbrances imposed by Applicable Law;

(ii)                               Encumbrances imposed in the ordinary course of business which are not yet due and payable or which are being contested in good faith;

(iii)                            Encumbrances which are listed in Schedule 7;

(iv)                           pledges or deposits to secure obligations under Applicable Law relating to workers’ compensation, unemployment insurance or to secure public or statutory obligations; and

(v)                              liens, title retention arrangements or deposits to secure the performance of bids, trade contracts (other than for borrowed money), conditional sales contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of the Business;

“Personal Property” means all tangible personal property legally and beneficially owned by the Seller’s Group which is Predominantly Related to the Business and is located at a Property at Closing;

[***];

[***];

“Pipeline Product” means:

(i)                                  each product in development by the Business set out under the heading “Pipeline Products” in Part 3 of Schedule 8; and

(ii)                               any other product in development Exclusively Related to the Business;

“Pipeline Product Approvals” means the approvals in relation to the Pipeline Products;

“PRC” means the People’s Republic of China which, for the purpose of this Agreement, shall exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Transfer Documents” means the Local Transfer Agreement in respect of the transfer of the Tianyuan Shares from the relevant Share Seller to the Purchaser, the amended joint venture contract and amended articles of association of Tianyuan JV, each to be submitted to the NDRC and MOFCOM in connection with the approval of (i) each of those documents and (ii) the sale and transfer of the Tianyuan Shares from the relevant Share Seller to the Purchaser;

“Predominantly Related to the Business” means exclusively or predominantly related to, or used or held for use exclusively or predominantly, in connection with the Business;

“Proceedings” means any legal actions, proceedings, suits, litigations, prosecutions, investigations, enquiries, mediations or arbitrations;

“Product Applications” means all applications for Product Approval filed with respect to Products Under Registration, with each individual application being a “Product Application”;

“Product Approvals” means all permits, licences, certificates, clearances, registrations or other authorisations or consents issued by any Governmental Entity to the Seller or one of its Affiliates with respect to the Products or the use, research, development, marketing, distribution or sale thereof, including the Marketing Authorisations;

“Product Filings” means all filings, written representations, declarations, listings, registrations, reports or submissions with or to any Governmental Entity, including adverse event reports and all submitted data relating to each Product;

“Product Liabilities” means any Liability arising out of, relating to or resulting from actual or alleged harm, injury, damage or death to persons in connection with the use of any product (including in any clinical trial or study);

“Product Packaging” means (i) the primary packaging in which the Novartis Branded Products and Novartis Branded Inventory are packaged (e.g., blister packs, bottles with labels); (ii) the secondary packaging in which Novartis Branded Products and Novartis Branded Inventory are packaged (e.g., boxes containing blister packs or bottles); and (iii) any leaflets contained inside the secondary packaging;

“Product Partners” means any third parties which pursuant to a Contract with the Seller or any Affiliate of the Seller co-develop, co-promote, co-market, or otherwise have a licence or other right to research, develop, manufacture, promote, distribute, market, or sell any Product, including all manufacturers and suppliers of any such Product;

“Products” means:

(i)                                  the products set out under the heading “Products” in Part 3 of Schedule 8; and

(ii)                               any other products Exclusively Related to the Business;

“Products-Only Tender” means any Tender that relates solely to the Products;

“Products Under Registration” means:

(i)                                  the products set out under the heading “Products Under Registration” in Part 3 of Schedule 8, which are pending Product Approval as of the date hereof; and

(ii)                               any other products under registration Exclusively Related to the Business;

“Properties” means the Company Real Properties and the Transferred Real Properties and “Property” means any one of them;

“Proprietary Information” means all confidential and proprietary information of the Seller or its Affiliates that is Predominantly Related to the Business, including confidential Medical Information, confidential Know How and confidential Commercial Information;

“Purchase Price” has the meaning given to it in Clause 3.1.1;

“Purchase Price Bank Account” means the account notified by the Seller to the Purchaser no later than two Business Days prior to the Closing Date;

“Purchaser Articles of Association” means the articles of association of the Purchaser in force and effect from time to time;

“Purchaser Intellectual Property Licence Agreement” means the agreement between the Seller and/or one or more of its Affiliates and the Purchaser and/or one or more of its Affiliates on terms consistent with the Agreed Terms, to be entered into at Closing, in respect of the grant of licences from the Seller to the Purchaser of certain Intellectual Property Rights;

“Purchaser’s Disagreement Notice” has the meaning given to it in paragraph 1.3 of Schedule 16;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time;

“Purchaser’s Lawyers” means Slaughter and May of One Bunhill Row, London EC1Y 8YY, United Kingdom;

“Purchaser Shareholder Meeting” has the meaning given to it in Clause 4.1.6;

“Purchaser Shareholder Resolution” has the meaning given to it in Clause 4.1.6;

“Purchaser Shareholders” means the holders of ordinary shares in the capital of the Purchaser from time to time;

“Rebate” means any amount payable or repayable to customers or Governmental Entities in respect of a contractual rebate or other rebate including under applicable Healthcare Laws (or under similar laws or regulations) due on sales of products;

“Registered Intellectual Property Rights” means Intellectual Property Rights that are registered, issued, filed, or applied for under the authority of any Governmental Entity;

“Registered Transferred Intellectual Property Rights” means all Transferred Intellectual Property Rights that are Registered Intellectual Property Rights;

“Registered Vaccines Group Intellectual Property Rights” means all Vaccines Group Intellectual Property Rights that are Registered Intellectual Property Rights;

“Registration” has the meaning given to it in Clause 9.3.2(ii);

“Regulation” has the meaning given to it in Clause 4.1.1;

“Relevant Employees” means the Relevant Vaccines Business Employees and the Relevant Vaccines Group Company Employees and “Relevant Employee” means any one of them;

“Relevant Employers” means the Business Sellers and such other members of the Seller’s Group who employ the Relevant Vaccines Business Employees;

“Relevant Matter” has the meaning given to it in the definition of Material Adverse Effect;

“Relevant Part” means:

(i)                                  with respect to any Shared Business Contracts or Mixed Affiliate Quality Agreement, the relevant part of such Shared Business Contract or Mixed Affiliate Quality Agreement (as the case may be) which relates exclusively to the Vaccines Group; and

(ii)                               with respect to any Mixed Contract, the relevant part of such Mixed Contract which relates exclusively to the Seller’s Group Retained Business, any product other than the Products or any Excluded Asset;

“Relevant Parties” has the meaning given to it in paragraph 1.1.1 of Schedule 17;

“Relevant Pension and Employment Liability” means (i) any Liabilities assumed by the Purchaser or a member of the Purchaser’s Group as contemplated by Schedule 11; and (ii) any Transferred Employee Benefit Liabilities (as defined in Schedule 12) which the Purchaser agrees to assume in accordance with Schedule 12;

“Relevant Period” means the period of two years prior to the date of this Agreement;

“Relevant Persons” has the meaning given to it in Clause 8.2.2;

[***];

“Relevant Vaccines Business Employees” means the Vaccines Business Employees immediately prior to the Closing Date and “Relevant Vaccines Business Employee” means any one of them;

“Relevant Vaccines Group Company Employees” means the Vaccines Group Company Employees immediately prior to the Closing Date (excluding any who do not work wholly or substantially in the Business (as carried on by the Vaccines Group)) and “Relevant Vaccines Group Company Employee” means any one of them;

“Relevant Working Day” means a normal working day in the relevant jurisdiction and excludes a Saturday or Sunday or public holiday in the relevant jurisdiction;

“Reorganisation” has the meaning given to it in Clause 2.3.5;

“Reporting Accountants” means the London office of Ernst & Young or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, the London office of Deloitte or, if that firm is also unable or unwilling to act in any matter referred to them under this Agreement, an internationally recognised and independent firm of accountants who does not act as auditor to the Seller or the Purchaser, to be agreed by the Seller and the Purchaser within seven days of a notice by one to the other requiring such agreement or, failing such agreement, to be nominated on the application of either of them by or on behalf of the Institute of Chartered Accountants of England and Wales;

“Representatives” means, in relation to any party, any of its and/or any other member of the Purchaser’s Group’s or Seller’s Group’s directors, officers, employees, agents, representatives, bankers, auditors, accountants, financial advisers, legal advisers and any other professional advisers;

“Required Item” has the meaning given to it in paragraph 2 of Schedule 13;

“Required Notifications” has the meaning given to it in Clause 4.2.1;

“Restricted Vaccines Group Employee” means any Transferred Employee who is at or above grade GG5 or GJFA3 (or, in either case, the Purchaser’s equivalent from time to time);

“Retained Information Technology” means all Information Technology of the Vaccines Group, excluding the Transferred Information Technology and the Owned Information Technology;

“Retained Inventory” has the meaning given to it in Clause 2.7.1;

“Rosia Site” means the Properties located in Rosia (Italy) at which the Vaccines Group undertakes Manufacturing activities;

“Royalty” means any royalty payable in respect of sales of Products;

“Royalty Payments” has the meaning given to it in paragraph 10 of Schedule 17;

“Sanctions Laws” has the meaning given to it in paragraph 9.5 of Schedule 18;

“Secondment Agreement” means the secondment agreement made between Novartis Vaccines and Diagnostics, Inc., Novartis Pharma AG and GlaxoSmithKline LLC dated on or about the Closing Date relating to the secondment of [***];

“Seller Allowance Rebate and Royalty Amount” means any Allowance, Rebate or Royalty payable after the Effective Time by the Purchaser or any member of the

Purchaser’s Group (including any Delayed Vaccines Group Company), to the extent it relates to the sales of any products made prior to the Effective Time;

“Seller Marks” means any of the marks (including in either or both logo and local script form) “Novartis”, “Sandoz”, “Alcon” and “Ciba Vision” used alone or in combination with other words or marks;

“Seller Restricted Marks” means any of the marks (including in either or both logo and local script form) “Novartis”, “Sandoz”, “Alcon” and “Ciba Vision”;

“Seller Partner” means any counterparty to a development, contract research, commercialisation, manufacturing, distribution, sales, marketing, supply, consulting or other collaboration Contract with the Seller or any Affiliate of the Seller;

“Seller’s Disagreement Notice” has the meaning given to it in paragraph 1.4 of Schedule 16;

“Seller’s Group” means the Seller and its Affiliates from time to time;

“Seller’s Group Insurance Policies” means all insurance policies (whether under policies maintained with third party insurers or any member of the Seller’s Group), other than Vaccines Group Insurance Policies, maintained by the Seller or any member of the Seller’s Group in relation to the Vaccines Group or under which, immediately prior to Closing, any Vaccines Group Company or the Seller or member of the Seller’s Group in relation to the Vaccines Group Businesses is entitled to any benefit, and “Seller’s Group Insurance Policy” means any one of them;

“Seller’s Group Retained Business” means, from time to time, all businesses of the Seller’s Group, including, the Influenza Business, but excluding the Business;

“Seller’s Knowledge” has the meaning given to it in Clause 10.1.4;

“Seller’s Lawyers” means Linklaters LLP of One Silk Street, London EC2Y 8HQ, United Kingdom;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 9 and Schedule 18, and “Seller’s Warranty” means any one of them;

“Separation” has the meaning given to it in paragraph 3.4 of Schedule 10;

“Service Provider” means an Associated Person who is a legal person;

“Share Seller” means, in relation to each of the Companies and Minority Interest Entities referred to in column (2) of Schedule 1, the company whose name is set out opposite that Company or Minority Interest Entity in column (1);

“Shared Business Contracts” means any Contract which:

(i)                                  is not a Transferred Contract; and

(ii)                               relates both:

(A)                            to the Business or any part of the Business to be transferred to the Purchaser at Closing; and

(B)                            to any part of the Seller’s Group Retained Business, any product other than the Products, or any Excluded Asset,

and to which a member of the Seller’s Group (excluding any Vaccines Group Company) is a party or in respect of which a member of the Seller’s Group (excluding any Vaccines Group Company) has any right, liability or obligation at Closing (including the Multi-Basket Tenders), and “Shared Business Contract” shall mean any of them;

“Shared Employees” means employees of any member of the Seller’s Group who work wholly or substantially in the Business (as carried on by the Vaccines Group) pursuant to service level agreements with the Vaccines Group Companies and other members of the Seller’s Group but excluding, for the avoidance of any doubt, any Vaccines Group Company Employee and any employees included on the list of employees provided pursuant to paragraph 15.2 of Schedule 18;

“Shares” means the shares in the capital of the Companies and the Minority Interest Entities specified in Schedule 1;

“Siena Site” means the Properties located in Siena (Italy) at which the Vaccines Group undertakes Manufacturing activities;

“Site Specific Information Technology” means Information Technology that is owned by a member of the Seller’s Group and located at a Property which is used for research and development or Manufacturing activities conducted at that Property or the removal of which would compromise the research and development or manufacturing activities or the integrity of the local network and Information Technology operations at such Property, but shall exclude any devices or application based infrastructure;

“Specified Excluded Businesses” means the businesses and activities of: (i) Roche Holding AG which, for the avoidance of doubt, is not an Affiliate and (ii) Novartis Institutes for BioMedical Research (and other activities of a similar type to those currently conducted by Novartis Institutes for BioMedical Research);

“Statement of Net Assets” means the statement of net assets as at the Statement of Net Assets Date, as set out in Part 2 of Schedule 23;

“Statement of Net Assets Date” means 31 December 2013;

“Statement of Net Assets Rules” means the rules in accordance with which the Statement of Net Assets was prepared, as set out in Part 2 of Schedule 23;

“Subsidiaries” means the companies listed in paragraph 2 of Schedule 2 and “Subsidiary” means any one of them;

“Target Asset Agreements” has the meaning given to it in the Implementation Agreement;

“Taxation” or “Tax” means all supra-national, federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever (other than deferred tax), including all corporate franchise, income, gross receipts, sales, use, ad valorem, receipts, value added, profits, licence, withholding, payroll, employment, excise, premium, property, net worth, capital gains, transfer, stamp, documentary, social security, alternative minimum, occupation, recapture and other taxes regardless as to whether any such taxes, assessments, duties or similar charges are chargeable directly or primarily against or attributable directly or primarily to a Vaccines Group Company or any other person, and including all interest, penalties and additions imposed with respect to such amounts by any Tax Authority or with respect to any failure to file any Tax Return;

“Tax Adjustment” means the amount by which:

(a)                              the aggregate amount of the income taxes and sales taxes payable by the Vaccines Group Companies, as at the Effective Time and as derived from the Closing Statement;

exceeds or is less than

(b)                              the aggregate amount of the current income tax and sales tax receivables of the Vaccines Group Companies as at the Effective Time as derived from the Closing Statement,

and any such excess amount shall be treated as a positive number and any shortfall shall be treated as a negative amount;

“Tax Authority” has the meaning ascribed to it in the Tax Indemnity;

“Tax Consolidation” has the meaning ascribed to it in the Tax Indemnity;

“Tax Group” has the meaning ascribed to it in the Tax Indemnity;

“Tax Indemnity” means the deed of covenant against taxation, in the Agreed Terms, to be entered into on the Closing Date between the Seller and the Purchaser;

“Tax Return” has the meaning ascribed to it in the Tax Indemnity;

“Tax Warranties” means the Seller’s Warranties set out in paragraph 13 of Schedule 18;

“Tender” means any Contract or arrangement to which a member of the Seller’s Group is a party (itself or through an agent) with a third party, entered into following a call for a tender by the relevant third party, for the supply by the Seller’s Group of products including the Products in a Market and pursuant to which Products may be sold after Closing;

“Third Party” has the meaning given to it in Clause 17.4.2;

“Third Party Claim” has the meaning given to it in Clause 12.4;

“Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from third parties for (i) the assignment or transfer to a member of the Purchaser’s Group of any of the Transferred Contracts, Transferred Intellectual Property Contracts or Shared Business Contracts or Co-Owned Vaccines Group Intellectual Property Rights or Transferred Plant and Equipment or Mixed Contracts (ii) the Mixed Contracts Separation of the Mixed Contracts and (iii) Separation, as the case may be, and “Third Party Consent” means any one of them;

“Third Party Indebtedness” means the aggregate amount as at the Effective Time of all outstanding Indebtedness owed by the Vaccines Group Companies to any third party less any Indebtedness owed by any third party to any Vaccines Group Company as derived from the Closing Statement (but excluding any item included in respect of any Vaccines Group Companies’ Cash Balances or Intra-Group Non-Trade Payables), and, for the purposes of this definition, third party shall exclude any member of the Seller’s Group;

“Threshold Amount” means, in the case of Ixiaro, US$ 50 million, and in the case of Encepur, US$ 200 million;

“Tianyuan JV” means Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., whose particulars are specified in Paragraph 1 of Schedule 2;

[***];

“Tianyuan Shares” means the 85 per cent. of the equity interests in Tianyuan JV which are specified in Schedule 1;

[***];

“Time-Limited Excluded Liability” means an Excluded Liability which is:

(i)                                  a Contracts Liability;

(ii)                               an Environmental Liability;

(iii)                            a Manufacturing Liability; or

(iv)                           a Commercial Practices Liability;

“Trademarks” means trademarks, service marks, trade names, certification marks, service names, industrial designs, brand names, brand marks, trade dress rights, identifying symbols, logos, emblems, and signs or insignia and all goodwill of the business in relation to which any of the foregoing are used (but no other or greater goodwill);

“Transaction” has the meaning given to it in Clause 4.1.1;

“Transfer Regulations” means the relevant national measure by which the employment of a Relevant Vaccines Business Employee automatically transfers to the Purchaser or a relevant member of the Purchaser’s Group;

“Transferred Accounts Payable” means all trade accounts and notes payable arising in the ordinary course of the Seller’s Group (other than any Vaccines Group Company) to the extent related to the Business, and outstanding at the Effective Time, together with any unpaid financing charges accrued thereon;

“Transferred Accounts Receivable” means all trade accounts and notes receivable arising in the ordinary course of the Seller’s Group (other than any Vaccines Group Company) to the extent related to the Business, and outstanding at the Effective Time, together with any unpaid financing charges accrued thereon;

“Transferred Affiliate Quality Agreement” means:

(i)                                  any Affiliate Quality Agreement that is not a Mixed Affiliate Quality Agreement; and

(ii)                               the Relevant Part of any Mixed Affiliate Quality Agreement;

“Transferred Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) to the extent of, or maintained predominantly for, the Business by the Seller’s Group (excluding the Vaccines Group Companies) (other than emails), but excluding:

(i)                                  any such items to the extent that: (A) they are related to any Excluded Assets or Excluded Liabilities, (B) they are related to any corporate, Tax, human resources or stockholder matters of the Seller or its Affiliates (other than the Vaccines Group Companies), (C) any Applicable Law prohibits their transfer, (D) any transfer thereof otherwise would subject the Seller or any of its Affiliates to any material liability or (E) they are retained by the Seller in accordance with Clause 8.15;

(ii)                               any laboratory notebooks to the extent containing research and development information unrelated to the Business; and

(iii)                            any books and records (including but not limited to the content of any personnel files) kept by the Seller’s Group relating to the employment of the Transferred Employees with the Seller’s Group;

“Transferred Contracts” means:

(i)                                  the Contracts, other than Transferred Intellectual Property Contracts, that are Predominantly Related to the Business between a member of the Seller’s Group (excluding the Vaccines Group Companies), on the one hand, and any third party, on the other hand (other than this Agreement and any Ancillary Agreement), including, without limitation, Products-Only Tenders, but excluding any Excluded Contract;

(ii)                               any Transferred Affiliate Quality Agreement; and

(iii)                            subject to the Purchaser making an election under paragraph 1.3 of Schedule 10, the Relevant Part of the Shared Business Contracts;

“Transferred Employees” means (i) the Vaccines Business Employees to whom the Purchaser (or a member of the Purchaser’s Group) offers employment and who accept such employment and become employed by the Purchaser (or a member of the Purchaser’s Group) in accordance with Schedule 11; (ii) any Relevant Vaccines Business Employees who transfer to the Purchaser (or a member of the Purchaser’s Group) by operation of the Transfer Regulations and do not object to such transfer (to the extent permitted by the Transfer Regulations) in accordance with Schedule 11; and (iii) the Relevant Vaccines Group Company Employees, and “Transferred Vaccines Business Employees” means the employees in (i) and (ii), “Transferred Vaccines Group Company Employees” means the employees in (iii) and “Transferred Employee”, “Transferred Vaccines Business Employee” and “Transferred Vaccines Group Company Employee” respectively means any one of them;

“Transferred Information Technology” means:

(i)                                  in the case of Shanghai Novartis Trading Limited, the Site Specific Information Technology; and

(ii)                               in the case of Novartis Korea Ltd, the Site Specific Information Technology that is located in the datacentre at 17fl. Yonsei Bldg., Tongil-ro 10, Joong-gu, Seoul 100-753,

including the Information Technology set out in Part 1 of Schedule 27;

“Transferred Intellectual Property Contracts” means Contracts Exclusively Related to the Business which relate to Intellectual Property Rights (but excluding the rights under any such Contracts that are held by the Vaccines Group Companies), including any such Contracts set out in Part 2 of Schedule 4 and the Merck 2012 Licence;

“Transferred Intellectual Property Rights” means the Intellectual Property Rights of any member of the Seller’s Group (other than a Vaccines Group Company) Exclusively Related to the Business, including the Intellectual Property Rights of any member of the Seller’s Group (other than a Vaccines Group Company) set out in Parts 1 and 3 of Schedule 4;

“Transferred Inventory” means all inventories (including Manufacturing Inventory and Manufacturing Stocks and In-Market Inventory), wherever located, including all raw materials, work in progress, finished Products and packaging and labelling material in respect of the Products and otherwise Predominantly Related to the Business (but excluding any such items held by the Vaccines Group Companies) whether held at any location or facility of a member of the Seller’s Group or in transit to a member of the Seller’s Group, in each case as of the Effective Time;

“Transferred Leased Real Properties” has the meaning given to it in paragraph 1.1 of Part 4 of Schedule 3;

“Transferred Owned Real Properties” has the meaning given to it in paragraph 1.1 of Part 4 of Schedule 3;

“Transferred Plant and Equipment” means:

(i)                               the Transferred Information Technology; and

(ii)                            all plant, furniture, furnishings, vehicles, equipment, tools and other tangible Personal Property (other than Transferred Inventory or Transferred Information Technology) of the Seller’s Group that are Predominantly Related to the Business (but excluding any such items owned by the Vaccines Group Companies);

“Transferred Real Properties” means:

(i)                               the Transferred Owned Real Properties;

(ii)                            the Transferred Leased Real Properties; and

(iii)                         all other freehold, leasehold or other immovable property Predominantly Related to the Business, other than any freehold, leasehold or other immovable property within the definition of “Excluded Assets”, and “Transferred Real Property” means any one of them;

“Transitional Distribution Services Agreement” means the transitional distribution services agreement to be entered into between the Seller and the Purchaser at Closing, the quality agreement thereto and each local agreement entered pursuant to such transitional distribution services agreement on terms consistent with the Agreed Terms;

“Transitional Services Agreement” means the transitional services agreement to be entered into between the Seller and the Purchaser at Closing (and each local agreement entered pursuant to such transitional services agreement) on terms consistent with the heads of terms in the Agreed Terms, pursuant to which: (i) the Seller will provide or procure the provision of certain transitional services to the Purchaser; and (ii) the Purchaser will provide or procure the provision of certain transitional services to the Influenza Business;

“Transitional Trademark Licence” has the meaning given to it in Clause 9.1.1;

“US Benefit Plans” means all United States “employee benefit plans” (within the meaning of section 3(3) of ERISA), severance, change in control or employment, vacation, incentive, bonus, stock option, stock purchase, or restricted stock plans, programmes, agreements or policies benefiting the Vaccines Business Employees;

“Vaccines” means a preparation comprising (i) an antigen, (ii) an epitope of an antigen, or (iii) a polynucleotide encoding an antigen derived directly or indirectly from, or mimicking, an agent (including, but not limited to, a compound, a toxin, a microbe including a pathogen or component thereof), wherein such preparation may further comprise a composition capable of modulating an immune response, including preparations intended to improve a human’s immune response to a microbe that has been linked to cancer, wherein said preparation is intended for purposes of inducing an immune response in a human, including, but not limited to, a functional immune response or immunological memory to the particular or related antigen or agent, thereby causing or improving an immune response to a challenge by the particular or related agent. “Vaccines” shall not include preparations intended to improve a human’s immune response to or to treat other non-infectious conditions, whether or not related to pathogens, such as certain autoimmune diseases, Alzheimer’s disease and certain cancers, or non-antigen preparations comprising immune system components intended to function analogous to corresponding native components within the patient, such as antibodies or white blood cells (both unmodified or modified to better treat disease);

“Vaccines Business Employees” means the employees of any member of the Seller’s Group who work wholly or substantially in the Business (as carried on by the Vaccines Group) from time to time including, for the avoidance of any doubt, the International Assignees other than the Vaccines Group Company Employees, the Excluded Employees and the Shared Employees and provided that, in relation to the Seller’s Warranties only, the words “from time to time” shall be deemed to be replaced by “at the date of this Agreement” and “Vaccines Business Employee” means any one of them;

“Vaccines Business Manufacturing and Supply Agreements” means the MenA Fill Finish Manufacturing and Supply Agreement, the MenACWY Fill Finish Clinical Supply Agreement and the MenB Manufacturing and Supply Agreement;

“Vaccines Business Pharmacovigilance Agreement” means the pharmacovigilance agreement between the Seller or a member of the Seller’s Group and the Purchaser or a member of the Purchaser’s Group, to be entered into at Closing, in respect of pharmacovigilance and regulatory matters relating to certain Vaccines Business products;

“Vaccines Group” means the Vaccines Group Companies and the Vaccines Group Businesses, taken as a whole;

“Vaccines Group Businesses” means the businesses of the Business (but excluding the businesses of the Business carried on by the Vaccines Group Companies) as set out in Clause 2.3.1, but subject always to Clause 2.3.2, and “Vaccines Group Business” means any one of them;

“Vaccines Group Companies” means the Companies and the Subsidiaries, and “Vaccines Group Company” means any one of them;

“Vaccines Group Companies’ Cash Balances” means the aggregate amount of the Cash Balances held by or on behalf of the Vaccines Group Companies (excluding 50 per cent. of the Cash Balances held by Chiron Behring Vaccines Private Limited and Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. above US$1,000,000) at the Effective Time;

“Vaccines Group Company Employees” means the employees from time to time of any of the Vaccines Group Companies other than the Excluded Employees, and provided that, in relation to the Seller’s Warranties only, the words “from time to time” shall be deemed to be replaced by “at the date of this Agreement”, and “Vaccines Group Company Employee” means any one of them;

“Vaccines Group Goodwill” means all goodwill of the Vaccines Group Businesses, but excluding any Trademark goodwill;

“Vaccines Group Information Technology” means the Transferred Information Technology and the Owned Information Technology;

“Vaccines Group Insurance Policies” means all insurance policies held exclusively by and for the benefit of the Vaccines Group Companies and “Vaccines Group Insurance Policy” means any one of them;

“Vaccines Group Intellectual Property Contracts” means the Transferred Intellectual Property Contracts and the Owned Intellectual Property Contracts;

“Vaccines Group Intellectual Property Rights” means the Transferred Intellectual Property Rights and the Owned Intellectual Property Rights;

“Vaccines Patent” means any Vaccines Group Intellectual Property Right which is a Patent;

“Variation” has the meaning given to it in Clause 9.3.2(iii);

“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and outside the European Union any Taxation levied by reference to added value or sales;

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 of the United States;

“Working Capital” means the aggregate amount of the working capital of the Vaccines Group Companies and Vaccines Group Businesses set out in the Closing Statement (which shall not include any amount in respect of Tax), at the Effective Time, as derived from the Closing Statement; and

“Working Capital Adjustment” means the amount by which the Working Capital exceeds or is less than the Base Working Capital, any such excess being treated as a positive amount and any such shortfall being treated as a negative amount.

1.2                            Shares

References to shares shall include, where relevant, quotas.

1.3                            Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4                            References to persons and companies

References to:

1.4.1                  a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2                  a company include any company, corporation or any body corporate, wherever incorporated.

1.5                            Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.6                            Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.7                            References to enactments

Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references (i) to that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made before or after the date of this Agreement under that enactment as amended, consolidated or re-enacted as described in paragraph (i) or (ii) above, except to the extent that any of the matters referred to in paragraphs (i) to (iii) above occurs after the date of this Agreement and increases or alters the liability of the Seller or Purchaser under this Agreement.

1.8                            Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.9                            References to “indemnify”

Unless specified to the contrary, references to “indemnify” and “indemnifying” any person against any circumstance include indemnifying and holding that person harmless on an after-Tax basis and:

1.9.1                  references to the Purchaser indemnifying each member of the Seller’s Group shall constitute undertakings by the Purchaser to the Seller for itself and on behalf of each other member of the Seller’s Group;

1.9.2                  references to the Seller indemnifying each member of the Purchaser’s Group shall constitute undertakings by the Seller to the Purchaser for itself and on behalf of each other member of the Purchaser’s Group;

1.9.3                  to the extent that the obligation to indemnify relates to any Shares (including any Vaccines Group Companies) or other assets or liabilities transferred by a Share Seller or Business Seller (as the case may be) to a member of the Purchaser’s Group pursuant to this Agreement, references to the Seller indemnifying the Purchaser and references to the Seller indemnifying the Purchaser or any member of the Purchaser’s Group shall constitute undertakings by the Seller, to indemnify or procure the indemnification of the relevant purchaser of the Shares transferred or to be transferred by that Share Seller or the relevant purchaser of the assets or liabilities transferred or to be transferred by that Business Seller (as the case may be), and references to the Purchaser indemnifying the Seller and references to the Purchaser indemnifying the Seller and each member of the Seller’s Group shall constitute undertakings by the Purchaser to indemnify or procure the indemnification of the relevant member of the Seller’s Group; and

1.9.4                  where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or any member of any group or consolidation of which it forms part for VAT purposes, subject to that party using reasonable endeavours to recover or to procure recovery of such amount of VAT as may be practicable.

For the purposes of this Clause 1.9, indemnifying and holding harmless a person on an “after-Tax basis” means that the amount payable pursuant to the indemnity (the “Payment”) shall be calculated in such a manner as will ensure that, after taking into account:

(i)                                any Tax required to be deducted or withheld from the Payment and any additional amounts required to be paid by the payer of the Payment in consequence of such withholding;

(ii)                             the amount and timing of any additional Tax which becomes (or would, but for the use of any credit or other relief which would otherwise have been available to reduce the Tax liabilities of any member of the Seller’s Group, have become) payable by the recipient of the Payment (or a member of the Seller’s Group or the Purchaser’s Group, as the case may be) as a result of the Payments being subject to Tax in the hands of that person; and

(iii)                          the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or a member of the Seller’s Group or the Purchaser’s Group, as the case may be) to the extent that such Tax benefit is attributable to the matter giving rise to the indemnity payment or to the receipt of the Payment, which amount and timing is to be determined by the auditors of the recipient at the shared expense of both relevant parties and is to be certified as such to the party making the Payment, the recipient of the Payment is in no better and no worse after Tax position as that in which it would have been if the matter giving rise to the indemnity payment had not occurred, provided that if either party to this Agreement shall have assigned or novated the benefit of this Agreement in whole or in part or shall, after the date of this Agreement, have changed its Tax residence or the permanent establishment to which the rights under this Agreement are allocated then no Payment to that party shall be increased by reason of the operation of paragraphs (i) to (iii) above to any greater extent than would have been the case had no such assignment, novation or change taken place.

1.10                     References to wholly or substantially in the Business (as carried on by the Vaccines Group)

References to “wholly or substantially in the Business (as carried on by the Vaccines Group)” in relation to any employee employed by a member of the Seller’s Group means that such employee spends more than 70 per cent. of their time working in the Business (as carried on by the Vaccines Group) at the relevant time.

1.11                     Legal terms

References to any English legal term shall, in respect of any jurisdiction other than England and Wales, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.12                     Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.13                     Currency conversion

1.13.1           Subject to Clause 1.13.2, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause 1.13:

“Conversion Rate” means the spot reference rate for a transaction between the two currencies in question as quoted by the European Central Bank on the Business Day immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:

(i)                                  for the purposes of Clause 5, the date of this Agreement;

(ii)                               for the purposes of Clause 7 and Schedules 16 and 23, the Closing Date; or

(iii)                            for the purposes of Clause 11, the date of this Agreement; and

(iv)                           for the purposes of the monetary amounts set out in Schedule 18, the date of this Agreement.

1.13.2           The conversion of an amount from one currency into another as may be required in connection with the matters contemplated in Schedule 17 shall be carried out in accordance with the accounting policies and practices of the Purchaser’s Group in operation from time to time.

2                                      Sale and Purchase of the Vaccines Group

2.1                            Sale and Purchase of the Vaccines Group

On and subject to the terms of this Agreement and the Local Transfer Documents:

2.1.1                  the Seller shall procure that the Share Sellers and Business Sellers shall sell,

and

2.1.2                  the Purchaser shall purchase or shall procure the purchase by one or more other members of the Purchaser’s Group of,

the Vaccines Group as a going concern.

2.2                            Sale of the Shares

2.2.1                  The Seller shall procure that the Share Sellers shall sell the Shares, which shall be sold with Full Title Guarantee free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after the Effective Time).

2.2.2                  The Seller shall procure that, on or prior to Closing, any and all rights of pre-emption over the Shares and the Shares or equity interests in any subsidiaries are waived irrevocably by the persons entitled thereto.

2.3                            Sale of the Vaccines Group Businesses

2.3.1                  The Seller shall sell, or shall procure that the Business Sellers shall sell, the assets comprising the Vaccines Group Businesses, under this Agreement or, where relevant, the Local Transfer Documents with Full Title Guarantee (save in respect of the Transferred Intellectual Property Rights and the Abandoned Patent Applications) and free from Encumbrances other than Permitted Encumbrances (save for the Transferred Real Properties, which shall be sold free from Encumbrances other than as provided in paragraph 1.9 of Schedule 3), such assets being:

(i)                                  the Transferred Real Properties;

(ii)                               the Transferred Plant and Equipment;

(iii)                            the Transferred Inventory;

(iv)                           the Transferred Accounts Receivable;

(v)                              the Transferred Books and Records;

(vi)                           subject to and in accordance with Schedule 10, the Transferred Intellectual Property Rights;

(vii)                        subject to and in accordance with Schedule 10, the Transferred Intellectual Property Contracts;

(viii)                     subject to and in accordance with Schedule 10, the Transferred Contracts;

(ix)                           subject to and in accordance with Schedule 8, all Product Approvals and all Product Applications and all other permits, licences, certificates, registrations, marketing or other authorisations or consents issued by a Governmental Entity Predominantly Related to the Business and not held by the Vaccines Group Companies;

(x)                              subject to and in accordance with Schedule 8, all Marketing Authorisation Data not held by the Vaccines Group Companies;

(xi)                           all Business Information not held at Closing by the Vaccines Group Companies;

(xii)                        all rights of the Purchaser, its Affiliates and the Vaccines Group Companies as contemplated by Schedule 11 and Schedule 12;

(xiii)                     the Abandoned Patents;

(xiv)                    the Vaccines Group Goodwill; and

(xv)                       all other property, rights and assets owned or held by the Seller’s Group (other than the Vaccines Group Companies) and Predominantly Related to the Business at Closing (other than any property, rights and assets of the Vaccines Group expressly excluded from the sale under this Agreement).

2.3.2                  There shall be excluded from the sale of the Vaccines Group under this Agreement and the Local Transfer Documents the following:

(i)                                  the Seller’s Group Retained Business, including the Influenza Business;

(ii)                               the Non-strategic Assets to the extent not transferred to the Purchaser or a member of the Purchaser’s Group at Closing;

(iii)                            the Out-Licensing Programme;

(iv)                           any Intellectual Property Right that is not a Vaccines Group Intellectual Property Right (subject to the Purchaser Intellectual Property Licence Agreement and any Contract relating to Intellectual Property Rights that is not a Vaccines Group Intellectual Property Contract or the Relevant Part of a Shared Business Contract);

(v)                              the Retained Information Technology;

(vi)                           the Seller Marks;

(vii)                        any product and any permits, licences, certificates, registrations, marketing or other authorisations or consents issued by any Governmental Entity in respect of any products, or any applications therefor, other than (a) the Products, Product Approvals, Products Under Registration and Pipeline Product Approvals; and (b) Permits Predominantly Related to the Business;

(viii)                     all cash, marketable securities and negotiable instruments, and all other cash equivalents, of the Seller’s Group (other than the Vaccines Group Companies);

(ix)                           all real property and any leases therefor and interests therein, other than the Properties;

(x)                              the land and buildings of the Seller’s Group at 4560 Horton Street, Emeryville CA, United States of America;

(xi)                           the land and buildings of the Seller’s Group at Jaboatão dos Guararapes, State of Pernambuco (Brazil), together with all buildings, fixtures, and improvements erected thereon, and any other assets, rights and Contracts related thereto;

(xii)                        the company seal, minute books, charter documents, stock or equity record books and such other books and records pertaining to the Seller or its Affiliates (other than the Vaccines Group Companies and the Transferred Books and Records), as well as any other records or material relating to the Seller or its Affiliates (other than Vaccines Group Companies) generally and not involving or related to the Vaccines Group;

(xiii)                     any right of the Seller or its Affiliates to be indemnified in respect of Assumed Liabilities;

(xiv)                    all Tax assets (including Tax refunds and prepayments), other than Tax Assets of any Vaccines Group Company);

(xv)                       all Tax Returns of the Seller’s Group (other than the Vaccines Group Companies) and all Tax Returns relating to Tax Groups of which persons other than Vaccines Group Companies are members and, in each case, all books and records (including working papers) related thereto;

(xvi)                    any rights in respect of any insurance policies of the Seller’s Group as provided in Clause 15;

(xvii)                 all artwork, paintings, drawings, sculptures, prints, photographs, lithographs and other artistic works of the Seller’s Group that are not embodiments of Vaccines Group Intellectual Property Rights;

(xviii)              any rights of the Seller’s Group (other than the Vaccines Group Companies) under any Intra-Group Non-Trade Payables or Intra-Group Non-Trade Receivables (excluding Transferred Accounts Receivable);

(xix)                    any rights of the Seller or its Affiliates (other than the Vaccines Group Companies) contemplated by Schedule 11 and Schedule 12;

(xx)                       any equity interest in any person other than a Vaccines Group Company or a Minority Interest Entity;

(xxi)                    the Excluded Contracts;

(xxii)                 all rights of the Seller’s Group under this Agreement and the Ancillary Agreements;

(xxiii)              the Purchase Price Bank Account;

(xxiv)             the Manufacturing, production and research activity carried on by the Seller’s Group at the Holly Springs Site; and

(xxv)                the Diagnostics GESA.

2.3.3                  The Seller agrees to procure the transfer (to the extent it is able so to do) and the Purchaser agrees to accept (or procure the acceptance by another member of the Purchaser’s Group of) the transfer of, and to assume, pay, satisfy, discharge, perform or fulfil (or procure that another member of the Purchaser’s Group will assume, pay, satisfy, discharge, perform or fulfil) the Assumed Liabilities with effect from Closing.

2.3.4                  Clause 2.3.3 shall not apply to, and the Purchaser shall not be obliged to accept (or procure the acceptance by another member of the Purchaser’s Group of), the transfer of or to assume, pay, satisfy, discharge, perform or fulfil, or procure that another member of the Purchaser’s Group will assume, pay, satisfy, discharge, perform or fulfil:

(i)                                  any Excluded Liability; or

(ii)                               any Liability to the extent it relates to an Excluded Asset.

2.3.5                  Without prejudice to Clauses 2.1, 2.2, 2.3.1 to 2.3.4, 2.4 and 2.5 on or prior to Closing, the Seller may:

(i)                                  assign or otherwise transfer assets, liabilities and (only where in compliance with Clause 5 (other than Clause 5.2.2)) employees between members of the Seller’s Group as may be reasonably required to facilitate separation of (A) the Business from the Influenza Business and (B) the Business from the Retained Information Technology; and

(ii)                               otherwise, carry out or procure one or more reorganisations of the Seller’s Group (including assigning or otherwise transferring assets and liabilities between members of the Seller’s Group but excluding assigning or otherwise transferring assets or liabilities to Vaccines Group Companies) as may reasonably be required to facilitate the Transaction, each, a “Reorganisation”.

2.3.6                  In respect of any Reorganisation:

(i)                                  the Seller shall notify the Purchaser of any proposed Reorganisation, the steps proposed to be implemented and such other information as the Purchaser may reasonably request regarding the proposed Reorganisation in advance of it being implemented;

(ii)                               the Seller shall, in good faith, consult with, and take into account the reasonable views of, and any reasonable requests made by, the Purchaser in relation to any Reorganisation before it is implemented, including any proposals to reduce or avoid Liability or cost being suffered or incurred by any member of the Purchaser’s Group or any Vaccines Group Company;

(iii)                            subject to the following sub-clause (iv) of this Clause 2.3.6, all fees, costs and expenses of implementing any Reorganisation (or any part thereof) shall be borne by the Seller’s Group; and

(iv)                           all out-of-pocket fees, costs and expenses which (x) are incurred by either party, whether before or after Closing, (y) specifically relate to the separation of the German Influenza Operations from the Vaccines Group, and (z) are incurred in respect of works council consultations (including court fees, notary fees and works council legal fees) or physical separation at the Marburg Site (including IT systems workarounds, costs of new access cards and construction works), but excluding the parties’ own legal fees, shall, to the extent that such fees, costs and expenses arise solely as a result of such works council consultations or physical separation, be split equally between the Seller and the Purchaser. For the avoidance of doubt, this Clause 2.3.6(iv) shall not affect the cost allocation of wider measures necessary to effect the separation of the Business from the Influenza Business.

2.3.7                  In respect of the separation of the Influenza Business from the Vaccines Group, the parties shall work together in good faith to facilitate such separation.

2.3.8                  The Seller undertakes to the Purchaser (for itself and as trustee for each other member of the Purchaser’s Group and each Vaccines Group Company) that, with effect from Closing, the Seller will indemnify on demand and hold harmless the relevant member of the Purchaser’s Group (including each Vaccines Group Company) against and in respect of any and all Liabilities arising in connection with any Reorganisation (or part thereof) undertaken by the Seller, other than:

(i)                                  such Liabilities where the allocation has been, or is, otherwise agreed between the parties;

(ii)                               any Liabilities of any Vaccines Group Company in respect of Tax (which shall be dealt with under the Tax Indemnity); and

(iii)                            any Liabilities in connection with this Agreement or any document entered into as provided by this Agreement (including the provisions of Clause 8.14) or any Ancillary Agreement.

2.4                            Employees and Employee Benefits

2.4.1                  The provisions of Schedule 11 shall apply in respect of the Employees.

2.4.2                  The provisions of Schedule 12 shall apply in respect of Employee Benefits.

2.5                            Properties

The provisions of Schedule 3 shall apply in respect of the Properties.

2.6                            Local Transfer Documents

2.6.1                  On Closing or at such other time as agreed between the parties, the Seller shall procure that the Share Sellers and Business Sellers execute, and the Purchaser shall execute (or procure the execution by one or more other members of the Purchaser’s Group of), such agreements, transfers, conveyances and other documents, as may be required pursuant to the relevant local law and otherwise as may be agreed between the Seller and the Purchaser to implement the transfer of (i) the Shares and (ii) the Vaccines Group Businesses, in each case on Closing, subject to the provisions of Schedule 25 (the “Local Transfer Documents” and each, a “Local Transfer Document”). The parties do not intend this Agreement to transfer title to any of the Shares, title to which shall be transferred by the applicable Local Transfer Document.

2.6.2                  To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)                                  the provisions of this Agreement shall prevail; and

(ii)                               so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted, to the extent necessary to give effect to the provisions of this Agreement or, to the extent this is not permissible, the Seller shall indemnify the Purchaser against all Liabilities suffered by the Purchaser or its Affiliates or, as the case may be, the Purchaser shall indemnify the Seller against all Liabilities suffered by the Seller or its Affiliates, in either case through or arising from the inconsistency between the Local Transfer Document and this Agreement or the additional provisions (except to the extent they implement a transfer in accordance with this Agreement).

2.6.3                  If there is an adjustment to the Purchase Price under Clause 7.3 which relates to a part of the Vaccines Group which is the subject of a Local Transfer Document, then, if required to implement the adjustment and so far as permissible under Applicable Law, the Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group will), and the Seller shall procure that its relevant Affiliate shall, enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment.

2.6.4                  The Seller shall not, and shall procure that none of its Affiliates shall bring any claim against the Purchaser or any member of the Purchaser’s Group (including any Vaccines Group Company) in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Shares or Vaccines Group Businesses as contemplated by this Agreement. To the extent that the Seller or a member of the Seller’s Group does bring a claim in breach of this Clause, the Seller shall indemnify the Purchaser and each member of the Purchaser’s Group (including any Vaccines Group Company) against all Liabilities which the Purchaser or that member of the Purchaser’s Group (including any Vaccines Group Company) may suffer through or arising from the bringing of such a claim.

2.6.5                  The Purchaser shall not, and shall procure that none of its Affiliates shall, bring any claim against the Seller or any member of the Seller’s Group in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Shares or Vaccines Group Businesses as contemplated by this Agreement. To the extent that the Purchaser or a member of the Purchaser’s Group does bring a claim in breach of this Clause, the Purchaser shall indemnify the Seller and each member of the Seller’s Group against all Liabilities which the Seller or any member of the Seller’s Group may suffer through or arising from the bringing of such a claim.

2.7                            Inventory

2.7.1                  The parties agree that neither this Agreement nor the applicable Local Transfer Agreement shall transfer legal title to any Transferred Inventory held by the relevant Vaccines Group Business in the jurisdictions set out in Schedule 28 (the “Retained Inventory”) on Closing.

2.7.2                  Legal title to In-Market Inventory shall be transferred to the relevant member of the Purchaser’s Group in accordance with Article XVII of the Transitional Distribution Services Agreement.

2.7.3                  In respect of the relevant Vaccines Group Business in each jurisdiction set out in Schedule 28, the Seller shall, by no later than 5 Business Days after the date on which the relevant member of the Seller’s Group receives payment under Article XVII of the Transitional Distribution Services Agreement for In-Market Inventory in respect of the relevant Vaccines Group Business, pay to the Purchaser (in accordance with Clause 17.6) an amount equal to the value of the Retained Inventory in respect of the relevant Vaccines Group Business as recorded in the Closing Statement.

2.7.4                  If, following Closing, any Manufacturing Inventory or Manufacturing Stock is found to have formed part of the Retained Inventory, the Seller shall procure that such Manufacturing Inventory and/or Manufacturing Stock is transferred from the relevant member of the Seller’s Group to the member of the Purchaser’s Group nominated by the Purchaser as soon as practicable following Closing at no cost to the Purchaser.

2.7.5                  Clause 3.5 shall apply to payments or other contributions under this Clause 2.7 as if such payments or other contributions were made or procured in respect of an indemnity under this Agreement.

3                                      Consideration

3.1                            Amount

3.1.1                  The Seller and the Purchaser agree, for themselves and on behalf of the members of the Seller’s Group and the Purchaser’s Group (as the case may be), that the aggregate consideration for the purchase of the Vaccines Group under this Agreement and the Local Transfer Documents (the “Purchase Price”) shall be an amount in US dollars equal to the sum of:

(i)                                  US$5,255,000,000 (the “Headline Price”);

minus

(ii)                               US$9,500,000 (the “Employee Adjustment Payment”);

plus

(iii)                            the Vaccines Group Companies’ Cash Balances and the Intra-Group Non-Trade Receivables;

minus

(iv)                           the Third Party Indebtedness;

minus

(v)                              the Intra-Group Non-Trade Payables;

minus

(vi)                           any Employee Benefit Indemnification Amount paid in accordance with Schedule 12;

minus

(vii)                        the Tax Adjustment;

plus

(viii)                     the Working Capital Adjustment;

plus

(ix)                           the Milestone Payments and the Royalty Payments.

3.1.2                  For the avoidance of doubt, the aggregate consideration provided for under Clause 3.1.1 includes the consideration payable in respect of the Delayed Businesses.

3.2                            Payment of Purchase Price

The Purchase Price shall be satisfied:

3.2.1                  other than in the case of the Milestone Payments and the Royalty Payments:

(i)                                  by the Purchaser making a cash payment for itself and on behalf of the members of the Purchaser’s Group in accordance with Clauses 6.3 and 7.6; and

(ii)                               by the Designated Purchasers making payments in accordance with Clauses 6.5 and 6.6 (at the procurement of the Purchaser); and

3.2.2                  in the case of the Milestone Payments and the Royalty Payments, pursuant to and in accordance with Schedule 17.

3.3                            Allocation of Purchase Price

The Purchase Price shall be allocated in accordance with Schedule 13.

3.4                            VAT

3.4.1                  The provisions of Schedule 14 shall apply in respect of VAT.

3.4.2                  The Seller and the Purchaser agree that the consideration given under this Agreement in respect of the sale of the Vaccines Group Businesses and the Shares is exclusive of any VAT. To the extent that VAT is chargeable in respect of that sale or any part thereof, the Purchaser shall, against delivery of a valid VAT invoice (or equivalent, if any), in addition to any other amount expressed in this Agreement to be payable by the Purchaser, pay or procure the payment to the Seller (on behalf of the relevant Business Seller or Share Seller as applicable) any amount of any VAT so chargeable for which the Seller (or the relevant Share Seller or Business Seller, as the case may be) is liable to account, in accordance with Schedule 14.

3.5                            Treatment of Payments

3.5.1                  If any payment is made or procured (i) by the Seller or a member of the Seller’s Group to the Purchaser or the relevant member of the Purchaser’s Group, or (ii) by a Purchaser or a member of the Purchaser’s Group to the Seller or the relevant member of the Seller’s Group, in either case in respect of any claim under or for any breach of this Agreement or pursuant to an indemnity (or equivalent covenant to pay) under this Agreement, the payment shall be treated, so far as possible, as an adjustment of the consideration paid by the relevant member of the Purchaser’s Group for the Shares or the particular part of the Vaccines Group to which the payment and/or claim relates under this Agreement and the consideration shall be deemed to be increased or reduced (as applicable) by the amount of such payment, provided that this Clause 3.5.1 shall not require any amount to be treated as an amount in respect of the Purchase Price for the purposes of Clause 17.10 if it would not otherwise have been so treated

3.5.2                  If:

(i)                                  the payment and/or claim relates to the shares in more than one Vaccines Group Company or to more than one category of Vaccines Group Business, it shall be allocated in a manner which reflects the impact of the matter to which the payment and/or claim relates, failing which it shall be allocated rateably to the shares in the Vaccines Group Companies or Vaccines Group Businesses concerned by reference to the proportions in which the consideration is allocated in accordance with Schedule 13; or

(ii)                               the payment and/or claim relates to no particular shares in any Vaccines Group Company or no particular category of Vaccines Group Business, it shall be allocated rateably to all the Shares and all the Vaccines Group Businesses by reference to the proportions in which the consideration is allocated in accordance with Schedule 13, and in each case the consideration shall be deemed to have been reduced by the amount of such payment.

3.6                            Non-strategic Assets

3.6.1                  If, prior to Closing, any member of the Seller’s Group completes the disposal of a Non-strategic Asset to a third party in accordance with Clause 5.2.1, the Seller shall pay to the Purchaser at Closing the greater of:

(i)                                  the relevant Threshold Amount; or

(ii)                               an amount equal to the consideration (less any Taxes, costs and expenses incurred by any member of the Seller’s Group in connection with such disposal) received for the relevant Non-strategic Asset.

Any payment obligation of the Seller arising pursuant to this Clause 3.6.1 shall be set-off against the Purchaser’s payment obligation pursuant to Clause 6.3.1.

3.6.2                  If, following Closing, any member of the Seller’s Group receives consideration for the disposal of a Non-strategic Asset, the Seller shall pay to the Purchaser, within five Business Days of the date of receipt of the consideration, the greater of:

(i)                                  the Threshold Amount; or

(ii)                               an amount equal to the consideration (less any Taxes, costs and expenses incurred by any member of the Seller’s Group in connection with such disposal) received for the relevant Non-strategic Asset.

4                                      Conditions

4.1                            Conditions Precedent

The sale and purchase of the Vaccines Group is conditional upon satisfaction or, where applicable, waiver of the following conditions, or their satisfaction subject only to Closing:

4.1.1                  to the extent that the proposed acquisition of all or any of the Shares or Vaccines Group Businesses (the “Transaction”) either constitutes (or is deemed to constitute under Article 4(5) or Article 5(2)) a concentration with a Community dimension within the meaning of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”) or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

(i)                                  the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) or, if the Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of the Regulation declaring the Transaction compatible with the common market; or

(ii)                               the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or 9(3) of the Regulation; and

(a)                       each such authority taking a decision with equivalent effect to Clause 4.1.1(i) with respect to those parts of the Transaction referred to it; and

(b)                       the European Commission taking any of the decisions under Clause 4.1.1(i) with respect to any part of the Transaction retained by it.

4.1.2                  any waiting period (and any extension thereof) under the HSR Act applicable to the Transaction having expired;

4.1.3                  to the extent required or otherwise agreed between the parties as appropriate to permit the parties to consummate the Transaction in the jurisdictions listed in Schedule 24, any additional clearances, approvals, waivers, no-action letters and consents having been obtained and any additional waiting periods having expired under applicable antitrust, merger control or foreign investment rules set forth in Schedule 24;

4.1.4                  receipt of CFIUS Approval if CFIUS has initiated a review of the transactions contemplated by this Agreement, whether pursuant to Clause 4.2.3 or otherwise;

4.1.5                  no Governmental Entity having enacted, issued, promulgated, enforced or entered any Applicable Law or Judgment (whether temporary, preliminary or permanent) that is in effect at the Closing Date and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

4.1.6                  the passing at a duly convened and held general meeting of the Purchaser Shareholders of an ordinary resolution validly approving the Target Asset Agreements (as defined in the Implementation Agreement) and any sale and purchase under the Put Option Agreement (as defined in the Implementation Agreement) in accordance with the Purchaser Articles of Association, the Listing Rules and all other Applicable Law (such resolution being the “Purchaser Shareholder Resolution” and such meeting being the “Purchaser Shareholder Meeting”);

4.1.7                  the Seller not delivering a Novartis AG Board Certificate (as defined in the Implementation Agreement), in accordance with clause 3 of the Implementation Agreement, prior to the conclusion of the vote on the Purchaser Shareholder Resolution at the Purchaser Shareholder Meeting;

4.1.8                  none of the Key Sites (each taken as a whole) being, or being reasonably likely to be, from or after Closing:

(i)                                  incapable of operation in whole or part by the Purchaser’s Group without a member of the Purchaser’s Group being in breach of any Applicable Law or any other material duty or obligation; or

(ii)                               otherwise incapable of operation in whole or part by virtue of some other event, matter, or circumstance,

but only where the circumstances giving rise to the inability of the Purchaser’s Group to operate a Key Site would, or would be reasonably likely to (whether alone or together with any other such circumstances), result in:

(a)                       a Key Site being prohibited from, or otherwise being substantially incapable of, operation for a period of at least three consecutive or non-consecutive months in the 12 month period immediately following the Closing Date; and

(b)                       the manufacturing output of that Key Site in the 12 month period following the Closing Date falling by 30 per cent. or more as compared to the manufacturing output at that Key Site in the 12 month period ending on the corresponding date in the immediately preceding year; and

4.1.9                  the obtaining in form and substance satisfactory to the Purchaser of any consent, amendment, waiver or approval that the Purchaser, acting reasonably and in good faith, notifies to the Seller prior to 21 May 2014 that it wishes to obtain or be obtained for its benefit prior to Closing in relation to the [***]; and

4.1.10           each of the other Target Asset Agreements having become unconditional in accordance with its terms (save for any condition in those agreements relating to this Agreement or the other of those agreements having become unconditional).

4.2                            Responsibility for Satisfaction

4.2.1                  The Purchaser and the Seller shall prepare and file the notifications necessary for the fulfilment of the conditions in Clauses 4.1.1 to 4.1.3 (the “Required Notifications”) as soon as reasonably practicable (with notifications under the HSR Act to be filed by 29 May 2014). Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required in connection with the Required Notifications.

4.2.2                  The Purchaser shall be responsible for payment of all filing and other fees and expenses in connection with the Required Notifications and the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3.

4.2.3                  CFIUS:

(i)                                  The Seller and the Purchaser shall consult, cooperate and keep each other reasonably informed regarding communications with, and requests for additional information from, CFIUS with respect to the Transaction. The Seller and the Purchaser shall use their respective reasonable best efforts to provide promptly all information that is pursuant to a request by CFIUS.

(ii)                               Within 60 calendar days after the execution of this Agreement, any party wishing to submit a formal joint voluntary notice to CFIUS pursuant to 31 C.F.R. Section 800.401, et. seq. (“CFIUS Filing”) shall provide the other party with written notice of its intent to make a CFIUS Filing (“Election Date”). Prior to making its election to submit a CFIUS Filing, the party wishing to make a CFIUS Filing shall consult in good faith with senior executives of the other party. If neither the Seller nor the Purchaser provides notice to submit a formal joint voluntary notice to CFIUS, a CFIUS Filing will not be made unless requested by CFIUS.

(iii)                            If either the Seller or the Purchaser elects to make a CFIUS Filing following the procedures and consultations in Clause 4.2.3(i) or if CFIUS requires a filing, then:

(a)                       the Seller and the Purchaser shall use their respective reasonable best efforts to submit a draft CFIUS Filing no later than 15 Business Days following the Election Date, and a final CFIUS Filing the earlier of (1) five business days after submitting the draft CFIUS filing or (2) five calendar days after the receipt of any comments from CFIUS staff regarding the draft CFIUS Filing;

(b)                       the Seller and the Purchaser will provide each other with the reasonable opportunity to review and comment on any information provided to CFIUS to the extent permitted by Applicable Law, with the exception of personal identifier information required under Section 800.402(c)(6)(vi)(B) of the CFIUS regulations, 31 C.F.R.. Competitively sensitive information, or information not related to the transactions contemplated by this Agreement, may be restricted to each party’s external counsel to the extent reasonably considered necessary or advisable by the providing party;

(c)                        the Seller and the Purchaser shall each have an opportunity to approve and mutually agree on the joint contents of the CFIUS Filing and shall be jointly responsible for the accuracy of such contents.  The Seller and the Purchaser respectively, shall each be responsible for the accuracy of contents of the CFIUS Filing that exclusively relate to itself, its business, and any subsidiaries, parents or other related parties; and

(d)                       The Seller and the Purchaser shall use their respective reasonable best efforts to obtain CFIUS Approval as promptly as practicable and shall consult with each other on strategic matters related to obtaining such CFIUS Approval, provided that the Purchaser shall have no obligation to agree to any mitigation or other restrictive provision that could reasonably be considered to have a substantial impact on either the Business or the Purchaser.

4.2.4                  The party responsible for satisfaction of each condition pursuant to this Clause 4.2 shall give notice to the other party of the satisfaction of the relevant condition within one Business Day of becoming aware of the same.

4.2.5                  The parties shall cooperate with each other in connection with the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3. The parties will consult and cooperate reasonably with one another, consider in good faith the views of one another, and provide to the other party in advance any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit to a Governmental Entity. Without limiting the foregoing, the parties agree to: (a) give each other reasonable advance notice of all meetings with any Governmental Entity; (b) give each other an opportunity to participate in each of such meetings; (c) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity; (d) if any Governmental Entity initiates a substantive oral communication, promptly notify the other party of the substance of such communication; (e) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity; (f) provide each other with copies of all written communications to or from any Governmental Entity; and (g) not advance arguments in connection with any regulatory review or litigation proceeding related to this Agreement (other than litigation between the parties) over the objection of the other party that would reasonably be likely to have a significant adverse impact on that other party, provided however, that neither party shall be required to comply with paragraph (b) above to the extent that the Governmental Entity objects to the participation of a party, or with paragraph (e) or (f) above to the extent that such disclosure may raise regulatory concerns (in which case, the disclosure may be made on an outside counsel basis).

4.2.6                  The Purchaser shall, and shall cause its Affiliates to use reasonable endeavours to procure the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Longstop Date). Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall and, shall cause its Affiliates to use best endeavours to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, undertaking, hold separate order, or otherwise, the sale, divestiture, licence or disposition of its Nimenrix and Mencevax products on a global basis (excluding existing manufacturing capabilities) as may be required or desirable in order to procure the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Longstop Date) and to avoid the commencement of any Action or the issuing of any Decision to prohibit the acquisition or any other transaction contemplated by this Agreement or, if such Action is already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and, in any event, not later than the Longstop Date):

4.2.7                  The Seller shall, and shall cause the Vaccines Group to use reasonable endeavours to cooperate with the Purchaser in connection with procuring the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3 as soon as reasonably possible (and, in any event, not later than the Longstop Date), including providing to the Purchaser such information with respect to the Vaccines Group as the Purchaser may reasonably require in connection with satisfaction of its obligations under this Clause.

4.2.8                  The Purchaser and Seller shall cooperate to confirm, within 21 Business Days from signing of this Agreement, any additional merger notification requirements reasonably required or advisable in respect of the Transaction in jurisdictions beyond those listed in Schedule 24, and shall cooperate with each other, within the meaning of Clause 4.2.6, in achieving any additional clearances, approvals and consents or waiting period expirations in such jurisdictions. For the avoidance of doubt, Closing shall not be conditional upon such additional clearances, approvals and consents or waiting period expirations.

4.2.9                  The Purchaser and Seller shall cooperate, in the manner contemplated in Clause 4.2.6, and use reasonable endeavours to ensure that no Governmental Entity shall enact, issue, promulgate, enforce or enter any Applicable Law or Judgment as contemplated under Clause 4.1.5. In the event that any Governmental Entity enacts, issues, promulgates, enforces or enters any Applicable Law or Judgment as contemplated under Clause 4.1.5, the Seller and the Purchaser shall cooperate and use reasonable endeavours to put in place arrangements that would allow the Transaction to complete to the greatest possible extent in compliance with the relevant Applicable Law or Judgment.

4.2.10           Without prejudice to the provisions of Schedule 3, each of the Seller and the Purchaser shall, and shall procure that each of its respective Affiliates shall, cooperate with each other in relation to the satisfaction of the condition set out in Clause 4.1.8, and shall use its reasonable endeavours to ensure that the condition set out in Clause 4.1.8 is satisfied at Closing.

4.2.11           The Seller shall use best efforts to obtain the consents, amendments, waivers and approvals referred to in Clause 4.1.9 prior to the Closing Date. The cost of obtaining such consents, amendments, waivers and approvals shall be borne by the Seller, including any payment or other incentive that may (whether required to be offered or not) be offered to [***] and/or [***] or any of their respective Affiliates in order to obtain such consents, amendments, waivers and approvals. The Purchaser shall, and shall cause its Affiliates to cooperate with the Seller in connection with obtaining the consents, amendments, waivers and approvals referred to in Clause 4.1.9 and use its reasonable endeavours to ensure that such conditions are satisfied at Closing, including providing to the Seller such information as the Seller may reasonably require in connection with the satisfaction of its obligations under this Clause 4.2.11.

4.3                            Non-Satisfaction by the Long Stop Date

4.3.1                  The Purchaser may at any time waive in whole or in part (and conditionally or unconditionally) the conditions set out in Clause 4.1.8 or 4.1.9 by notice in writing to the Seller.

4.3.2                  If the conditions in Clause 4.1 are not satisfied (or waived in accordance with Clause 4.3.1) as of 22 October 2015 (the “Long Stop Date”), the Purchaser or the Seller may, in its sole discretion, terminate this Agreement (other than Clauses 1, 14 and 17.2 to 17.14) and no party shall have any claim against the other under it, save for any claim arising from breach of any obligation contained in such Clauses or Clause 4.2. Neither the Seller nor the Purchaser may terminate this Agreement after satisfaction or waiver of the conditions in Clause 4.1, except in accordance with this Agreement.

4.4                            Termination

4.4.1                  This Agreement may be terminated at any time prior to Closing:

(i)                                  by written consent of the Seller and the Purchaser;

(ii)                               by either the Seller or the Purchaser by notice to the other party in the event that any Judgment restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Clause 4.4 has complied with the terms of the Implementation Agreement and this Agreement in connection with having such Judgment vacated or denied; or

(iii)                            by the Purchaser by notice to the Seller if:

(a)                       a Material Adverse Effect occurs prior to Closing (which shall include any breach or breaches of Clause 10.1 which alone or together constitute a Material Adverse Effect); or

(b)                       the Seller fails to provide a Certificate immediately prior to Closing; or

(iv)                           in accordance with the terms of the Implementation Agreement.

4.4.2                  This Agreement shall terminate automatically at any time prior to Closing in the event that:

(i)                                  any other Target Asset Agreement terminates or is terminated in accordance with its terms; or

(ii)                               the Novartis Break Fee and/or the GSK Break Fee becomes payable under clause 5.1 or clause 5.8 of the Implementation Agreement, respectively.

4.4.3                  Save as provided in this Clause 4, neither party shall be entitled to terminate or rescind this Agreement (whether before or after Closing). If this Agreement is terminated pursuant to this Clause 4.4, this Agreement shall be of no further force and effect and there shall be no further liability under this Agreement or any of the Ancillary Agreements on the part of any party, except that Clauses 1, 14 and 17.2 to 17.14, in each case, to the extent applicable, shall survive any termination.

4.4.4                  Nothing in this Clause 4.4 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement prior to termination of this Agreement.

5                                      Pre-Closing

5.1                            The Seller’s Obligations in Relation to the Business

5.1.1                  The Seller undertakes to procure that between the date of this Agreement and Closing, it and the relevant members of the Seller’s Group shall, so far as permitted by Applicable Law, carry on the Business as carried on by the Vaccines Group as a going concern in the ordinary course as carried on immediately prior to the date of this Agreement save in so far as agreed in writing by the Purchaser (such consent not to be unreasonably withheld or delayed).

5.1.2                  Without prejudice to the generality of Clause 5.1.1 and subject to Clause 5.2, the Seller undertakes to procure that, with respect to the Business as carried on by the Vaccines Group, between the date of this Agreement and Closing, no member of the Seller’s Group shall, except as may be required to comply with this Agreement, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), take any of the actions listed in Part 1 of Schedule 20.

5.1.3                  Without prejudice to the generality of Clause 5.1.1, the Seller shall, in each case with respect to the Business as carried on by the Vaccines Group only: (i) undertake to procure the satisfaction of its obligations listed in paragraph 1, Part 2 of Schedule 20; and (ii) procure that the Vaccines Group shall, between the date of this Agreement and Closing, comply with the requirements of paragraph 2, Part 2 of Schedule 20.

5.2                            Exceptions to Seller’s Obligations in Relation to the Conduct of Business

Clause 5.1 shall not operate so as to prevent or restrict:

5.2.1                  the disposal or transfer by one or more members of the Seller’s Group of any or all of the Non-strategic Assets;

5.2.2                  any matter undertaken by any member of the Seller’s Group to facilitate or implement a Reorganisation in accordance with Clause 2.3.5;

5.2.3                  any matter undertaken by any member of the Vaccines Group that is set out in Part 3 of Schedule 20;

5.2.4                  any action to the extent it is required to be undertaken to comply with Applicable Law; or

5.2.5                  any matter reasonably undertaken by any member of the Seller’s Group in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Vaccines Group and where any delay arising by virtue of having to give notice to the Purchaser and await consent would materially prejudice the Vaccines Group, provided that the Seller shall notify the Purchaser as soon as reasonably practicable of any action taken or proposed to be taken as described in Clause 5.2.4, shall provide to the Purchaser all such information as the Purchaser may reasonably request and shall use reasonable endeavours to consult with the Purchaser in respect of any such action.

5.3                            The Seller’s obligations in relation to insurance

Without prejudice to the generality of this Clause 5, between the date of this Agreement and Closing or, in respect of Delayed Businesses, the relevant Delayed Closing Date, the Seller shall or shall procure that the relevant members of the Seller’s Group shall maintain in force all Vaccines Group Insurance Policies and all Seller’s Group Insurance Policies for the benefit of the Vaccines Group Businesses and Vaccines Group Companies.

5.4                            The Seller’s obligations in relation to cash, Intra-Group Non-Trade Payables and Receivables and Third Party Indebtedness

Prior to Closing, the Seller shall seek to minimise the amounts which would, but for this Clause 5.4, otherwise fall to be treated as:

(i)                                  Intra-Group Non-Trade Payables;

(ii)                               Intra-Group Non-Trade Receivables;

(iii)                            Vaccines Group Companies Cash Balances; and

(iv)                           Third Party Indebtedness,

in each case to the extent reasonably possible, taking into account the consequences of any such reduction for the Seller’s Group.

5.5                            Other Seller’s Obligations Prior to Closing

Without prejudice to the generality of this Clause 5, prior to Closing the Seller shall, and shall procure that the relevant Vaccines Group Companies, the Seller and the Seller’s Affiliates shall allow the Purchaser and its respective agents, upon reasonable notice, reasonable access to, and to take copies of, the books, records and documents of or relating in whole or in part to the Vaccines Group, provided that the obligations of the Seller under this Clause shall not extend to allowing access to information which is (i) reasonably regarded as confidential to the activities of the Seller and the Seller’s Group otherwise than in relation to the Vaccines Group or (ii) commercially sensitive; or (iii) other information of the Vaccines Group if such information cannot be shared with the Purchaser prior to Closing in compliance with Applicable Law (though the Seller shall seek to share such information with the Purchaser to the extent and in such a manner as would comply with Applicable Law).

5.6                            Affiliate Contracts

5.6.1                  Other than as provided in the Ancillary Agreements and subject to Clause 8.7 and Clause 8.9, the Seller and the Purchaser shall procure that:

(i)                                  the Cash Pooling Arrangements; and

(ii)                               each Affiliate Contract in force immediately prior to Closing,

shall terminate prior to Closing and each counterparty thereto shall, effective as of Closing, settle all outstanding financial obligations arising out of such Affiliate Contracts and unconditionally release and irrevocably discharge each other party thereto from (i) any and all further obligations to perform or any further performance of the various covenants, undertakings, warranties and other obligations contained in such Affiliate Contract and (ii) any and all claims and Liabilities whatsoever arising out of, in any way connected with, as a result of or in respect of such Affiliate Contract.

5.6.2                  As soon as practicable following the date of this Agreement, and in any event within one month of the date of this Agreement, the Seller shall provide a copy of each Affiliate Contract that is material to the Vaccines Group and is in writing to the Purchaser. Within two months of the date of this Agreement, the Purchaser shall notify the Seller of the services provided under the Affiliate Contracts from the Seller’s Group which the Purchaser reasonably requires in order to operate the business of the Vaccines Group as it is carried on at the date of this Agreement to continue to receive on the same terms as contained in the relevant Affiliate Contract for a maximum period of 6 months following Closing provided that such services are not addressed by the Ancillary Agreements.

5.7                            Tax Groups

5.7.1                  The Seller shall take all reasonable steps to procure that any Tax Consolidation existing between any member of the Seller’s Group Company and any Vaccines Group Company be terminated on or before Closing, so far as permitted by Applicable Law, or otherwise on the earliest date on which such termination is permitted under Applicable Law, and the Seller and the Purchaser shall take such action as is necessary to procure or effect this, including timely submitting any necessary Tax documents.

5.7.2                  Pending the taking effect of the action referred to in Clause 5.7.1, and for so long thereafter as may be necessary, the Purchaser shall (subject to the provisions of the Tax Indemnity) procure that such information is provided to the Seller as may reasonably be required to enable any relevant member of the Seller’s Group to make all Tax Returns and other filings required of it in respect of the Tax Consolidation.

5.7.3                  The Seller and the Purchaser shall cooperate in good faith to take, and procure that each member of the Seller’s Group and the Purchaser’s Group takes, all reasonable procedural or administrative steps (including the making of elections and filings with relevant Tax Authorities) which are reasonably necessary to procure the minimisation of the extent to which Tax liabilities of members of the Seller’s Group (other than Vaccines Group Companies) can be assessed on members of the Purchaser’s Group or on Vaccines Group Companies.

5.7.4                  The Seller shall take all reasonable steps to procure that Chiron Panacea Vaccines Limited is finally liquidated and ceases to exist before Closing.

6                                      Closing

6.1                            Date and Place

Save where otherwise provided in this Agreement (including Schedule 25), Closing shall take place simultaneously with closing under the other Target Asset Agreements at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS (other than in respect of any Local Transfer Documents agreed between the parties to be executed in another jurisdiction) on the last Business Day of the month in which fulfilment or waiver of the last of the condition(s) set out in Clause 4.1 to be fulfilled or waived takes place, except that:

6.1.1                  where the last day of such month is not a Business Day, Closing shall instead take place on the first Business Day of the following month; and

6.1.2                  where less than five Business Days remain between such fulfilment or waiver and the last Business Day of the month, Closing shall take place:

(i)                                  on the last Business Day of the following month;

(ii)                               where the last day of such month is not a Business Day, Closing shall instead take place on the first Business Day of the month following the month referred to in Clause 6.1.2(i); or

(iii)                            at such other location, time or date as may be agreed between the Purchaser and the Seller in writing.

provided that:

(a)                              Closing shall not take place and shall not be effective in any circumstances unless closing also takes place under and in accordance with the terms of the other Target Asset Agreements at the same time; and

(b)                              in determining the date on which the last of the conditions set out in Clause 4.1 is fulfilled or waived, the date shall be the date on which the last of the conditions set out in Clauses 4.1.1, 4.1.2, 4.1.3, 4.1.4, 4.1.6, 4.1.7 and 4.1.9 is fulfilled or waived unless any of the conditions set out in Clauses 4.1.5 and 4.1.8 is not fulfilled or waived on that date, in which case the date shall then be the first following date on which all of the conditions set out in Clauses 4.1.5 and 4.1.8 are fulfilled or waived.

6.2                            Closing Events

6.2.1                  On Closing, the parties shall comply with their respective obligations specified in Schedule 15. The Seller may waive some or all of the obligations of the Purchaser as set out in Schedule 15 and the Purchaser may waive some or all of the obligations of the Seller as set out in Schedule 15.

6.2.2                  The parties acknowledge that the transfer of Product Approvals and Product Applications in respect of Vaccines Group Businesses to the Purchaser or other members of the Purchaser’s Group may be subject to the approval of applicable Governmental Entities, and that, notwithstanding anything in this Agreement to the contrary, each Product Approval and Product Application in respect of Vaccines Group Businesses shall continue to be held by the relevant member of the Seller’s Group from the Closing Date until the relevant PA Transfer Date.

6.2.3                  The parties shall perform their respective obligations with respect to:

(i)                                  the transfer of the Product Approvals, Product Applications and Pipeline Product Approvals as set out in Schedule 8;

(ii)                               the transfer of Contracts (other than Product Approvals, Product Applications and Pipeline Product Approvals) and the Transferred Intellectual Property Contracts as set out in Schedule 10 and the treatment of Shared Business Contracts;

(iii)                            to the extent the Purchaser has elected to have the Relevant Part of a Shared Business Contract transferred to it, the separation of each Shared Business Contract as set out in Schedule 10; and

(iv)                           the Delayed Businesses as set out in Schedule 25.

6.3                            Payment on Closing

6.3.1                  On Closing the Purchaser shall pay (for itself and on behalf of each relevant member of the Purchaser’s Group in accordance with Clause 17.6) an amount in cleared funds, to the Purchase Price Bank Account, which is equal to the sum of:

(i)                                  the Headline Price;

minus

(ii)                               the Employee Adjustment Payment;

plus

(iii)                            the Estimated Vaccines Group Companies’ Cash Balances and the Estimated Intra-Group Non-Trade Receivables;

minus

(iv)                           the Estimated Third Party Indebtedness;

minus

(v)                              the Estimated Intra-Group Non-Trade Payables;

minus

(vi)                           any Estimated Employee Benefit Adjustment;

minus

(vii)                        the Estimated Tax Adjustment;

plus

(viii)                     the Estimated Working Capital Adjustment.

6.3.2                  The amounts payable in accordance with Clause 6.3.1 shall, in each case, include all such amounts payable in respect of the Delayed Businesses.

6.4                            Notifications to determine payments on Closing

6.4.1                  Five Business Days prior to Closing, the Seller shall notify the Purchaser of:

(i)                                  the Estimated Vaccines Group Companies’ Cash Balances;

(ii)                               the Estimated Third Party Indebtedness;

(iii)                            the Estimated Intra-Group Non-Trade Receivables;

(iv)                           the Estimated Intra-Group Non-Trade Payables;

(v)                              any Estimated Employee Benefit Adjustment;

(vi)                           the Estimated Tax Adjustment;

(vii)                        the Estimated Working Capital; and

(viii)                     the Estimated Working Capital Adjustment,

and shall at the same time provide to the Purchaser reasonable supporting calculations and information to enable the Purchaser to review the basis on which the estimates have been prepared.

6.4.2                  The Seller’s notification pursuant to Clause 6.4.1 shall specify the relevant debtor and creditor for each Estimated Intra-Group Payable and Estimated Intra-Group Receivable.

6.4.3                  The Seller shall notify the Purchaser prior to Closing of the estimate for each Employee Benefit Indemnification Amount used in the calculation of the Estimated Employee Benefit Adjustment on a country-by-country (or, where necessary, plan-by-plan) basis.

6.4.4                  Immediately following Closing:

(i)                                  the Purchaser shall procure that each Vaccines Group Company repays to the relevant member of the Seller’s Group the amount of any Estimated Intra-Group Non-Trade Payables and shall acknowledge on behalf of each Group Company the payment of the Estimated Intra-Group Non-Trade Receivables in accordance with Clause 6.4.4(ii); and

(ii)                               the Seller shall procure that each relevant member of the Seller’s Group repays to the relevant Vaccines Group Company the amount of any Estimated Intra-Group Non-Trade Receivables and shall acknowledge on behalf of each relevant member of the Seller’s Group the payment of the Estimated Intra-Group Non-Trade Payables in accordance with Clause 6.4.4(i).

6.4.5                  The repayments made pursuant to Clause 6.4.3 shall be adjusted in accordance with Clauses 7.3 and 7.4 when the Closing Statement becomes final and binding in accordance with Clause 7.2.1.

6.5                            Local Payments

The Purchaser shall procure that each relevant Designated Purchaser set out in column 2 of the table in Part A of Schedule 26 shall, subject to the terms of the relevant Local Transfer Agreement (and, for the avoidance of doubt, in partial satisfaction of the Purchase Price) pay to the relevant Share Seller or Business Seller set out in column 3 the amount set out against its name in column 4 (each a “Local Payment Amount”) converted into the relevant currency set out in the relevant Local Transfer Document as at the Closing Date, on:

6.5.1                  the date falling 7 days after the Closing Date; or

6.5.2                  if this is not possible, the date falling 14 days after the Closing Date; or

6.5.3                  if this is not possible, the date falling 21 days after the Closing Date, or

6.5.4                  if this is not possible, the date falling 28 days after the Closing Date, or provided that, in any event, all such payments shall be made by no later than the date falling 28 days after the Closing Date.

6.6                            Delayed Local Payments

In respect of each Delayed Business, the Purchaser shall procure that each relevant Designated Purchaser set out in column 2 of the table in Part B of Schedule 26 shall, subject to the terms of the relevant Local Transfer Agreement (and, for the avoidance of doubt, in partial satisfaction of the Purchase Price), pay to the relevant Share Seller or Business Seller set out in column 3 the amount set out against its name in column 4 in respect of that Delayed Business (each a “Delayed Local Payment Amount”) converted into the relevant currency set out in the relevant Local Transfer Document as at the relevant Delayed Closing Date, as soon as reasonably practicable following the relevant Delayed Closing Date and, in any event, within 10 Business Days following the relevant Delayed Closing Date, in accordance with the terms of the relevant Local Transfer Document.

6.7                            Repayment of Local Payments and Delayed Local Payments

Where a Local Payment Amount or Delayed Local Payment Amount is received by a member of the Seller’s Group pursuant to Clause 6.5 or Clause 6.6, the Seller shall (on behalf of the relevant Share Seller or Business Seller, in accordance with Clause 17.6) pay to the Purchaser in US Dollars an amount equal to such Local Payment Amount or Delayed Local Payment Amount by way of repayment of all or part (as the case may be) of the amount paid by the Purchaser on behalf of the Designated Purchaser that paid the relevant Local Payment Amount or Delayed Local Payment Amount, so as to ensure that the total amount received by members of the Seller’s Group under Clauses 2.7, 6.3, 6.5 and 6.6 does not exceed the amount of the Purchase Price.

6.8                            [***]

6.9                            Breach of Closing Obligations

If any party fails to comply with any material obligation in Clauses 6.2, 6.3 or 6.4, or Schedule 15 in relation to Closing, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available) by written notice to the Seller or the Purchaser fix a new date for Closing which, except as agreed by the parties, shall be the last day of the month next ending or, if that day is not a Business Day, the first Business Day falling after that day, in which case the provisions of Schedule 15 shall apply to Closing as so deferred, but provided such deferral may only occur once. In all circumstances Closing shall only occur simultaneously with closing under the other Target Asset Agreements.

7                                      Post-Closing Adjustments

7.1                            Closing Statements

7.1.1                  The Seller shall procure that as soon as practicable following Closing there shall be drawn up a draft of the Closing Statement (the “Draft Closing Statement”) in accordance with Schedule 16 in relation to the Vaccines Group Companies and Vaccines Group Businesses, on a combined basis.

7.1.2                  The Closing Statement shall be drawn up as at the Effective Time and shall in each case include the Delayed Businesses which, for the purposes of this Clause 7, shall be deemed to have transferred to the Purchaser with effect from the Effective Time.

7.2                            Determination of Closing Statement

7.2.1                  The Draft Closing Statement as agreed or determined pursuant to paragraph 1 of Part 1 of Schedule 16:

(i)                                  shall constitute the Closing Statement for the purposes of this Agreement; and

(ii)                               shall be final and binding on the parties.

7.2.2                  The Working Capital, the Vaccines Group Companies’ Cash Balances, the Third Party Indebtedness, the Intra-Group Non-Trade Receivables, the Intra-Group Non-Trade Payables and the Tax Adjustment shall be derived from the Closing Statement.

7.3                            Adjustments to Purchase Price

7.3.1                  Vaccines Group Companies’ Cash Balances:

(i)                                  if the Vaccines Group Companies’ Cash Balances are less than the Estimated Vaccines Group Companies’ Cash Balances, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)                               if the Vaccines Group Companies’ Cash Balances are greater than the Estimated Vaccines Group Companies’ Cash Balances, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.3.2                  Intra-Group Non-Trade Receivables:

(i)                                  if the Intra-Group Non-Trade Receivables are less than the Estimated Intra-Group Non-Trade Receivables, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)                               if the Intra-Group Non-Trade Receivables are greater than the Estimated Intra-Group Non-Trade Receivables, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.3.3                  Third Party Indebtedness:

(i)                                  if the Third Party Indebtedness is greater in magnitude than the Estimated Third Party Indebtedness, the Seller shall repay to the Purchaser an amount equal to the excess; or

(ii)                               if the Third Party Indebtedness is less in magnitude than the Estimated Third Party Indebtedness, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

7.3.4                  Intra-Group Non-Trade Payables:

(i)                                  if the Intra-Group Non-Trade Payables are greater in magnitude than the Estimated Intra-Group Non-Trade Payables, the Seller shall repay to the Purchaser an amount equal to the excess; or

(ii)                               if the Intra-Group Non-Trade Payables are less in magnitude than the Estimated Intra-Group Non-Trade Payables, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

7.3.5                  Tax Adjustment:

(i)                                  if the Tax Adjustment is greater than the Estimated Tax Adjustment, the Seller shall repay to the Purchaser an amount equal to the difference; or

(ii)                               if the Tax Adjustment is less than the Estimated Tax Adjustment, the Purchaser shall pay to the Seller an additional amount equal to the difference.

7.3.6                  Working Capital:

(i)                                  if the Working Capital Adjustment is less than the Estimated Working Capital Adjustment, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)                               if the Working Capital Adjustment exceeds the Estimated Working Capital Adjustment, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.4                            Adjustments to repayment of Intra-Group Non-Trade Payables and Intra-Group Non-Trade Receivables

Following the determination of the Closing Statement pursuant to Clause 7.2 and paragraph 1 of Part 1 of Schedule 16, if the amount of any Intra-Group Non-Trade Payable and/or any Intra-Group Non-Trade Receivable contained in the Closing Statement is greater or less than the amount of the corresponding Estimated Intra-Group Non-Trade Payable or Estimated Intra-Group Non-Trade Receivable, then the Seller and the Purchaser shall procure that such adjustments to the repayments pursuant to Clause 6.4.3 are made as are necessary to ensure that (taking into account such adjustments) the actual amount of each Intra-Group Non-Trade Payable and each Intra-Group Non-Trade Receivable has been repaid by each Group Company to the relevant member of the Seller’s Group or by the relevant member of the Seller’s Group to the relevant Group Company, as the case may be.

7.5                            Interest

Any payment to be made in accordance with Clause 7.3 shall include interest thereon calculated from the Effective Time to the date of payment at a rate per annum of LIBOR.

7.6                            Payment

7.6.1                  Any payments pursuant to Clause 7.3 or 7.4, and any interest payable pursuant to Clause 7.5, shall be made on or before the Final Payment Date.

7.6.2                  Where any payment is required to be made pursuant to Clause 7.3 or Clause 7.5 (in relation to a payment pursuant to Clause 7.3) the payment made on account of the Purchase Price shall be reduced or increased accordingly.

7.6.3                  Where any payment is required to be made pursuant to Schedule 12, the payment made shall be deemed to be a reduction to the Purchase Price.

8                                      Post-Closing Obligations

8.1                            Indemnities

8.1.1                  Indemnity by the Purchaser against Assumed Liabilities

The Purchaser hereby undertakes to the Seller (for itself and on behalf of each other member of the Seller’s Group (excluding any Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents) that, with effect from Closing, the Purchaser will indemnify on demand and hold harmless each member of the Seller’s Group (excluding any Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents against and in respect of any and all Assumed Liabilities.

8.1.2                  Indemnities by Seller

Subject to Clause 8.1.3, the Seller hereby undertakes to the Purchaser (for itself and on behalf of each other member of the Purchaser’s Group (including any Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents) that, with effect from Closing, the Seller will indemnify on demand and hold harmless each member of the Purchaser’s Group (including any Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents against and in respect of any and all:

(i)                                  Excluded Liabilities; and

(ii)                               Liabilities, including legal fees, to the extent they have arisen or arise (whether before or after Closing) as a result of or otherwise relate to any act, omission, fact, matter, circumstance or event undertaken, occurring or in existence or arising before Closing so far as related to: (A) any breach of any anti-bribery warranty, including without limitation those set forth in paragraphs 9.1 through 9.6 of Schedule 18, not being true and correct when made; (B) any government inquiries or investigations involving the Seller or its Affiliates or associated persons; (C) save to the extent in existence as at the date of this Agreement, any limitation, restriction or other reduction in drug registrations, licenses, listings or marketing approvals, government pricing or reimbursement rates relating to the Products including specifically the value of lost future profits as a result of any such limitation, restriction or reduction; or (D) any other claim, litigation, investigation or proceeding to the extent related to any of the foregoing (A) to (C), including but not limited to costs of investigation and defence and legal fees.

8.1.3                  Limitations on Indemnities

Subject to Clause 8.1.4, the Seller shall not be liable under Clause 8.1.2 in respect of:

(i)                                  any Time-Limited Excluded Liability unless a notice of claim in respect of the matter giving rise to such Liability is given by the Purchaser to the Seller within ten years of Closing, provided that this sub-Clause (i) shall not apply in respect of any claim by the Purchaser which relates to:

(a)                       a Product Liability;

(b)                       a Governmental Liability;

(c)                        a Clinical Trials/Data Liability;

(d)                       an IP Liability; or

(e)                        an Excluded Asset;

(ii)                               any claim if and to the extent that the relevant Liability is included in the Closing Statement; or

(iii)                            any individual claim (or a series of claims arising from similar or identical facts or circumstances) where the Liability (disregarding the provisions of this Clause 8.1.3(iii))) in respect of any such claim or series of claims does not exceed US$10 million, provided that, for the avoidance of doubt, where the Liability in respect of any such claim or series of claims exceeds US$10 million, the Liability of the Seller shall be for the whole amount of such claim(s) and not just the excess.

8.1.4                  Disapplication of limitations

None of the limitations contained in Clause 8.1.3 shall apply to any claim to the extent that such claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by any member of the Seller’s Group or any director, officer or employee of any member of the Seller’s Group.

8.2                            Conduct of Claims

8.2.1                  Assumed Liabilities

(i)                                  If the Seller becomes aware after Closing of any claim by a third party which constitutes or may constitute an Assumed Liability, the Seller shall as soon as reasonably practicable:

(a)                       give written notice thereof to the Purchaser, setting out such information as is available to the Seller as is reasonably necessary to enable the Purchaser to assess the merits of the potential claim;

(b)                       take all appropriate actions to preserve evidence; and

(c)                        provide the Purchaser with periodic updates on the status of the claim upon request and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior written agreement of the Purchaser (such agreement not to be unreasonably withheld or delayed).

(ii)                               The Seller shall, and shall procure that each Share Seller and Business Seller shall, take such action as the Purchaser may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute an Assumed Liability subject to the Seller and each Share Seller and Business Seller being indemnified and secured to their reasonable satisfaction by the Purchaser against all Liabilities which may thereby be incurred. In connection therewith, the Seller shall make or procure to be made available to the Purchaser or their duly authorised agents on reasonable notice during normal business hours all relevant books of account, records and correspondence relating to the Vaccines Group Businesses which have been retained by the Seller’s Group (and shall permit the Purchaser to take copies thereof at its expense) for the purposes of enabling the Purchaser to ascertain or extract any information relevant to the claim.

8.2.2                  Liabilities Indemnified by the Seller

(i)                                  If the Purchaser becomes aware after Closing of any claim by a third party which constitutes or may constitute a Liability falling within Clause 8.1.2 or relates to a Liability or any investigations related thereto, regardless of whether the Purchaser believes that such claim would be made against a member of the Purchaser’s Group or a member of the Seller’s Group, the Purchaser shall as soon as reasonably practicable:

(a)                       give written notice thereof to the Seller, setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the potential claim;

(b)                       take all appropriate actions to preserve evidence; and

(c)                        provide the Seller with periodic updates on the status upon request and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior written agreement of the Seller (such agreement not to be unreasonably withheld or delayed).

(ii)                               The Purchaser shall take such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute a Liability falling within Clause 8.1.2 subject to the Purchaser being indemnified and secured to its reasonable satisfaction by the Seller against all Liabilities which may thereby be incurred by it or any member of the Purchaser’s Group (including for this purpose any Delayed Vaccines Group Company).

(iii)                            In addition, where any such claim or investigation involves a Governmental Entity, the Purchaser shall, subject to Applicable Law, the requirements of the Relevant Governmental Entity and the Seller providing an appropriate confidentiality undertaking in favour of the Purchaser’s Group, provide to the Seller, at least five Business Days in advance (or, where not possible, as soon as reasonably possible), any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit to a Governmental Entity. Without limiting the foregoing, the parties agree, subject to the Applicable Law, and the requirements of the relevant Governmental Entity, and the Seller providing an appropriate confidentiality undertaking in favour of the Purchaser’s Group, to:

(a)                       give the Seller reasonable advance notice of all meetings with any Governmental Entity;

(b)                       give the Seller an opportunity to participate in each of such meetings;

(c)                        to the extent practicable, give the Seller reasonable advance notice of all substantive oral communications with any Governmental Entity;

(d)                       if any Governmental Entity initiates a substantive oral communication, promptly notify the Seller of the substance of such communication;

(e)                        provide the Seller with a reasonable advance opportunity to review and comment upon all substantive written communications (including any substantive correspondence, analyses, presentations, memoranda, briefs, arguments, opinions and proposals) that the Purchaser or its agents intend to make or submit to a Governmental Entity in connection with such claim;

(f)                         provide the Seller with copies of all substantive written communications to or from any Governmental Entity; and

(g)                        not advance arguments with the Governmental Entity without prior agreement of the Seller that would reasonably be likely to have a significant adverse impact on the Seller, provided however, that the Purchaser shall not be required to comply with paragraph (b) above to the extent that the Governmental Entity objects to the participation of a party, or with paragraph (e) or (f) above to the extent that such disclosure may raise regulatory concerns (in which case, the disclosure may be made on an outside counsel basis).

(iv)                           Other than in respect of any claim to the extent it relates to an IP Liability, a Commercial Practices Liability or a Governmental Liability (other than in respect of any Liability arising solely by virtue of a breach of any Contract with any Governmental Entity which breach does not also constitute a breach of Applicable Law), the Seller shall be entitled at its own expense and in its absolute discretion, by notice in writing to the Purchaser, to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest any such claim (including making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group concerned and to have the conduct of any related proceedings, negotiations or appeals. In taking action on behalf of any member of the Purchaser’s Group as permitted by this Clause 8.2, the Seller shall, in good faith, take into account and have due regard to any reputational matters or issues arising out of the claim for any member of the Purchaser’s Group or any of their respective directors, officers, employees or agents which are brought to its attention by the Purchaser or a member of the Purchaser’s Group.

(v)                              Without limitation to the Seller’s rights pursuant to Clause 8.12, the Purchaser shall make or procure to be made available to the Seller or its duly authorised agents on reasonable notice during normal business hours full and free access to all relevant books of account, records and correspondence relating to the Vaccines Group which are in the possession or control of the Purchaser or any member of the Purchaser’s Group (and shall permit the Seller to take copies thereof) for the purposes of enabling the Seller to ascertain or extract any information relevant to the claim.

(vi)                           The Purchaser shall, and shall procure that each other member of the Purchaser’s Group shall, on reasonable notice from the Seller, give such assistance to the Seller as it may reasonably require in relation to the claim including providing the Seller or any member of the Seller’s Group and its representative and advisers with access to and assistance from directors, officers, managers, employees, advisers, agents or consultants of the Purchaser and/or of each other member of the Purchaser’s Group (collectively, the “Relevant Persons”) and the Purchaser will use its reasonable endeavours to procure that such Relevant Persons comply with any reasonable requests from the Seller and generally co-operates with and assists the Seller and other members of the Seller’s Group.

(vii)                        When seeking assistance under Clauses 8.2.2(v) and (vi), the Seller, or any other relevant member of the Seller’s Group, shall use reasonable endeavours to minimise interference with the Purchaser and the Purchaser’s Group’s conduct of the relevant business or the performance by the Relevant Persons of their employment duties.

8.3                            Release of Guarantees

8.3.1                  The Purchaser shall use reasonable endeavours to procure as soon as reasonably practicable after Closing, the release of the Seller or any member of the Seller’s Group from any securities, guarantees or indemnities given by or binding upon the Seller or any member of the Seller’s Group in respect of the Assumed Liabilities or in connection with a liability of any of the Vaccines Group Companies (other than an Excluded Liability). Pending such release, the Purchaser shall indemnify the

Seller and any member of the Seller’s Group against all amounts paid by any of them (acting reasonably) pursuant to any such securities, guarantees or indemnities in respect of such Assumed Liabilities or such liability of the Vaccines Group Companies (other than an Excluded Liability).

8.3.2                  The Seller shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable after Closing, the release of the Vaccines Group Companies from any securities, guarantees or indemnities given by or binding upon the Vaccines Group Companies in respect of any liability of the Seller or any member of the Seller’s Group. Pending such release, the Seller shall indemnify the Vaccines Group Companies against all amounts paid by any of them (acting reasonably) pursuant to any such securities, guarantees or indemnities in respect of such liability of the Seller which arises after Closing.

8.4                            Transferred Accounts Payable

If at any time after Closing, the Seller or any of its Affiliates (but, in relation to any Delayed Business, only with effect from the relevant Delayed Closing Date) pays any monies in respect of any Transferred Accounts Payable, then the Purchaser shall pay or procure payment to the Seller (for the relevant Business Seller), as soon as reasonably practicable the amount paid, plus any Taxation suffered or incurred by the Seller’s Group which would not have arisen but for the payment and receipt of such monies.

8.5                            Transferred Accounts Receivable

If at any time after Closing, a Business Seller receives any monies in respect of any Transferred Accounts Receivable, then the Business Seller shall pay or procure payment to the Purchaser, as soon as reasonably practicable the amount recovered, less any Taxation suffered or incurred by the Seller’s Group which would not have arisen but for the receipt and payment of such monies.

8.6                            Payables and Receivables Plan

8.6.1                  Without prejudice to the provisions of Clauses 8.4 and 8.5, the parties shall cooperate in good faith to agree, as soon as reasonably practicable after the Closing Date and in any event within one month of the Closing Date, a written plan in respect of each Market detailing: (i) the process for the collection of Transferred Accounts Receivables by the Seller (or its Affiliates) and the process and periodic timing of payment of monies received in respect of Transferred Accounts Receivable to the Purchaser; and (ii) the process for the settlement of Transferred Accounts Payable by the Seller (or its Affiliates) and the payment of monies by the Purchaser to the Seller in respect thereof (together, the “Payables and Receivables Plan”). In agreeing the Payables and Receivables Plan, the parties shall take into account the comments of the parties’ respective accounting and tax teams.

8.6.2                  If the parties fail to agree the Payables and Receivables Plan by the date specified in Clause 8.6.1, the matter shall be referred to and discussed by the Purchaser’s and the Seller’s chief financial officers who shall aim to resolve the matter within 10 Business Days.

8.7                            Intra-Group Trading Balances

Any Intra-Group Trading Balances shall be settled after Closing in the ordinary course of business and, in any event, within 60 days of Closing.

8.8                            Transfer of Marketing Authorisations

8.8.1                  The transfer of the Marketing Authorisations following Closing shall take place in accordance with Part 2 of Schedule 8 and the terms of the Transitional Distribution Services Agreement.

8.8.2                  Between the Closing Date and the Marketing Authorisation Transfer Date, the Seller agrees to assist the Purchaser in accordance with Part 4 of Schedule 8 in respect of any tenders relating to the Products.

8.9                            Wrong Pockets Obligations

8.9.1                  Except as provided in Schedules 3, 8, 10, 11, 12 and 25, if any property, right or asset forming part of the Vaccines Group (other than any property, right or asset expressly excluded from the sale under this Agreement) has not been transferred to the Purchaser or to another member of the Purchaser’s Group and should have transferred pursuant to the terms of this Agreement, the Seller shall procure that such property, right or asset (and any related liability which is an Assumed Liability) is transferred to the Purchaser, or to such other member of the Purchaser’s Group as the Purchaser may nominate reasonably acceptable to the Seller, as soon as practicable and at no cost to the Purchaser.

8.9.2                  If, following Closing or, in respect of any Delayed Business, the relevant Delayed Closing, any property, right or asset not forming part of the Vaccines Group including, for the avoidance of doubt, any trade accounts and notes receivable or payable arising in the ordinary course between a member of the Seller’s Retained Group and a Vaccines Group Company, in each case to the extent related to the Influenza Business (other than any property, right or asset expressly included in the sale under this Agreement) is found to have been transferred to the Purchaser (or another member of the Purchaser’s Group) and should not have transferred pursuant to the terms of this Agreement, the Purchaser shall procure that such property, right or asset is transferred to the transferor or another member of the Seller’s Group nominated by the Seller reasonably acceptable to the Purchaser as soon as practicable and at no cost to the Seller.

8.10                     Information Technology

8.10.1           If, within six months from Closing or, in respect of any Delayed Business, the Delayed Closing Date, the Purchaser identifies any Site Specific Information Technology, the Purchaser shall notify the Seller in writing and the Seller shall procure that such Information Technology is transferred to the Purchaser or a company nominated by the Purchaser for nominal consideration as soon as practicable after receipt of the Purchaser’s notification provided that any such Site Specific Information Technology shall be transferred by the Seller on an “as-is” basis and the Seller shall have no liability for not wiping or relocating such assets prior to such transfer and, to the extent that any third party consent is required for the transfer of such software, the Seller shall only be obliged to use reasonable endeavours to obtain such third party consent and the cost of any fee demanded by the third party as consideration for giving such consent shall be borne by the Purchaser.

8.10.2           If and to the extent that the Purchaser no longer requires a member of the Seller’s Group to perform its obligations under the Transitional Services Agreement (or any part thereof) as a result of the transfer of Site Specific Information Technology to the Purchaser pursuant to Clause 8.10.1:

(i)                                  no member of the Seller’s Group shall be in breach of the Transitional Services Agreement or otherwise liable to the Purchaser as a result of such failure to perform and no member of the Purchaser’s Group shall have any claim in respect of such failure; and

(ii)                               no member of the Purchaser’s Group shall be in breach of the payment obligations of the Transitional Services Agreement or otherwise liable to the Seller in respect of those obligations which are no longer required to be performed, and no member of the Seller’s Group shall have any claim in respect of the Purchaser’s failure to pay for the performance of such obligations.

8.11                     Covenant not to sue

8.11.1           The Seller hereby undertakes not to enforce, at any time after Closing, any Out of Scope Patent against the Purchaser’s Group in relation to the Purchaser’s Group carrying on the Business as at the date of Closing.

8.11.2           The Purchaser hereby undertakes not to enforce, at any time after Closing, any Vaccines Patent against the Seller’s Group in relation to the Seller’s Group carrying on the Seller’s Group Retained Business as at the date of Closing.

8.12                     The Purchaser’s Continuing Obligations

8.12.1           The Purchaser shall procure that as soon as practicable after Closing or, in respect of any Delayed Vaccines Group Company, the relevant Delayed Closing, each of the Vaccines Group Companies shall change its name so that it does not contain any of the Seller Restricted Marks or any name which is likely to be confused with the same and shall provide the Seller with appropriate evidence of such change of name.

8.12.2           Except as provided in the Ancillary Agreements, the Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall, after Closing or, in respect of any Delayed Vaccines Group Company, the relevant Delayed Closing, use the Seller Restricted Marks or any confusingly similar name or mark, any extensions thereof or developments thereto in any business which competes with the Seller’s business, or any other business of the Seller or any member of the Seller’s Group in which the Seller Restricted Marks are used for a minimum period of five (5) years following Closing and thereafter for so long as any member of the Seller’s Group continues to retain an interest in the relevant Seller Restricted Marks.

8.12.3           The Purchaser shall, and shall procure that the relevant Vaccines Group Companies shall:

(i)                                  retain for a period of one (1) year from Closing, and not dispose of or destroy in that period, any emails of the Vaccines Group to the extent they are created prior to Closing and shall, and shall procure that the relevant Vaccines Group Companies shall, if reasonably requested by the Seller, allow the Seller reasonable access in that period to such emails (including the right to take copies at the Seller’s expense); and

(ii)                               retain for a period of 10 years from Closing (and, upon notice from the Seller between 9 and 10 years from Closing, for a further period of 5 years), and not dispose of or destroy during that period, the other books, records and documents (except, in each case, emails) of the Vaccines Group to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Vaccines Group Companies shall, if reasonably requested by the Seller, allow the Seller reasonable access during that period to such books, records and documents (including the right to take copies at the Seller’s expense) and to the employees of the Vaccines Group or former employees of the Vaccines Group who are employees of any member of the Purchaser’s Group.

8.12.4           During the 90 days following the Closing Date, the Purchaser shall provide and cause to be provided to the Seller the information reasonably required to enable the Seller to prepare and audit the standard monthly reporting forms of the Seller’s Group, to the extent that such financial reporting relates to the Vaccines Group, in respect of the period prior to the Closing and in respect of the calendar month in which the Closing occurs. The Purchaser shall provide such financial reporting in respect of the calendar month in which Closing occurs to the Seller within six Business Days of the last day of the relevant month.

8.13                     The Seller’s Continuing Obligations

The Seller shall retain and not dispose of or destroy and make or procure to be made available to the Purchaser or their duly authorised agents and/or professional advisers on reasonable notice during normal business hours:

8.13.1           in each case for a period of one (1) year from Closing (or from the relevant Delayed Closing Date in respect of emails relating to a Delayed Business), all emails relating to the Vaccines Group which have not been transferred to the Purchaser under this Agreement (and shall permit the Purchaser to take copies thereof);

8.13.2           in each case for a period of 10 years from Closing (and, upon notice from the Purchaser between 9 and 10 years from Closing, for a further period of 5 years), all relevant books, accounts, other records and correspondence (except, in each case, emails) relating to the Vaccines Group which have not been, or to the extent they have not been, transferred to the Purchaser under this Agreement (and shall permit the Purchaser to take copies thereof), save as otherwise agreed by the parties in relation to any books and records (including but not limited to the content of any personnel files) relating to the employment of the Transferred Employees;

8.13.3           in each case for a period of 10 years from Closing (and, upon notice from the Purchaser between 9 and 10 years from Closing, for a further period of 5 years), reasonable access to employees of the Seller’s Group who have knowledge relating to any of the Products (including any inventor of the Products) for the purposes of the defence, prosecution or enforcement of any Vaccines Group Intellectual Property Rights, any actual or potential regulatory or safety investigation involving any of the Products, or as required by Applicable Law or a Governmental Entity, provided that the Purchaser shall promptly reimburse the Seller in relation to the provision of such access for (i) out of pocket expenses reasonably incurred by the Seller; and (ii) for the time of that employee of the Seller’s Group if it exceeds 25 man hours in aggregate per annum; and

8.13.4           in each case for a period of 3 years from Closing, the Seller shall make or procure to be made available to the Purchaser or their duly authorised agents on reasonable notice during normal business hours reasonable access to any employees of the Seller’s Group who have knowledge relating to the Vaccines Group (including, for the avoidance of doubt and without limitation, any background information relating to the legal position of the Vaccines Group and the Products), to the extent that such employees are retained by the Seller after Closing, to answer any questions other than those covered by Clause 8.13.3 that the Purchaser may reasonably ask in relation to the Vaccines Group, provided that:

(i)                                  the Purchaser shall promptly reimburse the Seller in relation to the provision of such access for the time of that employee of the Seller’s Group to the extent it exceeds 25 man hours in aggregate per annum;

(ii)                               the Seller shall have no obligations under this Clause 8.13.4 where such access to employees of the Seller’s Group is prohibited under Applicable Law;

(iii)                            the Purchaser shall have no access rights under this Clause 8.13.4 to employees of the Seller’s Group to the extent such access is prohibited by applicable anti-trust rules or any undertakings, contractual arrangements, or guidelines entered into or provided, with the aim of reasonably ensuring compliance with applicable anti-trust rules; and

(iv)                           without prejudice to any indemnity provided by the Seller to the Purchaser under this Agreement, no member of the Seller’s Group shall have any Liability to any member of the Purchaser’s Group in connection with the provision of any information by employees of the Seller’s Group pursuant to this Clause 8.13.4.

8.14                     Influenza Business

8.14.1           General

(i)                                  Without prejudice to Clauses 2.1, 2.2, 2.3.1 to 2.3.4, 3 and 4, the parties shall, acting reasonably and as soon as practicable, enter into such arrangements as are required to enable the Influenza Business (or parts thereof) retained by the Seller, purchased by the Purchaser, or purchased by one or more third party purchasers (as applicable) to continue to operate the Influenza Business (or parts thereof) on substantially the same basis as it was operated by the Seller immediately prior to the date of this Agreement.

(ii)                               Each party shall take all reasonable steps to cooperate with the other party to ensure that each relevant technology transfer takes place as soon as practicable.

(iii)                            The Purchaser acknowledges that the Seller shall, at its option, be entitled to:

(a)                       assign or novate the burden and benefit of the Influenza Business Manufacturing and Supply Agreement and any of the arrangements referred to in Clause 8.14.1(i) to any purchaser(s) of the Influenza Business (or parts thereof) without the consent of the Purchaser; or

(b)                       require the Purchaser to enter into separate agreements with any purchaser(s) of the Influenza Business (or parts thereof) on the same terms as the Influenza Business Manufacturing and Supply Agreement and any of the arrangements referred to in Clause 8.14.1(i).

8.14.2           Influenza Business Manufacturing and Supply Agreement

If the Influenza Business Manufacturing and Supply Agreement has not been entered into on the earlier of: (i) Closing; or (ii) the closing of any sale to the purchaser(s) of the Influenza Business (or parts thereof), the provisions of the heads of terms in relation to the Influenza Business Manufacturing and Supply Agreement in the Agreed Terms shall be binding on the Seller and Purchaser until the earlier of: (i) the date on which the Influenza Business Manufacturing and Supply Agreement is entered into; and (ii) the date specified in the heads of terms.

8.14.3           Confidential information

In connection with the services to be provided pursuant to this Clause 8.14, where required by Applicable Law, the Seller and the Purchaser shall establish appropriate safe guards to maintain, and protect from improper disclosure, confidential information arising from the provision of such services.

8.14.4           Influenza defects indemnity

Notwithstanding the terms of any Influenza Business Agreement and except in respect of any loss of profit suffered by an indemnified person (other than any loss of profit included in the charges paid or payable under the Influenza Business Agreements), the Seller hereby undertakes to the Purchaser (for itself and on behalf of each other member of the Purchaser’s Group (including the Delayed Vaccines Group Companies)) that, with effect from Closing, the Seller will indemnify on demand and hold harmless each member of the Purchaser’s Group (including the Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents (each an “indemnified person”) against and in respect of any and all Losses suffered by an indemnified person and arising as a result of the failure or alleged failure by an indemnified person to perform or discharge all or part of its obligations under any provision of any Influenza Business Agreement or any other agreement required to be entered into by the Purchaser or any member of the Purchaser’s Group pursuant to Clause 8.14.1(i):

(i)                                  to the extent that such Losses arise as a result of or otherwise relate to any act, omission, fact, matter, circumstance or event undertaken or occurring, in existence or arising in relation to the Vaccines Business or the Influenza Business prior to Closing (“Inherited Defect”); and

(ii)                               to the extent that such Losses arise as a result of or otherwise relate to any failure by the Seller to transfer, or procure the transfer of, or provide to, or procure the provision to, the Purchaser or any member of the Purchaser’s Group such assets, rights or information of or relating to the Influenza Business or the Vaccines Business (including any contracts, licences, authorisations and permits) as are reasonably required by the Purchaser’s Group (including the Delayed Vaccines Group Companies) to fulfil such obligations as at Closing.

8.14.5           The Purchaser shall notify the Seller as soon as reasonably practicable after becoming aware of:

(i)                                  any such Inherited Defect; or

(ii)                               any claim it may wish to make under Clause 8.14.4,

and the conduct of any claim notified to the Seller pursuant to (ii) above shall be dealt with pursuant to Clause 8.2.2 as if references in that Clause to “a Liability falling within Clause 8.1.2” were references to any liability to be indemnified under Clause 8.14.4.

8.14.6           The Purchaser shall take reasonable steps to mitigate any liability arising in respect of any Inherited Defects, including

(i)                                  taking reasonable steps in accordance with cGMP to identify and remediate any Inherited Defects; and

(ii)                               by implementing reasonable corrective actions to prevent such failure in the performance of its obligations under the Influenza Business Agreements from recurring.

8.15                     Retention of books and records

To the extent and for so long as required by, or to the extent and for so long as required in order to perform any obligations under, any Ancillary Agreement or Applicable Law, or where otherwise agreed between the parties, the Seller shall be entitled to retain the original or a copy of any book, ledger, file, report, plan record, manual or other material (in any form or medium) which would otherwise transfer to the Purchaser under this Agreement, provided that:

8.15.1           any copy or original retained is treated as strictly confidential in accordance with Clause 14.2;

8.15.2           in the case of retained originals, a copy of such book, ledger, file, report, plan, record, manual or other material is provided to the Purchaser;

8.15.3           upon reasonable notice by the Purchaser, the Seller shall provide access to such retained book, ledger, file, report, plan, record, manual or other material in accordance with Clause 8.13.2; and

8.15.4           upon expiry of the relevant obligation under the applicable Ancillary Agreement the Seller is entitled to retain a copy of any such book, ledger, file, report, plan, record, manual or other material to comply with Applicable Law but shall transfer the original to the Purchaser.

8.16                     Abandoned Patents

Notwithstanding anything to the contrary contained in this Agreement or any of the Ancillary Agreements, no representations are made and no warranties are given (in each case, whether express or implied) by the Seller (or any member of the Seller’s Group) in relation to the Abandoned Patents (or transfer of the same) by the Seller (or a member of the Seller’s Group) to the Purchaser (or a member of the Purchaser’s Group).

8.17                     [***]

8.18                     Anti-bribery and corruption

The provisions of Schedule 31 shall apply in respect of the parties’ compliance with anti-bribery and corruption laws.

9                                      Transitional Trademark Use

9.1                            Grant of Transitional Trademark Licence

9.1.1                  Subject to the terms set out in this Clause 9, the Seller hereby grants, and shall procure that each member of the Seller’s Group shall grant (as applicable), to the Purchaser, from Closing a non-exclusive, worldwide, royalty-free, non-assignable, licence without the right to sub-license (save with the prior written consent of the Seller which shall not be unreasonably withheld or delayed, or as otherwise permitted under Clause 9.1.7) to use the Seller Marks:

(i)                                  subject to Clause 9.1.3, on signage of the Properties, solely in the manner and to the extent such signage bears any Seller Marks as at the Closing Date, which licence shall, unless terminated earlier under Clause 9.6, continue in force on a country by country basis for the longer of: (i) 6 months from the Closing Date; or (ii) for such period following the Closing Date as is required by Applicable Laws, provided that in either case the Purchaser shall, and shall procure that its sub-licensees shall, use all reasonable endeavours to cease such use of such Seller Marks as soon as reasonably practicable following the Closing Date;

(ii)                               subject to Clause 9.1.3, on any websites (or related digital assets) which exclusively relate to any Product or Pipeline Product solely in the manner and to the extent such websites (or related digital assets) bear any Seller Marks as at the Closing Date, which licence shall, unless terminated earlier under Clause 9.6, continue in force on a country by country basis for the longer of: (i) 6 months from the Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date, as applicable, in accordance with Schedule 8; or (ii) for such period following the Closing Date as is required by Applicable Laws, provided that in either case the Purchaser shall, and shall procure that its sub-licensees shall, use all reasonable endeavours to cease such use of such Seller Marks as soon as reasonably practicable following the Closing Date (“Novartis Branded Websites”);

(iii)                            on any Transferred Inventory, solely in the manner and to the extent that the Transferred Inventory bears any Seller Marks as at the Closing Date or as is otherwise required by Applicable Laws (“Novartis Branded Inventory”);

(iv)                           on any products intended to be sold by the Business as the result of the Vaccines Business Manufacturing and Supply Agreements or the Transitional Distribution Services Agreement solely in the manner and to the extent that those products bear any Seller Marks as at the Closing Date or as is otherwise required by Applicable Laws (“Novartis Branded Products”); and

(v)                              on any stationery, sales literature, patient information leaflets or similar documentation used in the Business, solely in the manner and to the extent such materials: (i) bear any Seller Marks as at the Closing Date; and (ii) relate to the Novartis Branded Inventory or Novartis Branded Products (“Novartis Branded Literature”),

(the “Transitional Trademark Licence”).

9.1.2                  Subject to Clauses 9.1.3, 9.1.4, 9.1.5 and 9.1.6, in each case in respect of Clauses 9.1.1(iii) to 9.1.1(v), such licence shall, unless terminated earlier under Clause 9.6, continue in force, on a country by country basis, in relation to each item of Novartis Branded Inventory or Novartis Branded Product (or any Novartis Branded Literature related to the same), as applicable, from the Closing Date for the longer of:

(i)                                  the period required by the Vaccines Business Manufacturing and Supply Agreements or the Transitional Distribution Services Agreement, where applicable;

(ii)                               the period until the Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date, as applicable, in accordance with Schedule 8; or

(iii)                            such period as is required by Applicable Laws,

9.1.3                  Subject always to Clause 9.1.6, the parties shall co-operate in the consideration of an extension of any licences granted under this Clause 9.1 in the event that it is reasonably necessary for any such licences to continue beyond the period contemplated in Clause 9.1, and the Seller shall not unreasonably withhold its agreement to any such extension.

9.1.4                  The Purchaser shall, and shall procure that its sub-licensees shall:

(i)                                  use all reasonable endeavours to cease such use of the Seller Marks as soon as reasonably practicable following the Closing Date; and

(ii)                               use the Seller Marks in accordance with Applicable Laws only.

9.1.5                  Neither the Purchaser nor its sub-licensees shall have any rights under the licences granted in Clauses 9.1.1(iii) to 9.1.1(v) to use any of the Seller Marks in relation to any Novartis Branded Inventory or Novartis Branded Products whose “sell-by date” or shelf life, as applicable, has passed or expired.

9.1.6                  The licences granted under Clauses 9.1.1(ii) to 9.1.1(v) shall expire after 24 months of the Closing Date (the “Long Stop Expiry Date”).

9.1.7                  The Purchaser shall be entitled to sub-license its rights under the Transitional Trademark Licence to:

(i)                                  any member of the Purchaser’s Group without the prior written consent of the Seller, provided that any act of the sub-licensee which would, if committed by the Purchaser be a breach of any of the terms applying to the Transitional Trademark Licence, shall be treated as an equivalent breach by the Purchaser of the terms of the Transitional Trademark Licence; and

(ii)                               third party sub-contractors working with the Purchaser in relation to the Manufacture or Commercialisation of the Novartis Branded Inventory, Novartis Branded Products or Novartis Branded Literature, provided that:

(a)                       any act of the sub-licensee which would, if committed by the Purchaser be a breach of any of the terms applying to the Transitional Trademark Licence, shall be treated as an equivalent breach by the Purchaser of the terms of the Transitional Trademark Licence; and

(b)                       if the Seller or the Purchaser determines that any sub-licensee under Clause 9.1.7(ii) is using any Seller Marks outside the scope of a permitted sub-licence under this Clause 9.1, the Purchaser promptly will cause the sub-licensee to cease such unpermitted use and will notify such sub-licensee that it is in material breach of its sub-licence agreement. If the breach continues unremedied for a period of fifteen (15) calendar days after the Purchaser provides notice to such sub-licensee describing the nature of the breach, the Purchaser will, upon the Seller’s request, terminate the applicable sub-licence and will cooperate with the Seller to enforce the Seller’s rights against such former sub-licensee as the Seller directs.

9.2                            Reservation of Rights

The Seller reserves all rights in and to the Seller Marks. The Purchaser acknowledges and agrees that as between the Seller (or the relevant member of the Seller’s Group) and the Purchaser, the Seller (or the relevant member of the Seller’s Group) is the sole and exclusive owner of all right, title and interest in and to the Seller Marks, including all goodwill of the business connected with the use of, or symbolised by, the Seller Marks. All goodwill generated from the use of the Seller Marks by the Purchaser or its sub-licensees shall inure solely to the benefit of the Seller (or the relevant member of the Seller’s Group). Nothing in this Clause 9 grants the Purchaser or its sub-licensees any ownership or other proprietary interest in any Seller Marks.

9.3                            Restrictions on Use

9.3.1                  The Purchaser shall have no right pursuant to this Clause 9 to use or permit any other person to use, any of the Seller Marks as part of a corporate or trading name or to hold itself out or otherwise represent itself to be a member of, or to be associated or connected with, any member or business venture of the Seller’s Group, or permit any other person to do that same.

9.3.2                  Without limiting the generality of Clause 9.2 of this Agreement, the Purchaser will not, nor attempt to, nor permit, enable, or request any other person to:

(i)                                  use any Seller Marks in any manner, or engage in any other act or omission, that would impair the right of the Seller (or the relevant member of the Seller’s Group) in and to the Seller Marks, including any act or omission that would invalidate or cause the cancellation or abandonment of any Seller Marks;

(ii)                               file, acquire or otherwise obtain any registration for or application to register any Trademark or domain name, or acquire, create or otherwise obtain any social media account that consists of, incorporates, uses, or is confusingly similar to any Seller Marks; whether with any Governmental Entity, internet domain name registrar, social media platform or otherwise (each, a “Registration”);

(iii)                            adopt or use any variation, derivation or acronym of the Seller Marks or any word, symbol or Trademark that is confusingly similar to the Seller Marks (each, a “Variation”);

(iv)                           use any Seller Marks with any other word, symbol or Trademark (other than a Trademark assigned or otherwise expressly transferred to the Purchaser pursuant to this Agreement) so as to form a composite Trademark (each, a “Composite”);

(v)                              represent to any other person that it, any sub-licensee, or any other person (other than the Seller (or the relevant member of the Seller’s Group) or its or their successors in interest to the Seller Marks) has or will have any ownership interest in any Seller Marks; or

(vi)                           grant or attempt to grant a security interest in or lien on, record any security interest or lien against, or otherwise encumber, any Seller Marks.

9.4                            Transfer of Rights

If the Purchaser or any of its sub-licensees has or acquires any rights in or to the Seller Marks, or any Registrations, Composites or Variations, the Purchaser hereby irrevocably assigns, and will cause its sub-licensees to assign irrevocably, all such rights to the Seller. At the request of the Seller, the Purchaser will, and will procure that its sub-licensees will, execute any document, and perform any act reasonably necessary to obtain, or confirm the Seller’s or its designee’s exclusive ownership interest in and to the Seller Marks and Registrations, in each applicable jurisdiction, including executing and delivering applications, oaths, declarations, affidavits, waivers, assignments and other documents.

9.5                            Quality Control

9.5.1                  The Purchaser will use, and cause its sub-licensees to use, the Seller Marks under the terms of this Clause 9 solely in a manner consistent with the operation of the Business immediately prior to the Closing Date.

9.5.2                  The Purchaser will comply, and will cause its sub-licensees to comply, with any specifications, standards and directions that the Seller may provide in writing from time to time relating to the use of the Seller Marks under this Clause 9.

9.5.3                  Concerning any Novartis Branded Products and Novartis Branded Inventory manufactured by the Seller or its Affiliates, or by any third party in privity of contract with the Seller or its Affiliates, the Purchaser will not tamper, modify or otherwise take any action, and will procure that its sub-licensees will not tamper, modify or otherwise take any action, to affect the quality of such Novartis Branded Products and Novartis Branded Inventory.

9.5.4                  Concerning any Novartis Branded Products and Novartis Branded Inventory manufactured by the Purchaser or its sub-licensees, or by any third party in privity of contract with the Purchaser or its sub-licensees, the Purchaser will ensure that such Novartis Branded Products and Novartis Branded Inventory at all times meet or exceed (i) the quality and manufacturing standards of similar products in the Novartis Branded Products and Novartis Branded Inventory’ industry; (ii) the Good Manufacturing Practices applicable to such Novartis Branded Products and Novartis Branded Inventory, as updated from time to time; (iii) any other standards imposed by the applicable Governmental Entities; and (iv) any specifications and quality provisions set forth in any agreement entered into by the parties in connection with this Agreement. The Purchaser will notify the Seller in the event that any Product does not meet such standards.

9.5.5                  Except where Product Packaging or Novartis Branded Literature originate with the Seller or the Seller’s Affiliates, the Purchaser will, to the extent physically practicable, include, and will procure that its sub-licensees will include, on all Product Packaging, Novartis Branded Literature and Novartis Branded Websites that bear the Seller Marks: (i) a statement that the Seller Marks used thereon is a Trademark of the Seller and used under license (or any similar statement required by the Seller concerning the status of the Seller Marks), and (ii) the symbols “®”, “™” or other notice required by the applicable Governmental Entity in proximity to each prominent use of the Seller Marks, all in line with the current practices applied by the Seller or its Affiliates prior to the Closing Date.

9.6                            Termination of the Transitional Trademark Licence

9.6.1                  The Seller may terminate the Transitional Trademark Licence and the rights granted to the Purchaser under the same at any time by providing notice of termination to the Purchaser if:

(i)                                  the Purchaser commits a material breach of this Clause 9 and the material breach continues un-remedied for two months after the Seller provides notice to the Purchaser describing the nature of the material breach; or

(ii)                               the Purchaser contests, challenges or otherwise makes any claim or takes any action adverse to the Seller’s (or the relevant member of the Seller’s Group) ownership of or interest in, or the validity of, the Seller Marks, including in any proceeding before any Governmental Entity.

10                               Warranties

10.1                     The Seller’s Warranties

10.1.1           Subject to Clause 10.2, the Seller warrants (on behalf of the relevant Business Sellers or Share Sellers as applicable) to the Purchaser and each member of the Purchaser’s Group to which Shares or other assets are transferred pursuant to this Agreement or any Local Transfer Document, that the statements set out in Schedule 18 are true and accurate as of the date of this Agreement.

10.1.2           Each of the Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 18 or by anything in this Agreement or any Local Transfer Document or in the Tax Indemnity.

10.1.3           The Seller does not give or make any warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement.

10.1.4           Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or to the “Seller’s Knowledge” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of the following persons: [***], [***], [***], [***], [***], [***], [***], [***], [***] and [***], such persons having made due and reasonable enquiry.

10.1.5           The Seller’s Warranties shall be deemed to be repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date. Without prejudice to the provisions of Clause 11, the Seller shall have no liability for any breach of any Seller’s Warranty where such Seller’s Warranty was true as at the date of this Agreement unless the fact, event or circumstances giving rise to the breach constitutes a Material Adverse Effect. The Seller shall have no liability under this Clause 10.1.5 if the Purchaser has exercised its termination right in accordance with Clause 4.4.1(iv).

10.1.6           Save insofar as they are specifically referred to in paragraphs 4.4 and 4.5 of Schedule 18, none of the Seller’s Warranties shall apply to any of the Beta Interferon Patent Rights.

10.2                     Seller’s Disclosures

10.2.1           The Seller’s Warranties are subject to all matters which are fairly disclosed in this Agreement or in the Disclosure Letter.

10.2.2           References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 18 to which the disclosure is most likely to relate. Such references are given for convenience only and, shall not limit the effect of any of the disclosures, all of which are made against the Seller’s Warranties as a whole.

10.3                     The Purchaser’s Warranties

The Purchaser warrants to the Seller that the statements set out in Schedule 19 are true and accurate as of the date of this Agreement.

11                               Limitation of Liability

11.1                     Application

11.1.1           In respect of the Tax Indemnity, the provisions of this Clause 11 shall operate to limit the liability of the Seller only in so far as any provision in this Clause 11 is expressed to be applicable to the Tax Indemnity, and the provisions of the Tax Indemnity shall further operate to limit the liability of the Seller in respect of any claims thereunder.

11.1.2           References to the Seller’s Warranties in Clauses 11.2 to 11.5 and 11.7 to 11.9 shall not include the Tax Warranties and the provisions of clause 3 of the Tax Indemnity shall operate to limit the liability of the Seller and to govern the claims procedure in respect of any claim under the Tax Warranties in respect of a liability for Tax as if such claim had been a claim in respect of a Tax Liability (as defined in the Tax Indemnity) under the Tax Indemnity.

11.2                     Time Limitation for Claims

The Seller shall not be liable under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty or under the Tax Indemnity in respect of any claim unless a notice of the claim is given by the Purchaser to the Seller specifying the matters set out in Clause 12.2:

11.2.1           in the case of a claim under paragraph 1, 2.1, 2.2.1, 2.2.3 or 2.3 of Schedule 18, within the applicable statutory limitation period;

11.2.2           in the case of any claim under paragraphs 4.1 to 4.11 of Schedule 18, within 6 years of Closing;

11.2.3           in respect of claims under the Tax Warranties or the Tax Indemnity, before the date falling six months after the expiry of the period specified by statute during which an assessment of the relevant liability to Tax may be issued by the relevant Tax Authority; and

11.2.4           in the case of any other claim, within two years of Closing.

11.3                     Minimum Claims

11.3.1           The Seller shall not be liable under:

(i)                                  this Agreement or any Local Transfer Document for breach of any Seller’s Warranty in respect of any individual claim (or a series of claims arising from similar or identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 11.3) in respect of any such claim or series of claims does not exceed 0.1 per cent. of the Headline Price; or

(ii)                               this Agreement for breach of any Tax Warranty or under the Tax Indemnity in respect of any individual claim (or series of claims arising from similar or identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 11.3) in respect of any such claim or series of claims does not exceed US$1 million;

11.3.2           Where the liability agreed or determined in respect of any such claim or series of claims exceeds (in the case of claims falling within Clause 11.3.1(i)) 0.1 per cent. of the Headline Price or, in the case of claims falling within Clause 11.3.1(ii))) US$1 million, the liability of the Seller shall be for the whole amount of such claim(s) and not just the excess.

11.4                     Aggregate Minimum Claims

11.4.1           The Seller shall not be liable under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty in respect of any claim unless the aggregate amount of all claims for which the Seller would otherwise be liable under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty (disregarding the provisions of this Clause 11.4) exceeds one per cent. of the Headline Price.

11.4.2           Where the liability agreed or determined in respect of all claims exceeds one per cent. of the Headline Price, the Seller shall be liable for the aggregate amount of all claims as agreed or determined and not just the excess.

11.4.3           For the avoidance of doubt, the Purchaser may give notice of any single claim in accordance with and for the purposes of Clause 11.2, irrespective of whether, at the time the notice is given, the amount set out in Clause 11.4.2 has been exceeded.

11.5                     Maximum Liability

The aggregate liability of the Seller in respect of:

11.5.1           any breaches of the Seller’s Warranties (other than the Seller’s Warranties contained in paragraphs 1, 2.1, 2.2.1, 2.2.3, 2.3 or 4.1 to 4.10 of Schedule 18) shall not exceed an amount equal to 30 per cent. of the Headline Price;

11.5.2           any breaches of the Seller’s Warranties contained in paragraphs 4.1 to 4.10 of Schedule 18 shall not exceed an amount equal to 60 per cent. of the Headline Price; and

11.5.3           any breaches of the Seller’s Warranties contained in paragraphs 1, 2.1, 2.2.1, 2.2.3, or 2.3 of Schedule 18 shall not exceed the Headline Price.

11.6                     Contingent Liabilities

The Seller shall not be liable under this Agreement or any Local Transfer Document for breach of any Seller’s Warranties in respect of which the liability is contingent, unless and until such contingent liability becomes an actual liability and is due and payable (but the Purchaser has the right under Clause 12.1 to give notice of such claim before such time).  For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in Clause 11.2 shall not exonerate the Seller in respect of any claim properly notified before that date.

11.7                     Provisions

The Seller shall not be liable under this Agreement or any Local Transfer Document, in either case, in respect of any claim for breach of any Seller’s Warranty, if and to the extent that any allowance, provision or reserve has been properly made in the Closing Statement or Statement of Net Assets for the matter giving rise to the claim and the Seller can demonstrate that the allowance, provision or reserve so made was in respect of such matter.

11.8                     Matters Arising Subsequent to this Agreement

Subject to Clause 8.1.2, the Seller shall not be liable under this Agreement or any Local Transfer Document in either case in respect of any claim for breach of any Seller’s Warranty in respect of any matter, act, omission or circumstance (or any combination thereof), to the extent that the same would not have occurred but for:

11.8.1           Agreed matters

any matter or thing done or omitted to be done by the Seller or any member of the Seller’s Group before Closing pursuant to and in compliance with this Agreement or any Local Transfer Document or otherwise at the request in writing of the Purchaser; or

11.8.2           Changes in legislation

the passing of, or any change in, after the Closing Date, any Applicable Law or administrative practice of any government, governmental department, agency or regulatory body having the force of the law including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not in force at the Closing Date.

11.9                     Insurance

Without prejudice to Clause 15, the Seller’s Liability under this Agreement for breach of any Seller’s Warranty shall be reduced by an amount equal to any loss or damage to which such claim related which has actually been recovered under a policy of insurance held by the Purchaser or a Vaccines Group Company (after deducting any reasonable costs incurred in making such recovery including the amount of any excess or deductible).

11.10              Purchaser’s Right to Recover

If the Seller has paid an amount in discharge of any claim under this Agreement for breach of any Seller’s Warranty and subsequently the Purchaser recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, the Purchaser shall pay to the Seller as soon as practicable after receipt an amount equal to (i) the sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and any Tax on any amounts recovered (or Tax that would have been payable on such amounts but for the availability of any Tax relief), or if less (ii) the amount previously paid by the Seller to the Purchaser. Any payment made by the Purchaser to the Seller under this Clause shall be made or procured by way of further adjustment of the consideration paid by the Purchaser and the provisions of Clause 3.3 shall apply mutatis mutandis.

11.11              No Double Recovery and no Double Counting

A party shall be entitled to make more than one claim under this Agreement arising out of the same subject matter, fact, event or circumstance but shall not be entitled to recover under this Agreement or any Local Transfer Document or the Tax Indemnity or otherwise more than once in respect of the same Losses suffered or amount for which the party is otherwise entitled to claim (or part of such Losses or amount), regardless of whether more than one claim arises in respect of it. No amount (including any relief) (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement or any Local Transfer Document or the Tax Indemnity or otherwise, with the intent that there will be no double counting under this Agreement or any Local Transfer Document and the Tax Indemnity or otherwise.

11.12              Fraud

None of the limitations contained in this Clause 11 shall apply to any claim to the extent that such claim arises or is increased as the consequence of, or which is delayed as a result of, fraud by any director or officer of any member of the Seller’s Group.

12                               Claims

12.1                     Notification of Potential Claims

Without prejudice to the obligations of the Purchaser under Clause 12.2, if the Purchaser becomes aware of any fact, matter or circumstance that may give rise to a claim against the Seller under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty other than a Tax Warranty (ignoring for these purposes the application of Clause 12.2 or 12.3), the Purchaser shall as soon as reasonably practicable give a notice in writing to the Seller of such facts, matters or circumstances as are then available regarding the potential claim. Failure to give notice within such period shall not affect the rights of the Purchaser to make a relevant claim under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty, except that the failure shall be taken into account in determining the liability of the Seller for such claim to the extent the Seller establishes that the amount of it is increased, or is not reduced, as a result of such failure.

12.2                     Notification of Claims under this Agreement

Notices of claims under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty (other than a Tax Warranty) shall be given by the Purchaser to the Seller within the time limits specified in Clause 11.2 and shall specify information (giving reasonable detail) in relation to the basis of the claim and setting out the Purchaser’s estimate of the amount of Losses which are, or are to be, the subject of the claim.

12.3                     Commencement of Proceedings

Any claim notified pursuant to Clause 12.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 9 months after the relevant time limit set out in Clause 11.2 unless, at the relevant time, legal proceedings in respect of the relevant claim have been commenced by being both issued and served except:

12.3.1           where the claim relates to a contingent liability, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and served with 9 months of it having become an actual liability; or

12.3.2           where the claim is a claim for breach of a Seller’s Warranty of which notice is given for the purposes of Clause 11.2 at a time when the amount set out in Clause 11.4.2 has not been exceeded, in which case it shall be deemed to have been withdrawn unless legal proceedings in respect of it have been commenced by being both issued and served within 9 months of the date of any subsequent notification to the Seller pursuant to Clause 12.1 of one or more claims which result(s) in the total amount claimed in all claims notified to the Seller pursuant to Clause 11.2 exceeding the amount set out in Clause 11.4.2 for the first time.

12.4                     Conduct of Third Party Claims

12.4.1           If the matter or circumstance that may give rise to a claim against the Seller under this Agreement or any Local Transfer Document for breach of any Seller’s Warranty (other than a Tax Warranty) is a result of or in connection with a claim by a third party (a “Third Party Claim”) then:

(i)                                  the Purchaser shall as soon as reasonably practicable give written notice thereof to the Seller and thereafter shall provide the Seller with periodic updates upon reasonable request and shall consult with the Seller so far as reasonably practicable in relation to the conduct of the Third Party Claim and shall take reasonable account of the views of the Seller in relation to the Third Party Claim;

(ii)                               the Third Party Claim shall not be admitted, compromised, disposed of or settled without the written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

(iii)                            subject to the Seller indemnifying the Purchaser or other member of the Purchaser’s Group (including any Delayed Vaccines Group Company) concerned against all reasonable costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, the Purchaser shall, or the Purchaser shall procure that any other members of the Purchaser’s Group shall, take such action as the Seller may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim, provided that this Clause 12.4.1(iii) shall not apply where the claim by the third party relates to matters or circumstances referred to in paragraph 4 or 9 of Schedule 18 and the Purchaser shall then have the right to conduct the claim at its discretion (subject to Clauses 12.4.1(i) and 12.4.1(ii)), provided that failure to give notice in accordance with Clause 12.4.1(i) shall not affect the rights of the Purchaser to make a relevant claim under this Agreement for breach of any Seller’s Warranty, except that the failure shall be taken into account in determining the liability of the Seller for such claim to the extent the Seller establishes that the amount of it is increased, or is not reduced, as a result of such failure.

12.4.2           Notwithstanding the provisions of this Clause 12.4, if a Third Party Claim may give rise to a claim against the Seller under Clause 8.1.2, the conduct of any such Third Party Claim shall be dealt with pursuant to Clause 8.2.2 and Clause 12.4.1 shall not apply.

13                               Restrictive Covenants

13.1                     Non-compete

The Seller will not, and undertakes to procure that each member of the Seller’s Group will not, for the period from Closing until three years after the Closing Date:

13.1.1           be engaged (directly or indirectly) in any business which competes with the Business as it is carried on at the Closing Date (the “Restricted Business”), provided that commercial transactions outside the Restricted Business with a client, customer, supplier, licensor or distributor that is not a member of the Seller’s

Group shall not be deemed to indirectly violate this Clause 13.1.1 by reason of such person being engaged in the Restricted Business or taking any other action prohibited hereunder; or

13.1.2           solicit the custom of any person to whom goods or services have been sold by any member of the Vaccines Group in the course of its business during the two years before the Closing Date, in each case only to the extent that such solicitation is in competition with the Business of the Vaccines Group as it is carried on at the Closing Date.

13.2                     Exceptions to the non-compete

13.2.1           The restrictions in Clause 13.1 shall not apply to:

(i)                                  any Delayed Business in the period between Closing and the relevant Delayed Closing Date;

(ii)                               the Specified Excluded Businesses;

(iii)                            the Influenza Business;

(iv)                           any activities of any nature undertaken or developed by the Seller’s Group (other than the Vaccines Group) in relation to oncology;

(v)                              any activities of any nature (or any assets related thereto) contributed by the Seller’s Group pursuant to the Consumer Contribution Agreement;

(vi)                           any supply agreements between the Seller’s Group (other than the Vaccines Group) and the Business, the Influenza Business or Leo Constellation Limited (or its Affiliates);

(vii)                        any person at such time as it is no longer a member of the Seller’s Group, and any person that purchases assets, operations, subsidiaries or businesses from the Seller’s Group if such Person is not a member of the Seller’s Group after such transaction is consummated;

(viii)                     any Affiliate of Seller in which a person who is not a member of the Seller’s Group holds equity interests and with respect to whom a member of the Seller’s Group has existing contractual or legal obligations limiting its discretion to impose non-competition obligations;

(ix)                           the holding of shares in a company or other entity for investment purposes provided the Seller does not exercise, directly or indirectly, Control over that company or entity;

(x)                              any business activity that would otherwise violate Clause 13.1 that is acquired in connection with an acquisition so long as the relevant member of the Seller’s Group divests all or substantially all of the business activity that would otherwise violate Clause 13.1 or otherwise terminates or disposes of such business activity, product line or assets of such acquired business that would otherwise violate Clause 13.1 within nine months after the consummation of the relevant acquisition, or such longer period as may reasonably be necessary to comply with Applicable Law (provided that in those circumstances the Seller shall procure that the Restricted Business is disposed of as soon as reasonably practicable);

(xi)                           passive investments by a pension or employee benefit plan or trust for present or former employees;

(xii)                        financial investments by the Novartis Venture Funds;

(xiii)                     investments by the Novartis Foundation for Sustainable Development, or a similar non-profit-based organization;

(xiv)                    performance of any obligation of the Seller’s Group under the Ancillary Agreements, as amended from time to time in accordance with its their terms; or

(xv)                       provision of data or other content to or in connection with business conducted by any person, in each case as required by Applicable Law.

13.3                     Non-solicit

The Seller will not, and undertakes to procure that each member of the Seller’s Group will not, for a period of two years after the Closing Date, solicit or induce any Restricted Vaccines Group Employee to become employed or engaged whether as employee, consultant or otherwise by any member of the Seller’s Group.

13.4                     Exceptions to the non-solicit

The restrictions in Clause 13.3 may be relaxed or additional exceptions allowed by written approval of the Purchaser’s Division Head of HR and shall in any event not apply to the solicitation, inducement or recruitment of any person:

13.4.1           through the placing of advertisements of posts available to the public generally;

13.4.2           through an employment agency, provided that no member of the Seller’s Group encourages or advises such agency to approach any such person;

13.4.3           who is no longer employed by the Purchaser’s Group; or

13.4.4           who is under formal notice of termination from his employer, provided that this exception only applies if the employment or engagement by the member of the Seller’s Group is offered with a start date which is no earlier than the day after the last scheduled date of the person’s employment with the Purchaser’s Group.

13.5                     Reasonableness of Restrictions

Each undertaking contained in this Clause 13 shall be construed as a separate undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind the Seller.

14                               Confidentiality

14.1                     Announcements

No announcement, communication or circular concerning the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or the Purchaser’s Group without the prior written approval of the Seller and the Purchaser (such consent not to be unreasonably withheld or delayed). This shall not affect any announcement, communication or circular required by law or any governmental or regulatory body or the rules of any stock exchange on which the shares of any party (or its holding company) are listed but the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other parties (or shall procure that its holding company consults with the other parties) insofar as is reasonably practicable before complying with such an obligation.

14.2                     Confidentiality

14.2.1           Subject to Clause 14.1 and Clause 14.2.2, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement, the Ancillary Agreements or any agreement entered into pursuant to this Agreement which relates to:

(i)                                  the existence and provisions of this Agreement, the Ancillary Agreements and of any other agreement entered into pursuant to this Agreement;

(ii)                               the negotiations relating to this Agreement, the Ancillary Agreements and any such other agreement;

(iii)                            (in the case of the Seller) any information relating to the Vaccines Group Companies and Vaccines Group Businesses following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group, provided that nothing in this Clause 14.2.1(iii) shall prohibit the use or disclosure by the Seller for or to the Influenza Business or any purchaser(s) of the Influenza Business (or parts thereof) of any information (as redacted to the extent required to comply with Applicable Law) to the extent it is exclusively related to the Influenza Business or reasonably necessary for the commercialization of the Influenza Business (including, but not limited to, any books, records and documents related to the SAM platform technology or other shared vaccines platforms, information or technologies); or

(iv)                           (in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group including, prior to Closing, the Vaccines Group Companies and Vaccines Group Businesses.

14.2.2           Clause 14.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)                                  the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of any party (or its holding company) are listed;

(ii)                               the disclosure or use is required to vest the full benefit of this Agreement or the Ancillary Agreements in any party;

(iii)                            the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement, the Ancillary Agreements or any other agreement entered into under or pursuant to this Agreement or to enable a determination to be made by the Reporting Accountants under this Agreement;

(iv)                           the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(v)                              the disclosure is made to a ratings agency on a confidential basis in connection with the affairs of the disclosing party;

(vi)                           the disclosure is made by the Purchaser to any of its Representatives, any member of the Purchaser’s Group and/or any of their respective Representatives, or by the Seller to any of its Representatives, any member of the Seller’s Group and/or any of their respective Representatives, in each case on a “need-to-know” basis and provided they have a duty (contractual or otherwise) to keep such information confidential;

(vii)                        the information was lawfully in the possession of that party without any obligation of secrecy prior to its being received or held, in either case as evidenced by written records;

(viii)                     the information is or becomes publicly available (other than by breach of this Agreement);

(ix)                           the other party has given prior written approval to the disclosure or use; or

(x)                              the information is independently developed,

provided that prior to disclosure or use of any information pursuant to Clause 14.2.2(i), (ii) or (iii), the party concerned shall, where not prohibited by law, promptly notify the other parties of such requirement with a view to providing the other parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

15                               Insurance

15.1                     No cover under Seller’s Group Insurance Policies from Closing

The Purchaser acknowledges and agrees that following Closing:

15.1.1           neither the Purchaser nor any Vaccines Group Company (but, in relation to any Delayed Business, only with effect from the relevant Delayed Closing Date) shall have or be entitled to the benefit of any Seller’s Group Insurance Policy in respect of any event, act or omission that takes place after Closing and it shall be the sole responsibility of the Purchaser to ensure that adequate insurances are put in place for those Vaccines Group Companies (but, in relation to any Delayed Business, only with effect from the relevant Delayed Closing Date) and Vaccines Group Businesses (but, in relation to any Delayed Business, only with effect from the relevant Delayed Closing Date) with effect from Closing;

15.1.2           except in respect of any Delayed Vaccines Group Company or Delayed Vaccines Group Business until the relevant Delayed Closing Date, neither the Seller nor any member of the Seller’s Group shall be required to maintain any Seller’s Group Insurance Policy for the benefit of the Vaccines Group;

15.1.3           no Vaccines Group Company shall make or shall be entitled to make or notify a claim under any Seller’s Group Insurance Policy in respect of any event, act or omission that occurred prior to the Closing Date or, in respect of a Delayed Vaccines Group Company, prior to the relevant Delayed Closing Date.

15.2                     Existing claims under Seller’s Group Insurance Policies

With respect to any claim made before the Closing Date under any Seller’s Group Insurance Policy by or on behalf of any Vaccines Group Company or in respect of any Vaccines Group Business, or to any claim made before the relevant Delayed Closing Date under any Seller’s Group Insurance Policy by or on behalf of any Delayed Vaccines Group Company or in respect of any Delayed Vaccines Group Business, to the extent that:

15.2.1           neither the Purchaser nor the Vaccines Group Companies have been indemnified by the Seller prior to the Closing Date in respect of the matter in respect of which the claim was made; or

15.2.2           the Liability in respect of which the claim was made has not been properly provided for in the Closing Statement and reduced the Working Capital accordingly,

the Seller shall use reasonable endeavours after Closing to recover all monies due from insurers and shall pay any monies received (after taking into account any deductible under the Seller’s Group Insurance Policies and less any Taxation suffered on the proceeds and any reasonable out of pocket expenses suffered or incurred by the Seller or any member of the Seller’s Group in connection with the claim) to the Purchaser or, at the Purchaser’s written direction, the relevant Vaccines Group Company as soon as practicable after receipt.

16                               France Business and Netherlands Business

16.1                     France Business

Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the France Business, provided that:

16.1.1           in the event that the France Put Option Exercise occurs before Closing, this Clause 16.1 (other than this Clause 16.1.1) shall terminate and shall cease to have effect, and the sale of the France Business shall be subject to the provisions of this Agreement as if it were part of the Business to be sold as and from the date of this Agreement;

16.1.2           in the event that the France Put Option Exercise does not occur before Closing:

(i)                                  the provisions of Clauses 2 and 6 (the “Disapplied Provisions”) shall not apply to the France Business;

(ii)                               prior to the France Closing, the provisions of Clause 13 and Schedules 11 and 12 (the “Suspended Provisions”) shall not apply to the France Business; and

(iii)                            in respect of the Disapplied Provisions and, prior to the France Closing, the Suspended Provisions only:

(a)                       the term “Business” shall be deemed to exclude the France Business;

(b)                       the term “Companies” shall be deemed to exclude Novartis Vaccines and Diagnostics S.A.S.;

(c)                        the term “Assumed Liabilities” shall be deemed to exclude the France Assumed Liabilities; and

(d)                       the term “Employees” shall be deemed to exclude the France Employees;

16.1.3           with effect from the France Closing, the Suspended Provisions shall apply to the France Business mutatis mutandis save that in respect of the Suspended Provisions only (A) the term “Closing” shall be deemed to refer to the France Closing and (B) the term “Closing Date” shall be deemed to refer to the date of the France Closing; and

16.1.4           the parties shall negotiate in good faith to agree any amendments to this Agreement and any of the Ancillary Agreements as are required in order to give effect to the principles set forth in this Clause 16.1 for the purposes of complying with the information and consultation requirements in respect of the Comité d’enterprise de Novartis Vaccines and Diagnostics SAS (being the relevant works council in respect of the France Business); and

16.1.5           the provisions of Clause 11 shall apply to the France Business as if the remaining provisions of this Clause 16.1 did not have any force or effect.

16.2                     Netherlands Business

Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the Netherlands Business, provided that:

16.2.1           in the event that the Netherlands Put Option Exercise occurs before Closing, this Clause 16.2 (other than this Clause 16.2.1) shall terminate and shall cease to have effect, and the sale of the Netherlands Business shall be subject to the provisions of this Agreement as if it were part of the Business to be sold as and from the date of this Agreement;

16.2.2           in the event that the Netherlands Put Option Exercise does not occur before Closing:

(i)                                  the Disapplied Provisions shall not apply to the Netherlands Business;

(ii)                               prior to the Netherlands Closing, the Suspended Provisions shall not apply to the Netherlands Business; and

(iii)                            in respect of the Disapplied Provisions and, prior to the Netherlands Closing, the Suspended Provisions only:

(a)                       the term “Business” shall be deemed to exclude the Netherlands Business;

(b)                       the term “Vaccines Group Businesses” shall be deemed to exclude the Netherlands Business;

(c)                        the term “Assumed Liabilities” shall be deemed to exclude the Netherlands Assumed Liabilities; and

(d)                       the term “Employees” shall be deemed to exclude the Netherlands Employees;

16.2.3           with effect from the Netherlands Closing, the Suspended Provisions shall apply to the Netherlands Business mutatis mutandis save that in respect of the Suspended Provisions only (A) the term “Closing” shall be deemed to refer to the Netherlands Closing and (B) the term “Closing Date” shall be deemed to refer to the date of the Netherlands Closing; and

16.2.4           the parties shall negotiate in good faith to agree any amendments to the Ancillary Agreements as are required in order to give effect to the principles set forth in this Clause 16.2 for the purposes of complying with the information and consultation requirements in respect of Onderdeelcommissie NV (being the relevant works council in respect of the Netherlands Business); and

16.2.5           the provisions of Clause 11 shall apply to the Netherlands Business as if the remaining provisions of this Clause 16.2 did not have any force or effect.

17                               Other Provisions

17.1                     Further Assurances and IP Recordals

17.1.1           Without prejudice to any restriction or limitation on the extent of any party’s obligations under this Agreement, each of the parties shall from time to time, so far as each is reasonably able, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the party concerned as they may reasonably consider necessary to transfer the Vaccines Group to the Purchaser or otherwise to give the other party the full benefit of this Agreement.

17.1.2           Subject to Clause 17.1.3, the parties shall negotiate in good faith to agree definitive and legally binding documentation in respect of each of the Ancillary Agreements for which heads of terms are in the Agreed Terms on the date of this Agreement, and shall duly execute and deliver such definitive and legally binding documentation in respect of the Ancillary Agreements at Closing.

17.1.3           In the event that the parties are unable to agree definitive and legally binding documentation in respect of an Ancillary Agreement referred to in Clause 17.1.2 by Closing, the parties shall be subject to and shall adhere to the heads of terms in the Agreed Terms for that Ancillary Agreement, which terms shall be legally binding on the parties. Following Closing, the parties shall continue to negotiate in good faith to agree definitive and legally binding documentation in respect of each of the Ancillary Agreements which remains to be agreed and, once definitive and legally binding documentation has been agreed, such documentation shall supersede the heads of terms in the Agreed Terms.

17.1.4           For the purposes of Clauses 17.1.4 to 17.1.9, the terms “Assignor” and “Assignee” shall have the meanings given to them in the Intellectual Property Assignment Agreement.

17.1.5           The Purchaser and its Affiliates shall be responsible for preparing and filing any documentation necessary for the recordal with any relevant intellectual property office of the transfer of ownership of all of the Registered Transferred Intellectual Property Rights from the Assignor to the Assignee under the Intellectual Property

Assignment Agreement. The Purchaser (or such of its Affiliates as it nominates) shall be responsible for all out-of-pocket filing fees and other costs and expenses associated with those recordals.

17.1.6           Subject to Clause 17.1.8 and Clauses 17.1.11 to 17.1.16, the Seller shall procure that each relevant member of the Seller’s Group shall, at the request and cost of any member of the Purchaser’s Group, execute and deliver any further documents that may be reasonably necessary to secure the vesting in the Assignee under the Intellectual Property Assignment Agreement of all the Registered Transferred Intellectual Property Rights.

17.1.7           Subject to Clauses 17.1.11 to 17.1.16, the Seller shall procure that each relevant member of the Seller’s Group shall, at the request and cost of any member of the Purchaser’s Group, (i) request that the applicable registrar for each of the Assigned Domain Names (as defined in the Intellectual Property Assignment Agreement), and any other domain name registration authorities that exercise authority over the Assigned Domain Names, facilitate the transfer of the Assigned Domain Names from the relevant Assignor to the Assignee; and (ii) execute all such documentation and take all such further acts as are reasonably necessary to effect such transfer. Within ten (10) Business Days of a date to be agreed by the parties, the Seller shall procure that each relevant member of the Seller’s Group shall (a) unlock the Assigned Domain Names; and (b) provide the Assignee with authorisation codes for any Assigned Domain Names that have authorisation codes.

17.1.8           To the extent that any transfers of Registered Vaccines Group Intellectual Property Rights to an Assignor or a Vaccines Group Company have not been recorded prior to the Closing Date (including any transfers of such Registered Vaccines Group Intellectual Property Rights prior to the transfer of the same to the Assignor or a Vaccines Group Company), and to the extent that such separate recordal is necessary to effect:

(i)                                  the recordal referred to in Clause 17.1.5; or

(ii)                               the recordal of any transfer of Owned Intellectual Property Rights that constitute Registered Intellectual Property Rights to a Vaccines Group Company (or its predecessor in title), the Purchaser and its Affiliates shall be responsible for preparing and filing any documentation necessary for the recordal with any relevant intellectual property office of the transfer of ownership to such Assignor or Vaccines Group Company (as applicable). Subject to Clauses 17.1.11 to 17.1.16, the Seller shall or shall procure that such Assignor shall provide to the Purchaser or a relevant Affiliate of the Purchaser any documentation or information that is reasonably necessary to record such transfer in the name of the Assignor or Vaccines Group Company (as applicable) as soon as reasonably possible after receipt of a request for the same from the Purchaser or one of its Affiliates for the purposes of such recordal. The Seller (or such of its Affiliates as it nominates) shall be responsible for all out-of-pocket filing fees and other costs and expenses associated with the recordal of any such transfer to the Assignor or to the Vaccines Group Company (as applicable).

Abandoned Patent Applications

17.1.9           Subject to Clauses 17.1.10 to 17.1.16, in respect of any Abandoned Patents, the Seller shall, on reasonable request from the Purchaser’s Group for assistance from any member of the Seller’s Group, use reasonable endeavours to execute a document confirming the transfer of such rights as any member of the Seller’s Group has (if any) in such Abandoned Patent, to the extent not prohibited under Applicable Law in the relevant country of any such Abandoned Patent, to the Assignee under each Intellectual Property Assignment, provided that:

(i)                                  if the Seller provides such assistance the Purchaser shall promptly reimburse the Seller for its reasonable costs; and

(ii)                               a request from the Purchaser’s Group for assistance will be deemed to be not reasonable if:

(a)                       the Assignee or any other member of the Purchaser’s Group is able to prove common ownership of (i) the Abandoned Patent and (ii) the relevant Patent(s) that constitute Vaccines Patent(s) to the satisfaction of any relevant intellectual property office, court or tribunal without such assistance from any member of the Seller’s Group (provided further that in no event shall the Purchaser’s Group be required to narrow the scope of protection of the claims of a Patent that constitutes a Vaccine Patent in order to avoid its request being unreasonable);

(b)                       any member of the Seller’s Group is asked to take any steps to achieve an outcome that is the same or equivalent to an outcome the Assignee or any other member of the Purchaser’s Group could achieve without such assistance from any member of the Seller’s Group (provided that the Seller’s Group shall not be required to narrow a Patent that constitutes a Vaccine Patent in order to avoid its request being unreasonable); or

(c)                        it requires any member of the Seller’s Group to state that an Abandoned Patent was abandoned inadvertently or unavoidably when this was not the case.

Sanctions - Restrictions

17.1.10    For the purposes of Clauses 17.1.10 to 17.1.16 only, the terms below shall have the following meanings:

“Assignor” means an assignor under the Intellectual Property Assignment Agreement or any relevant member of the Seller’s Group’s (other than a Vaccines Group Company);

“Assignee” means an assignee under the Intellectual Property Assignment Agreement or a Vaccines Group Company; and

“Further Assurance Obligations” means any obligation to be performed by an Assignor under Clauses 17.1.1 to 17.1.9;

17.1.11    The parties agree that to the extent that Vaccines Group Intellectual Property Rights which are the subject of a transfer pursuant to the Intellectual Property

Assignment Agreement are registered (or are the subject of an application to register) in Iran, Iraq, Democratic People’s Republic of Korea or Syria, the Assignor’s Further Assurance Obligations shall be modified as set out in Clauses 17.1.12 to 17.1.16 below.

17.1.12    If an Assignor is prevented from complying with its Further Assurance Obligations, with the effect that the recordal of assignment of legal title from the Assignor to the Assignee under the Intellectual Property Assignment Agreement (or to effect a transfer which is the subject of Clause 17.1.8) cannot be completed for any Vaccines Group Intellectual Property Rights by reason of:

(i)                                  Applicable Law;

(ii)                               other factors beyond the reasonable control of the Assignor; or

(iii)                            application of the Assignor’s:

(a)                       internal sanctions and export control policy (or equivalent); or

(b)                       anti-bribery and corruption policy,

in each case in force from time to time, provided that such policy applies to all Affiliates of the Assignor and the policy is applied in the same way it would apply if the Assignee were an Affiliate of the Assignor, each such Vaccines Group Intellectual Property Right (being an “Affected Right” and each of (i) to (iii) being a “Restriction” and in the plural the “Restrictions”), Clauses 17.1.13 to 17.1.16 shall apply.

17.1.13    The relevant Assignor shall notify the Assignee as soon as reasonably practicable after Closing of:

(i)                                  each Affected Right and the country in which it is registered (or is the subject of an application to register); and

(ii)                               the relevant Restriction.

17.1.14    As soon as reasonably practicable and, in any event within three months after the date that Assignor notifies the Assignee of an Affected Right under Clause 17.1.13 above the parties shall discuss in good faith the means by which the Assignee may be able to achieve protection in the relevant country which is equivalent or similar to the protection provided by the Affected Right.  Such means may include, without limitation:

(i)                                  the Assignee filing a new trade mark application and the Assignor providing to the Assignee the consent of the Assignor to the new application to endeavour to overcome any objection raised by the relevant intellectual property registry on relative grounds based on the Affected Right; or

(ii)                               the Assignor filing a WIPO trade mark application in the name of the Assignor, which shall be assigned by the Assignor to the Assignee on grant of registration or earlier if possible.  The reasonable costs incurred by the Assignor in filing and prosecuting that registration to grant to be met by the Assignee; or

(iii)                            the Assignor withdrawing or cancelling any Affected Right subject to the written consent of the Assignee.

The parties will agree such means as are possible in light of the limitations imposed by the Restrictions and both parties will use reasonable efforts to achieve the agreed means.  Neither party shall be obliged to take any action agreed pursuant to this Clause 17.1.14 to the extent that such party is prevented from doing so by a Restriction.

The reasonable costs incurred by either party in fulfilling any such actions shall be met by the Assignee.

17.1.15    The relevant Assignor undertakes (at the cost of the Assignee), during the current registration period up to the next renewal date of the Affected Right:

(i)                                  to take any action to comply with its Further Assurance Obligations to the extent it is able to do so given the Restrictions;

(ii)                               to comply with its Further Assurance Obligations as soon as reasonably practicable if and to the extent that such obligations are no longer prevented by the Restrictions; and

(iii)                            not to take any other action in connection with an Affected Right without the consent of the Assignee.

17.1.16    The parties acknowledge that in relation to Vaccines Group Intellectual Property Rights that are Trademarks, there is nothing in this Agreement to preclude the Assignee from taking action to revoke or cancel an Affected Right and the Assignor hereby undertakes not to defend any such action.

17.2                     Whole Agreement

17.2.1           This Agreement and the Ancillary Agreements contain the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

17.2.2           The Purchaser acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

17.2.3           Each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

17.2.4           In Clauses 17.2.1 to 17.2.3, “this Agreement” includes the Ancillary Agreements and all other documents entered into pursuant to this Agreement.

17.2.5           Nothing in this Clause 17.2 excludes or limits any liability for fraud.

17.3                     No Assignment

No party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

17.4                     Third Party Rights

17.4.1           Subject to Clause 17.4.2, the parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

17.4.2           Certain provisions of this Agreement confer benefits on the Affiliates of the Purchaser and the Affiliates of the Seller (each such Affiliate being, for the purposes of this Clause 17.4, a “Third Party”) and, subject to Clause 17.4.3, are intended to be enforceable by each Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

17.4.3           Notwithstanding Clause 17.4.2, this Agreement may be varied in any way and at any time without the consent of any Third Party.

17.5                     Variation or waiver

17.5.1           No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

17.5.2           No failure or delay by a party in exercising any right or remedy provided by Applicable Law or under this Agreement or any Ancillary Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

17.6                     Method of Payment and set off

17.6.1           Except as set out in Clause 17.6.2, payments (including payments pursuant to an indemnity, compensation or reimbursement provision) made or expressed to be made by the Purchaser and the Seller pursuant to this Agreement or any claim for breach of this Agreement shall, insofar as the payment or claim relates to or affects any Shares (including the underlying Vaccines Group Companies transferred (directly or indirectly) by reason of the transfer of those Shares), assets or liabilities, transferred pursuant to this Agreement and the Local Transfer Documents, be made or received (as the case may be) by:

(i)                                  the Seller, for itself or as agent on behalf of the relevant Share Seller or the Business Seller (each in respect of the Shares and/or assets and liabilities to be transferred by it pursuant to this Agreement and the Local Transfer Documents); and

(ii)                               the Purchaser, for itself or as agent on behalf of the relevant members of the Purchaser’s Group (each in respect of Shares and/or the assets and liabilities to be transferred by it pursuant to this Agreement and the Local Transfer Documents).

17.6.2           The repayment of the Estimated Intra-Group Non-Trade Receivables and the Estimated Intra-Group Non-Trade Payables pursuant to Clause 6.4.3 and any adjustments to such repayment pursuant to Clause 7.4 shall be settled by payments between the Seller, on behalf of the relevant members of the Seller’s Group, and the Purchaser, on behalf of the relevant Group Companies.

17.6.3           Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed), except that payments due between the Seller and the Purchaser:

(i)                                  in relation to repayments of the Estimated Intra-Group Non-Trade Payables and Estimated Intra-Group Non-Trade Receivables pursuant to Clause 6.4.3; or

(ii)                               in relation to adjustments to those repayments pursuant to Clause 7.4,

respectively, shall be discharged to the fullest extent possible by way of set-off against each other.

17.6.4           Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

17.6.5           Payment of a sum in accordance with this Clause 17.6 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

17.7                     Costs

17.7.1           Subject to Clauses 17.1 and 17.8, the Seller shall bear all costs incurred by it and its Affiliates in connection with the preparation and negotiation of, and the entry into, this Agreement, the Local Transfer Documents, the Tax Indemnity and the sale of the Vaccines Group.

17.7.2           Subject to Clause 17.1, the Purchaser shall bear all such costs incurred by it and its Affiliates in connection with the preparation and negotiation of, and the entry into, this Agreement, the Local Transfer Documents, the Tax Indemnity and the purchase of the Vaccines Group.

17.8                     Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

17.8.1           Subject to Clauses 2.3.5, 2.3.6, 17.1 and 17.8.2, the Purchaser or the relevant member of the Purchaser’s Group:

(i)                                  shall bear the cost half of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents (which fees, taxes, duties or equivalents shall not include, for the avoidance of doubt, the $0.75 per antigen excise tax imposed by 26 United States Code section 4131 on the sale of certain vaccines products) in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement the other half of such cost to be borne by the Seller;

(ii)                               shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment; and

(iii)                            shall indemnify the Sellers or any other member of the Seller’s Group against any Losses suffered by that Seller or member of the Seller’s Group as a result of the Purchaser failing to comply with its obligations under this Clause 17.8.

17.8.2           The Purchaser and the Seller shall make or procure the making of such payments to each other (and to each other’s Affiliates) as are necessary to ensure the sharing of cost provided for under Clause 17.8.1.

17.9                     Interest

If any party defaults in the payment when due of any sum payable under this Agreement, the Local Transfer Documents or the Tax Indemnity the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of two per cent. above LIBOR. Such interest shall accrue from day to day.

17.10              Grossing-up

17.10.1    All sums payable under this Agreement, the Local Transfer Documents and the Tax Indemnity shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be permitted by Clause 17.6.3 or required by law. Subject to Clauses 17.10.3 to 17.10.7 if any deductions or withholdings are required by law the party making the payment shall (except in the case of (i) any interest payable under Clause 7.5 or 17.9 (ii) or any amount payable under Schedule 17 which would not have been the subject of a deduction or withholding had it been paid to a company resident in Switzerland for the purposes of the double taxation treaty between Belgium and Switzerland which was beneficially entitled to the payments and was not party to a conduit arrangement in respect of them) be obliged to pay to the other party such sum as will after such deduction or withholding has been made leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if either party to this Agreement shall have assigned or novated the benefit in whole or in part of this Agreement or shall, after the date of this Agreement, have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the other party under this Clause 17.10.1 shall be limited to that (if any) which it would have been had no such assignment, novation or change taken place.

17.10.2    If either party is or becomes aware of any facts making it reasonably likely that the Purchaser, or any relevant member of the Purchaser’s Group, will be required to deduct or withhold any amount in respect of the Purchase Price (excluding any amount payable under Schedule 17) (a “Relevant Tax Deduction”), then that party shall, as soon as reasonably practicable, give notice to the other party (including details of the relevant facts and, so far as possible, details of the rate and basis of such withholding) provided that for purposes of this Clause 17.10.2, the Seller may assume that the Purchase Price will be paid by (and for) a company resident for Tax purposes only in Belgium.

17.10.3    The Seller and the Purchaser shall, and shall procure that the members of their respective groups shall (at the Seller’s cost), co-operate with each other in good faith and use all reasonable efforts to reduce or mitigate any Relevant Tax Deduction (or its amount) and/or to enable the Seller or the relevant Share Seller or Business Seller to obtain any available credit or refund in respect of such Relevant Tax Deduction, including, without limitation, making any available claim under an applicable double taxation treaty.

17.10.4    Without prejudice to the generality of Clause 17.10.3, the Seller and the Purchaser shall co-operate in good faith to establish or agree the amount or basis of calculation of any Relevant Tax Deduction prior to Closing (and in this regard the Purchaser shall consider reasonably any relevant information or evidence provided or obtained by the Seller) including, if requested by the Seller and at the Seller’s expense, by seeking to obtain a ruling or confirmation from a relevant Tax Authority, or obtaining an opinion from reputable local tax counsel or a firm of accountants of international standing satisfactory to the Purchaser (acting reasonably) and instructed jointly by the Seller and the Purchaser.

17.10.5    The Purchaser shall, or shall procure that the relevant member of the Purchaser’s Group shall, make any Relevant Tax Deduction in the minimum amount required by Applicable Law, provided that:

(i)                                  if a double taxation treaty between the jurisdiction under the laws of which the Relevant Tax Deduction is required and the jurisdiction of residence of the Seller or the relevant Share Seller or Business Seller is in force, the Purchaser shall (and shall procure that any relevant member of the Purchaser’s Group shall) make any Relevant Tax Deduction in an amount not exceeding the rate specified in such double taxation treaty (which may be nil), provided that the Seller has provided the Purchaser with such evidence as is required under Applicable Law to establish the entitlement of the Seller (or relevant Share Seller or Business Seller) to the benefit of the applicable treaty; and

(ii)                               if an opinion from reputable local counsel or a firm of accountants of international standing has been obtained at the request of the Seller as envisaged by Clause 17.10.4, the Purchaser shall (and shall procure that any relevant member of the Purchaser Group shall) make such Relevant Tax Deduction in an amount or on a basis which is consistent with that opinion (which may result in no withholding or deduction), provided that the Seller has indemnified the Purchaser and any relevant member of the Purchaser’s Group, to the Purchaser’s reasonable satisfaction, against any Liabilities arising (including any interest and penalties) should such opinion be wholly or partly incorrect.

17.10.6    The Purchaser shall promptly provide the Seller with evidence reasonably satisfactory to the Seller that a Relevant Tax Deduction has been made and an appropriate amount paid to the relevant Tax Authority.

17.10.7    If any Relevant Tax Deduction is required an additional sum shall be payable in accordance with Clause 17.10.1 only if and to the extent that such deduction or withholding would not have been required had the Purchaser and each member of the Purchaser’s Group making such payment or to which such payment relates been resident for Tax purposes only in Belgium.

17.11              Notices

17.11.1    Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)                                  in writing in English; and

(ii)                               delivered by hand, fax, or by courier using an internationally recognised courier company.

17.11.2    A Notice to the Seller shall be sent to such party at the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Novartis AG

Postfach
CH-4002 Basel
Switzerland

Fax: +41 613244300

Attention: Head of M&A Legal, Novartis International AG

with a copy to the Seller’s Lawyers, marked for the urgent attention of James Inglis (delivery of such copy shall not in itself constitute valid notice).

17.11.3    A Notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

GlaxoSmithKline plc

980 Great West Road
Brentford

Middlesex TW8 9GS
United Kingdom

Fax: +44 (0)208 0476904

Attention: The Company Secretary

with a copy to the Purchaser’s Lawyers, marked for the urgent attention of Simon Nicholls (delivery of such copy shall not in itself constitute valid notice).

17.11.4    A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)                                  at the time of delivery, if delivered by hand or courier;

(ii)                               at the time of transmission in legible form, if delivered by fax.

17.12              Invalidity or Conflict

17.12.1    If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

17.12.2    To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 17.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 17.12.1, not be affected.

17.12.3    If there is any conflict between the terms of this Agreement and any of the Ancillary Agreements this Agreement shall prevail (as between the parties between this Agreement and as between any member of the Seller Group and any member of the Purchaser Group) unless (i) such Ancillary Agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that Ancillary Agreement or otherwise expressly agree in writing that such Ancillary Agreement shall override this Agreement in that respect.

17.12.4    For the avoidance of doubt, nothing in this Agreement is intended to limit the Liabilities of any party under any Ancillary Agreement (other than, to the extent expressly stated, the Tax Indemnity).

17.13              Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart. Delivery of a counterpart of this Agreement by email attachment shall be an effective mode of delivery.

17.14              Governing Law and Submission to Jurisdiction

17.14.1    This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by and construed in accordance with English law.

17.14.2    Each of the parties irrevocably agrees that the courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

17.15              Appointment of Process Agent

17.15.1    The Seller hereby irrevocably appoints Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

17.15.2    The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

17.15.3    If such process agent ceases to be able to act as such or to have an address in England and Wales, the Seller irrevocably agrees to appoint a new process agent in England and Wales and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

17.15.4    Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

This Agreement has been entered into on the date stated at the beginning.

SIGNED by AND

for and on behalf of NOVARTIS AG:

SIGNED by for and on behalf of GLAXOSMITHKLINE PLC:

Schedule 1
Details of the Share Sellers, Shares etc.
(Clause 2.1)

(2)
(1) Name of Share Seller	Name of Company/Minority Interest Entity	(3) Shares

Novartis Deutschland GmbH	Novartis Vaccines and Diagnostics GmbH	2 shares (100%)

Novartis Pharma AG	Novartis Vaccines and Diagnostics S.A.S	93,750 shares (100%)

Novartis Farmaceutica S.A	Novartis Vaccines and Diagnostics S.L	150,100 shares (100%)

Novartis Pharma AG	Novartis Vaccines and Diagnostics AG	1,600 shares (100%)

Novartis Pharma AG	Novartis Vaccines and Diagnostics S.r.l.	1 quota of entire share capital (as defined under Italian law) (100%)

Novartis Pharma AG	Novartis Vaccines and Diagnostics Pty Ltd	1,024,921 shares (100%)

(A) Novartis Pharma AG (B) Novartis Vaccines and Diagnostics Inc.	Chiron Behring Vaccines Private Limited	(A) 4,900,000 shares (49%) (B) 5,100,000 shares (51%) TOTAL: 10,000,000 shares

Novartis Overseas Investments AG	Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd	85%

Novartis Pharma AG	Novartis Vaccines Institute for Global Health S.r.l.	1 quota of entire share capital (as defined under Italian law) (100%)

(A) Novartis Pharma AG	Valneva SE	(A) 3,788,048 (6.63%)

(B) Novartis Vaccines and Diagnostics Inc.		(B) 1,560,000 (2.73%)

Schedule 2
Companies, Subsidiaries and Minority Interest Entities

1                                      Particulars of the Companies

Name of Company:	Novartis Vaccines and Diagnostics GmbH

Registered Number:	HRB 5629

Registered Office:	Emil-von-Behring-Str. 76, 35041 Marburg, Germany

Date and place of incorporation:

Issued share capital:	EUR 5,000,000.00 divided into 2 shares of 1 EUR and EUR 4,999,999 each

Shareholders and shares held:	Novartis Deutschland GmbH	2 (100%)

Name of Company:	Novartis Vaccines and Diagnostics SAS

Registered Number:	423 697 168

Registered Office:	10, rue Chevreul, 92150 Suresnes, France

Date and place of incorporation:	22 July 1999, Nanterre

Issued share capital:	EUR 1,500,000 divided into 93,750 shares of EUR 16 each

Shareholders and shares held:	Novartis Pharma AG	93,750 (100%)

Name of Company:	Novartis Vaccines and Diagnostics S.L.

Registered Number:	B58564808

Registered Office:	Gran Vía de les Corts Catalanes, 764. 08013 Barcelona, Spain

Date and place of incorporation:	19 September 1988, Barcelona

Issued share capital:	EUR 675,450 divided into 150,100 shares of EUR 4.50 each

Shareholders and shares held:	Novartis Farmaceutica S.A	150,100 (100%)

Name of Company:	Novartis Vaccines and Diagnostics AG

Registered Number:	CHE-103.264.079

Registered Office:	Basel, Switzerland

Date and place of incorporation:	28 September 1953, Avenches

Issued share capital:	CHF 800,000.00 divided into 1,600 shares of CHF 500 each

Shareholders and shares held:	Novartis Pharma AG	1,600 shares (100%)

Name of Company:	Novartis Vaccines and Diagnostics S.r.l.

Registered Number:	01392770465

Registered Office:	Via Fiorentina 1, 53100, Siena, Italy

Date and place of incorporation:	18 September 1990, Barga (LU)

Issued share capital:	EUR 41,610,809.00 comprising 1 quota of entire share capital

Shareholders and shares held:	Novartis Pharma AG	1 (100%)

Name of Company:	Novartis Vaccines and Diagnostics Pty Limited

ABN / ACN:	ABN 60 089 509 544; ACN 089 509 544

Registered Office:	54 Waterloo Road, North Ryde NSW 2113, Australia

Date and place of incorporation:	10 September 1999, Victoria

Issued share capital:	ASD 1,024,921 divided into 1,024,921 shares of ASD 1 each

Shareholders and shares held:	Novartis Pharma AG	1,024,921 (100%)

Name of Company:	Chiron Behring Vaccines Private Limited

Registered Number:	U24230MH1997PTC111122

Registered Office:	501 Shree Amba Shanti Chambers, Kurla Road, Andheri, Mumbai 400059, India

Date and place of incorporation:	7 October 1997, Mumbai

Name of Company:	Chiron Behring Vaccines Private Limited

Issued share capital:	INR 100,000,000 divided into 10,000,000 shares of INR 10 each

Shareholders and shares held:	Novartis Pharma AG	4,900,000 (49%)

	Novartis Vaccines and Diagnostics Inc.	5,100,000 (51%)

Name of Company:	Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. (浙江天元生物药业有限公司)

Registered Number:	330000000015616

Registered/Principal Office:	No.56 Tian He Road, Yuhang Economic Development Zone, Hangzhou, Zhejiang Province, PRC.

Date and place of incorporation:

Registered capital:	RMB 46,800,000

Paid-in capital:	RMB 46,800,000

Total investment amount:	RMB 117,000,000

Shareholder and shares held:	Novartis Overseas Investments AG	85%

Name of Company:	Novartis Vaccines Institute for Global Health S.r.l.

Registered Number:	01204770521

Registered/Principal Office:	Via Fiorentina 1, 53100, Siena, Italy

Date and place of incorporation:	2 February 2007, Siena, Italy

Issued share capital:	EUR 500,000.00 comprising 1 quota of entire share capital

Shareholder and shares held:	Novartis Pharma AG	1 (100%)

2                                      Particulars of the Subsidiaries

Name of Subsidiary:	Novartis Vaccines Vertriebs GmbH

Registered Number:	HRB 193621

Name of Subsidiary:	Novartis Vaccines Vertriebs GmbH

Registered Office:	Rudolf-Diesel-Ring 27, 83607 Holzkirchen, Germany

Date and place of incorporation:

Issued share capital:	EUR 26,000.00 divided into 2 shares of EUR 25,600 and EUR 400 each

Shareholders and shares held:	Novartis Vaccines and Diagnostics GmbH	2 (100%)

3                                      Particulars of the Minority Interest Entities

Name of Company:	Valneva SE

Registered Number:	422 497 560 RCS Lyon

Registered Office:	70 Rue Saint Jean de Dieu, 69007 Lyon, France

Date and place of incorporation:

Initially incorporated on 26 January 2011, Commercial Court (greffe du Tribunal de Commerce) of Roussay, France

Incorporated with the Commercial Court (greffe du Tribunal de Commerce) of Lyon, France since change of registered office on 28 May 2013.

Issued share capital:	€8,390,317.14, divided into 54,746,333 ordinary shares of €0.15 each and 17,836,719 preferred shares with a nominal value of €0.01 each

Shareholders and shares held:	Novartis Vaccines & Diagostics Inc.	1,560,000

	Novartis Pharma AG	3,788,048

Name of Company:	Chiron Panacea Vaccines Private Limited

Registered Number:	U24230MH2004PTC147790

Registered Office:	7th Floor, A Wing, Sagar Tech Plaza Sakinaka, Mumbai 400072, Maharashtra, India

Date and place of incorporation:	13 July 2004, Mumbai, India

Name of Company:	Chiron Panacea Vaccines Private Limited

Issued share capital:	INR 45,918,200 (4,591,820 shares of INR 10 each)

Shareholders and shares held:	Novartis Vaccines & Diagnostic S.r.l.	2,295,910 (50%)

Schedule 3
The Properties
Part 1
(Company Real Property)

[***]

Schedule 3
The Properties
Part 2
(Transferred Real Property)

[***]

Schedule 3
The Properties
Part 3
Terms relating to the Company Real Property

1                                      General Provisions relating to the Company Real Property

1.1                            Interpretation

The following further definitions apply in this Part 3 of Schedule 3:

“Company Landlord” means the person for the time being entitled to the reversion immediately expectant on the termination of the term granted by a Company Lease;

“Company Leased Real Properties” means the leasehold properties identified in Part B of Part 1 of this Schedule 3, and “Company Leased Real Property” means any one of them;

“Company Leases” means the leases, licence documents or tenancy agreements under which the Company Leased Real Properties are held, including all documents supplemental to them, and “Company Lease” means any one of them;

“Company Owned Real Properties” means the owned properties as identified in Part A of Part 1 of this Schedule 3 together with all buildings, structures, fixed plant, fixed machinery and fixed equipment thereon (except as excluded in Clause 2.3.2), and “Company Owned Real Property” means any one of them;

“Company Real Property Longstop Date” means the date on which a court of competent jurisdiction finally determines that a Company Third Party Consent has been lawfully refused or cannot be obtained and/or that the Purchaser may not acquire (directly or indirectly, acting through a subsidiary) the relevant Company Real Property;

“Company Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from any Company Landlord, superior landlord and/or other third party, including any consents, licences, approvals, permits, authorisations or waivers required by any legislation or regulation or by any statutory, governmental, state, provincial or municipal bodies or authorities which are required under a Company Lease or otherwise in relation to any change of control, shareholders or directors of the Vaccines Group Companies, and “Company Third Party Consent” means any one of them;

“German Carve-out Leases” means the leases of the Company Leased Real Properties referred to at paragraphs 3.2 and 3.3 of Part B of Part 1 of Schedule 3 and any other lease(s) of the Company Leased Real Properties at the Marburg Site where the premises demised by such lease(s) are occupied by both the Business and the German Influenza Operations;

“German Influenza Lease(s)” has the meaning set out in paragraph 2.1 of this Part 3 of Schedule 3; and

“German Vaccines Lease(s)” has the meaning set out in paragraph 2.1 of this Part 3 of Schedule 3.

1.2                            Company Third Party Consents

1.2.1                  This paragraph 1.2.1 of Part 3 of Schedule 3 applies to those Company Real Properties in relation to which a Company Third Party Consent is required and if such Company Third Party Consent remains to be obtained as at the Closing Date this paragraph 1.2.1 of Part 3 of Schedule 3 shall continue to apply until the relevant Company Third Party Consent shall have been obtained or until the Company Real Property Longstop Date.  If any Company Third Party Consents are required:

(i)                                  the Seller shall make an application for, and shall use all reasonable endeavours to obtain each Company Third Party Consent as soon as reasonably practicable following the date of this Agreement and shall at all times keep the Purchaser informed of progress in obtaining such Company Third Party Consents;

(ii)                               the Purchaser shall supply such information and references as may reasonably be required by a Company Landlord, any superior landlord or other relevant third party in connection with a Company Third Party Consent;

(iii)                            the Purchaser shall be responsible for and undertake to pay, or procure the giving of undertakings to pay the professional and other fees of any Company Landlord, any superior landlord or other relevant person (including any Tax or disbursements in respect of such fees but excluding any Tax on the actual net income, profit or gains of the Company Landlord, any superior landlord or any other relevant person) properly incurred in connection with any application for Company Third Party Consents, whether or not such Company Third Party Consents are given; and

(iv)                           in respect of the period after Closing only, the Purchaser shall enter into such covenants for the payment of the rent under the Company Lease and for the observance and performance of the covenants and conditions contained in the Company Lease as may reasonably be required by the Company Landlord, any superior landlord or other relevant third party.

1.2.2                  Each party shall give written notice to the other party as soon as reasonably practicable after obtaining any Company Third Party Consents which shall be accompanied by a copy of such consent.

1.2.3                  Save as set out in paragraph 1.2.1(iii) of this Part 3 of Schedule 3, the Seller shall pay any moneys or provide or procure the giving of any guarantees or other security, in each case as may be lawfully required by a Company Landlord, superior landlord or other relevant third party in connection with the obtaining of the Company Third Party Consents, provided that the Purchaser shall indemnify and keep indemnified the Seller in an amount equal to:

(i)                                  any moneys required to be paid by the Seller pursuant to this paragraph; and

(ii)                               any Liabilities under any guarantees or other security given or procured by the Seller pursuant to this paragraph and arising out of, or in connection with, an act or omission on the part of the Purchaser or (following Closing) the relevant Vaccines Group Company, and where the Company Landlord, superior landlord or other relevant third party lawfully requires any guarantees or other security to be given by the person who is acquiring a membership interest in respect of the relevant Vaccines Group Company, the Purchaser shall provide or procure the giving of any such guarantees or security.

Company Third Party Consent not obtained

1.2.4                  If a Company Third Party Consent has been refused or otherwise not obtained within twelve months following the Closing Date, the Seller and the Purchaser may (acting reasonably) agree that an application is to be made to a court of competent jurisdiction that the relevant Company Third Party Consent has been unreasonably withheld or delayed.

1.2.5                  If an application is to be made to a court of competent jurisdiction pursuant to paragraph 1.2.4 of this Part 3 of Schedule 3:

(i)                                  the proceedings shall be brought by, and prosecuted at the expense of, the Purchaser;

(ii)                               the Seller shall provide all such assistance in connection with such proceedings as the Purchaser (acting reasonably) may require in the interests of obtaining the Company Third Party Consent; and

(iii)                            provided that the Seller has complied with its obligation under paragraph 1.2.1(i) of this Part 3 of Schedule 3, the Purchaser shall indemnify and keep indemnified the Seller for any costs and expenses properly incurred in connection with any such assistance provided by the Seller.

1.2.6                  If a Company Third Party Consent has not been obtained by the Company Real Property Longstop Date then the Seller and the Purchaser shall each bear fifty per cent. of any Losses of the Seller and the Purchaser arising out of or in connection with the failure to obtain such Company Third Party Consent.

2                                      Specific provisions relating to the Marburg Site

2.1                            The Seller agrees to procure that Novartis Vaccines and Diagnostics GmbH shall use reasonable efforts to procure the contemporaneous surrender of the German Carve-out Leases and the grant of replacement leases, certain of which shall relate to those parts of the premises demised by the German Carve-out Leases which are used by the Business (the “German Vaccines Lease(s)”), and certain other of which shall relate to the balance of the premises demised by the German Carve-out Leases (the “German Influenza Lease(s)”).

2.2                            If Novartis Vaccines and Diagnostics GmbH is able to procure the surrender of the German Carve-out Leases and the grant of the German Vaccines Lease(s) and the German Influenza Lease(s) prior to Closing, it is acknowledged that:

2.2.1                  the German Influenza Lease(s) shall be entered into by, or assigned prior to Closing to, an entity in the Seller’s Group Retained Business;

2.2.2                  the German Influenza Lease(s) shall not constitute lease(s) of Company Leased Real Property; and

2.2.3                  the demise of the relevant Company Leased Real Property set out in Part B of Part 1 of this Schedule 3 shall be deemed amended to exclude the premises demised by the German Carve-out Leases and the German Influenza Lease(s) and to include reference to the premises demised by the German Vaccines Lease(s).

2.3                            If Novartis Vaccines and Diagnostics GmbH is not able to procure the surrender of the German Carve-out Leases and the grant of the German Vaccines Lease(s) and the German Influenza Lease(s) prior to Closing, the Seller and the Purchaser shall use reasonable efforts to give practical effect to the above-described separation following Closing, and shall consider (without limitation):

2.3.1                  continued negotiations with the relevant Company Landlords to achieve a separation of each German Carve-out Lease into a German Vaccines Lease and a German Influenza Lease, the latter of which shall be entered into by, or immediately assigned to, an entity in the Seller’s Group Retained Business; or

2.3.2                  if a separation pursuant to paragraph 2.3.1 of this Part 3 of Schedule 3 is not achievable, a sub-lease of those parts of the premises demised by the German Carve-out Leases which are used by the German Influenza Operations to an entity in the Seller’s Group Retained Business.

2.4                            The Seller agrees to procure that Novartis Vaccines and Diagnostics GmbH shall not agree to any terms of any German Vaccines Lease(s) which are not substantially similar to the equivalent terms of the relevant underlying German Carve-out Lease without the consent of the Purchaser (not to be unreasonably withheld or delayed), and shall not agree to any terms of any German Influenza Lease(s) which are not substantially similar to the equivalent terms of the relevant underlying German Carve-out Lease without the consent of the Seller (not to be unreasonably withheld or delayed).

2.5                            In connection with the implementation of the arrangements set out in this paragraph 2 of Part 3 of Schedule 3, the parties agree to work together prior to Closing (or, where paragraph 2.3 of this Part 3 of Schedule 3 applies, after Closing) to agree the provision of any site engineering services reasonably required by the other in order to operate those premises demised by the German Vaccines Lease(s) or the German Influenza Lease(s), as applicable, in substantially the same manner as operated immediately prior to Closing. Such services may include, but are not limited to, supply of water, gas and electricity, the operation of clean utility systems (water for injection, clean steam, clean gases, etc.), facility services contract management and administration, preventive and corrective maintenance, and shutdown coordination.

Schedule 3
The Properties
Part 4
Terms relating to the Transferred Real Property

1                                      General Provisions Relating to the Transferred Real Property

1.1                            Interpretation

The following further definitions apply in this Part 4 of Schedule 3:

“Landlord” means the person for the time being entitled to the reversion immediately expectant on the termination of the term granted by a Lease;

“Leases” means the leases, licences or tenancy agreements under which the Transferred Leased Real Properties are held by the relevant member of the Seller’s Group, including all documents supplemental to them, and “Lease” means any one of them;

“Letting Document” means any lease, licence or tenancy agreement to which a Transferred Real Property is subject;

“Licence” means a right in favour of the Purchaser and all persons authorised by it to occupy the Licensed Premises during the Licence Period pursuant to this Part 4 of Schedule 3;

“Licence Fee” means the payments to be made by the Purchaser to the Seller’s Group pursuant to paragraph 1.4.4 of this Part 4 of Schedule 3;

“Licence Period” means a period, which may be different for each of the Licensed Premises, commencing on the Closing Date and ending on the earliest of the following dates:

(i)                                  the date on which this Agreement is terminated by whatever means whether in whole or in relation to the relevant Licensed Premises;

(ii)                               the date immediately preceding the date on which the term of the relevant Lease ends by whatever means;

(iii)                            the date of Property Transfer Completion in relation to the relevant Transferred Real Property; and

(iv)                           the Property Longstop Date;

“Licensed Premises” means any of the Transferred Real Properties for which all relevant Property Third Party Consents have not been obtained prior to, or at, the Closing Date;

“Property Agreed Terms” means a transfer in the terms agreed between the relevant Business Seller, the Purchaser and any relevant third party or determined pursuant to paragraph 1.3.2 of this Part 4 of Schedule 3 and signed for identification by or on behalf of the Business Sellers and by or on behalf of the Purchaser from time to time before or after the date of this Agreement, with such alterations as may be agreed from time to time in writing between the relevant Business Seller, the Purchaser and any relevant third party;

“Property Longstop Date” means the date on which a court of competent jurisdiction finally determines that a Property Third Party Consent has been lawfully refused;

“Property Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from any Landlord, superior landlord and/or other third party, including any consents, licences, approvals, permits, authorisations or waivers required by any legislation or regulation or by any statutory, governmental, state, provincial or municipal bodies or authorities for or in connection with the transfer of a Transferred Real Property by the Business Sellers to the Purchaser and includes (where the context so admits) Sublease Consents;

“Property Transfer Completion” means the completion of the transfer of a Transferred Real Property under this Agreement, where such completion does not take place on the Closing Date because any relevant Property Third Party Consents have not been obtained on or prior to such date;

“Property Transfer Completion Date” means the date of Property Transfer Completion in accordance with paragraph 1.7 of this Part 4 of Schedule 3;

“Registered Title” means the registered title relating to a Transferred Real Property;

“Sublease Consent” has the meaning given to it in paragraph 1.11.2 of this Part 4 of Schedule 3;

“transfer”, for the purposes of this Part 4 of Schedule 3 only, means in respect of a Transferred Leased Real Property, the transfer or assignment of the relevant Lease or Leases, and in the case of a Transferred Owned Real Property the transfer thereof, and “a transfer” means and includes any instruments, deeds or agreements effecting such transfer;

“Transferred Leased Real Properties” means the leasehold properties held by a Business Seller and identified in Part B of Part 2 of this Schedule 3 and “Transferred Leased Real Property” means any one of them; and

“Transferred Owned Real Properties” means the owned properties identified in Part A of Part 2 of this Schedule 3 together with all buildings, structures, fixed plant, fixed machinery and fixed equipment thereon (except as excluded in Clause 2.3.2), and “Transferred Owned Real Property” means any one of them.

1.2                            Each of the Transferred Real Properties and/or the Leases thereof shall be transferred subject to the terms set out in this Part 4 of Schedule 3 and all other applicable terms of this Agreement.

1.3                            Pre-Closing

1.3.1                  Prior to Closing, the Business Sellers and the Purchaser shall agree (acting reasonably) the form of all documents on Property Agreed Terms necessary for the transfer of each of the Transferred Real Properties pursuant to the terms set out in this Part 4 of Schedule 3 and all other applicable terms of this Agreement.

1.3.2                  Any dispute arising out of or connected with paragraph 1.3.1 of this Part 4 of Schedule 3 which is not resolved by agreement between the parties within nine months of such dispute arising shall be referred for and resolved by expert determination as follows:

(i)                                  either the relevant Business Seller or the Purchaser may initiate an expert reference under this provision by proposing to the other party the appointment of an expert (the “Expert”);

(ii)                               the Expert shall either be the nearest equivalent to a chartered surveyor in the relevant jurisdiction or (in relation to legal issues) a single QC (or equivalent), in each case with no less than 15 years’ post-qualification experience in commercial real estate in the relevant jurisdiction chosen by agreement between the relevant Business Seller and the Purchaser or, failing agreement within 14 days of the initiation of the reference, by the President for the time being of the relevant professional body to which the Expert belongs (the “President”) on the application of either the relevant Business Seller or the Purchaser;

(iii)                            the relevant Business Seller and the Purchaser shall request that the Expert determines the referred dispute within 10 days of receiving the reference;

(iv)                           if the Expert has been appointed but is unable or unwilling to complete the reference, another Expert shall be appointed by agreement between the relevant Business Seller and the Purchaser or, failing agreement within 7 days of the parties being notified that the Expert is unable or unwilling to complete the reference, by the President on the application of either party;

(v)                              the Expert shall act as an expert and not as an arbitrator;

(vi)                           the relevant Business Seller and the Purchaser shall have the right to make representations and submissions to the Expert, but there will be no formal hearing;

(vii)                        the relevant Business Seller and the Purchaser shall make all relevant documents and information within their control available to the Expert;

(viii)                     the costs of the Expert shall be borne equally by the relevant Business Seller and the Purchaser; and

(ix)                           the decision of the Expert shall, in the absence of fraud or manifest error, be final and binding on the parties.

1.3.3                  This paragraph 1.3.3 of Part 4 of Schedule 3 applies to those Transferred Real Properties in relation to which a Property Third Party Consent is required and if such Property Third Party Consent remains to be obtained as at the Closing Date this paragraph 1.3.3 of Part 4 of Schedule 3 shall continue to apply until the relevant Property Third Party Consent shall have been obtained or until the Property Longstop Date. If any Property Third Party Consents are required:

(i)                                  the Seller or relevant Business Seller shall make an application for, and shall use all reasonable endeavours to obtain each Property Third Party Consent as soon as reasonably practicable following the date of this Agreement for the transfer of the Transferred Real Property and shall, at all times, keep the Purchaser informed of progress in obtaining such Property Third Party Consents;

(ii)                               the Purchaser shall:

(a)                       supply such information and references as may reasonably be required by a Landlord, any superior landlord or other relevant third party in connection with a Property Third Party Consent;

(b)                       in respect of the period after Closing only, enter into such covenants for the payment of the rent in respect of the Transferred Leased Real Properties and for the observance and performance of the covenants and conditions on the part of the lessee contained in any Lease as may reasonably be required by the Landlord, any superior landlord or other relevant third party;

(c)                        if reasonably required by the Landlord, any superior landlord or other relevant third party, provide a rent deposit or procure that a surety acceptable to such person guarantees the Purchaser’s obligations under the Lease following the transfer of the relevant Transferred Leased Real Property; and

(d)                       be responsible for and undertake to pay, or procure the giving of undertakings to pay the professional and other fees of any Landlord, any superior landlord or other relevant person (including any Tax or disbursements in respect of such fees but excluding any Tax on the actual net income, profit or gains of the Landlord, any superior landlord or any other relevant person) properly in connection with any application for Property Third Party Consents, whether or not such Property Third Party Consents are given.

1.3.4                  Each party shall give written notice to the other party as soon as reasonably practicable after obtaining any Property Third Party Consents which shall be accompanied by a copy of such consent.

1.3.5                  Subject to the Purchaser complying with its obligations under paragraphs 1.3.3(ii)(b) to (d) of this Part 4 of Schedule 3, the Seller shall pay, or shall procure that a member of the Seller’s Group pays, any moneys or provide or procure the giving of any guarantees or other security, in each case as may be lawfully required by a Landlord, superior landlord or other relevant third party in connection with the obtaining of the Property Third Party Consents, provided that the Purchaser shall indemnify and keep indemnified the Seller in an amount equal to:

(i)                                  any moneys required to be paid or procured to be paid by the Seller pursuant to this paragraph; and

(ii)                               any Liabilities under any guarantees or other security given or procured by the Seller pursuant to this paragraph and arising out of, or in connection with, an act or omission on the part of the Purchaser.

1.4                            Licence

1.4.1                  In the event that any Property Third Party Consents are not obtained on or before the Closing Date, notwithstanding the terms of the Leases, the Seller shall procure that the relevant Business Seller allows the Purchaser to occupy the Licensed Premises for the Licence Period relating to the relevant Licensed Premises on the terms set out in this paragraph 1.4 of Part 4 of Schedule 3.

1.4.2                  The Purchaser acknowledges that the grant of each Licence may amount to a breach of the terms of the relevant Lease.

1.4.3                  The Licence of each Licensed Premises is granted:

(i)                                  subject to all of the matters to which the relevant Leases relating to the Transferred Leased Real Property are subject;

(ii)                               subject to the matters referred to in the Registered Title and the Letting Documents;

(iii)                            out of whatever right, title and interest that the relevant Business Seller has in the Licensed Premises and/or under the Leases;

(iv)                           in such state of repair and condition as the Licensed Premises may be in as at the date on which the relevant Licence is granted; and

(v)                              without making any statement or representation that the relevant Business Seller is entitled to grant it.

1.4.4                  From Closing and pending Property Transfer Completion, the Purchaser shall pay to the relevant Business Seller a “Licence Fee” equivalent to:

(i)                                  all rents and other charges (including VAT due thereon under the relevant Lease where payable at the date of this Agreement by the relevant Business Seller) payable in respect of the Licensed Premises; and

(ii)                               all outgoings (including VAT due thereon under the relevant Lease) (including, but not limited to, rates, service charges, management charges, levies, air-conditioning charges, insurance, heating, electricity, gas, telecommunications and other services and the cost of complying with fire and other statutory regulations) payable by the relevant Business Seller in respect of the Licensed Premises or charged upon the owner or occupier of the Licensed Premises, such payments to be made not less than 10 Business Days before any such sum falls due subject to the relevant Business Seller giving the Purchaser not less than 10 Business Days’ prior written notice to that effect. To the extent that there has been a prepayment at the Closing Date of the amounts in paragraphs 1.4.4(i) and (ii) of this Part 4 of Schedule 3 by the Seller’s Group which is not otherwise accounted for in the Closing Statement, the Purchaser shall pay to the relevant member of the Seller’s Group within 10 Business Days of written demand an amount equal to the amount of such prepayment in respect of any period after the Closing Date.

1.4.5                  Throughout the Licence Period, the Purchaser shall, in respect of the Licensed Premises only:

(i)                                  keep the Licensed Premises in no worse a state of repair than they are in at the Closing Date, fair wear and tear excepted;

(ii)                               observe and perform the covenants and conditions on the part of the lessee in the relevant Lease under which the relevant Business Seller holds the Licensed Premises (other than in relation to the payment of rent and other charges paid to the relevant Business Seller as part of the Licence Fee and subject to paragraph 1.4.5(i) of this Part 4 of Schedule 3); and

(iii)                            use the Licensed Premises only in accordance with the terms of the Lease of the relevant Licensed Premises and in compliance with the law and regulations where the relevant Licensed Premises is located (save for any such law or regulation that prohibits the use of the Licensed Premises without a Property Third Party Consent having been obtained).

1.4.6                  The Purchaser and each Business Seller agree that:

(i)                                  the Licence is personal to the Purchaser and may only be exercised by the Purchaser and those authorised by it;

(ii)                               (subject to paragraph 1.4.5 of this Part 4 of Schedule 3) the Purchaser and all persons authorised by it are permitted to have the unrestricted use and occupation of the Licensed Premises; and

(iii)                            no relationship of landlord and tenant is created as a result of the Licence.

1.4.7                  If a Landlord or any other relevant third party commences proceedings, raises any lawful objection or takes any other action in connection with the Purchaser’s occupation or use of any of the Licensed Premises pending the obtaining of the relevant Property Third Party Consents, the Purchaser and the relevant Business Seller shall meet and negotiate in good faith in order to determine which steps should be taken in respect of the relevant Transferred Real Property.

1.4.8                  Throughout the Licence Period, the Purchaser shall, in respect of the Licensed Premises only, indemnify and keep indemnified each member of the Seller’s Group from and against any Licence Fee and any Losses arising from the Licence and/or as a result of the occupation of the Licensed Premises by the Purchaser.

1.4.9                  The Purchaser and the Business Sellers shall each inform the other forthwith of any notice received by it in relation to any of the Licensed Premises from the Landlord or any other third party.

1.5                            Determination of Licence

1.5.1                  The Licence in relation to any one or more of the Licensed Premises shall determine:

(i)                                  immediately if the Property Longstop Date occurs; or

(ii)                               by the relevant Business Seller giving at least three months’ prior written notice to the Purchaser if the Purchaser fails to make the payment of the Licence Fee for a period of one month or is otherwise in material breach of the provisions of the Licence for a continuous period of one month following written notification by the relevant Business Seller to the Purchaser of the same, and in either case the Purchaser has failed to remedy the relevant failure to pay or to remedy the breach prior to the expiry of the three month notice period (or, if the breach is not capable of remedy within such three month period, the Purchaser has failed to commence to remedy the breach within that period and thereafter failed diligently to continue with such remedy); or

(iii)                            if the relevant Landlord in relation to a Transferred Leased Real Property prosecutes forfeiture proceedings (or the nearest local law equivalent) as a result of the occupation by the Purchaser of the Licensed Premises then the parties shall either:

agree that the Licence shall determine on a date to be agreed between the parties (acting reasonably); or

in the absence of such agreement, either party may require a QC (or equivalent) with no less than 15 years’ post-qualification experience in commercial real estate in the relevant jurisdiction to be appointed (such appointment to be by agreement between the Seller and the Purchaser or, failing agreement, within 14 days, by the President (as defined in paragraph 1.3.2(ii) of this Part 4 of Schedule 3)). Should the QC determine that there is more than a 50% chance of the proceedings in question resulting in the Lease in question being forfeited (or equivalent), then the Licence shall determine on a date to be agreed between the parties (acting reasonably) in order to afford the Seller the opportunity to apply for relief from forfeiture or otherwise challenge the proceedings in question on the basis that any breach resulting from the grant of the Licence has been cured, provided that this paragraph 1.5.1(iii) shall at all times operate without prejudice to paragraphs 1.4.7, 1.5.1(i) and 1.12.

1.5.2                  If, for whatever reason, the Licence Period comes to an end in relation to any of the Licensed Premises then:

(i)                                  the Licence insofar as it relates to the relevant Licensed Premises shall be severable from the remainder of this Agreement and this Agreement shall otherwise remain in full force and effect;

(ii)                               the Purchaser shall not be entitled to any refund, abatement or reduction of the Purchase Price but shall be entitled to a refund in respect of any Licence Fee prior to the termination of the Licence for the Licensed Premises and which relates to the period following termination of the Licence;

(iii)                            it shall not prejudice or affect any claim by any relevant Business Seller in respect of any prior breach of this Agreement by the Purchaser in respect of that Licensed Premises; and

(iv)                           unless the Licence Period comes to an end due to Property Transfer Completion in respect of the relevant Licensed Premises taking place, the Purchaser shall:

vacate the Licensed Premises forthwith;

remove from the Licensed Premises all items belonging to it;

leave the Licensed Premises in a clean and tidy condition; and

at the request of the relevant Business Seller, reinstate the Licensed Premises or any part or parts thereof to at least as good a state of repair or condition as at Closing, fair wear and tear excepted.

1.6                            Closing

1.6.1                  The transfer of the Transferred Real Property shall only take place on Closing to the extent that all necessary Property Third Party Consents in respect of the relevant transfer have been obtained prior to the Closing Date.

1.6.2                  Without prejudice to Clause 4.1.8, the Purchase Price shall be paid on the Closing Date in accordance with this Agreement even if any necessary Property Third Party Consents have not then been obtained and not all the Transferred Real Property is transferred on the Closing Date.

1.6.3                  Completion of the transfer of the Transferred Real Property shall take place at such place (or places) as the parties may agree.

1.7                            Property Transfer Completion

Property Transfer Completion in respect of a Transferred Real Property shall take place on the date falling 15 Business Days following the grant of all relevant Property Third Party Consents for such Transferred Real Property or on such other date as the parties shall agree acting reasonably (but not before the Closing Date).

1.8                            General Transfer Provisions

1.8.1                  The Seller shall procure that the relevant members of the Seller’s Group shall transfer the Transferred Real Property to the Purchaser subject to the terms set out in this Part 4 of Schedule 3 and all other applicable terms of this Agreement on the Closing Date or (if later) Property Transfer Completion.

1.8.2                  The Transferred Real Property is sold subject to the Letting Documents (if any) but otherwise with vacant possession together with all buildings, structures, fixed plant, fixed machinery and fixed equipment thereon except as excluded in Clause 2.3.2.

1.8.3                  The transfer of each Transferred Real Property shall contain covenants with the relevant Business Seller by the Purchaser to comply with:

(i)                                  the obligations arising from the matters mentioned in the Registered Title; and

(ii)                               obligations on the part of the landlord arising under the Letting Documents (if any),

insofar as the relevant Business Seller may remain liable directly or indirectly for them after the Closing Date or Property Transfer Completion (as the case may be) and to indemnify the relevant member of the Seller’s Group against any non-compliance and a further covenant by the Purchaser to indemnify the relevant Business Seller against any liability arising under an authorised guarantee agreement (or equivalent) entered into by the relevant member of the Seller’s Group.

1.8.4                  The transfer of each Transferred Real Property shall be on the nearest equivalent terms that exist under local (national) law to a transfer of real property in England and Wales made with full title guarantee save that where it is a Transferred Leased Real Property the covenant set out in Section 4(2)(b) of the Law of Property (Miscellaneous Provisions) Act 1994 shall not extend to the imposition on the transferor of liability for any subsisting breach of obligation relating to the physical state of the Transferred Leased Real Property.

1.8.5                  On the Closing Date or Property Transfer Completion (as the case may be) in respect of each of the Transferred Real Properties:

(i)                                  the Seller shall procure that the relevant Business Seller delivers to the Purchaser a duly executed transfer in respect of the relevant Transferred Real Property on Property Agreed Terms; and

(ii)                               the Purchaser shall deliver to the Seller a duly executed transfer in respect of the relevant Transferred Real Property on Property Agreed Terms.

1.8.6                  The Purchaser shall, at its own cost and expense, procure that all transfers are duly stamped, filed or registered at the relevant registries on a timely basis and within the statutory period (if any) and the relevant Business Seller shall promptly assist the Purchaser with any requisitions or enquiries raised in relation thereto.

1.9                            Subjections

Notwithstanding anything contained in this Agreement:

1.9.1                  Each of the Transferred Real Properties is transferred subject to and (where appropriate) with the benefit of the following matters (to the extent applicable under the laws of the relevant jurisdiction):

(i)                                  any unregistered interest which overrides first registration under Schedule 1 of the Land Registration Act 2002 (the “2002 Act”) and any interest which fall within Section 11(4)(c) of the 2002 Act and any unregistered interests which override registered dispositions under Schedule 3 of the 2002 Act or their local jurisdiction equivalent (if any);

(ii)                               such unregistered interests as may affect that Transferred Real Property to the extent and for so long as they are preserved by the transitional provisions of Schedule 12 of the 2002 Act or its local jurisdiction equivalent (if any);

(iii)                            all matters contained or referred to in the Letting Documents;

(iv)                           all matters contained or referred to in the Property, Proprietorship and Charges registers (or equivalent entries and registers) of the Registered Title relating to that Transferred Real Property (except fixed and floating charges securing money or liabilities);

(v)                              all exceptions, reservations, rights, easements, quasi-easements, wayleaves, rent charges, covenants, conditions, declarations, leases, tenancies (including statutory tenancies), licences and agreements affecting the same;

(vi)                           (in the case of a leasehold property) the rents, covenants and conditions reserved by or contained in the Lease under which the same is respectively held;

(vii)                        all local land charges (whether or not registered before the date of this Agreement) and all matters capable of registration as local land charges (whether or not actually registered) or their local jurisdiction equivalent (if any);

(viii)                     all notices served and orders, demands, proposals, or requirements made by any local or other public or competent authority;

(ix)                           all actual or proposed orders, directions, plans, notices, instruments, charges, restrictions, conditions, agreements or other matters arising under any statute relating to town and country planning and any laws and regulations intended to control or regulate the construction, demolition, alteration or change of use of land or buildings or to preserve or protect the environment; and

(x)                              matters which are fairly disclosed by the Disclosure Letter.

1.9.2                  The Purchaser is deemed to acquire with full knowledge of the matters referred to in paragraph 1.9.1 of this Part 4 of Schedule 3.

1.9.3                  The Business Sellers shall procure that any and all financial charges affecting the Transferred Real Properties will be discharged on or before the date on which such Transferred Real Property is to be transferred to the Purchaser, and shall provide to the Purchaser such evidence as the Purchaser may reasonably require in order to satisfy itself that such discharge has been effected and to remove any notices or entries in respect of such charges from any relevant register.

1.9.4                  The Business Sellers do not give any warranty as to the use or area of any of the Transferred Real Properties and shall not be required to define the boundaries of any of the Transferred Real Properties. The transfer of the Transferred Real Properties shall not be annulled, nor shall any compensation be allowed or payable, in respect of any error in respect of any such matters.

1.9.5                  On the date on which the transfer of each Transferred Real Property is completed, the Seller shall deliver, to the Purchaser (or such other third party as the Purchaser may reasonably direct) all of the original documents in the possession of the Business Sellers or relevant member of the Seller’s Group in respect of each of the Transferred Real Properties.

1.9.6                  The Purchaser shall not raise any requisition on matters arising after the date of this Agreement, except where the subject matter of the requisition is registered at the Land Registry (or equivalent local registry) after the date of this Agreement and does not relate to any matter referred to in paragraph 1.9.1 of this Part 4 of Schedule 3.

1.9.7                  To the extent that deposit guarantees have been given by the Seller’s Group in respect of any Transferred Real Property and/or insofar as the Seller’s Group retains any residual or ongoing liabilities or obligations (including performance guarantees) in connection with the Transferred Real Property, the Purchaser shall use all reasonable endeavours procure that the Seller’s Group is released from all deposit guarantees and all other residual or ongoing liabilities or obligations and, insofar as the counterparties thereto shall properly and lawfully refuse to give any such release, the Purchaser shall indemnify and keep indemnified the Seller (or the relevant member of the Seller’s Group) in an amount equal to any Liabilities under any such residual or ongoing liabilities or obligations arising out of, or in connection with, an act or omission on the part of the Purchaser.

1.10                     Insurance

The Business Sellers shall maintain their existing insurance (if any) on the Transferred Real Properties and shall cancel such insurance with effect from the Closing Date or, if later, the date of Property Transfer Completion (as the case may be) unless agreed otherwise with the Purchaser.

1.11                     Grant of Sublease

If a Business Seller is unable to obtain a Property Third Party Consent from a Landlord for the transfer of a Transferred Leased Real Property the provisions of this paragraph 1.11 of Part 4 of Schedule 3 shall apply:

1.11.1           where a Lease permits a sublease to be granted without the requirement for any Property Third Party Consent from the Landlord, the relevant Business Seller shall grant to the Purchaser a sublease of the Transferred Leased Real Property on the same rent and other terms and conditions as the Lease of the Transferred Leased Real Property with such changes as are appropriate and agreed between the relevant Business Seller and the Purchaser acting reasonably and the term of the sublease shall be the term of such Lease less one day; and

1.11.2           where the Transferred Leased Real Property is held by the relevant Business Seller from a Landlord on terms which require the consent of the Landlord to:

(i)                                  the grant of a sublease; or

(ii)                               the terms on which a sublease is granted,

the Seller or the relevant Business Seller shall use all reasonable endeavours to obtain such consent (“Sublease Consent”) from such Landlord. Where the relevant Business Seller is able to obtain the appropriate Sublease Consent (or, where applicable, the court of competent jurisdiction referred to in paragraph 1.12.1 of this Part 4 of Schedule 3 declares that the Sublease Consent has been unreasonably withheld or delayed), the relevant Business Seller shall grant to the Purchaser a sublease of the Transferred Leased Real Property on the same rent and other terms and conditions as the Lease of the Transferred Leased Real Property with such changes as are appropriate and agreed between the relevant Business Seller and the Purchaser acting reasonably and the term of the sublease shall be the term of such Lease less one day.

1.12                     Property Third Party Consent not obtained

1.12.1           If a Property Third Party Consent (and, where applicable, a Sublease Consent) has been refused or otherwise not obtained within twelve months following the Closing Date, the Seller and the Purchaser may (acting reasonably) agree that an application is to be made to a court of competent jurisdiction that the relevant Property Third Party Consent has been unreasonably withheld or delayed.

1.12.2           If an application is to be made to a court of competent jurisdiction pursuant to paragraph 1.12.1 of this Part 4 of Schedule 3:

(i)                                  the proceedings shall be brought and prosecuted by the Seller; and

(ii)                               the Purchaser shall provide all such assistance in connection with such proceedings as the Seller (acting reasonably) may require in the interests of obtaining the Property Third Party Consent; and

(iii)                            provided that the Seller has complied with its obligations under paragraphs 1.3.3(i) and 1.11.2 of this Part 4 of Schedule 3, the Purchaser shall indemnify and keep indemnified the Seller for any costs and expenses properly incurred by the Seller in bringing and prosecuting proceedings under this paragraph.

1.12.3           If a Property Third Party Consent has not been obtained by the Property Longstop Date then the Seller and the Purchaser shall each bear fifty per cent. of any Losses of the Seller and the Purchaser arising out of or in connection with the failure to obtain such Property Third Party Consent.

1.13                     Obligations on the Business Sellers

In this Part 4 of Schedule 3, any reference to an obligation on the part of the Business Sellers (or any of them, as the case may be) shall be read as if it were an obligation on the part of the Seller to procure performance of such obligation by the Business Seller or Business Sellers in question.

1.14                     Amsterdam Lease

1.14.1           The Seller shall keep the Purchaser fully informed of any discussions or negotiations with the Landlord in respect of the lease of premises at Hullenbergweg 81-135 (1011 CL), Amsterdam, The Netherlands (the “Amsterdam Lease”), or any notices received by the Seller (or any member of the Seller’s Group) from the Landlord in respect of the Amsterdam Lease relating to the determination thereof or the yielding up of the premises demised thereunder.

1.14.2           The Seller shall not, and shall procure that no member of the Seller’s Group shall, act independently of the Purchaser in relation to any discussions or negotiations relating to the extension or renewal of the Amsterdam Lease, and shall not enter into any document or deed extending or renewing the term of the Amsterdam Lease without the prior written approval of the Purchaser (not to be unreasonably delayed).

1.14.3           The Seller shall, and shall procure that any relevant member of the Seller’s Group shall, take such action as the Purchaser may reasonably request in connection with the Amsterdam Lease, including taking steps to extend or renew the same.

1.14.4           The Purchaser shall indemnify and keep indemnified the Seller against all costs properly incurred by the Seller (or any member of the Seller’s Group) arising out of or in connection with paragraph 1.14.3 of this Part 4 of Schedule 3.

1.14.5           If the Amsterdam Lease is extended or renewed, the leasehold property as extended or renewed shall be a “Transferred Real Property” for the purposes of this Agreement and the provisions of this Part 4 of Schedule 3 shall apply to such lease as extended or renewed.

Schedule 4
Vaccines Group Intellectual Property Rights and Vaccines Group Intellectual Property Contracts
(Clause 2.3)

Part 1

Vaccines Group Intellectual Property Rights

Part 2

Vaccines Group Intellectual Property Contracts

Part 3

Beta Interferon Patents

Schedule 5
Excluded Employees
(Clause 1.1)

[***]

Schedule 6
International Assignees
(Clause 1.1)

[***]

Schedule 7
Permitted Encumbrances
(Clause 1.1)

1.                                   Co-owned Vaccines Group Intellectual Property Rights.

Schedule 8
Product Approvals and Product Applications
Part 1
Terms relating to the Product Approvals and Product Applications

1                                      General Provisions

1.1                            The Purchaser shall do all things necessary to effect the transfer of each Product Approval and Product Application, including complying with requirements and requests of Governmental Entities with respect to the transfer of each Product Approval and Product Application.

1.2                            The Marketing Authorisations shall be transferred in accordance with Part 2 of this Schedule 8.

2                                      Product Applications

2.1                            The Purchaser shall file or cause to be filed applications for the transfer of each Product Application in each country or territory in which such transfer is required to be submitted as soon as possible after the Closing Date.

2.2                            Pending the transfer of each Product Application each Seller shall, and shall cause the relevant members of its Group to:

2.2.1                  upon reasonable request from the Purchaser and at the Purchaser’s expense, reasonably cooperate and coordinate with the Purchaser in relation to the transfer of the Product Applications, including by providing the Purchaser with regulatory documentation concerning the Products owned or controlled by that Seller or any of its Affiliates;

2.2.2                  perform such acts and services as may be requested by the Purchaser that are reasonably necessary or required by any Governmental Entity to maintain or renew any Product Application or are reasonably necessary for the Purchaser to pursue the regulatory approval for any Product Application, including conducting any studies, including clinical and stability studies, concerning the Products; and

2.2.3                  notify the Purchaser as soon as is reasonably practicable of any written communication received by such Seller or any member of its Group with respect to any Product Application and shall consult with the Purchaser with respect to such communication and take into account the Purchaser’s views as to the form and content of any communication with any Governmental Entity concerning such Product Application.

3                                      Fees and expenses

From and after the Closing Date, the Purchaser shall promptly reimburse the relevant members of the Seller’s Group for all maintenance and renewal fees and similar fees paid, and all out of pocket expenses reasonably incurred in connection with the satisfaction of any commitments or obligations by such member of the Seller’s Group with respect to each Product Approval and each Product Application.

4                                      Notification

As soon as a Seller or the Purchaser or any of their respective Affiliates receives notification, if any, of impending approval or approval of the transfer of a Product

Application from a Governmental Entity, the notified party or the party whose Affiliate was notified shall inform the other party of the expected date of appointment or transfer and actual date of appointment or transfer of that Product Application.

5                                      Responsibility for transfer

Notwithstanding any other provision of this Agreement, no Seller nor any of its Affiliates shall have any Liability to the Purchaser in the event that the transfer of any Product Application alone results in any further obligations, commitments or Liabilities in relation to such Product Application.

Schedule 8
Product Approvals and Product Applications
Part 2
Transfer of Marketing Authorisations

1                                      Marketing Authorisation Transfer and Marketing Authorisation Re-registration

1.1                            The Seller and the Purchaser hereby agree they will each use, and will procure that their respective Affiliates will use, all reasonable endeavours to ensure that, as soon as reasonably practicable after the Closing Date:

1.1.1                  subject to paragraphs 1.1.2 and 1.1.3, each Marketing Authorisation shall be transferred in accordance with Applicable Law by the Marketing Authorisation Holder to the Marketing Authorisation Transferee (“Marketing Authorisation Transfer”); and

1.1.2                  where Applicable Law does not permit Marketing Authorisation Transfer, a new marketing authorisation shall be registered in the name of the Marketing Authorisation Transferee to replace the existing Marketing Authorisation (“Marketing Authorisation Re-registration”) and the Seller shall procure that the relevant Marketing Authorisation Holder takes all necessary steps to withdraw, abandon, cancel or allow to lapse the superseded Marketing Authorisation as soon as practicable after the Marketing Authorisation Re-registration Date; and

1.1.3                  good faith discussions are held between the Seller and the Purchaser (or their respective Affiliates) to determine whether a structure may be implemented such that the Marketing Authorisation Transfers in Brazil may be effected without the need for a Marketing Authorisation Re-registration, such as by means of a spin-off structure under Applicable Law.

1.2                            The parties agree that the transfer of any Marketing Authorisation from the Marketing Authorisation Holder to the Marketing Authorisation Transferee in respect of any Delayed Businesses shall not complete until on or after the relevant Delayed Closing Date.

1.3                            Any Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable) shall each be effected on a Market-by-Market basis (such that there shall not be any staggered Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as the case may be) on a Product-by-Product basis in any Market), unless otherwise agreed between the Seller and the Purchaser.

1.4                            With effect from the Closing Date until the Marketing Authorisation Transfer Date or the Marketing Authorisation Re-registration Date (as applicable), the Seller shall procure that each Marketing Authorisation Holder shall hold the Marketing Authorisation(s) in its name but for the account, risk and benefit of the relevant Marketing Authorisation Transferee.

Submission of MA Documentation

1.5                            Without prejudice to paragraph 1.5, the Purchaser shall be responsible for preparing and submitting, or for procuring that there is prepared and submitted (in any such case at the Purchaser’s cost and expense), all notices, applications, submissions, reports and any other instruments, documents, correspondence or filings necessary to complete Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable) (the “MA

Documentation”). The MA Documentation shall be prepared in accordance with Applicable Law as soon as reasonably practicable.

1.6                            At the Seller’s election, the Purchaser shall procure that advanced drafts of the MA Documentation are submitted to the Seller so as to allow the Seller and/or the Marketing Authorisation Holder a reasonable opportunity to provide comments on such MA Documentation before it is submitted to the relevant Governmental Entity. The Purchaser shall incorporate all comments on such drafts as may reasonably be made by the Seller and/or the Marketing Authorisation Holder PROVIDED THAT the Purchaser shall not be obliged to incorporate any comments if the Purchaser considers, acting reasonably that to do so would materially delay Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable).

1.7                            Where under Applicable Law the MA Documentation is required to be submitted to the relevant Governmental Entity:

1.7.1                  by the Marketing Authorisation Holder, the Purchaser shall procure that the finalised MA Documentation is provided to the Seller after such MA Documentation is finalised in accordance with paragraph 1.5 above and the Seller shall, in turn, procure that the Marketing Authorisation Holder submits such MA Documentation to the relevant Governmental Entity (the timing and date of such submission to be agreed with the Purchaser) and the Seller shall promptly thereafter advise the Purchaser of such submission and provide a copy of the relevant MA Documentation (in the form submitted) to the Purchaser; and

1.7.2                  by the Marketing Authorisation Transferee, the Purchaser shall procure that the relevant Marketing Authorisation Transferee submits the finalised MA Documentation to the relevant Governmental Entity as soon as reasonably after such MA Documentation is finalised in accordance with paragraph 1.5 above and the Purchaser shall promptly thereafter advise the Seller of such submission and provide a copy of the relevant MA Documentation (in the form submitted) to the Seller.

1.8                            From the Closing Date, the Seller shall procure that the relevant Marketing Authorisation Holder shall, as soon as reasonably practicable, sign any notices, applications, submissions, reports and other instruments, documents, correspondence or filings presented to it by the Purchaser or the relevant Marketing Authorisation Transferee that are necessary to effect Marketing Authorisation Transfer or Marketing Authorisation Re-registration (as applicable). The Marketing Authorisation Holder shall:

1.8.1                  provide notice of its consent to a Marketing Authorisation Transfer or Marketing Authorisation Re-registration if required by any Governmental Entity; and

1.8.2                  provide to the Purchaser or the relevant Marketing Authorisation Transferee any information or other data or technical or other information in its possession that relates to the relevant Marketing Authorisation and that is required by a relevant Governmental Entity or otherwise reasonably required by the Purchaser or the relevant Marketing Authorisation Transferee to assist the Purchaser or the relevant Marketing Authorisation Transferee to effect the relevant Marketing Authorisation Transfer or Marketing Authorisation Re-registration;

1.8.3                  in the event of any request for information or any query from any relevant Governmental Entity in respect of Marketing Authorisation Transfer or the

Marketing Authorisation Re-registration (as applicable), the relevant party receiving such request or query shall provide copies of any such request or query to the Seller or, as the case may be, to the Purchaser. The Purchaser shall be responsible for preparing, or shall be responsible for procuring that there is prepared, (at the Purchaser’s cost and expense) any response to such a request or query with the intention that such request or query shall be dealt with as promptly and efficiently as possible. In advance of finalising any such response, the Purchaser shall procure that the relevant response is submitted to the Seller so as to allow the Seller and/or the relevant Marketing Authorisation Holder a reasonable opportunity to provide comments on such response before it is submitted to the Governmental Entity. The Purchaser shall procure that relevant Marketing Authorisation Transferee (i) shall submit the response to the relevant Governmental Entity as soon as reasonably practicable after the same has been finalised in accordance with this paragraph 1.7.3 and (ii) shall provide a copy of the relevant response (in the form submitted) to the Seller.

2                                      Obligations Pending Marketing Authorisation Transfer or Marketing Authorisation Re-Registration

2.1                            Unless otherwise required by Applicable Law or a relevant Governmental Entity (or unless otherwise agreed in writing by the Seller and the Purchaser), from the Closing Date until the applicable Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date:

2.1.1                  the Seller shall:

(i)                                  maintain in force (or procure that there is maintained in force) each Marketing Authorisation, and shall not voluntarily amend, cancel or surrender any Marketing Authorisation unless requested to do so in writing by the Purchaser or required to do so by any Applicable Law or any Governmental Entity;

(ii)                               with the Purchaser’s consent (not to be unreasonably withheld or delayed) progress (or procure that there is progressed) any registrations, variations or renewals to Marketing Authorisations initiated by the Seller (or any other member of the Seller’s Group) prior to the Closing Date or withdraw them upon the request of the Purchaser;

(iii)                            procure that each Marketing Authorisation Holder shall comply with the terms of any Marketing Authorisation and shall notify the Purchaser as soon as reasonably practicable of the details of any variations or renewals initiated following the Closing Date;

(iv)                           inform the Purchaser of any impending renewals of Marketing Authorisations as at the Closing Date and the parties shall discuss in good faith to what extent any such renewal will be pursued or  withdrawn (it being agreed that the Purchaser shall have the final decision in any such matter);

(v)                              not without the consent of the Purchaser,  initiate any additional variations or amendments to the Marketing Authorisations, except to the extent required by any Governmental Entity or where failure to do so would breach Applicable Law; and

(vi)                           consider in good faith any request by the Purchaser to apply for a new marketing authorisation in respect of a Product PROVIDED THAT if the Seller agrees to submit such application, any costs or expenses incurred by the Seller in making such application shall be for the Purchaser’s account and shall constitute MA Costs;

2.1.2                  without prejudice to the generality of the foregoing paragraph 2.1.1(iii), the Purchaser acknowledges and agrees that each Marketing Authorisation Holder shall be entitled to do (or to procure that there is done) any or all of the following (and the Purchaser acknowledges that, where the relevant Marketing Authorisation Holder so chooses and unless otherwise agreed, responsibility for each of the following activities shall rest with the relevant Marketing Authorisation Holder):

(i)                                  pharmacovigilance activities related to the Marketing Authorisations, which activities shall be conducted in accordance with Applicable Law, the Vaccines Business Pharmacovigilance Agreement, and the standards, policies and procedures of the Seller’s Group from time to time in force; and

(ii)                               conducting any and all communications with a Governmental Entity in respect of a Marketing Authorisation (including, without limitation to the generality of the foregoing, attending any meetings with relevant Governmental Entities and filing and submitting all reports and other documents which it reasonably considers necessary to be submitted in order to comply with Applicable Law or its obligations under this Agreement), PROVIDED THAT responsibility for (a) the costs of preparation of any such documents, reports and/or filings shall be borne by the Purchaser (or the relevant Marketing Authorisation Transferee) to the extent such costs are reasonably necessary, and (b) the submission of MA Documentation shall be the responsibility of the Purchaser in accordance with paragraph 1.4 above, PROVIDED THAT the Seller shall ensure that the Purchaser is kept fully and promptly informed of any such communications or submissions in advance, to the extent reasonably practicable; and

2.1.3                  the Seller shall procure that each Marketing Authorisation Holder shall act in accordance with the reasonable instructions of the Purchaser or the Marketing Authorisation Transferee in respect of each Marketing Authorisation in respect of which such Marketing Authorisation Holder is the holder, PROVIDED THAT no Marketing Authorisation Holder shall be obliged to comply with such instructions to the extent the same: (i) infringe the terms of the relevant Marketing Authorisation(s); or (iii) are otherwise inconsistent with the provisions of the Vaccines Business Pharmacovigilance Agreement relating to the Seller;

2.1.4                  the Purchaser shall only request artwork changes to the extent such changes are required in order to comply with Applicable Law;

2.1.5                  the Purchaser shall submit to the Seller (or shall procure that there is submitted) written details (in such form and with such supporting materials as the Seller may reasonably request) of any new, amended or proposed advertising and promotional activity or training materials in respect of any Product Commercialised pursuant to any Marketing Authorisation (including (without limitation) any material reasonably requested by the Seller in order to validate new and/or amended promotional or training materials), and the Purchaser acknowledges and agrees that no such advertising, promotional or training activity shall be implemented, undertaken or otherwise commenced without the prior written consent of the Seller (for itself and on behalf of the relevant Marketing Authorisation Holder), such consent not to be unreasonably withheld. The Purchaser further agrees and acknowledges that, if it so chooses, the Seller shall be entitled to assume responsibility for obtaining (or procuring that there is obtained) the consent(s) and approval(s) of any relevant Governmental Entity required for such new, amended or proposed advertising and promotional activity or training activity; and

2.1.6                  to the extent permitted by the terms of the relevant Marketing Authorisation, the Purchaser or any other member of the Purchaser’s Group shall Commercialise the Product(s) which are the subject of such Marketing Authorisation (notwithstanding that such Marketing Authorisation is held in the name of the relevant Marketing Authorisation Holder and, for the avoidance of doubt, the proceeds of any such Commercialisation shall be for the benefit of the Purchaser’s Group) and the Purchaser shall:

(i)                                  indemnify each member of the Seller’s Group against any and all actions, claims, demands, investigations, judgments, proceedings, liabilities, loss, damages, payments, costs and expenses arising in relation to the Commercialisation of the Products by the Purchaser or any other member of the Purchaser’s Group under this paragraph (i); and

(ii)                               procure that such Product(s) are Commercialised in compliance with the terms of the relevant Marketing Authorisation and/or the requirements of the relevant Governmental Entity.

2.2                            Unless otherwise required by Applicable Law or a relevant Governmental Entity, from the Closing Date until the applicable Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date, where any Market Authorisation Holder is required by Applicable Law to consult with a Governmental Entity in order to negotiate the discounts, rebates or other pricing mechanisms (including reimbursement) (the “Pricing”) applicable to the Commercialisation of the Products in the relevant Market (a “Pricing Negotiation”):

2.2.1                  the Seller shall (or shall procure that the Marketing Authorisation Holder shall) notify the Purchaser as soon as reasonably practicable after the Marketing Authorisation Holder becomes aware of any opportunity or requirement to enter into a Pricing Negotiation;

2.2.2                  the Purchaser shall be responsible for preparing or procuring that there is prepared (at the Purchaser’s cost) all notices, submissions and reports, and any other documents or correspondence necessary for the purposes of the Pricing Negotiation (the “Pricing Negotiation Documentation”);

2.2.3                  the Seller shall (or shall procure that the Marketing Authorisation Holder shall) co-operate with the Purchaser and provide the Purchaser with such data and information as the Purchaser may reasonably request for the purposes of preparing the Pricing Negotiation Documentation;

2.2.4                  the Purchaser shall procure that the Pricing Negotiation Documentation is provided to the Seller and/or Marketing Authorisation Holder prior to the intended date of submission to the relevant Governmental Entity with such advance notice as is reasonably sufficient for the Seller and/or the Marketing Authorisation Holder to determine whether any of the information or any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder or any other member of the Seller’s Group;

2.2.5                  if the Seller and/or the Marketing Authorisation Holder believes (acting reasonably) that any of the information or any proposal included in the Pricing Negotiation Documentation prepared by the Purchaser (or a member of the Purchaser’s Group) would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder, then it shall submit to the Purchaser (or relevant member of the Purchaser’s Group) within 10 Business Days of the date of receipt of the Pricing Negotiation Documentation from the Purchaser pursuant to paragraph 2.2.4, a written legal opinion specifying why any of the information or any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law. Following receipt of the legal opinion by the Purchaser (or relevant member of the Purchaser’s Group), the parties shall consult with each other, in good faith, in order to agree amendments to the Pricing Negotiation Documentation that are reasonably required in order to ensure compliance with Applicable Law and the Seller (or the relevant Marketing Authorisation Holder) shall submit the revised Pricing Negotiation Documentation to the relevant Governmental Entity as soon as possible thereafter;

2.2.6                  if the Seller and/or Marketing Authorisation Holder believes (acting reasonably) that neither the information nor any proposal included in the Pricing Negotiation Documentation would constitute or result in a breach of Applicable Law by the Marketing Authorisation Holder or any other member of the Seller’s Group, then the relevant member of the Purchaser’s Group shall submit such Pricing Negotiation Documentation directly to the Governmental Entity unless prohibited by Applicable Law or by the Governmental Entity, in which case, the Seller shall procure that the Marketing Authorisation Holder makes the submission to the Governmental Entity as soon as reasonably practicable after it is received from the Purchaser (or relevant member of the Purchaser’s Group);

2.2.7                  the Purchaser (or a member of the Purchaser’s Group) shall be entitled to correspond with and attend all meetings with the Governmental Entity in relation to the Pricing Negotiation and, to the extent that the Marketing Authorisation Holder is required to be present at any such meetings under Applicable Law or by the Governmental Entity, the Seller shall procure that the Marketing Authorisation Holder shall jointly attend any such meetings with the relevant member of the Purchaser’s Group;

2.2.8                  the Purchaser (or a member of the Purchaser’s Group) shall be entitled to conduct the Pricing Negotiation unless prohibited under Applicable Law or by the Governmental Entity, in which case, the Seller shall procure that the Marketing Authorisation Holder shall conduct the Pricing Negotiation and in any event enter into any related agreement with the Governmental Entity in accordance with the reasonable instructions of the Purchaser (or a member of the Purchaser’s Group); and

2.2.9                  the Seller undertakes (and shall procure that the Marketing Authorisation Holder undertakes) to ensure that the Pricing Negotiation Documentation and any information received in connection with or as part of the Pricing Negotiation: (i) is kept confidential and is only disclosed to employees of the Seller’s Group on a need to know and confidential basis; and (ii) is used by the Seller, the Marketing Authorisation Holder and/or employees of the Seller’s Group for the sole purpose of making a determination under sub-paragraph 2.2.4 above.

2.3                            Subject to paragraph 2.4 below, the parties agree that nothing in paragraph 2.2 above shall preclude the Seller and/or Marketing Authorisation Holder from: (i) preparing and submitting to any Governmental Entity any notices, submissions and reports, and any other documents or correspondence, (ii) attending meetings with any Governmental Entity, (iii) making representations to any Governmental Entity, and (iv) taking any and all steps as the Seller and/or Marketing Authorisation Holder shall consider necessary or desirable, in each case in relation to the negotiation of Pricing applicable to the products that form part of the Seller’s Group Retained Business (and, for the avoidance of doubt, excluding the Products).

2.4                            Where Applicable Law does not permit the Purchaser to participate in a Pricing Negotiation as contemplated by paragraph 2.2 above or the Seller’s interest in respect of the outcome of a Pricing Negotiation conflicts or is reasonably likely to conflict with the interests of the Purchaser in the outcome of the Pricing Negotiation, the Seller shall (or shall procure that the relevant Marketing Authorisation Holder shall):

2.4.1                  notify the Purchaser of such conflict of interest as soon as reasonably practicable after becoming aware of it; and

2.4.2                  afford the Purchaser to the fullest extent permissible under Applicable Law, the rights it has under paragraph 2.2 above.

Following notification of a conflict of interest the parties shall, to the extent permitted by Applicable Law, consult together to agree the approach to be taken by the Seller (or the relevant Marketing Authorisation Holder) to minimise the impact of the conflict of interest on the Purchaser’s interests and if the Parties cannot agree on the approach to be taken, the matter shall be escalated at the Purchaser’s request to chief financial officers or their nominees of each party for resolution.

3                                      New and Pending Marketing Authorisations in Respect of the Products

3.1                            If, at any time prior to Closing, any member of the Seller’s Group is granted or otherwise comes to hold any marketing authorisation which relates exclusively to one or more Products (a “New Marketing Authorisation”) then:

3.1.1                  the Seller undertakes to the Purchaser to notify the Purchaser as soon as reasonably practicable following the date on which the relevant member of the Seller’s Group is granted, or becomes entitled to, the New Marketing Authorisation; and

3.1.2                  the provisions of paragraphs 1 and 2 above shall apply to that new Marketing Authorisation.

3.2                            Where a member of the Seller’s Group has submitted to any Governmental Entity any application relating to the grant of a new marketing authorisation in respect of the Vaccines Group which is pending or in process as at the date of this Agreement (a “Pending Marketing Authorisation”):

3.2.1                  the Seller shall continue to be responsible for preparation and submission of all documents required to register such Pending Marketing Authorisation but, following Closing, it shall do so at the Purchaser’s cost and shall pass responsibility for such Pending Marketing Authorisation to the Purchaser (or such member of the Purchaser’s Group as the Purchaser may nominate) as soon reasonably possible after Closing, subject to Applicable Law;

3.2.2                  from the Closing Date, the provisions of paragraph 1 shall apply mutatis mutandis to any registration process for any Pending Marketing Approval.

4                                      MA Costs

From the Closing Date, the Purchaser shall be responsible for all necessary costs of preparation and submission of MA Documentation and, save as expressly provided in this Agreement, any other necessary costs incurred by the Seller or a member of the Seller’s Group in connection with the maintenance and any variations, amendments and renewals of the Marketing Authorisations relating to the Products or for any matter requested by the Purchaser pursuant to this Part 2 of Schedule 8 and for all fees and costs reasonably incurred by the relevant member of the Seller’s Group in complying with its obligations in respect of a Marketing Authorisation Transfer or Marketing Authorisation Re-registration (“MA Costs”).

5                                      Obligations following Marketing Authorisation Transfer or Marketing Authorisation Re-Registration

5.1                            On and from the relevant Marketing Authorisation Transfer Date or Marketing Authorisation Re-registration Date (as applicable), the Purchaser shall procure that each Marketing Authorisation Transferee shall assume and be solely responsible for:

5.1.1                  all obligations as the holder of such Marketing Authorisation including (subject to the terms of the Vaccines Business Pharmacovigilance Agreement) pharmacovigilance activities related to such Marketing Authorisation;

5.1.2                  all activities and actions required by Applicable Law in connection with such Marketing Authorisation; and

5.1.3                  any and all outstanding commitments and obligations to the relevant Governmental Entities with respect to the relevant Marketing Authorisation, save for any such commitments or obligations arising from a breach of this Agreement by the Seller.

5.2                            In the event that, following Marketing Authorisation Transfer or Marketing Authorisation Re-registration in respect of any Product, the Seller wishes to apply for a marketing authorisation in respect of a retained product, the Purchaser shall (and shall procure that the relevant Marketing Authorisation Transferee shall) co-operate with and provide all reasonable assistance to the Seller (or the relevant member of the Seller’s Group) at the Seller’s costs as may be reasonably required for the purposes of applying for such new marketing authorisation, including (without limitation) providing the Seller (or the relevant member of the Seller’s Group) and/or any Governmental Entity with such access to Marketing Authorisation Data or such other data or technical or other information as is reasonably requested by the relevant Governmental Entity or is otherwise reasonably required by the Seller or the relevant member of the Seller’s Group.

Schedule 8
Product Approvals and Product Applications
Part 3
List of Products, Products Under Registration and Pipeline Products

[***]

Schedule 8
Product Approvals and Product Applications
Part 4
Tenders

1.                                   Call for New Tender

From Closing until the Marketing Authorisation Transfer Date in any Market, the Seller shall, and shall procure that each member of the Seller’s Group and the relevant Marketing Authorisation Holder shall, to the extent permitted by Applicable Law:

(a)                              inform the Purchaser in writing of any Call for New Tender as soon as reasonably practicable following receipt; and

(b)                              co-operate with and provide reasonable assistance to the Purchaser (or the relevant member of the Purchaser’s Group) for the purposes of responding to the Call for New Tender or otherwise applying for a new tender; and

(c)                               where Applicable Law requires such responses or applications to be made by the Marketing Authorisation Holder, the Seller shall procure that the Marketing Authorisation Holder submits such responses or applications on behalf of the Purchaser PROVIDED THAT the Purchaser shall indemnify the Seller and/or the relevant Marketing Authorisation Holder (as the case may be) for any and all costs, expenses and liabilities suffered or reasonably incurred by the Seller and/or the Marketing Authorisation Holder in complying with or as a result of the provisions of this paragraph.

2.                                   Ongoing calls for tender

If, prior to Closing, the Seller or any member of the Seller’s Group (other than a Vaccines Group Company) has submitted a bid in any Market in response to any call for a tender (whether a new tender or the renewal of an existing tender) which includes the Products (the “Bid”), then, following Closing:

(a)                              to the extent that the Purchaser (or any member of the Purchaser’s Group) is prohibited from progressing the Bid in place of the relevant member of the Seller’s Group under Applicable Law, the Seller shall (or shall procure that the relevant member of the Seller’s Group shall) take all steps as may be reasonably required in order to progress the Bid, including responding to all questions raised by the relevant third party and the Purchaser shall provide all assistance (including access to the Purchaser’s employees) reasonably requested by the Seller to enable it to progress the Bid; and

(b)                              if the Bid is successful, then either:

(i)                                  if permitted by Applicable Law and the relevant third party consents, the Purchaser (or any member of the Purchaser’s Group as the Purchaser shall nominate) shall enter into any contracts or other arrangements as are required to give effect to the tender with the relevant third party and no member of the Seller’s Group shall be obliged to enter into any such contracts or arrangements; or

(ii)                               if paragraph 2(b)(i) does not apply, the Seller (or any member of the Seller’s Group as the Seller shall nominate) shall enter into any contracts or other arrangements as are required to give effect to the tender with the relevant third party and the tender shall be deemed to be a Transferred Contract, Shared Business Contract

and/or a Non-Transferring Tender (as the case may be) and the provisions of Schedule 10 shall apply accordingly.

Schedule 9
Certificate
(Clause 1.1)

To: GlaxoSmithKline plc

[Date]

Certificate

This Certificate is issued in accordance with clause 4.4.1(iii)(b) and paragraph 1.1.4 of Schedule 15 of the sale and purchase agreement between Novartis AG and GlaxoSmithKline plc dated 22 April 2014, as amended (the “Agreement”). Unless otherwise defined, capitalised words used in this Certificate shall have the meanings given to them in the Agreement.

We confirm that:

1. no Material Adverse Effect has occurred between the date of the Agreement and the date of this Certificate;

2. having made due and careful enquiry, we are not aware of any breach or breaches of Clause 9.1 which alone or together give rise to a Material Adverse Effect; and

[either]

3. having made due and careful enquiry, we are not aware of any breach or breaches of the Seller’s Warranties that would have occurred and that would, alone or together, have given rise to a Material Adverse Effect had the Seller’s Warranties been repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date.

[or]

3. having made due and careful enquiry, we are aware of the following material breaches of the Seller’s Warranties that would, alone or together, be material and have occurred had the Seller’s Warranties been repeated immediately before Closing by reference to the facts, circumstances and knowledge then existing as if references in the Seller’s Warranties to the date of this Agreement were references to the Closing Date.

[description of material breaches.]

For an on behalf of Novartis AG

Schedule 10
Shared Business Contracts, Mixed Contracts and Transferred Contracts

1                                      Delayed transfer of certain Transferred Contracts and Shared Business Contracts

Subject to paragraph 5.6, any Transferred Contract, Transferred Intellectual Property Contract, or Shared Business Contract relating to a Delayed Business (“Delayed Business Contracts”) shall not be transferred to the relevant member of the Purchaser’s Group until the relevant Delayed Closing Date and references in this Schedule 10 to “Closing”, “Closing Date” or “Effective Time” shall be deemed to be to “Delayed Closing Date” insofar as they relate to such Delayed Business Contracts, except paragraphs 2, 3.1 and 5.1.

2                                      Disclosure

From Closing the Purchaser shall have the right to full disclosure of all Transferred Contracts and Full Disclosure of the Relevant Part of the Shared Business Contracts (other than the Relevant Part of any Mixed Contracts) and the Seller shall use reasonable efforts to facilitate such disclosure as soon as reasonably practicable.

3                                      Separation of Shared Business Contracts

3.1                            Prior to Closing, the Seller and the Purchaser shall discuss and agree in good faith a process to identify all material Shared Business Contracts.

3.2                            The Seller shall use its reasonable efforts to maintain relationships under the Shared Business Contracts and continue to operate the Shared Business Contracts, including without limitation fulfilling all its obligations under the Shared Business Contracts (excluding the Relevant Parts), in the same manner as it has for the twelve months prior to the date of this Agreement.

3.3                            The Purchaser may, by notice to the Seller at any time prior to the date falling 90 days after the Closing Date or, if the Seller has not provided Full Disclosure of the Relevant Part of a Shared Business Contract on or prior to Closing, the date falling 90 days after the date on which Full Disclosure of the Relevant Part of the relevant Shared Business Contract is made (the “Relevant Election Date”), elect to take the rights and obligations of the Relevant Part of any Shared Business Contract.

3.4                            If the Purchaser makes an election under paragraph 3.3 above, the Seller and the Purchaser shall use their respective reasonable endeavours to procure that an arrangement is entered into with the relevant counterparty to each Shared Business Contract, the effect of which shall be that, with effect from the date of the relevant arrangement, the benefit and burden of the Relevant Part is severed from such Shared Business Contract and an agreement or arrangement equivalent to such Shared Business Contract is entered into between the relevant counterparty and a member of the Purchaser’s Group (or the Relevant Part of the Shared Business Contract is sub-licensed to such Purchaser) (a “Separation”). For the avoidance of doubt, no part of any such Shared Business Contract shall be severed and transferred to the Purchaser in so far as it relates to the Seller’s Group Retained Business, any product other than the Products or any Excluded Asset.

3.5                            If no election is made by the Purchaser under paragraph 3.3 above by the Relevant Election Date, the provisions of paragraphs 6.2 of this Schedule shall apply in respect of the Relevant Part of such Shared Business Contract until the earlier of 9 months from the Relevant Election Date and the date on which the Purchaser notifies the Seller that an alternative arrangement has been put in place.

3.6                            For the avoidance of doubt, (i) paragraphs 3.3, 3.4 and 3.5 shall not apply in respect of any Shared Business Contract which terminates before the Relevant Election Date and (ii) paragraph 5.6 shall not apply in respect of Shared Business Contracts or Mixed Contracts.

4                                      Separation of Mixed Contracts

4.1                            Prior to Closing, the Seller and the Purchaser shall discuss and agree in good faith a process to identify all material Mixed Contracts.

4.2                            From Closing, the Purchaser shall use all reasonable efforts to maintain relationships under the Mixed Contracts and continue to operate the Mixed Contracts, including without limitation fulfilling all its obligations under the Mixed Contracts (excluding the Relevant Parts), substantially in the same manner in which they had been operated for the twelve months prior to the date of this Agreement.

4.3                            The Seller and the Purchaser shall use their respective reasonable endeavours to procure that an arrangement is entered into with the relevant counterparty to each Mixed Contract (save for those Mixed Contracts which the Seller and Purchaser otherwise agree and subject to such Mixed Contracts not containing any competitively sensitive information of the Influenza Business), the effect of which shall be that, with effect from the date of the relevant arrangement, the benefit and burden of the Relevant Part is severed from such Mixed Contract and an agreement or arrangement equivalent to such Mixed Contract is entered into between the relevant counterparty and a member of the Seller’s Group (or the Relevant Part of the Mixed Contract is sub-licensed to such Seller) (a “Mixed Contracts Separation”).

4.4                            The Seller and the Purchaser shall, and shall procure that each other member of its Group shall, take all reasonable steps to install appropriate firewalls and other proportionate safeguards against the sharing of competitively sensitive information of the Influenza Business with those employees of the Purchaser’s Group engaged in the business of influenza vaccines. To the extent it is necessary to redact any Mixed Contracts pending a Mixed Contracts Separation, the Seller shall pay the costs of such redaction exercise.

5                                      Obligation to obtain Third Party Consents

5.1                            Subject to paragraph 3, in relation to any Transferred Contract (excluding, for the purposes of this Schedule 10, any Product Approval or Product Application) or Transferred Intellectual Property Contract or Co-Owned Vaccines Group Intellectual Property Right or Transferred Plant and Equipment which is not assignable or sub-licensable without a Third Party Consent or a Separation of a Shared Business Contract or a Mixed Contracts Separation of a Mixed Contract which is not separable without a Third Party Consent, this Agreement shall not be construed as an assignment, an attempted assignment, a sub-licensing or an attempted sub-licensing and the Seller and the Purchaser shall each use their respective reasonable endeavours both before and after Closing to obtain all necessary Third Party Consents as soon as possible and shall keep the other informed of progress in obtaining such Third Party Consents. The Seller shall deliver to the Purchaser, on Closing or, if later, as soon as possible after receipt, any Third Party Consent.

5.2                            In connection with the obtaining of any Third Party Consent referred to in paragraph 5.1, the Purchaser shall supply to the Seller such information as may be reasonably requested by the Seller or any relevant third party.

5.3                            Save as otherwise provided in this Agreement and save where related to the Mixed Contracts Separation of a Mixed Contract, the cost of any fee demanded by the third party as consideration for giving the Third Party Consent shall be borne by the Purchaser, provided that:

5.3.1                  the cost is agreed in advance by the Purchaser (such agreement not to be unreasonably withheld or delayed); and

5.3.2                  no party shall be required to bear any internal or administrative costs of the other party in relation to any Third Party Consent.

5.4                            Save as otherwise provided in this Agreement, the cost of any fee demanded by the third party as consideration for consenting to a Mixed Contracts Separation of a Mixed Contract and all administrative and all reasonable fully burdened internal costs of the Purchaser’s Group (including any Delayed Vaccines Group Company) shall be borne by the Seller, provided that the cost of any fee demanded by the third party is agreed in advance by the Seller (such agreement not to be unreasonably withheld or delayed).

5.5                            The parties agree that the provisions of any document entered into in connection with a Third Party Consent (including by way of novation) shall be without prejudice to the provisions of Clauses 8.1, 8.2 and 14 of this Agreement.

5.6                            Without prejudice to the obligation in paragraph 5.1 for the Seller and the Purchaser to use their respective reasonable endeavours to obtain Third Party Consents as soon as possible, the transfer to the Purchaser (or any member of the Purchaser’s Group or its third party nominee) of any Transferred Contract shall not occur on Closing or, if later, the date on which the relevant Third Party Consent is obtained (a “Delayed Contract”), in the following circumstances:

5.6.1                  if the Seller or the relevant Business Seller and a member of the Purchaser’s Group agree in writing in respect of a specific Market that the Delayed Contract shall transfer at a later agreed date (a “Delayed Contract Transfer Date”), in which case such Delayed Contract shall transfer on the Delayed Contract Transfer Date; or

5.6.2                  if a Delayed Contract Transfer Date has not been agreed under sub-paragraph 5.6.1 and such Delayed Contract relates to an Ongoing Clinical Trial (a “Clinical Trial Agreement”), the Clinical Trial Agreement shall not transfer before 1 May 2015 and shall transfer after that date but only to the extent permitted by Applicable Law; or

5.6.3                  if a Delayed Contract Transfer Date has not been agreed under sub-paragraph 5.6.1 and such Delayed Contract is required to facilitate the provision of services by the Seller’s Group under the Transitional Distribution Services Agreement in any Market (a “Distribution Contract”), such Delayed Contract shall transfer in accordance with paragraph 5.7.

The parties agree that the provisions of this paragraph 5.6 shall not apply where a Contract is required under Applicable Law to transfer at a date that is earlier than the dates set out in sub paragraphs 5.6.1 to 5.6.3 and paragraph 5.7.

5.7                            The parties agree that no Distribution Contracts shall transfer to the Purchaser (or a member of the Purchaser’s Group) before the date falling 90 days after the Closing Date (the “Moratorium Date”) (unless such Distribution Contract relates to distribution services provided in the USA). Following the Moratorium Date (or after the Closing Date if the Distribution Contract relates to distribution services in the USA), the Distribution Contracts shall transfer to the Purchaser (or a member of the Purchaser’s Group) as soon as possible after any relevant Third Party Consent is obtained unless either party notifies the other by the date which is 15 Business Days prior to the Moratorium Date that it believes (acting reasonably) that the transfer of the relevant Distribution Contract prior to the Planned Distribution Transfer Date will result in one or more Identified Risks, in which case, the relevant Distribution Contract shall not transfer to the Purchaser (or a member of the Purchaser’s Group) until the relevant Distribution Transfer Date unless any and all of the Identified Risks have been resolved to the reasonable satisfaction of the party that may be adversely affected by the relevant Identified Risks before such date.

5.8                            From the Effective Time until the transfer of any Delayed Contract is effected in accordance with sub-paragraphs 5.6 or 5.7, the provisions of paragraph 6 of this Schedule shall apply to such Delayed Contracts. Nothing in this paragraph 5.8 shall preclude the Purchaser or any member of the Purchaser’s Group from informing the counterparty to any Delayed Contract of the transfer of the Business to it or from engaging with such counterparty with respect to any matter relating to such Delayed Contract.

5.9                            The provisions of paragraphs 3.3 to 3.5 (inclusive), paragraphs 5.1 to 5.8 (inclusive) and the entirety of paragraph 5 of this Schedule 10 shall not apply to Non-Transferring Tenders. The parties agree that each Non-Transferring Tender shall remain with the relevant member of the Seller’s Group that is the contracting party to the Non-Transferring Tender as at the date of this Agreement and no Third Party Consents shall be sought in respect of any Non-Transferring Tenders.

6                                      Obligations until Third Party Consents are obtained/where Third Party Consents are refused and with respect to Non-Transferring Tenders

6.1                            Subject to paragraph 5.2 and paragraph 5.3 and the Seller’s obligations under the Transitional Distribution Services Agreement, the Purchaser shall assume, carry out, perform and discharge the Seller’s and the Business Seller’s obligations arising under the Transferred Contracts (excluding the Relevant Part of any Mixed Contracts), Transferred Intellectual Property Contracts, Co-Owned Vaccines Group Intellectual Property Rights, Transferred Plant and Equipment, and the Relevant Part of the Shared Business Contracts as from the Effective Time but only to the extent such obligations do not constitute Excluded Liabilities.

6.2                            In respect of any Transferred Contract (excluding the Relevant Part of any Mixed Contract), Transferred Intellectual Property Contract, Transferred Plant and Equipment, Relevant Part of Shared Business Contract (other than a Non-Transferring Tender) or Co-Owned Vaccines Group Intellectual Property Right, from the Effective Time until the relevant Third Party Consent has been obtained as contemplated by paragraph 5.1 or where the Third Party Consent has been refused and in respect of the Non-Transferring Tenders:

6.2.1                  the relevant Business Seller shall hold on trust to the extent it is lawfully able to do so or, where it is not lawfully able to do so or where holding on trust is not possible under local law or otherwise impracticable, the relevant Business Seller and the

Purchaser shall make such other arrangements between themselves to provide to the Purchaser the benefits of the Contract (other than amounts corresponding to any Tax Liability by the relevant Business Seller in respect of amounts due under or in respect of the Transferred Contract (excluding the Relevant Part of any Mixed Contracts), Transferred Intellectual Property Contract, Relevant Part of Shared Business Contract, Transferred Plant and Equipment or Co-Owned Vaccines Group Intellectual Property Right or any Non-Transferring Tender) including the enforcement at the cost and for the account of the Purchaser of all rights of the relevant Business Seller against any other party thereto;

6.2.2                  to the extent that the Purchaser (or the relevant member of the Purchaser’s Group) is lawfully able to do so and subject to the Seller’s obligations under the Transitional Distribution Services Agreement, the Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) perform the relevant Business Seller’s obligations under the Contract (but only to the extent such obligations do not constitute Excluded Liabilities) as agent or sub-contractor and shall indemnify the Seller and the relevant Business Seller if the Purchaser or the relevant member of the Purchaser’s Group fails to do so;

6.2.3                  to the extent that the Purchaser (or a member of the Purchaser’s Group) is not lawfully able to perform such obligations, the Seller shall procure that the relevant Business Seller shall, (subject to being indemnified by the Purchaser for any Losses the Seller or the relevant Business Seller may incur in connection therewith) do all such things as the Purchaser (or the relevant member of the Purchaser’s Group may direct or reasonably require to enable due performance of the Contract;

6.2.4                  the Seller shall (or shall procure that the relevant Business Seller shall) act in accordance with any reasonable instructions or directions provided to it by the Purchaser (or a relevant member of the Purchaser’s Group) in relation to the management and operation of any Transferred Contract, Transferred Intellectual Property Contract or Relevant Part of any Shared Business Contract (excluding, for the avoidance of doubt, any part of any Shared Business Contract which relates exclusively to the Seller Group’s Retained Business), and the Purchaser shall indemnify the relevant Business Seller for any Losses that the Business Seller may incur in connection therewith, provided that should the Seller (or relevant Business Seller) believe (acting reasonably) that compliance with any instruction or direction given by the Purchaser (or a member of the Purchaser’s Group) pursuant to this sub-paragraph 6.2.4 will result in a breach of Applicable Law (including a breach of the terms of the relevant Contract), (i) the Seller (or relevant member of the Seller’s Group), shall inform the Purchaser (or the member of the Purchaser’s Group which gave the instruction) and shall not be required to implement such instruction or direction; and (ii) the parties shall discuss the concerns of the relevant member of the Seller’s Group in good faith, to determine whether an agreement can be reached such that the relevant instruction or direction can be implemented by the Seller (or the relevant Business Seller);

6.2.5                  without prejudice to the provisions of paragraph 6.2.2 and subject to Applicable Law, the Seller shall provide (or procure that the relevant Business Seller shall provide) the Purchaser (or the relevant member of the Purchaser’s Group) (with access to such documents, facilities, information and assistance as the Purchaser

(or the relevant member of the Purchaser’s Group) may reasonably require with respect to any Transferred Contract, the Transferred Intellectual Property Contract, the Co-Owned Transferred Product Intellectual Property Right, and the Relevant Part of the Shared Business Contract which is subject to the provisions of this paragraph 6; and

6.2.6                  in respect of any Contract for the sale of any Product or Products and any Non-Transferring Tender, the amount of any profit arising from sales pursuant to any such Contract shall be calculated and remitted to the Purchaser in accordance with the relevant provisions of the Transitional Distribution Services Agreement.

6.3                            The Seller shall (or shall procure that the relevant Business Seller shall) retain, carry out, perform and discharge the Seller’s and the Business Seller’s obligations under the Relevant Part of the Mixed Contracts which are Transferred Contracts, and subject to paragraph 6.4, the Seller shall assume, carry out, perform and discharge the Purchaser’s Group and the Vaccines Group Companies’ obligations arising under the Relevant Part of the Mixed Contracts held by a Vaccines Group Company as from Closing.

6.4                            In respect of the Relevant Part of each Mixed Contract held by a Vaccines Group Company from Closing until the relevant Mixed Contracts Separation:

6.4.1                  the relevant Vaccines Group Company shall hold on trust to the extent it is lawfully able to do so or, where it is not lawfully able to do so or where holding on trust is not possible under local law or otherwise impracticable, the Seller and the Purchaser shall make such other arrangements between themselves to provide to the Seller the benefits of the Contract (other than amounts corresponding to any Tax Liability by the relevant Vaccines Group Company in respect of amounts due under or in respect of the Relevant Part of such Mixed Contract) including the enforcement at the cost and for the account of the Seller of all rights of the relevant Vaccines Group Company against any other party thereto;

6.4.2                  to the extent that the Seller (or the relevant member of the Seller’s Group) is lawfully able to do so, the Seller shall perform (or procure that a member of the Seller’s Group performs) the relevant obligations of the relevant Vaccines Group Company under the Contract as agent or sub-contractor and shall indemnify the Purchaser and relevant Vaccines Group Company if the Seller fails to do so; and

6.4.3                  to the extent that the Seller (or a member of the Seller’s Group) is not lawfully able to perform, or procure performance of, such obligations, the Purchaser shall procure that the relevant Vaccines Group Company shall, (subject to being indemnified by the Seller for any Losses the relevant Vaccines Group Company may incur in connection therewith) act in accordance with any reasonable instructions or directions provided to it by the  Seller (or a relevant member of the Seller’s Group) in relation to the management and operation of any Relevant Part of any Mixed Contract, and the Seller shall indemnify the Purchaser and the relevant member of the Purchaser’s Group in respect thereof, provided that should the Purchaser or the relevant member of the Purchaser’s Group believe that compliance with any instruction or direction given by the Seller (or a member of the Seller’s Group) pursuant to this sub-paragraph 6.4.3 will result in a breach of Applicable Law (including a breach of the terms of the relevant Contract), the Purchaser (or relevant member of the Purchaser’s Group), shall inform the Seller

(or the member of the Seller’s Group which gave the instruction and shall not be required to implement such instruction or direction.

7                                      Failure to Obtain Third Party Consents

7.1                            If a Third Party Consent is refused or otherwise not obtained on terms reasonably acceptable to the Purchaser within 18 months of Closing, or in the case of a Separation or a Mixed Contracts Separation, 18 months of the Relevant Election Date or Closing (respectively):

7.1.1                  the Seller shall be entitled to procure the termination of the Transferred Contract, Transferred Plant and Equipment, Transferred Intellectual Property Contract or Relevant Part of the Shared Business Contract and the obligations of the parties under this Agreement in relation to such Transferred Contract, Transferred Intellectual Property Contract or Relevant Part of the Shared Business Contract shall cease forthwith;

7.1.2                  the Seller may request termination of the Relevant Part of the Mixed Contract and the obligations of the parties under this Agreement in relation to such Relevant Part of the Mixed Contract shall cease forthwith;

7.1.3                  references in this Agreement to the Transferred Contracts, Transferred Intellectual Property Contracts, Transferred Plant and Equipment or Relevant Part of the Shared Business Contract and the Vaccines Group Businesses (other than in this paragraph 7) shall be construed as excluding such Transferred Contract, Transferred Intellectual Property Contract, Transferred Plant and Equipment or Relevant Part of the Shared Business Contract; and

7.1.4                  the Seller and the Purchaser shall use all reasonable efforts to put in place alternative arrangements so as to give the Purchaser or the Seller (as the case may be) equivalent benefits or rights as would have been enjoyed under the terminated Transferred Contract, Transferred Intellectual Property Contract, Relevant Part of the Shared Business Contract, Co-Owned Vaccines Group Intellectual Property Right or Relevant Part of the Mixed Contract.

7.2                            Notwithstanding the above, the Purchaser and the Seller may agree at any time after Closing not to seek the Separation of a Shared Business Contract or the Mixed Contracts Separation of a Mixed Contract (to the extent only that the Seller and the Purchaser agree that such Mixed Contract does not contain any competitively sensitive information).

8                                      Non-Transferring Tenders

8.1                            Subject to the termination of any Non-Transferring Tender (or any Relevant Part thereof) pursuant to paragraphs 8.2 and 8.3 below, the provisions of paragraph 6.2 of this Schedule 10 shall continue to apply in respect of a Non-Transferring Tender for the term of the relevant Non-Transferring Tender.

8.2                            The Purchaser may serve written notice on the Seller requesting it at its absolute discretion to (i) terminate (or to procure the termination of) any Non-Transferring Tender which is a Products-Only Tender (an “NTT Products-Only Tender”) or (ii) amend or to procure the amendment of any Non-Transferring Tender which is a Multi-Basket Tender (a “NTT Multi-Basket Tender”) such that the Relevant Part thereof shall be terminated.

8.3                            Upon receipt of such notice, the Seller shall as soon as reasonably practicable thereafter (i) take such steps as are reasonably necessary to terminate the relevant NTT Products-Only Tender and (ii) use its reasonable endeavours to procure an amendment of the relevant NTT Multi-Basket Tender. Where the Purchaser serves such a request:

8.3.1                  any and all actions, claims, demands, proceedings, judgments, liabilities, loss, damages, payments, costs and expenses arising in connection with such termination or amendment (including in respect of any early termination or similar fee or payment and all liabilities costs, expenses and payments suffered or reasonably incurred by the Business Seller in procuring such termination or amendment (as applicable)) shall be for the account of the Purchaser and the Purchaser shall indemnify the relevant Business Seller in respect thereof; and

8.3.2                  the Purchaser shall be solely responsible for putting in place its own arrangements in respect of the matters the subject of such terminated NTT Products-Only Tender or amended NTT Multi-Basket Tender (as the case may be) and no member of the Seller’s Group shall have any responsibility for putting in place any such arrangements.

8.4                            For the avoidance of doubt, if any NTT Products-Only Tender is terminated (or, in the case of a NTT Multi-Basket Tender, amended such that the Relevant Part thereof is terminated) by the relevant Business Seller pursuant to paragraph 8.2 then no member of the Seller’s Group shall be liable to make any payment to the Purchaser or any other member of the Purchaser’s Group in respect of any consideration payable or allocation made under this or any other Ancillary Agreement.

For the purposes of this Schedule, the following terms shall have the following meanings:

“Separation Plan” has the meaning given to it under the Transitional Distribution Services Agreement;

“Identified Risk” means a specifically identified adverse operational, legal or tax impact affecting either the Seller’s Group or the Purchaser’s Group (including an impact on the ability of the Seller’s Group to perform its obligations under the Transitional Distribution Services Agreement) which would arise or which would increase (by more than a de minimis amount) solely by reason of the relevant Distribution Contract transferring to the Purchaser (or the relevant member of the Purchaser’s Group) on a date prior to the Planned Distribution Transfer Date; and

“Planned Distribution Transfer Date” means the Distribution Transfer Date for the applicable Market as set out in the Separation Plan.

Schedule 11
Employees
(Clause 2.4.1)

1                                      Information and consultation

1.1                            At such time as the parties agree to be appropriate following the public announcement of the matters contemplated by this Agreement, the Seller and the Purchaser or the relevant member of the Purchaser’s Group shall jointly communicate to the Employees an agreed notice which shall, other than to the extent the parties agree otherwise:

1.1.1                  inform the Employees that following Closing those Employees who continue to be employed in the Business (as carried on by the Vaccines Group) would be employed by the Purchaser or relevant member of the Purchaser’s Group; and

1.1.2                  comply with the requirements of any applicable national law.

For the avoidance of doubt the parties may agree to issue such notice to different Employees or categories of Employees at different times and in different forms.

1.2                            Notwithstanding the operation of paragraph 1.1 above, the Seller and the Purchaser agree to comply with any more onerous notice requirements imposed by local laws.

1.3                            The Purchaser (on its own behalf and on behalf of any relevant member of the Purchaser’s Group) shall provide the Seller (for itself and any relevant member of the Seller’s Group) with such information and assistance at such times as the Seller may reasonably request or as may be reasonably necessary for the Seller or any other member of the Seller’s Group to comply with any formal or informal requirement to inform or consult with the Employees, a relevant trade union, a relevant works council, or any other employee representatives in connection with the matters contemplated by this Agreement (which formal or informal requirements the Seller hereby undertakes to comply or procure compliance with). Where reasonably necessary to ensure compliance with any formal or informal requirements or obligations to inform or consult with Employees, a relevant trade union, a relevant works council or any other employee representatives in connection with the matters contemplated by this Agreement, the Seller (for itself and for each member of the Seller’s Group) and the Purchaser (for itself and for each member of the Purchaser’s Group) agree that the Purchaser or relevant member of the Purchaser’s Group shall cooperate with and participate in any information, negotiation and/or consultation process as reasonably required by the Seller.

1.4                            As soon as practicable following the date of this Agreement, the Purchaser agrees to provide on a timely basis such information, in writing, in respect of its existing terms and conditions of employment as may reasonably be required by the Seller so as to facilitate the Seller’s information and consultation exercise with its Employees in respect of the matters set out in this Agreement.

2                                      Vaccines Business Employees

2.1                            General

2.1.1                  The Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) fulfil all its duties and obligations under Applicable Law in relation to the Vaccines Business Employees.  Where the provisions of local law do not provide for an automatic transfer of the employment of the Vaccines Business

Employees to the Purchaser or a relevant member of the Purchaser’s Group with effect from (and including) the Closing Date, then paragraph 2.2 below shall apply. Where the provisions of local law do provide for an automatic transfer of employment of the Relevant Vaccines Business Employees to the Purchaser or the relevant member of the Purchaser’s Group with effect from (and including) the Closing Date, then paragraph 2.3 below shall apply.

2.1.2                  Notwithstanding that the employees referred to in the document attached to the email from [***] of Linklaters LLP and received by [***] of Slaughter and May on 25 February 2015 at 15:30 (GMT) may not in fact be working wholly or substantially in the Business (as carried on by the Vaccines Group), the parties hereby acknowledge and agree to treat them as if they are so working for the purposes of this Agreement.

2.1.3                  The parties acknowledge and agree that:

(i)                                 any Deferred Employee shall be treated for all purposes under this Agreement as if such Deferred Employee were a Vaccines Business Employee or a Vaccines Group Company Employee (as appropriate); and

(ii)                             the Purchaser’s obligations under this Schedule 11 shall apply in respect of each Deferred Employee in the same way as they do to each Vaccines Business Employee or Vaccines Group Company Employee (as appropriate); and

(iii)                          if any Deferred Employee accepts an offer of employment made by the Purchaser under paragraph 2.2.1 below or becomes an employee of a Vaccines Group Company after the Closing Date, such Deferred Employee shall further be treated for all purposes under this Agreement as a Transferred Employee.

2.1.4                  For the avoidance of doubt, this paragraph 2 shall not apply to any Excluded Employee, who will remain employed by the Seller or the relevant member of the Seller’s Group.

2.1.5                  The parties agree that no provisions in this paragraph 2 shall require the Purchaser or another member of the Purchaser’s Group (including any Vaccines Group Company) to employ a Relevant Employee on and from the Closing Date until such time as such employee has the right (including, for the avoidance of any doubt, under any grace period) or is otherwise permitted under Applicable Law to accept an offer to work for the Purchaser or relevant member of the Purchaser’s Group and to commence working for the Purchaser or relevant member of the Purchaser’s Group.  Any such employee will only be a “Transferred Employee” for the purposes of this Agreement from the time (the “Transfer Date”) he becomes an employee of a member of the Purchaser’s Group, and any provisions relating to Transferred Employees in this Agreement shall only apply to any such employee with effect on and from the Transfer Date and with the following amendments:

(i)                                  references to the “Closing Date” and the “Effective Time” in paragraphs 4.1, 4.3.1, 4.3.2 and 4.4 shall be replaced with references to the “Transfer Date”;

(ii)                               references to an “Employee” in paragraphs 4.2.1, 4.2.2 and 4.3.5 shall be extended to refer to such Transferred Employee, and to the extent required in respect of such Transferred Employee references to the “Closing Date” and the “Effective Time” shall be replaced with references to the “Transfer Date;

(iii)                          the reference to “basic salary” in paragraph 5.1.1 shall mean the basic salary that applied to such Transferred Employee immediately prior to the Transfer Date;

(iv)                           references to the “Closing Date” and the “Effective Time” in paragraph 6.2 shall be replaced with references to the “Transfer Date”;

(v)                              for the purposes of paragraphs 11.2 and 11.8 references to “Closing” and the “Closing Date” shall be construed as references to the Transfer Date; and

(vi)                           such other amendments as the parties may agree, each acting in good faith.

2.2                            Where no automatic transfer of employment

2.2.1                  In such timescale as the parties may agree in order to comply with any Applicable Law, but in any event at least 15 days prior to the Closing Date, unless agreed otherwise by the parties (such agreement not to be unreasonably withheld by any party), the Purchaser or relevant member of the Purchaser’s Group shall make an offer to each Vaccines Business Employee employed by the Seller or a member of the Seller’s Group to employ him or her under a new contract of employment to commence with effect from (and including) the Closing Date provided that such employee continues to be a Vaccines Business Employee until the Closing Date. Save as otherwise agreed with the Seller (such agreement not to be unreasonably withheld), the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that Vaccines Business Employee immediately prior to the Closing Date. The Purchaser shall keep the Seller updated throughout the offer process on when offers are made and accepted or rejected.

2.2.2                  If the Vaccines Business Employee wishes to accept the offer of employment from the Purchaser or the relevant member of the Purchaser’s Group, then the Seller shall (or shall procure that the relevant member of the Seller’s Group shall), insofar as it is permitted by Applicable Law, waive the requirement on the Vaccines Business Employee concerned to give any period of notice of termination of his or her employment under the terms of his or her employment so as to allow the Vaccines Business Employee to commence employment with the Purchaser or relevant member of the Purchaser’s Group with effect from (and including) the Closing Date.

2.2.3                  The parties agree that where a Relevant Employee (a “Leave Employee”) in the United States is absent on short term disability (including, without limitation, maternity) leave or military leave which will end on or after the Closing Date, and would otherwise have been made an offer of employment to commence with effect from (and including) the Closing Date by the Purchaser or relevant member of the Purchaser’s Group, such an offer shall be made, but employment pursuant to such offer shall commence only with effect from (and including) the date on which the Leave Employee returns to work at the end of such period of short term disability (including, without limitation, maternity) or military leave, provided always that the date of such return to work is no more than six months after the date on which such short term leave began. Any such employee will only be a “Transferred Employee” for the purposes of this Agreement from the time (the “Transfer Date”) he becomes an employee of a member of the Purchaser’s Group, and any provisions relating to Transferred Employees in this Agreement shall only apply to any such employee with effect on and from the Transfer Date and with the following amendments:

(i)                                  references to the “Closing Date” and the “Effective Time” in paragraphs 4.1, 4.3.1, 4.3.2 and 4.4 shall be replaced with references to the “Transfer Date”;

(ii)                               references to an “Employee” in paragraphs 4.2.1, 4.2.2 and 4.3.5 shall be extended to refer to such Transferred Employee, and to the extent required in respect of such Transferred Employee references to the “Closing Date” and the “Effective Time” shall be replaced with references to the “Transfer Date”;

(iii)                          the reference to “basic salary” in paragraph 5.1.1 shall mean the basic salary that applied to such Transferred Employee immediately prior to the Transfer Date;

(iv)                           references to the “Closing Date” and the “Effective Time” in paragraph 6.2 shall be replaced with references to the “Transfer Date”;

(v)                              for the purposes of paragraphs 11.2 and 11.8 references to “Closing” and the “Closing Date” shall be construed as references to the “Transfer Date”; and

(vi)                           such other amendments as the parties may agree, each acting in good faith.

2.2.4                  If any Leave Employee has not returned to work by the date falling six months after the date on which such short term leave began then such Leave Employee shall be treated for all purposes under this Agreement as an Excluded Employee.

2.2.5                  If in relation to any Relevant Employee, the day prior to the Closing Date occurs on a day which is not a Relevant Working Day in the jurisdiction in which that Employee is employed, the parties may agree (such agreement not to be unreasonably withheld by any party), that such Relevant Employees (the “Working Day Relevant Employees”) shall remain employees of the Seller or a member of the Seller’s Group  until the first Relevant Working Day on or after the Closing Date (the “Working Day Employee Termination Date”). If so agreed, the parties agree that the transfer of employment of the Working Day Relevant Employees to the Purchaser or one of its Affiliates shall take effect on and from the day following the Working Day Employee Termination Date which applies to the relevant Working Day Relevant Employee. The Purchaser acknowledges that it will be responsible for the total amount actually paid by the Seller or its Affiliate for compensation and benefits, including any withholding taxes and payroll taxes paid by the Seller’s Group, to or in respect of the Working Day Relevant Employees in relation to their ordinary course of employment for the period on and from the Effective Time to (and including) the Working Day Employee Termination Date which applies to the relevant Working Day Relevant Employee.

2.3                            Where automatic transfer of employment

If the Transfer Regulations do not or are found not to or are alleged not to apply to any person who is a Relevant Vaccines Business Employee and to whom paragraph 2.2 does not apply, the Purchaser agrees that following Closing:

2.3.1                  in consultation with the Seller, the Purchaser or relevant member of the Purchaser’s Group shall within 10 Business Days of being so requested by the Seller (as long as the request is made no later than 3 months after Closing) (or if the Purchaser so chooses), make such Relevant Vaccines Business Employee an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, a date agreed between the parties and such employee; and

2.3.2                  save as otherwise agreed with the Seller (such agreement not to be unreasonably withheld) the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that Relevant Vaccines Business Employee immediately prior to the Closing Date.

3                                      Wrong-pocket arrangements for persons other than Relevant Employees

3.1                            If the contract of employment of any person other than a Relevant Employee is found or alleged to have effect upon Closing as if originally made with the Purchaser or another member of the Purchaser’s Group (including any Vaccines Group Company) as a consequence of this Agreement, or if any Vaccines Group Company employs any person who at Closing does not work wholly or substantially in the Business (as carried on by the Vaccines Group), or if any Vaccines Group Company employs or becomes liable to employ on or after the Closing Date any person other than a Relevant Employee as a consequence of such person exercising a right of objection against the transfer of his employment relationship (including without limitation pursuant to Section 613a para. 6 German Civil Code (BGB)) which results in his continuing employment relationship with that Vaccines Group Company or otherwise exercising a right to be re-hired by that Vaccines Group Company and provided in either case that the right arose in connection with Closing or matters arising prior to Closing, the Seller agrees that following Closing:

3.1.1                  in consultation with the Purchaser, the Seller or relevant member of the Seller’s Group may within 10 Business Days of being so requested by the Purchaser (as long as the request is made no later than 3 months after Closing or, in the case of an objection or a right to be re-hired referred to above, no later than 3 months after that person exercises a right of objection or a right to be re-hired) (or if the Seller so chooses), make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the termination referred to below; and

3.1.2                  the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that person immediately prior to the Closing Date.

3.2                            After the expiry of the 10 Business Days referred to at paragraph 3.1 above, and provided that the relevant member of the Purchaser’s Group takes such steps as are legally possible to terminate the employment of the person concerned as soon as reasonably practicable after becoming aware of the finding, allegation, objection or re-hire referred to at paragraph 3.1 above (either by giving notice or transferring the person by agreement to be concluded between the relevant member of the Purchaser’s Group, the person concerned and the relevant member of the Seller’s Group), the Seller shall be responsible for and shall indemnify and keep indemnified the Purchaser (for itself and as trustee for any relevant member of the Purchaser’s Group) against all Losses from time to time made, suffered or incurred by the Purchaser (or any other member of the Purchaser’s Group) as a result of:

3.2.1                  the actual or alleged transfer to (or continued employment with or right to be employed by) a member of the Purchaser’s Group and (regardless of whether there has been such a transfer) any employment liabilities relating to such person;

3.2.2                  employing such person on and from the Closing Date until such termination (up to the time reasonably expected to have achieved such termination in accordance with the terms of the contract of employment and Applicable Law) but subject to a maximum period of 6 months unless prevented by the terms of the contract of employment or Applicable Law; and

3.2.3                  such termination.

3.3                            The parties agree to co-operate in good faith to minimise the Losses which are subject to the indemnity referred to in paragraph 3.2 above.

3.4                            Save as set out in paragraph 3.5 below, the provisions of this paragraph 3 shall not apply in relation to any of the people listed in Schedule 5 under the heading “Marburg 35”.

3.5                            As soon as any 18 people listed in Schedule 5 under the heading “Marburg 35” have exercised a right of objection or a right to be re-hired referred to at paragraph 3.1 above, then the provisions of this paragraph 3 shall apply in relation to the remaining 17 people listed under the heading “Marburg 35”.

4                                      Employment liabilities

4.1                            All wages, salaries, employer’s liabilities in respect of associated Taxes and other periodic outgoings in respect of the Transferred Employees which relate to a period:

4.1.1                  on and after the Effective Time shall be borne or discharged by the Purchaser or relevant member of the Purchaser’s Group; and

4.1.2                  before the Effective Time shall be borne or discharged by the Seller or relevant member of the Seller’s Group.

4.2                            Subject to paragraph 4.1, the Seller shall (for itself and for each member of the Seller’s Group) indemnify and keep indemnified the Purchaser (for itself and as trustee for each other member of the Purchaser’s Group) against all Losses (ignoring any amount in respect of Employee Benefits, as to which see Schedule 12) in respect of:

4.2.1                  the employment of any Employee at any time prior to the Effective Time (excluding any Transferred Employee Benefit Liabilities (as defined in Schedule 12) which the Purchaser agrees to assume in accordance with Schedule 12);

4.2.2                  any termination of the employment of any Employees prior to the Effective Time and any termination of the employment of any Employees on and after the Effective Time but prior to the Closing Date which are not otherwise covered by paragraph 4.3.2 including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations (excluding any liability arising directly as a result of any breach of the commitments set out in paragraph 5 or 6 below by the Purchaser or a member of the Purchaser’s Group and any act or omission by the Purchaser or any member of the Purchaser’s Group in relation to any Employee before the Closing Date as a result of which that Employee treats his employment as having been terminated prior to the Closing Date);

4.2.3                  any amount which becomes payable to any Employee or benefit to which any Employee becomes entitled by reason of this Agreement or the matters it contemplates, including any change of control or other payment or benefit (and including any enhancement of severance terms on a subsequent termination of employment but excluding any Losses relating to any share-based incentive schemes, as to which see paragraph 11 below);

4.2.4                  any failure by the Seller or any other member of the Seller’s Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement (other than as a result of any failure set out in paragraph 4.3.3 below); and

4.2.5                  any breach by the Seller or any other member of the Seller’s Group of paragraph 4.1.2 above or paragraph 4.4, 4.5 or 10 below.

4.3                            The Purchaser shall (for itself and for each member of the Purchaser’s Group) indemnify and keep indemnified the Seller (for itself and as trustee for each other member of the Seller’s Group) against all Losses (ignoring any amount in respect of Employee Benefits, as to which see Schedule 12) in respect of:

4.3.1                  the employment of any of the Transferred Employees on and after the Effective Time (including, without limitation, any changes to terms and conditions of employment by the Purchaser or any other member of the Purchaser’s Group);

4.3.2                  any termination of the employment of any Transferred Employees on and after the Effective Time and any termination of the employment of any Employees by a member of the Seller’s Group on and after the Effective Time but prior to the Closing Date who would, but for such termination of employment by a member of the Seller’s Group, have been Transferred Employees (save in each case where such termination is in order to facilitate the transfer of any Relevant Employees pursuant to paragraph 2 of this Schedule 11 or is otherwise in connection with any rejection or objection to such transfer in circumstances where paragraph 4.3.5 does not apply) including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations except as contemplated under paragraph 3.2 above;

4.3.3                  any failure by the Purchaser or any other member of the Purchaser’s Group to provide information and reasonable assistance to the Seller to enable the Seller or any other member of the Seller’s Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement;

4.3.4                  any breach by the Purchaser or any other member of the Purchaser’s Group of paragraph 4.1.1 above or paragraph 4.4 or 4.5 below; and

4.3.5                  any act or omission by the Purchaser or any member of the Purchaser’s Group in relation to any Employee before the Closing Date as a result of which that

Employee treats his employment as having been terminated prior to the Closing Date.

4.4                            Any amount payable to or in respect of any Transferred Employee on or after the Closing Date (including without limitation amounts paid under paragraph 4.5 below) which (ignoring vesting conditions and any amount payable in respect of Employee Benefits or otherwise in accordance with Schedule 12) is referable to the period prior to the Effective Time is payable by the Seller (for itself or on behalf of the relevant Share Seller or Business Seller). Responsibility for amounts payable which are only partly referable to the period prior to the Effective Time (again ignoring vesting conditions) is to be shared between the Seller (for itself or on behalf of the relevant Share Seller or Business Seller) and the Purchaser (for itself or on behalf of the relevant member of the Purchaser’s Group) such that the Seller bears S per cent. of the cost and the Purchaser bears P per cent., where S is the percentage of the period by reference to which the amount was earned which fell before the Effective Time and P is the percentage of that period which falls on and after the Effective Time.  Save for the payments described in paragraph 4.5 below, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, pay such amounts when due to the relevant Transferred Employees on or after the Closing Date and shall deduct and/or pay and account for any Tax payable or accountable for by the employer in respect of such amounts. The Seller covenants to reimburse the Purchaser in respect of any such amount (or S per cent. of it where relevant), including any Tax payable or accountable for by the employer in respect of such amount, within 30 days of receiving notification that it has been paid to the extent such amounts are not reflected in the Closing Statement. The Seller will provide the Purchaser with all information and documentation reasonably necessary to allow such payments to be made.

4.5                            Following the Closing Date:

4.5.1                  the Seller shall, or shall procure that a member of the Seller’s Group shall, pay a pro-rated cash bonus for the current bonus year as at the Effective Time and any unpaid cash bonus for the bonus year which ended before the Effective Time to each Transferred Employee who participated in such annual cash bonus plan within 90 days following the Closing Date. For the avoidance of doubt, this paragraph 4.5.1 shall apply whether or not a member of the Seller’s Group provides post-Closing payroll services to a Vaccines Group Company; and

4.5.2                  where the Seller is able to determine performance, any such bonus payment made to such eligible employees will be based on the Seller’s determination of performance to the Effective Time and (where applicable) pro-rated to the Effective Time; or

4.5.3                  where the Seller is unable to determine performance (either business or individual), for example, because the Effective Time occurs near the start of the bonus year, the Seller shall calculate any such bonus payment based on a deemed achievement of performance conditions at target level pro-rated to the Effective Time; and

4.5.4                  as soon as reasonably practicable after the Closing Date, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, provide such information as the Seller requires in order for the Seller to calculate the Tax payable or accountable for by the employer in respect of such bonus payments; and

4.5.5                  if and to the extent permitted by Applicable Law, the Seller shall, or shall procure that such other member of the Seller’s Group shall, deduct and/or account for any Tax payable or accountable for by the employer in respect of such bonus payments; or

4.5.6                  if and to the extent paragraph 4.5.5 above is not permitted by Applicable Law, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, pay and/or account for any Tax payable or accountable for by the employer in respect of such bonus payments and the Seller shall reimburse the Purchaser in respect of such amounts so paid and/or accounted for; and

4.5.7                  where any amount in respect of payments made by the Seller or any other member of the Seller’s Group pursuant to this paragraph 4.5 is reflected in the Closing Statement, the Purchaser shall reimburse the Seller in respect of the amount so reflected. For the avoidance of doubt, no reimbursement by the Purchaser shall be due in respect of any such payment to the extent it is not reflected in the Closing Statement.

4.6                            If any loan made by a member of the Seller’s Group to a Transferred Employee (an “Employee Loan”) remains outstanding at the Closing Date, then the parties shall co-operate in good faith to procure an outcome such that:

4.6.1                  the Employee Loan shall be discharged in full within a reasonable period after the Closing Date and the relevant member of the Seller’s Group shall receive all outstanding amounts of principal and interest under the Employee Loan (either from the relevant Transferring Employee or from a member of the Purchaser’s Group); and

4.6.2                  a loan in the same amount and on the same terms as to interest and repayment as the outstanding portion of the Employee Loan shall be made available by the Purchaser to the relevant Transferred Employee.

5                                      Protection of terms and conditions and termination rights post-Closing

5.1                            Without prejudice to paragraph 5.4 below, the Purchaser shall procure that for a period of 24 months following the Closing Date:

5.1.1                  each Transferred Employee will (for so long as such Transferred Employee continues in the same role with any member of the Purchaser’s Group save that the Purchaser shall not seek to demote any Transferred Employee to avoid the application of this provision) continue to receive at least the same basic salary; and

5.1.2                  each Transferred Employee will continue to receive contractual benefits (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans) which the Purchaser reasonably considers to be substantially comparable, taken as a whole, to the contractual benefits (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans) of such Transferred Employee immediately prior to the Closing Date; and

5.1.3                  no Transferred Employee will suffer a change to his overall employment terms (whether contractual or otherwise) and including, without limitation, any related to length of service (but excluding Employee Benefits and any share-based incentive schemes or other long-term incentive plans), which, when taken as a whole viewed in the round (including to the extent relevant alongside any other changes being made at the same time to that Transferred Employee’s employment terms), would in the Purchaser’s reasonable opinion acting in good faith, be regarded as materially detrimental.

5.2                            The Purchaser confirms that, following the Closing Date and for so long as the Transferred Employees continue in the employment of any member of the Purchaser’s Group, the Transferred Employees will be eligible to participate in those share-based incentive schemes or other long-term incentive plans that are operated by the Purchaser or relevant members of the Purchaser’s Group from time to time for employees of equivalent status, subject always to the rules of such share-based incentive schemes or long-term incentive plans and any qualifying conditions.

5.3                            The Seller shall provide or shall cause to be provided to any member of the Purchaser’s Group such information reasonably requested in writing by any member of the Purchaser’s Group to enable the Purchaser to comply with its obligations in paragraph 5.1 above.

5.4                            If the employment of any Transferred Employee is terminated by reason of redundancy within 24 months following the Closing Date, the Purchaser shall procure that there shall be provided to such Transferred Employee benefits which are equivalent to those provided under such redundancy and severance policies and benefits (whether contractual or otherwise and giving due credit to the Transferred Employees for any additional service or earnings from the Closing Date onwards) (but excluding Employee Benefits) as were applicable in respect of the particular Transferred Employee immediately prior to the Closing Date, to the extent that such policies and benefits are notified in writing to the Purchaser prior to the Closing Date.  If, at any time during the 24 month period immediately following the Closing Date, the Purchaser places any Transferred Employee into a redundancy selection process, the Purchaser undertakes that, in determining such selection, it will or will procure that the relevant member of the Purchaser’s Group will take no account of the costs of dismissal of any person within the relevant selection pool (including such Transferred Employee). For the avoidance of doubt, redundancy payments of the type described in this paragraph 5.4 (whether paid within 24 months of Closing or later) are not intended to be covered by the apportionment mechanism at paragraph 4.4 above.

5.5                            For the avoidance of doubt, the provisions of this paragraph 5 are without prejudice to the operation of any rule of law in relation to the terms and conditions of employment of the Transferred Employees.

6                                      Benefits arrangements/service continuity

6.1                            Each Transferred Employee shall have their service with the Seller’s Group and their respective predecessors recognised under any employee benefit plans or arrangements of the Purchaser’s Group for all purposes of eligibility, vesting and accrual of benefits to the extent past service was recognised for such Transferred Employee under a comparable plan or arrangement immediately prior to the Closing Date. Notwithstanding the foregoing, nothing in this paragraph 6.1 shall be construed to require recognition of service for the purposes of calculation of Employee Benefits or that would result in:

6.1.1                  any additional liability being assumed by the Purchaser’s Group in respect of Employee Benefits other than subject to and in accordance with the provisions of Schedule 12;

6.1.2                  duplication of benefit;

6.1.3                  recognition of service for any purposes under any plan or arrangement for which participation, service and/or benefits accrual is frozen or any post-retirement medical plan; or

6.1.4                  recognition of service under a newly established plan or arrangement for which prior service is not taken into account for employees of the Purchaser’s Group generally.

6.2                            Without limiting the foregoing, with respect to the Transferred Employees, the Purchaser shall, or shall cause such other member of the Purchaser’s Group to, be responsible for all paid time off benefits, including vacation pay, sick pay, banked leave, flexitime and other payments for time off of normal work hours accrued by the Transferred Employees up to the Closing Date, provided that, if the value of such matters (excluding normal accrued but untaken annual leave for the year current as at the Closing Date) would exceed US$7.5 million if accrued for in a balance sheet in accordance with IFRS prior to the Effective Time, then the Seller shall compensate the Purchaser for such matters accrued prior to the Effective Time (again excluding normal accrued but untaken annual leave for the year current as at the Closing Date) by paying the Purchaser an amount equal to that value, less any amount actually accrued and transferred to the Purchaser for such matters.

6.3                            With respect to any welfare plan maintained by the Purchaser or any other member of the Purchaser’s Group in which Transferred Employees are eligible to participate after the Closing Date, the Purchaser shall:

6.3.1                  waive all limitations as to pre-existing conditions, exclusions, evidence of insurability provisions, waiting periods with respect to such participation and coverage requirements or similar provisions under a Purchaser’s benefit plans that are welfare plans (as defined in section 3(1) of ERISA or any equivalent Applicable Law) applicable to such employees to the extent such conditions, exclusions and waiting periods or other provisions were satisfied or did not apply to such employees under welfare plans maintained by the Seller or other members of the Seller’s Group prior to the Closing Date; and

6.3.2                  provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan in the year in which Closing occurs, to the extent credited under the welfare plans maintained by the Seller or other members of the Seller’s Group prior to the Closing Date.

7                                      US Transferred Employees

With effect on and from the Closing Date, the Purchaser shall, or shall procure that such other members of the Purchaser’s Group shall, assume the responsibility and obligation to provide COBRA continuation coverage to all Transferred Employees who are employed in the United States and/or covered by US Benefit Plans and whose employment is terminated after the Closing Date and their eligible dependents.

8                                      Shared Employees

After the date of this Agreement, the Seller shall identify any Shared Employees who work wholly or substantially in the Business (as carried on by the Vaccines Group) but who are not Vaccines Group Company Employees or Vaccines Business Employees. In

consultation with the Purchaser, the Seller will procure that a Vaccines Group Company will offer employment to any such employee before the Closing Date, to take effect from immediately before the Closing Date (provided that such employee continues to work wholly or substantially in the Business (as carried on by the Vaccines Group) until the Closing Date) or, where that is not reasonably practicable or there is no Vaccines Group Company in the country in which the employee works, the Purchaser shall treat such employee as if he or she were a Vaccines Business Employee (provided that such employee continues to work wholly or substantially in the Business (as carried on by the Vaccines Group) until the Closing Date) and the provisions of this Schedule 11 will apply to him or her and further provided, however, that these arrangements will apply to no more than 10 full time equivalent employees.

9                                      International Assignees

Where Applicable Law does not provide for the automatic transfer of employment of any International Assignee and/or the other terms governing their international assignment, the Purchaser shall assume and agree to be bound by the individual contract of employment and such other terms governing their international assignment including any tax equalisation agreement entered into between an International Assignee and a member of the Seller’s Group provided that such employee becomes a Transferred Employee and the Seller has disclosed to the Purchaser the template international assignment terms of the Seller’s Group prior to the Closing Date.

10                               Liability for retention arrangements

The Seller or any other member of the Seller’s Group has or will put in place certain retention arrangements (in the form of cash) to retain key employees in connection with the matters contemplated by this Agreement. To the extent that details of such retention arrangements are disclosed to the Purchaser prior to the Closing Date, and in respect of arrangements put in place after the date of this Agreement, with the agreement of the Purchaser, the Purchaser shall, or shall procure that such other member of the Purchaser’s Group shall, make the cash retention payments when due to the relevant Transferred Employees on or after Closing and shall deduct and/or pay and account for any Tax payable or accountable for by the employer in respect of such cash payments. The Seller covenants to reimburse the Purchaser in respect of any cash retention payments, whether or not disclosed (including any Tax payable or accountable for by the employer in respect of such payments), which are put in place prior to the Closing Date. The Seller acknowledges that the Purchaser may ask the Seller to put in place more generous retention arrangements than those proposed by the Seller (including, where practicable, putting in place retention arrangements which last for a period of at least six months following Closing) and will not unreasonably withhold consent to such arrangements provided that any incremental cost of such arrangements over and above the cost of the Seller’s own proposals will be for the Purchaser’s account. The Seller will provide the Purchaser with all information and documentation reasonably necessary to allow such payments to be made.

11                               Share-based incentive schemes

11.1                     This paragraph 11 applies notwithstanding any other provision of this Agreement.

11.2                     Subject to paragraph 11.11, the Seller undertakes to use its best endeavours to ensure that share-based awards held by Transferred Employees pursuant to a share-based incentive scheme operated by the Seller or another member of the Seller’s Group (“Relevant Awards”) shall be treated in a manner consistent with the “good leaver treatment” in the share-based incentive schemes operated by the Purchaser, to the extent possible under the relevant plan rules and any Applicable Law.  Where Relevant Awards are subject to performance (or other) conditions and it is not possible to determine whether or not such conditions have been met at the applicable early vesting date (or within a reasonable period thereafter), the Seller and Purchaser agree that performance shall be deemed “on target”.

For the avoidance of doubt:

(a)                              where necessary and subject to (b), the Seller shall rely on the exercise of existing discretions in the relevant plan rules and (provided the approval of the Seller’s shareholders is not required) shall be expected to amend the relevant plan rules to achieve the “good leaver treatment”;

(b)                              the Seller (or relevant member of the Seller’s Group) shall not take any action which would require shareholder approval or which could trigger any significant legal, Tax or operational issues for the relevant Transferred Employee (including the loss of any Tax-favourable treatment), the Seller’s Group or the Purchaser’s Group.

For the purposes of this paragraph 11.2, the “good leaver treatment” shall be that:

(c)                               Relevant Awards shall not lapse or be forfeited as a result of Closing except to the extent that they do not vest in accordance with (D) and/or (E) below;

(d)                              Relevant Awards shall vest early as a result of Closing and shall be time pro-rated to take account of the reduced period of time, as a proportion of the original vesting period, that the relevant Transferred Employee worked within the Seller’s Group (calculated on the basis of the number of years of service as at the Closing Date, where part years of service are rounded up); and

(e)                               Relevant Awards that vest after the Closing Date shall remain subject to any relevant performance (or other) conditions, adjusted as necessary to take account of Closing and measured up to the applicable early vesting date.

For the purposes of this paragraph 11.2, “on target” performance shall not be construed as permitting share-based awards to vest in full.

11.3                     The Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for any Liabilities borne by the Purchaser’s Group in connection with the Relevant Awards, including any Tax.  The Purchaser agrees to use its best endeavours to seek any applicable Tax relief in respect of the Relevant Awards and to indemnify the Seller in respect of any Tax relief obtained, provided always that the Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner.

11.4                     Subject to paragraph 11.5, the Seller undertakes to inform the Purchaser of the vesting or exercise (as applicable) of the Relevant Awards and to provide, in a timely manner, details of the Relevant Awards that so vest or are exercised so that the Purchaser’s Group can make any applicable withholdings for Tax and pay any Tax for which the Purchaser’s

Group is liable in respect of the Relevant Awards to the relevant Tax Authority within any applicable timescale.

11.5                     To the extent permitted under the relevant plan rules and any Applicable Law, the Seller undertakes to sell such number of the shares underlying the Relevant Awards as may be necessary for the sale proceeds to satisfy any applicable Tax withholdings and to pay such amounts to the Purchaser in sufficient time for the Purchaser to pay such Tax to the relevant Tax Authority within any applicable timescale, provided always that the Purchaser provides the Seller with any information that the Seller may reasonably request in this respect in a timely manner.

11.6                     The Seller undertakes to procure that each relevant member of the Seller’s Group will pay any Tax for which such member is liable in respect of the Relevant Awards to the relevant Tax Authority within any applicable timescale.

11.7                     The Seller undertakes to procure the completion of any relevant Tax Return in respect of the Relevant Awards and to procure the submission of any such Tax Return to the relevant Tax Authority within any applicable timescale.

11.8                     This paragraph shall apply where Relevant Awards lapse or are forfeited (or will lapse or be forfeited) either in whole or in part as a result of Closing. As soon as practicable following Closing with the intention being, where possible, to grant within 30 days of the Closing Date or the first date after the Closing Date when dealing restrictions do not apply (and, in any event, by the later of 90 days from the Closing Date and 90 days from the first date after the Closing Date when the granting of share-based awards is not prevented by dealing restrictions) subject in both cases to the relevant plan rules and any Applicable Law, the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of the portion of their Relevant Awards which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing (valued as at the Closing Date), where relevant, disregarding any loss (or expected loss) of Tax-favourable treatment (each a “Compensation Award”).  To the extent that (i) it could reasonably have been expected that any related matching share award and/or free share award would have been granted to a Transferred Employee following Closing in connection with any Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing (each a “Relevant Matching Award”), and (ii) such Relevant Matching Award has not been granted (or will not be granted) as a result of Closing, on or around the date on which such Relevant Matching Award would, in the ordinary course of business, have been made by the Seller (or member of the Seller’s Group), the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of such Relevant Matching Award (valued as at the date of grant of the related Matching Award, defined below), where relevant, disregarding any loss (or expected loss) of Tax-favourable treatment (each a “Matching Award”), subject to the relevant plan rules and any Applicable Law.

Such Compensation Awards and Matching Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Purchaser’s Group at the time of grant the Purchaser considers most closely aligned to the share-based incentive plan operated by the Seller’s Group pursuant to which the related Relevant Award had been granted (or related Relevant Matching Award would have been granted) but will vest according to a vesting schedule substantially similar to the vesting schedule that would have otherwise applied to the related Relevant Award or related Relevant Matching Award if Closing had not occurred.  In such cases:

(a)                              the Purchaser undertakes to seek any applicable Tax relief in respect of the Compensation Awards and Matching Awards and to indemnify the Seller in respect of 50 per cent of any Tax relief obtained, provided always that the Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner;

(b)                              where a Compensation Award or Matching Award is granted in the form of a restricted share award, the Purchaser undertakes to obtain a valid election pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 (or, as applicable, any similar Tax election that is available pursuant to any Applicable Law in another jurisdiction), provided that, if either party makes representations to the other party to waive this obligation in respect of certain Compensation Awards or certain Matching Awards and the other party consents to such waiver (such consent not to be unreasonably withheld), this paragraph (B) shall not apply in respect of such Compensation Awards or Matching Awards; and

(c)                               the Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for 50 per cent. of any Liabilities borne by the Purchaser’s Group in connection with such Compensation Awards and Matching Awards, including any Tax, provided that:

(i)                                 the Seller shall not indemnify the Purchaser (or relevant member of the Purchaser’s Group) to the extent that the Purchaser (or member of the Purchaser’s Group) compensates Transferred Employees for any loss (or expected loss) of Tax-favourable treatment in respect of Relevant Awards or for any Liabilities to Tax as contemplated in paragraph 11.9 below;

(ii)                              the Seller only agrees to indemnify the Purchaser (or member of the Purchaser’s Group) to a maximum of 50 per cent of the total of (i) the value of the portion of such Relevant Awards that lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing, (ii) the value of the Relevant Matching Awards, and (iii) any related Liabilities, including any Tax; and

(iii)                           for the avoidance of doubt, the Seller shall not indemnify the Purchaser (or member of the Purchaser’s Group) for any lapse or forfeiture (or expected lapse or forfeiture) due to a failure to meet any applicable performance (or other) conditions.

For these purposes, the compensation in respect of the portion of a Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing shall not exceed the difference between (i) the value of the Relevant Award which could reasonably have been expected to vest on the normal vesting date but for Closing (subject, where applicable, to performance (or other) conditions), and (ii) the value of the Relevant Award which actually vested (or will vest) as a result of Closing.

For the purposes of this paragraph 11.8:

(a)                              the portion of a Relevant Award which lapsed or was forfeited (or will lapse or be forfeited) as a result of Closing shall be valued on the basis of the average price of an ordinary share in the capital of the Seller over the five trading days immediately prior to Closing;

(b)                              the value of a Compensation Award to be granted shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant;

(c)                               the value of a Relevant Matching Award shall be valued on the basis of the average price of an ordinary share in the capital of the Seller over the five trading days immediately prior to the date of grant of the related Matching Award;

(d)                              the value of a Matching Award to be granted shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant; and

(e)                               any currency conversion shall be made in accordance with Clause 1.13.1 of this Agreement.

11.9                     To the extent that any payment to a Transferred Employee (whether by the Seller’s Group or by the Purchaser’s Group) would trigger Liabilities to Tax under section 280G of the United States Internal Revenue Code (“Section 280G”), the relevant Transferred Employee shall be allowed to choose whether to accept the full payment (and pay any relevant Section 280G Tax) or to receive such lower payment as may be necessary in order to fall below the Section 280G threshold for Tax.  To the extent that any similar Tax would arise pursuant to any Applicable Law in another jurisdiction, this paragraph 11.9 shall apply mutatis mutandis.

11.10              This paragraph shall apply where: (i) a Transferred Employee would, in the ordinary course of business, have been granted a share-based award pursuant to a share-based incentive scheme operated by the Seller or another member of the Seller’s Group on the basis of performance criteria linked to the Seller’s Group’s 2014 financial year (which may, for the avoidance of doubt, be business and/or individual performance criteria and assessment) (each a “2014 Performance Award”), and (ii) Closing occurs prior to the grant of such 2014 Performance Award.  As soon as practicable following Closing (and, in any event, by the later of 30 days from the Closing Date and 30 days from the date when the value of each 2014 Performance Award has been determined), the Seller shall notify the Purchaser in writing of the value of each 2014 Performance Award and under which share-based incentive plan operated by the Seller’s Group the related 2014 Performance Award would have been granted.  As soon as practicable following the receipt of such notice (and, in any event, by the later of 30 days from the receipt of such notice and 30 days from the first date following the receipt of such notice when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), the Purchaser (or member of the Purchaser’s Group) shall grant each relevant Transferred Employee a share-based award over shares in the capital of the Purchaser substantially equal in value (valued as at the date of grant) to the value of the 2014 Performance Award which would have been granted but for the occurrence of Closing. Such 2014 Performance Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Purchaser’s Group at the time of grant the Purchaser considers most closely aligned to the share-based incentive plan operated by the Seller’s Group pursuant to which the related 2014 Performance Award would have been granted. In such cases:

(a)                              the Purchaser undertakes to seek any applicable Tax relief in respect of the 2014 Performance Awards and to indemnify the Seller in respect of any Tax relief obtained, provided always that the Seller provides the Purchaser with any information that the Purchaser may reasonably request in this respect in a timely manner;

(b)                              where a 2014 Performance Award is granted in the form of a restricted share award, the Purchaser undertakes to obtain a valid election pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 (or, as applicable, any similar Tax election that is available pursuant to any Applicable Law in another jurisdiction), provided that, if either party makes representations to the other party to waive this obligation in respect of certain 2014 Performance Awards and the other party consents to such waiver (such consent not to be unreasonably withheld), this paragraph (b) shall not apply in respect of such 2014 Performance Awards; and

(c)                               the Seller agrees to indemnify the Purchaser (or relevant member of the Purchaser’s Group) for any Liabilities borne by the Purchaser’s Group in connection with such 2014 Performance Awards, including any Tax.

The grant of a 2014 Performance Award to a Transferred Employee shall be taken into account by the Purchaser when determining the extent to which that Transferred Employee shall participate in incentive arrangements (other than any Compensation Award or Matching Award) operated by the Purchaser’s Group following Closing.

For the purposes of this paragraph 11.10:

(d)                              the value of a 2014 Performance Award to be granted shall: (i) be determined by the Seller acting reasonably and in good faith, (ii) be consistent with past practice and with the level of similar awards granted to employees remaining in service within the Seller’s Group, (iii) take into account the relevant business and/or individual performance criteria linked to the Seller’s Group’s 2014 financial year, and (iv) if Closing occurs before 31 December 2014, be time pro-rated to take account of the reduced period of time, as a proportion of the Seller’s Group’s 2014 financial year, that the relevant Transferred Employee worked within the Seller’s Group (calculated on the basis of the number of complete months of service as at the Closing Date);

(e)                               the number of shares to be placed under a 2014 Performance Award shall be valued on the basis of the average price of an ordinary share in the capital of the Purchaser over the five trading days immediately prior to the date of grant; and

(f)                                any currency conversion shall be made in accordance with Clause 1.13.1 of this Agreement.

11.11              This paragraph shall apply if any member of the Seller’s Group’s corporate executive team (or similar body) is a Transferred Employee (each a “CET Member”). The treatment of share-based awards held by CET members shall be determined by the remuneration committee of the board of directors of the Seller (acting reasonably and in good faith and following informal consultation with the Purchaser), subject to the rules of any relevant share-based incentive scheme and any Applicable Law, and the provisions of paragraphs 11.8 and 11.10 shall apply.

12                               Delayed Employees

12.1                     In this Schedule:

“Controlled Business Instruction” has the meaning given to it in Schedule 25;

“Delayed Business Employees” means (i) the Relevant Vaccines Business Employees who immediately prior to the Closing Date work in any of the Delayed Vaccines Group Businesses, and (ii) any employees of any member of the Seller’s Group who are appointed to their position (whether by internal or external hire) on or after the Closing Date in accordance with a Controlled Business Instruction or Seller Involvement Instruction to work wholly or substantially in the Business (as carried on by the Vaccines Group) (other than the Delayed Company Employees), and in each case for so long as they are not assigned to work other than wholly or substantially in the Business (as carried on by the Vaccines Group);

“Delayed Closing Date” has the meaning given to it in Schedule 25;

“Delayed Company Employees” means (i) the Relevant Vaccines Company Employees who immediately prior to the Closing Date are employees of any of the Delayed Vaccines Group Companies, and (ii) any employees of any of the Delayed Vaccines Group Companies who are appointed to their position (whether by internal or external hire) on or after the Closing Date to work wholly or substantially in the Business (as carried on by the Vaccines Group) in accordance with a Controlled Business Instruction or Seller Involvement Instruction, and in each case for so long as they are not assigned to work other than wholly or substantially in the Business (as carried on by the Vaccines Group);

“Delayed Employees” means the Delayed Business Employees and the Delayed Company Employees;

“Delayed Vaccines Group Business” has the meaning given to it in Schedule 25;

“Delayed Vaccines Group Company” has the meaning given to it in Schedule 25; and

“Seller Involvement Instruction” has the meaning given to it in Schedule 25.

12.2                     The parties intend and agree that:

12.2.1           the employment of the Delayed Employees shall not be transferred by the Seller or another member of the Seller’s Group to a member of the Purchaser’s Group on and from the Closing Date but shall transfer on and from the Delayed Closing Date which relates to the Delayed Vaccines Group Company or Delayed Vaccines Group Business associated with that Delayed Employee;

12.2.2           notwithstanding the intention at paragraph 12.2.1 above, if the contract of employment of any Delayed Employee is found or alleged to have effect at any time prior to the Delayed Closing Date as if originally made with the Purchaser or another member of the Purchaser’s Group (including any Vaccines Group Company) as a consequence of this Agreement, paragraph 3 shall not apply in relation to that Delayed Employee and as a result the parties shall in good faith seek to agree as soon as reasonably practicable how best to deal with such unintended transfer or allegation of transfer having regard to the reason why the individual’s transfer to the Purchaser or another member of the Purchaser’s Group (including any Vaccines Group Company) was delayed but provided that, if the parties are unable to reach such agreement within a reasonable period and if it is agreed that such Delayed Employee’s contract of employment has so transferred, then such Delayed Employee shall be treated from the time he actually became so employed as a “Transferred Employee” (and no longer a Delayed Employee) for the purposes of this Agreement;

12.2.3           no provisions in paragraph 2 shall require the Purchaser or another member of the Purchaser’s Group (including any Vaccines Group Company) to employ, or make an offer to employ, a Delayed Employee, on and from the Closing Date;

12.2.4           paragraph 2.2 shall be amended to the extent required so that it applies to Delayed Business Employees and, in respect of such Delayed Business Employees, references to the “Closing Date” shall be replaced with references to the “Delayed Closing Date which relates to the Delayed Vaccines Group Business associated with that Delayed Employee”;

12.2.5           paragraph 2.3 shall be amended to the extent required so that it applies to Delayed Business Employees and, in respect of such Delayed Business Employees, references to the “Closing Date” or “Closing” shall be replaced with references to the “Delayed Closing Date which relates to the Delayed Vaccines Group Business associated with that Delayed Employee”; and

12.2.6           paragraph 3 shall be amended to the extent required so that it applies on each Delayed Closing Date in respect of any person who is not at that time a Delayed Business Employee or Delayed Company Employee and any references to the “Closing Date” or “Closing” shall be replaced with references to that “Delayed Closing Date”.

12.3                     Notwithstanding the provisions of paragraph 12.2 above, the parties agree that each Delayed Employee shall, with effect from and including the Closing Date, be treated for economic purposes as if he is employed by a member of the Purchaser’s Group, and as a consequence will be deemed to be a “Transferred Employee” (meaning that the Purchaser will be economically responsible for all costs and liabilities relating to his employment on and from the Effective Time or termination of his employment on and from the Effective Time) provided that such treatment shall not result, in relation to any Delayed Employee, in any member of the Purchaser’s Group being liable for any costs and liabilities under this Schedule to the extent that any such costs and liabilities arise from (i) any failure by the relevant member of the Seller’s Group prior to a Delayed Employee’s Delayed Closing Date, without good reason, to comply with any Controlled Business Instruction or Seller Involvement Instruction in relation to that Delayed Employee; or (ii) any claim by a Delayed Employee as a result of any breach of contract or Applicable Law by the relevant member of the Seller’s Group (other than in express compliance with any Controlled Business Instruction or Seller Involvement Instruction or as otherwise expressly agreed in writing by the Purchaser) in respect of such Delayed Employee. Any amount payable pursuant to this paragraph 12.3 shall be paid in accordance with Part 4 of Schedule 25, For the avoidance of doubt, no provision of this paragraph 12.3 shall entitle the Seller or any member of the Seller’s Group to recover any amount in respect of any Delayed Employee if that would entitle that Seller or member of the Seller’s Group to recover more than once in respect of the same amount under this Agreement or any Ancillary Agreement.

12.4                     For the purposes of paragraphs 11.2 and 11.8 above, references to “Closing” and the “Closing Date” shall be construed as references to the relevant Closing, Closing Date or Delayed Closing Date which applies to each of the relevant Transferred Employees.

Schedule 12
Employee Benefits
 (Clause 2.4.2)

In this Schedule 12:

“Delayed Business Employees” has the meaning given to it in Schedule 11;

“Delayed Company Employees” has the meaning given to it in Schedule 11;

“Delayed Employees” has the meaning given to it in Schedule 11;

“Employee Benefits” means benefits to or in respect of any current or former employee, including without limitation, any pension, early retirement, disability, death benefit, long service awards, termination indemnity (such as Italian TFR) or post-retirement medical benefits or deferred compensation linked to retirement, disability or death benefits or old age part-time benefits (such as German ATZ) and jubilee payments;

“Employee Benefit Liabilities” means liabilities and obligations (whether funded or unfunded) in respect of any employee benefit promise, scheme, plan, fund, program, policy, practice or other individual or collective arrangement providing Employee Benefits;

“Purchaser Funding Assumptions” means, in relation to any Transferred Employee Benefits, where a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), and there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund those similar or comparable benefits to a funding target which is determined by reference to a method and assumptions other than IFRS (such as would, for example, be the case in relation to UK HMRC-registered defined benefit pension obligations), then that method and those assumptions as in force in relation to those similar or comparable benefits immediately prior to the date of this Agreement (so, taking the example of UK defined benefit obligations, this would be the method and assumptions used to determine the relevant plan’s technical provisions as at the date of this Agreement — regardless of whether the plan is in fact fully funded on that basis at any relevant time);

“Purchaser IFRS Assumptions” means, in relation to any Transferred Employee Benefits, where a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the method and assumptions used most recently prior to the date of this Agreement to value those similar or comparable benefits by the Purchaser’s Group (or any relevant member thereof) for IFRS accounting purposes;

“Seller Funding Assumptions” means, in relation to any Transferred Employee Benefits, if there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund those Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS (such as would, for example, be the case in relation to UK HMRC-registered defined benefit pension obligations), then that method and those assumptions as in force in relation to those Transferred Employee Benefits immediately prior to the date of this Agreement (so, taking the example of UK defined benefit obligations, this would be the method and assumptions used to determine the relevant plan’s technical provisions as at the date of this Agreement — regardless of whether the plan is in fact fully funded on that basis at any relevant time);

“Seller IFRS Assumptions” means, in relation to any Transferred Employee Benefits, the method and assumptions used by the Seller’s Group (or the most relevant member thereof) most recently prior to the date of this Agreement to value those Transferred Employee Benefits for IFRS accounting purposes;

“Swiss Actuary” means an actuary: (a) who can reasonably be viewed: (i) as independent of both the Purchaser and the Seller; and (ii) as familiar with Swiss pension issues; and (b) whom the Purchaser and Seller have agreed should be jointly appointed by them for the purposes of determining the Swiss Assumptions or who in default of such agreement has been appointed by the Swiss Association of Actuaries or other industry body of actuaries in Switzerland as agreed by the Seller and the Purchaser;

“Swiss Assets” means cash with a value equal to the aggregate of:

(i)                                  the value of the vested benefits, as at the Effective Time, held by the Swiss Pension Providers on behalf of each Transferred Employee in Switzerland;

multiplied by

(ii)                               the applicable coverage ratio as determined by the board of trustees of the Swiss Pension Providers in accordance with Article 44 BVV2 (Swiss Ordinance on Occupational Retirement, Survivors’ and Disability Pension Plans) under the partial liquidation regulations of each of Novartis Pensionskasse 1, Novartis Pensionskasse 2 and Kaderkasse Novartis on the assumption that the Swiss Assets were to transfer to the Purchaser’s replacement pension vehicle at the Effective Time;

“Swiss Assumptions” means, in relation to any Transferred Employee Benefits in Switzerland, the Seller IFRS Assumptions adjusted:

(a)                              by replacing any assumed “cash balance” annuity conversion rate in the Seller IFRS Assumptions with a conversion rate which the Swiss Actuary certifies to the Purchaser and the Seller as representing a reasonable estimate of the likely effective overall blended conversion rate which will apply in relation to the Transferred Employee Benefits in question, having regard to the changes to the rate which can (having regard to longevity projections, legal and governance constraints around Swiss pension structures and such other matters as the Swiss Actuary considers relevant) in the Swiss Actuary’s opinion reasonably be expected to occur during the expected service lives of the Transferred Employees to whom the Transferred Employee Benefits relate, and weighting the impact of those changes by reference to the ages of the relevant employees (and so the extent to which the changes will in fact operate to reduce the effective liability on the Purchaser); and

(b)                              by removing any reserve for death or disability benefits to the extent that the Swiss Actuary certifies to the Purchaser and the Seller that it constitutes a reserve for liabilities to and in respect of the relevant Transferred Employees which could reasonably be externally insured by the Purchaser without introducing a new ongoing cost on the Purchaser which was not reflected in the Accounts;

“Swiss EB Liabilities” means those of the Transferred Employee Benefit Liabilities that are attributable to the Transferred Employees in Switzerland;

“Swiss Employee Benefits” means the benefits to which the Swiss EB Liabilities relate;

“Swiss Pension Providers” means the provider(s) of Swiss Employee Benefits;

“Swiss Post-Closing Employers” means the Vaccines Group Companies, and any relevant members of the Purchaser’s Group which employ the Transferred Employees in Switzerland on and from Closing;

“Temporary Participation Plan” means any plan or arrangement (whether funded or unfunded) for the provision of Employee Benefits in which Transferred Employees participate prior to Closing and continue (for any reason, whether by special arrangement as is the case for the Swiss Post-Closing Employers or because they are Delayed Business Employees or Delayed Company Employees, or otherwise) to participate for a temporary period after Closing; and

“Temporary Participation Cessation Date” means, in relation to any Temporary Participation Plan, the date on which Transferred Employees cease to participate in the relevant plan or arrangement.

For the purposes of each of the Purchaser Funding Assumptions, the Purchaser IFRS Assumptions, the Seller Funding Assumptions, the Seller IFRS Assumptions and the Swiss Assumptions, any economic and financial assumptions which are based (whether expressly or implicitly) on yields, rates or indices shall be updated for the purposes of such definitions to take account of those yields, rates or indices as at the Effective Time (or the latest practicable time prior to the Effective Time).

1                                      Except to the extent otherwise requested by the Seller and expressly agreed by the Purchaser before Closing (such Purchaser agreement not to be unreasonably withheld to the extent that it is not reasonably possible for the Seller or its Affiliates to retain the relevant Employee Benefit Liabilities — for example, where a Vaccines Group Company operates its own standalone arrangement, liability for which cannot lawfully be assumed by another member of the Seller’s Group, or where liability unavoidably transfers by operation of law under European Council Directive 2001/23/EC or its local implementing legislation), any Employee Benefit Liabilities in respect of service in the Vaccines Group or with any member of the Seller’s Group (including any Vaccines Group Company) or in any plan or arrangement in which any member of the Seller’s Group (including any Vaccines Group Company) participates or has participated:

(a)                              (in the case of a Transferred Employee) prior to Closing; or

(b)                              (in the case of any other person) at any time,

(together, “Pre-Closing EB Liabilities”) will stay with or be assumed by the Seller or its Affiliates (excluding any Vaccines Group Company) and the Seller shall fully indemnify the Purchaser and its Affiliates and/or any Vaccines Group Company) against any such Employee Benefit Liabilities and against any liabilities and obligations to or in respect of any plan or arrangement for the provision of Employee Benefits in which any member of the Seller’s Group (including any Vaccines Group Company) participates or participated prior to Closing.  For the avoidance of doubt, the Purchaser’s agreement under this paragraph 1 may, if the Purchaser so determines, relate only to certain specified categories or tranches of Pre-Closing EB Liabilities under a particular benefit programme (in other words, it does not need to be “all or nothing”), in which case it is only those specified Pre-Closing EB Liabilities which are excluded from the scope of the Purchaser’s indemnity entitlement  hereunder.

2                                      Where and to the extent that the Purchaser agrees under paragraph 1 that any Pre-Closing EB Liabilities may transfer to or remain with the Purchaser and/or its Affiliates and/or any Vaccines Group Company (such Pre-Closing EB Liabilities being the

“Transferred Employee Benefit Liabilities” and the benefits to which they relate being the “Transferred Employee Benefits”), the Purchaser will be compensated in respect of such Transferred Employee Benefit Liabilities as set out in the rest of this Schedule 12. Subject to being so compensated but without prejudice to paragraphs 9 and 11, the Purchaser shall, or shall procure that its relevant Affiliate shall, assume, with a full discharge for the Seller and its Affiliates, the Transferred Employee Benefit Liabilities. The Purchaser acknowledges its agreement to the principle that the post-retirement medical healthcare plan to which it admits US Transferred Employees who immediately before Closing were members of such a plan will take account of periods of employment with the Seller’s Group to the extent previously recognised under the equivalent Seller’s Group plan for the purposes of determining eligibility, contributions, and vesting; again, therefore, subject to appropriate identification during the period before Closing of such liabilities and to the operation of the compensation mechanism set out in this Schedule 12, they will become Transferred Employee Benefit Liabilities.

2A                             This paragraph 2A applies where there are Transferred Employee Benefits in a Temporary Participation Plan.  In such a case, notwithstanding that the Transferred Employee Benefit Liabilities may (subject to the Purchaser’s agreement as per 1 above) include liabilities in respect of service after the Effective Time, the Transferred Employee Benefit Liabilities which are included in the calculation of the Employee Benefit Indemnification Amount as per paragraph 3 below shall (unless the Seller and the Purchaser agree otherwise in any particular case) comprise only those liabilities attributable to service before the Effective Time.  Conversely, although the Transferred Employee Benefit Liabilities will not for the purposes of paragraph 1 and 2 above include liabilities in respect of Transferred Employees or other individuals who leave employment or crystallise benefits before the Temporary Participation Cessation Date in relation to the relevant Temporary Participation Plan (unless the Seller and the Purchaser agree otherwise in any particular case and without prejudice to the Purchaser or its Affiliates’ obligation to comply with any requirements in relation to such individuals before they leave employment or crystallise benefits), the parties agree that the calculation of the Employee Benefit Indemnification Amount under paragraph 3 below in relation to any Temporary Participation Plan shall be carried out on the basis of a conclusive presumption (regardless of any actual knowledge to the contrary) that:

2A.1                 any individual who is a Delayed Employee on the day after the Closing Date is or will become a Transferred Employee, and

2A.2                 no Contingent Individual will leave employment or crystallise benefits before the relevant Temporary Participation Cessation Date. For these purposes a “Contingent Individual” is a Transferred Employee or other individual who on the day after the Closing Date has not left employment or crystallised benefits and in respect of whom liabilities: (a) would become Transferred Employee Benefit Liabilities if he does not leave employment or crystallise benefits before the relevant Temporary Participation Cessation Date; but (b) would not otherwise become Transferred Employee Benefit Liabilities.

United Kingdom

For the avoidance of doubt, it is also agreed that no UK defined benefit pension liabilities are to be Transferred Employee Benefit Liabilities.

3                                      The value of the Transferred Employee Benefit Liabilities shall be determined on employee census data and plan provision as at the Effective Time (and making the conclusive presumptions at 2A.1 and 2A.2 above) on:

3.1                            in relation to any Transferred Employee Benefits in Switzerland, the Swiss Assumptions; and

3.2                            in relation to any other Transferred Employee Benefits, the Seller IFRS Assumptions, PROVIDED that if any of the following values is available and is greater than the value derived using the Seller IFRS Assumptions then that value will be used instead (and if more than one of these values is available then the one which would place the greatest value on the relevant Transferred Employee Benefit Liabilities will be used):

3.2.1                  if a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the value which is midway between the value based on the Seller IFRS Assumptions and the Purchaser IFRS Assumptions;

3.2.2                  if there is a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund the Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS, the value derived using the Seller Funding Assumptions; and

3.2.3                  if there is both: (i) a local obligation or practice prior to the date of this Agreement to pre-fund or externally fund the Transferred Employee Benefits to a funding target which is determined by reference to a method and assumptions other than IFRS; and (ii) a member of the Purchaser’s Group provides, in the same country, a similar or comparable benefit programme to the programme to which the Transferred Employee Benefits relate (regardless of differences in the terms of entitlement of accrual etc), the value which is midway between the value based on the Seller Funding Assumptions and the Purchaser Funding Assumptions.

Where there are any Transferred Employee Benefit Liabilities which prior to Closing were externally funded by assets held in a trust or other vehicle established for the purposes of meeting such Transferred Employee Benefit Liabilities, and the actuary chosen by the Seller and the actuary chosen by the Purchaser agree under paragraph 4 (or it is otherwise determined under paragraph 5) that, having regard to all relevant matters as they subsisted immediately after Closing, it would be reasonable to expect all or part of such assets to be  or remain available to the Purchaser or its Affiliates to meet the cost of such Transferred Employee Benefit Liabilities (whether by transfer out to another vehicle or because a Vaccines Group Company is expected to remain affiliated to the vehicle on more than a merely temporary basis), then the value as at the Effective Time of the assets which, ignoring matters arising after Closing, the actuaries would expect to be made or remain so available (the “Available Assets”) (including for the avoidance of doubt, in the case of Switzerland, the Swiss Assets to the extent that they are so agreed or determined) as agreed under paragraph 4 or determined under paragraph 5 will be deducted from the value of the Transferred Employee Benefit Liabilities, and the remaining value of the Transferred Employee Benefit Liabilities (if any) is the “Employee Benefit Indemnification Amount”. The determination of the Employee Benefit Indemnification Amounts shall be carried out on a country-by-country basis and, where necessary, on a plan-by-plan basis.

If the Employee Benefit Indemnification Amount for any country (or plan, where applicable) is greater than 95% of the estimate of the Employee Benefit Indemnification Amount for that country (or plan) set out in the Seller’s notification pursuant to Clause 6.4.3 (or, where no such estimate was made, greater than zero), then the Seller shall pay or procure payment, by way of a reduction in the Purchase Price attributable to the relevant Shares or the particular part of the Vaccines Group to which the payment relates, an amount equal to the difference (or, where no such estimate was made, the full Employee Benefit Indemnification Amount for that country (or plan)) to the Purchaser, or at the request of the Purchaser to an Affiliate of the Purchaser, as compensation for the Transferred Employee Benefit Liabilities. If the Employee Benefit Indemnification Amount for any country (or plan, where applicable) is less than 95% of the estimate of the Employee Benefit Indemnification Amount for that country (or plan) set out in the Seller’s notification pursuant to Clause 6.4.3 (if any), the Purchaser shall pay an amount equal to the difference to the Seller.

4                                      The Seller and its Affiliates shall, within 45 days after Closing, provide its actuary, the Swiss Actuary (if relevant) and the actuary chosen by the Purchaser with all relevant plan, asset, assumptions and employee census information needed to calculate the Employee Benefit Indemnification Amounts in respect of any Transferred Employees or Delayed Employees to the extent not otherwise within the control of the Purchaser or its Affiliates (including any Vaccines Group Company). The actuary chosen by the Seller shall provide the actuary chosen by the Purchaser with its calculation of the Employee Benefit Indemnification Amounts (including, but not limited to, any supporting documentation on which it relied as well as the methodologies it employed in calculating the Employee Benefit Indemnification Amounts), on a plan-by-plan basis, within 90 days following Closing. The actuary chosen by the Purchaser shall review the calculation of the Employee Benefit Indemnification Amounts of the Seller’s actuary within 120 days following Closing. The Employee Benefit Indemnification Amounts shall be determined, on a plan-by-plan basis, by mutual agreement between the parties within 180 days following the Closing Date.

5                                      If the parties cannot agree on any Employee Benefit Indemnification Amount within the 180-day period referred to in paragraph 4, the parties shall appoint within 5 days an independent actuary acceptable to both parties, or such actuary shall be selected by the President of the Institute and Faculty of Actuaries in the UK if they cannot agree, and the independent actuary thus appointed shall review their calculations and, within 75 days after appointment, render a final and binding decision on the amount of that Employee Benefit Indemnification Amount, and, in making such decision, shall be limited to adopting the position taken by either one of the parties. The cost of any independent actuary shall be borne jointly by the parties.

6                                      In connection with the procedures referred to in this Schedule 12, the parties shall provide each other and the actuaries referred to in this Schedule 12 with access to the relevant business records and other relevant documents and information as may reasonably be requested. All documents, records and information provided for the purposes of this Schedule 12 must be accurate and complete in all material respects.

7                                      Each payment in respect of an Employee Benefit Indemnification Amount shall be made by the Seller (by way of a reduction in the Purchase Price attributable to the relevant Shares or the particular part of the Vaccines Group to which the payment relates) within 14 days following its final determination. The Seller may make an accelerated or advance  payment at its own discretion (which, for the avoidance of doubt, includes in relation to each

Employee Benefit Indemnification Amount so much (if any) of the Estimated Employee Benefit Adjustment as the Seller notified pursuant to Clause 6.4 was intended to relate to that Employee Benefit Indemnification Amount). Each Employee Benefit Indemnification Amount shall include interest calculated from  the Effective Time to (and including) the date of payment at a rate per annum of LIBOR (but where amounts are prepaid or paid in stages or treated as paid via inclusion in the Estimated Employee Benefit Adjustment then the interest will cease to accrue on so much of the Employee Benefit Indemnification Amount as has been paid). Such interest shall accrue from day to day. Any such payment shall be made in US dollars (and any underlying values shall be expressed in US dollars) and any currency other than US dollars shall be converted into US dollars at the exchange rates determined in accordance with Clause 1.13 of this Agreement on the Closing Date.

8                                      To the extent (if any) that there are any Transferred Employee Benefit Liabilities which prior to Closing were externally funded by assets held in a trust or other vehicle established for the purposes of meeting such Transferred Employee Benefit Liabilities, the Purchaser will, if requested by the Seller before Closing (or the relevant Temporary Participation Cessation Date) and unless it is not reasonably practicable to do so, establish or nominate a trust or other vehicle which is capable of receiving a transfer of assets from the pre-Closing trust or other vehicle to the extent that such assets relate to the Transferred Employee Benefit Liabilities.

9                                      If, within one year of Closing, the Seller or the Purchaser notifies the other that the membership or other benefit data (the “Data”) used for calculating any Employee Benefit Indemnification Amount may be inaccurate, other than by reason of an Excluded Matter, then a “Data Dispute” has arisen and the following provisions shall apply:

9.1                            On such notification, the Seller shall procure that its actuary and the Purchaser shall procure that its actuary consult each other with a view to agreeing whether the Data is inaccurate and if so, what the accurate Data should be.  If the Seller’s actuary and the Purchaser’s actuary agree that the Data is inaccurate, they will jointly certify this to be the case and advise on what the accurate Data should be.  The notification is deemed to have occurred on the date of the certification.

9.2                            If the Seller’s actuary and the Purchaser’s actuary fail to agree whether the Data is inaccurate within 60 days of the notification by one party to the other that the Data may be inaccurate, paragraph 5 shall apply mutatis mutandis.  The notification is deemed to have occurred when the independent actuary advises that the Data is inaccurate and what the accurate Data should be.

9.3                            On the occurrence of the Data Dispute, the Seller and the Purchaser shall respectively procure that a valuation of the relevant Employee Benefit Indemnification Amount is carried out in accordance with paragraphs 3 and 4 (mutatis mutandis) but on the basis of the accurate Data as agreed under paragraph 9.1 or determined under paragraph 9.2.

9.4                            If as a consequence of paragraph 9.3, the Seller has paid to the Purchaser an amount which on the basis of the further valuation is not payable, such amount (the “Overpayment”) shall be repaid within 21 days of the amount of the Overpayment being agreed or determined. Any such payment shall bear interest calculated from (and including) the date the Overpayment was made to (and including) the date the payment is made in full in accordance with this paragraph 9.4 at a rate per annum of LIBOR. Such interest shall accrue from day to day.

9.5                            If as a consequence of paragraph 9.3, the Seller has not paid to the Purchaser an amount which on the basis of the further valuation is payable, such amount (the “Outstanding Amount”) shall be paid within 21 days of the amount of the Outstanding Amount being agreed or determined. Any such payment shall bear interest calculated from (and including) the Closing Date to (and including) the date the payment is made in full in accordance with this paragraph 9.5 at a rate per annum of LIBOR. Such interest shall accrue from day to day.

For the purposes of this paragraph 9, the “Excluded Matters” are:

(i)                                  assets which were assumed to be Available Assets ultimately turning out not to be available to the Purchaser or its Affiliates to meet the cost of the Transferred Employee Benefit Liabilities to which they related, and

(ii)                               liabilities in respect of individuals being assumed to be Transferred Employee Benefit Liabilities but turning out not to be because the individuals leave service or crystallise benefits before the date liabilities are transferred.

10                               Except as otherwise agreed by the Seller, the Purchaser shall where a trust or other vehicle has been established under paragraph 8, procure that all of the assets transferred as envisaged by paragraph 8 are paid into such trust or other vehicle. If, after such payment or transfer, or after payment of an Employee Benefit Indemnification Amount or after making an Estimated Employee Benefit Adjustment, the Purchaser and/or its Affiliates achieves a reduction in its liability to any Tax in respect of or in connection with the payment or transfer, the Purchaser shall pay to Seller (for itself or on behalf of the relevant Share Seller or Business Seller as applicable), within 30 days after the Purchaser would otherwise have been liable to pay the saved Tax, a sum equal to the amount of that Tax reduction by way of an increase in the Purchase Price in respect of the relevant Shares or the particular part of the Vaccines Group.  This paragraph 10 applies for a period of four years following the later of the date on which a transfer of assets is made, or payment of any Employee Benefit Indemnification Amount or Estimated Employee Benefit Adjustment is made to the Purchaser.

11                               The Seller covenants with the Purchaser to pay to the Purchaser an amount equal to any cost, claim or liability incurred by any member of the Purchaser’s Group which it is or becomes liable to make on or at any time after Closing by reason of any change or purported change made to the terms of any Transferred Employee Benefits prior to Closing proving to be or have been legally ineffective or by reason of such terms and/or benefits failing to comply with any mandatory legal requirements (excluding any obligation to equalise guaranteed minimum pensions in the United Kingdom). The Seller shall not be liable under this paragraph 11 in respect of any individual claim (or a series of claims arising from similar or identical facts or circumstances) unless the liability in respect of such claim or series of claims exceeds US$100,000. If the Purchaser becomes aware of any fact, matter or circumstance that may give rise to a claim against the Seller under this paragraph 11, the Purchaser shall as soon as reasonably practicable give notice in writing to the Seller of such facts, matters or circumstances as are then available regarding the potential claim. Failure to give such notice within such period shall not affect the rights of the Purchaser to make a relevant claim under this paragraph 11, except that the Seller shall not be liable for any increase in the amount of such claim arising from such failure. The latest date on which the Purchaser may give notice of a claim under this paragraph 11 is the fourth anniversary of the Closing Date.

12                               Notwithstanding any general provision to the contrary in Schedule 11 and subject to being compensated in accordance with this Schedule 12, the Purchaser shall admit Transferred Employees in the United States who participated in a post-retirement medical plan immediately prior to Closing to its own post-retirement medical plan. Subject to being compensated in accordance with this Schedule 12, periods of employment with the Seller’s Group (including, without limitation, any current or former Affiliate of the Seller, to the extent previously recognised under the applicable benefit plan arrangement provided by the Seller’s Group), shall be taken into account for the purposes of determining, as applicable, the eligibility for participation, contributions, and vesting for any employee under such post-retirement medical plan.

13                               Notwithstanding any general provision to the contrary in Schedule 11, the US Transferred Employees shall, as of the Closing Date, become eligible to participate in a US tax-qualified defined contribution plan to the extent such plan is sponsored by the Purchaser or a relevant member of the Purchaser’s Group. The Purchaser agrees that it will use commercially reasonable efforts to cause such plan to accept rollovers of the account balances of the US Transferred Employees (including participant loan promissory notes) from the relevant employer’s tax-qualified retirement plans; provided that (i) the Purchaser will not be required to accept any such rollovers that might result in material liability to the Purchaser or may otherwise cause the relevant plan to cease to qualify under Section 401(a) of the Code and (ii) the Purchaser will not be required to amend any plan to permit participant loans.

14                               The parties agree that where any Transferred Employee has accrued defined contribution benefits prior to Closing in a Seller’s Group arrangement then:

14.1                     the Seller shall use commercially reasonable efforts to procure the vesting of those benefits (if they would otherwise lapse as a result of Closing);

14.2                     the parties shall, provided this will not impose unreasonable administrative burdens on the Purchaser’s Group, co-operate in good faith to procure a transfer of the account balances of such Transferred Employee from the Seller’s Group arrangement to a Purchaser’s Group arrangement; and

14.3                     for the avoidance of doubt, the Purchaser will comply with the provisions of paragraph 6.1 of Schedule 11.

Switzerland: temporary period of participation

15                               The Seller and Purchaser shall use all reasonable endeavours to procure that, with effect from Closing, the Swiss Post-Closing Employers shall be admitted to participate in the relevant plans operated by the Swiss Pension Providers, to enable the Swiss Post-Closing Employers to continue to provide Swiss Employee Benefits to, and in respect of, the Transferred Employees in Switzerland for the period from Closing up to 31 December 2015 or such earlier date as the Swiss Pension Providers may permit under their temporary affiliation agreements with the Swiss Post-Closing Employers.

16                               The Purchaser shall use all reasonable endeavours to procure that the Swiss Post-Closing Employers shall each enter into a temporary affiliation agreement with the board of trustees of the Swiss Pension Providers on such terms as the Seller and the Purchaser may have agreed prior to Closing.

17                               The Seller and the Purchaser agree that, if, during the period on and from the Effective Time up to and including the Temporary Participation Cessation Date in relation to the plans operated by the Swiss Pension Providers, there is underperformance in the investment returns achieved in respect of the assets held by the Swiss Pension Providers in respect of the Transferred Employees in Switzerland who are cash balance members (so that the assets are not sufficient to provide the mandatory 1.5% p.a interest rate accrual), then there may be payment due from the Swiss Post-Closing Employers to the Swiss Pension Providers in accordance with the terms of the relevant affiliation agreement. If such a payment is demanded by the Swiss Pension Providers, then the Seller undertakes to pay to the Purchaser 50% of the amount demanded from the Purchaser or any Affiliate (including without limitation a Swiss Post-Closing Employer) to the Swiss Pension Providers within 14 days of being notified of such demand.  The Purchaser shall, as soon as reasonably practicable, pay (or procure that its Affiliate pays) any such amount received from the Seller to the Swiss Pension Providers, to the extent that the amount is still owed to the Swiss Pension Providers by the Purchaser or its Affiliate.

Other jurisdictions: temporary periods of participation

18                               The Seller and Purchaser may agree that an employing entity in the Purchaser’s Group shall be admitted to participate, for a temporary period with effect from Closing, in one or more Employee Benefit plans operated by a member of the Seller’s Group, or in which a member of the Seller’s Group participates.

19                               In such event, the Seller and Purchaser shall use all reasonable endeavours to enter into an agreement with the provider or board of trustees of the relevant Employee Benefit plan on such terms as the provider or board of trustees may reasonably require.

Specific assurance in relation to plans operated by Swiss Pension Providers

20                               The Seller warrants to the Purchaser that, assuming the Temporary Participation Cessation Date is on or before 31 December 2015,  the regulations governing the plans operated by the Swiss Pension Providers would oblige the Swiss Pension Providers to transfer to the replacement pension arrangement put in place for the Transferred Employees, in addition to amounts calculated as at Closing in respect of benefits accrued to that date, the contributions paid after the Effective Time in respect of the retirement accounts of the Transferred Employee by the employees or their employers. For the avoidance of doubt, the Seller gives no warranty as to whether the Swiss Pension Providers will comply with this obligation.

Jubilee payments

21                               For the purposes of calculating the amount of jubilee payments and long service awards falling within the definition of “Transferred Employee Benefit Liabilities” the following principles shall apply:

21.1                     in relation to Vaccines Group Company Employees, liabilities to make jubilee payments and grant long service awards will be treated as falling within Transferred Employee Benefit Liabilities and shall be calculated on the basis of the value of such liabilities determined in accordance with the preceding provisions of this Schedule;

21.2                     in relation to Vaccines Business Employees in respect of whom each of the following applies:

21.2.1           liabilities to make jubilee payments or grant long service awards transfer to a member of the Purchaser’s Group by operation of law; and

21.2.2           the relevant member of the Purchaser’s Group replicates or will replicate the benefits which applied while they were employees of the Seller’s Group,

liabilities to make jubilee payments or grant long service awards will be treated as falling within the Transferred Employee Benefit Liabilities and shall be calculated on the basis of the benefit scales which applied while the Vaccines Business Employees were employees of the Seller’s Group;

21.3                     in relation to Vaccines Business Employees for whom either:

21.3.1           liabilities to make jubilee payments or grant long service awards do not transfer by operation of law but the relevant member of the Purchaser’s Group provides or will provide replacement benefits which replicate the benefits provided by the Seller’s Group); or

21.3.2           the relevant member of the Purchaser’s Group provides or will provide replacement jubilee or long service benefits but does not or will not replicate the benefits which applied while they were employees of the Seller’s Group, liabilities to make jubilee payments or grant long service awards will be treated as falling within the Transferred Employee Benefit Liabilities and shall be calculated on the basis of the benefit scales which applied while the Vaccines Business Employees were employees of the Seller’s Group or, if less, the value of the actual benefit to be provided by the relevant members of the Purchaser’s Group.

21.4                     for the avoidance of doubt, no amount will be included within “Transferred Employee Benefit Liabilities” in respect of jubilee payments or long service awards in relation to Vaccines Business Employees for whom liabilities to make such payments or grant such awards do not transfer by operation of law and no replacement benefits are provided by any member of the Purchaser’s Group;

21.5                     the Purchaser and the Seller will negotiate in good faith with a view to agreeing an appropriate and simple method in each jurisdiction for valuing jubilee payments and long service awards which are not disproportionate to the amounts of such payments but which is suitably even-handed as between the parties. Any such agreement will override the foregoing provisions of this paragraph 21 to the extent there is any inconsistency.

Schedule 13
Allocation of Purchase Price
(Clauses 3.3 and 7.6)

1                                      The Seller and the Purchaser agree that the Purchase Price (and any adjustments thereto) and the Assumed Liabilities shall be allocated for Tax purposes among the Shares and the Vaccines Group Businesses in accordance with Applicable Law  (the “Allocation”).

1                                      Prior to the Closing Date and subject always to paragraph 1, the Seller and the Purchaser shall negotiate in good faith to reach an agreement as to the Allocation of the Purchase Price and the Assumed Liabilities including by ascribing a value to that part of the Vaccines Group comprising the Products Encepur and Ixiaro (which, if disposed of by the Seller’s Group prior to the Closing Date shall be the amount payable by the Seller to the Purchaser pursuant to Clause 3.6.1) to the Shares, and to any Vaccines Group Businesses that are subject to transfer Taxes or VAT, or where a valuation of a particular Vaccines Group Business prior to Closing is otherwise required by Applicable Law (each a “Required Item”).

2                                      Failing agreement between the parties on the Allocation in respect of any Required Item in accordance with this Schedule 13, the Allocation shall be determined by the Reporting Accountants on the application of the Seller or the Purchaser. Paragraphs 1.6 to 1.12 of Part 1 of Schedule 16 shall apply mutatis mutandis to the engagement and determination of the Reporting Accountants pursuant to this paragraph 2.

3                                      The Seller and the Purchaser shall negotiate in good faith to further allocate the Purchase Price and Assumed Liabilities among the Vaccines Group Businesses for which an allocation was not agreed prior to Closing within 90 calendar days after the Closing Date. If the Seller and the Purchaser reach written agreement within such 90 day period, the Allocation, as so amended, shall become binding upon the Seller and the Purchaser as the “Final Allocation Schedule”.

4                                      The Seller and the Purchaser shall, and shall procure that each of their Affiliates will, file all Tax Returns in a manner consistent with the Final Allocation Schedule, unless otherwise required by Applicable Law, and shall take no position inconsistent with the Final Allocation Schedule in any proceedings before any Governmental Entity or otherwise.

5                                      If the Seller and the Purchaser are unable to agree to an Allocation pursuant to paragraph 4, the matter shall be determined by the Reporting Accountants on the application of the Seller or the Purchaser. Paragraphs 1.6 to 1.12 of Part 1 of Schedule 16 shall apply mutatis mutandis to the engagement and determination of the Reporting Accountants pursuant to this paragraph 5.

Schedule 14
VAT
(Clause 3.4)

1                                      VAT: Records

1.1                            The Seller may, on or before the date of Closing, obtain a direction from the relevant Tax Authority for the retention and preservation by it of any VAT records relating to its period of ownership of the relevant part of the Vaccines Group and, where any such direction is obtained, the Seller shall:

1.1.1                  preserve the records to which that direction relates in such a manner and for such period as may be required by the direction or by Applicable Law; and

1.1.2                  allow the Purchaser, upon the Purchaser giving reasonable notice, reasonable access to and copies of such records where reasonably required by the Purchaser for its Tax purposes.

1.2                            If no such direction as is referred to in paragraph 1.1 above is obtained or before the date of Closing and any documents in the possession or control of a member of the Seller’s Group are required by law to be preserved by the Purchaser, the Seller shall, as soon as reasonably practicable after Closing, deliver such documents to the Purchaser.

2                                      VAT: Going Concern - EU Member States

2.1                            The Seller and the Purchaser shall use reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure that, to the extent reasonably possible, the sale of all or any part of the Vaccines Group Businesses, so far as carried on in the European Union, is treated as neither a supply of goods nor a supply of services for the purposes of the laws governing VAT in each relevant member state.

2.2                            Each Business Seller shall have the right to seek a ruling from the relevant Tax Authority as to whether the sale of all or part of the Vaccines Group Businesses, so far as carried on in the relevant member state, should be treated as neither a supply of goods nor a supply of services for the purposes of the laws governing VAT in that member state and to account for VAT (and accordingly to seek an additional payment from the Purchaser under Clause 3.4.2) in accordance with that ruling. The Seller shall not be obliged to challenge (or to procure that any relevant Business Seller challenges) that ruling unless required to do so by the Purchaser. If the Purchaser wishes to challenge, or to require the relevant Business Seller to challenge, any such ruling it may do so, provided that it bears the full cost of, and agrees to indemnify the relevant Business Seller in respect of any loss arising from or in connection with, that challenge and that such challenge shall not affect the date on which VAT must be paid to the Seller under paragraph 4 below.

2.3                            Insofar as no ruling has been obtained from a relevant Tax Authority prior to Closing, the Seller shall determine in good faith if (or the extent to which) VAT is payable in respect of the sale of the Vaccines Group Businesses and shall be entitled to charge (or not to charge) VAT to the Purchaser in accordance with such determination.

3                                      VAT: Going Concern - non-EU Jurisdictions

3.1                            To the extent that any state outside the European Union provides for relief or exemption from VAT on the transfer of a business or a company or treats such a transaction as being non-taxable for VAT purposes, the Seller and the Purchaser shall, use reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority or entering into a written agreement) to secure such relief, exemption or treatment, to the extent reasonably possible, as regards the sale of all or part of the Vaccines Group Businesses (insofar as the business of the Vaccines Group is carried on in the relevant state) under this Agreement.

3.2                            The relevant Business Seller shall have the right to seek a ruling from the relevant Tax Authority as to whether the sale of all or part of the Vaccines Group Businesses, so far as the business of the Vaccines Group is carried on in the relevant state, is eligible for a relief or exemption or is otherwise eligible to be treated as non-taxable for the purposes of the laws governing VAT in that state and to account for VAT and accordingly seek an additional payment from the Purchaser under Clause 3.4.2) in accordance with that ruling. The Seller shall not be obliged to challenge (or to procure then the relevant Business Seller challenges) that ruling unless required to do so by the Purchaser. If the Purchaser wishes to challenge, or to require the relevant Business Purchaser to challenge, any ruling it may do so, provided that it bears the full cost of, and agrees to indemnify the relevant Business Seller in respect of any loss arising from or in connection with, that challenge and that such challenge shall not affect the date on which VAT must be paid to the Seller under paragraph 4 below. Insofar as no ruling has been obtained from a relevant Tax Authority prior to Closing, the Seller shall determine in good faith if (or the extent to which) VAT is payable in respect of the sale of the Vaccines Group Businesses and shall be entitled to charge (or not to charge) VAT to the Purchaser in accordance with such determination.

4                                      VAT: Time, Manner and Currency of Payment

4.1                            Any amounts which the Purchaser is obliged to pay to the Seller under this Agreement in respect of VAT shall be paid by the Purchaser, on its own account or on behalf of another member of the Purchaser’s Group, to the Seller or to such member of the Seller’s Group as the Seller may direct. Such amounts shall be paid in the currency in which the VAT in question must be accounted for to the relevant Tax Authority.

4.2                            Subject to any provision or express agreement to the contrary (including the terms of any Ancillary Agreements or other agreements entered into between members of the Seller’s Group and members of the Purchaser’s Group in respect of the provision of transitional services dealing with payments of amounts in respect of VAT arising in connection with the supply of goods or services to members of the Purchaser’s Group at Closing), any amounts in respect of VAT payable in any jurisdiction in respect of the transfer at Closing of any of the Vaccines Group Businesses or Shares shall be paid in accordance with paragraph 4.1 above at Closing against production of a valid VAT invoice (or equivalent, if any).

4.3                            Notwithstanding any other provision of this Agreement, the Purchaser shall not be liable to account to the Seller or any member of the Seller’s Group for or in respect of penalties or interest arising solely from the failure of the Seller or any other member of the Seller’s Group to account promptly for VAT to the relevant Tax Authority following the Seller having been placed in the appropriate amount of funds for that purpose by the Purchaser.

Schedule 15
Closing Obligations
(Clause 6)

1                                      General Obligations

1.1                            The Seller’s Obligations

On Closing, the Seller shall deliver or make available to the Purchaser the following:

1.1.1                  the Ancillary Agreements (other than the France SPA and the Netherlands APA and, if they have not been agreed, the Transitional Services Agreement, the Transitional Distribution Services Agreement and the Influenza Business Manufacturing and Supply Agreement) duly executed by the relevant members of the Seller’s Group;

1.1.2                  a valid power of attorney or such other evidence reasonably satisfactory to the Purchaser that the Seller, and each of its relevant Affiliates, are authorised to execute this Agreement, the Ancillary Agreements and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule 15), in each case to the extent that they are parties thereto;

1.1.3                  the Certificate duly executed by the Seller;

1.1.4                  the statutory books of the Vaccines Group Companies (which shall be written up to but not including the Closing Date), the certificate of incorporation (and certificate of incorporation on change of name) and common seal (if any) of each Vaccines Group Company and share certificates (or other documents of title) in respect of all the issued share capital of each Vaccines Group Company;

1.1.5                  In addition, the Seller shall, if requested by the Purchaser by notice in writing not less than five Business Days prior to the Closing Date:

(i)                                 procure any then present directors and officers (if any) of each Vaccines Group Company that are not Transferred Employees resign their offices to take effect at the Closing Date as such and to relinquish any rights which they may have under any contract of employment with any Vaccines Group Company or under any statutory provisions (including any right to damages or compensation for breach of contract, loss of office, redundancy or unfair dismissal or on any other account whatsoever) and to confirm that no agreement or arrangement is outstanding under which any Vaccines Group Company has or could have any obligation to any of them including in respect of remuneration or expenses;

(ii)                              procure the present auditors of each Vaccines Group Company to resign their office as such, such resignations to take effect as at the Closing Date; and

(iii)                           procure board meetings of the relevant Vaccines Group Companies are held, or written resolutions of the board are passed, at or by which:

it shall be resolved that each of the transfers relating to the Shares shall, so far as possible, be approved for registration and any person nominated by the Purchaser shall be appointed director, such appointments to take effect on the Closing Date.

1.2                            The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller the following:

1.2.1                  the Ancillary Agreements (other than the France SPA and the Netherlands APA and, if they have not been agreed, the Transitional Services Agreement, the Transitional Distribution Services Agreement and the Influenza Business Manufacturing and Supply Agreement) duly executed by the relevant members of the Purchaser’s Group;

1.2.2                  evidence reasonably satisfactory to the Seller that the Purchaser, and each of its relevant Affiliates, are authorised to execute this Agreement, the Ancillary Agreements and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule 15), in each case to the extent that they are parties thereto.

2                                      Transfer of the Shares and Vaccines Group Businesses

2.1                            General Transfer Obligations

On Closing or such other date as agreed between the parties, the Seller shall procure that the Share Sellers and Business Sellers shall, and the Purchaser shall, execute and/or deliver and/or make available Local Transfer Documents and take such steps as are required to transfer the Shares and Vaccines Group Businesses in accordance with this Agreement.

2.2                            Specific Transfer Obligations

For the purposes of compliance with paragraph 2.1, the Seller and the Purchaser shall, between the date of this Agreement and Closing, negotiate in good faith any and all Local Transfer Documents and other such steps as are required to transfer the Shares and Vaccines Group Businesses in accordance with this Agreement.

Schedule 16
Post Closing Adjustments
(Clause 7)

Part 1

Preparation of Closing Statement

1                                      Preparation

1.1                            No later than 60 days following Closing, the Seller shall deliver to the Purchaser the Draft Closing Statement. Prior to such delivery, the Seller shall so far as is practicable consult with the Purchaser with a view to reducing the potential areas of disagreement.

1.2                            In order to enable the Seller to prepare the Draft Closing Statement, the Purchaser shall keep up-to-date and, subject to reasonable notice, make available to the Seller’s representatives and to the Seller’s accountants all books and records relating to the Vaccines Group during normal office hours and co-operate with them with regard to the preparation, review and agreement or determination of the Draft Closing Statement. The Purchaser agrees to make available the services of the employees of the Vaccines Group to assist the Seller in the preparation, review and agreement or determination of the Draft Closing Statement.

In order to allow the Purchaser to review the Draft Closing Statement, the Seller shall, subject to reasonable notice, make available to the Purchaser’s representatives and to the Purchaser’s accountants all books and records relating to the Vaccines Group during normal office hours and co-operate with them with regard to their review of the Draft Closing Statement. The Seller agrees to make available the services of the employees of the Seller and its Affiliates to assist the Purchaser in its review of the Draft Closing Statement.

1.3                            If the Purchaser does not within 60 days of presentation to it of the Draft Closing Statement give notice to the Seller that it disagrees with the Draft Closing Statement or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, in the Purchaser’s opinion should be made to the Draft Closing Statement (the “Purchaser’s Disagreement Notice”), the Draft Closing Statement shall be final and binding on the parties for all purposes. If the Purchaser gives a valid Purchaser’s Disagreement Notice within such 60 days, the Seller and the Purchaser shall attempt in good faith to reach agreement in respect of the Draft Closing Statement and, if they are unable to do so within 30 days of such notification, the Seller or the Purchaser may by notice to the other require that the Draft Closing Statement be referred to the Reporting Accountants (an “Appointment Notice”).

1.4                            Within 30 days of the giving of an Appointment Notice, the Seller may by notice to the Purchaser indicate that, in the light of the fact that the Purchaser has not accepted the Draft Closing Statement in its entirety, it wishes the Reporting Accountants to consider matters relating to the Draft Closing Statement in addition to those specified in the Purchaser’s Disagreement Notice, provided that such matters as are related to the matters specified in the Purchaser’s Disagreement Notice and that the notice states in reasonable detail the reasons why and in what respects the Seller believes that the Draft Closing Statement should be altered in respect of such matters (the “Seller’s Disagreement Notice”).

1.5                            The Reporting Accountants shall be engaged jointly by the Seller and the Purchaser on the terms set out in this paragraph 1 and otherwise on such terms as shall be agreed; provided that neither the Seller nor the Purchaser shall unreasonably (having regard, inter alia, to the provisions of this paragraph 1) refuse its agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within 45 days of their identity having been determined (or such longer period as the Seller and the Purchaser may agree) then, unless the Seller or the Purchaser is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

1.6                            Except to the extent that the Seller and the Purchaser agree otherwise, the Reporting Accountants shall determine their own procedure but:

1.6.1                  apart from procedural matters and as otherwise set out in this Agreement shall determine only:

(i)                                 whether any of the arguments for an alteration to the Draft Closing Statement put forward in the Purchaser’s Disagreement Notice or the Seller’s Disagreement Notice is correct in whole or in part; and

(ii)                              if so, what alterations should be made to the Draft Closing Statement in order to correct the relevant inaccuracy in it;

1.6.2                  shall apply the accounting principles, policies, procedures, practices and estimation techniques as set out in Part 2 of this Schedule;

1.6.3                  shall make their determination pursuant to paragraph 1.6.1 as soon as is reasonably practicable;

1.6.4                  the procedure of the Reporting Accountants shall:

(i)                                  give the Seller and Purchaser a reasonable opportunity to make written and oral representations to them;

(ii)                               require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants;

(iii)                            permit each party to be present while oral submissions are being made by the other party; and

(iv)                           for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

1.7                            The Reporting Accountants shall send the Seller and the Purchaser a copy of their determination pursuant to paragraph 1.6.1 within one month of their appointment. Such determination:

1.7.1                  shall be made available to the Seller and the Purchaser in writing; and

1.7.2                  unless otherwise agreed by the Seller and the Purchaser, shall include reasons for each relevant determination.

1.8                            The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on the Seller and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, their determination shall be deemed to be incorporated into the Draft Closing Statement.

1.9                            The expenses (including amounts in respect of VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination under paragraph 1.6.1(i) or, failing such direction, equally between the Purchaser and the Seller.

1.10                     The Seller and the Purchaser shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, the Purchaser shall keep up-to-date and, subject to reasonable notice, make available to the Seller’s representatives, the Seller’s accountants and the Reporting Accountants all books and records relating to the Vaccines Group during normal office hours as the Seller or the Reporting Accountants may reasonably request during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

1.11                     Nothing in this Schedule 16 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional or litigation privilege, provided that neither the Seller nor the Purchaser shall be entitled to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

1.12                     Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this paragraph 1 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Closing Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement.

Part 2

Closing Statement Principles

This Part 2 of Schedule 16 comprises the specific rules, principles, policies and practices, without limitation, for preparing the Closing Statement.

The Closing Statement sets out the Working Capital, the Working Capital Adjustment, the Vaccines Group Companies’ Cash Balances, the Intra-Group Non-Trade Receivables, the Third Party Indebtedness, the Intra-Group Non-Trade Payables and the Tax Adjustment, in each case as prepared in accordance with the specific rules, principles, policies and practices set forth in this Part 2 of Schedule 16. The Closing Statement shall be prepared in the form of the Illustrative Closing Statement in Part 3 of this Schedule 16 which also sets forth, for illustrative purposes only, a computation of each of the components of the Closing Statement as of the close of business on 31 December 2013.

For the avoidance of doubt, the Closing Statement as referred to in this Part 2 of Schedule 16 shall inclusively apply to each of the Draft Closing Statement and the Closing Statement.

1                                      Closing Statement Rules

1.1                            The Closing Statement shall be prepared as follows:

1.1.1                  in accordance with the specific accounting treatments set out in paragraph 2 of this  Part 2 of Schedule 16; and, subject thereto

1.1.2                  adopting the same accounting principles, methods, procedures and practices utilized in preparing the Statement of Net Assets, as detailed in the Statement of Net Asset Rules, applied on a consistent basis using consistent estimation methodologies and judgments and with consistent classifications as were used to prepare the Statement of Net Assets; and subject thereto

1.1.3                  in accordance with IFRS.

1.2                            For the avoidance of doubt, paragraph 1.1.1 shall take precedence over paragraphs 1.1.2 and 1.1.3, and paragraph 1.1.2 shall take precedence over paragraph 1.1.3.

2                                      Specific requirements

2.1                            Cut-off

The Closing Statement (including the Draft Closing Statement) shall not take into account any additional events and any additional information that becomes available after the Statement time up to the date that such Closing Statement is prepared.

2.2                            Change of Ownership

The Closing Statement shall not be adjusted for any charges, provisions, reserves or write-offs in respect of any costs, liabilities or charges that may be incurred by the Vaccines Group prior to or after the Closing as a consequence of the change of ownership of the Vaccines Group or any changes in the management strategy, direction or priority or possible closure of any part of the Vaccines Group by the Purchaser after Closing, whether or not resulting from the change in ownership.

2.3                            Deferred Tax

The Closing Statement (including the Draft Closing Statement) shall not take into account or provide for deferred Tax.

2.4                            Other Taxes

The Closing Statement (including the Draft Closing Statement) shall take account of or provide for all income taxes and sales taxes, to which lines BS14_120 Taxes other than income taxes (Liability account) and BS13_108 Value added tax receivable apply.

3                                      Illustrative Working Capital Statement

3.1                            Part 4 of this Schedule 16 sets forth, for illustrative purposes only a computation of the Working Capital as of the close of business on 31 December 2013 (the “Illustrative Working Capital Statement”).

4                                      Base Working Capital

4.1                            Base Working Capital is US$575 million to US$700 million and references in this Agreement to amounts being in excess of, greater than or less than Base Working Capital shall mean less than US$575 million and greater than or in excess of US$700 million.

4.2                            In relation to the France Business and the Netherlands Business, if one or both businesses is not transferred to the Purchaser under the terms of this Agreement at Closing, the Working Capital relating to such business (or businesses) shall not be included in the determination of the Working Capital at the Effective Time. If one or both of the France Business or the Netherlands Business are transferred to the Purchaser after Closing, then a further adjustment shall be made to the Closing Statement on the assumption that the France Business and/or the Netherlands Business were included in the Closing Statement taking the relevant items for the relevant business as of the date they are transferred to the Purchaser. Any adjustment arising as a result of including the France Business or the Netherlands Business in the Closing Statement after the date of this Agreement shall be agreed and paid on the same basis as the Closing Statement was agreed and paid in respect thereof made.

Part 3

Illustrative Closing Statement

[***]

Part 4

Illustrative Working Capital Statement

[***]

Schedule 17
Milestone and Royalty Payments

1                                      Milestone Payments

1.1                            MenABCWY Single Milestone Payment

1.1.1                  The Purchaser shall promptly pay, or cause to be paid, to the Seller (or one of its Affiliates as designated by the Seller) a milestone payment in cash of US$450 million (the “MenABCWY Milestone Payment”) upon issuance to the Purchaser or any of its Affiliates or their respective authorised sub-licensees or assignees (the “Relevant Parties”) on or before 31 December 2018 of a letter of approval of a Biologics License Application or supplemental Biologics License Application (a “BLA”) issued by the FDA for any meningococcal vaccine (groups A, B, C, W-135 and Y) whether adjuvanted, combined or otherwise (the “MenABCWY Product”) for use in, at a minimum, Adolescents.

1.1.2                  The Purchaser shall not be obliged to make the MenABCWY Milestone Payment more than once under this paragraph 1.1 and its maximum aggregate liability under this paragraph 1.1 shall not exceed the amount of the MenABCWY Milestone Payment.

1.2                            Bexsero Single Milestone Payment

1.2.1                  The Purchaser shall promptly pay, or cause to be paid, to the Seller (or one of its Affiliates as designated by the Seller) a milestone payment in cash of US$450 million (the “Bexsero Milestone Payment”) following the first Calendar Year during which Net Sales of Bexsero worldwide excluding the US in excess of [***] are achieved.

1.2.2                  The Purchaser shall not be obliged to make the Bexsero Milestone Payment more than once under this paragraph 1.2 and its maximum aggregate liability under this paragraph 1.2 shall not exceed the amount of the Bexsero Milestone Payment.

1.3                            ACIP Category A Single Milestone Payment

1.3.1                  The Purchaser shall promptly pay, or cause to be paid, to the Seller (or one of its Affiliates as designated by the Seller) a milestone payment in cash of US$450 million (the “ACIP Category A Milestone Payment”) upon any positive Category A recommendation by the Advisory Committee on Immunization Practices to the U.S. Centers for Disease Control and Prevention (or its successor) (“ACIP”), before 31 December 2019, regardless of the population, sub-population, age group or risk-factor-based group to which the recommendation pertains, with respect to either (i) the MenABCWY Product; or (ii) Bexsero (whichever is earlier, and provided such milestone is paid only once).

1.3.2                  The Purchaser shall not be obliged to make the ACIP Category A Milestone Payment more than once under this paragraph 1.3 and its maximum aggregate liability under this paragraph 1.3 shall not exceed the amount of the ACIP Category A Milestone Payment.

1.4                            GBS Single Milestone Payment

1.4.1                  The Purchaser shall promptly pay, or cause to be paid, to the Seller (or one of its Affiliates as designated by the Seller) a milestone payment in cash of US$450 million (the “GBS Milestone Payment”) upon any positive Category A or Category B recommendation by ACIP, regardless of the population, sub-population, age group or riskfactor-based group to which the recommendation pertains, with respect to any Group B streptococcus vaccine, whether adjuvanted, combined or otherwise (the “GBS Product”).

1.4.2                  The Purchaser shall not be obliged to make the GBS Milestone Payment more than once under this paragraph 1.4 and its maximum aggregate liability under this paragraph 1.4 shall not exceed the amount of the GBS Milestone Payment.

2                                      Notification and Settlement of Milestone Payments

2.1                            As promptly as practicable, but in any event within five days, the Purchaser shall notify the Seller in writing of any Milestone Payment becoming due.

2.2                            The Purchaser shall pay each Milestone Payment within 30 days of achievement of the relevant Milestone.

2.3                            All Milestone Payments due from the Purchaser to the Seller shall be made to the Seller or to an entity designated by the Seller by wire transfer of immediately available funds in US dollars to the credit of such bank account or accounts as may be designated by the Seller from time to time.

3                                      Royalty Payments

3.1                            GBS Worldwide Royalty Payments

Subject to paragraph 3.5, the Purchaser shall pay, or cause to be paid, royalty payments to the Seller (or one of its Affiliates as designated by the Seller) on the aggregate Net Sales of the GBS Product and any adjuvanted or combined versions thereof, in the world in each Calendar Year, at the rate of 10% of such Net Sales in the world (the “GBS Royalty Payments”).

3.2                            MenABCWY US Royalty Payments

Subject to paragraph 3.5, the Purchaser shall pay, or cause to be paid, royalty payments to the Seller (or one of its Affiliates as designated by the Seller) on the aggregate Net Sales of the MenABCWY Product and any adjuvanted or combined versions thereof, in the US in each Calendar Year, at the rate of 10% of such Net Sales in the US (the “MenABCWY US Royalty Payments”).

3.3                            US Royalty Payments

Subject to paragraph 3.5, the Purchaser shall pay, or cause to be paid, royalty payments to the Seller (or one of its Affiliates as designated by the Seller) on the aggregate Net Sales of Bexsero and any adjuvanted or combined versions (excluding, for the avoidance of doubt, MenABCWY) thereof, in the US in each Calendar Year, at the rate of 10% of such Net Sales in the US (the “Bexsero US Royalty Payments”).

3.4                            Bexsero Ex-US Royalty Payments

Subject to paragraph 3.5, the Purchaser shall pay, or cause to be paid, royalty payments to the Seller (or one of its Affiliates as designated by the Seller) on the aggregate Net Sales of Bexsero and any adjuvanted or combined versions (excluding, for the avoidance of doubt, MenABCWY) thereof, in the world (excluding the US) in each Calendar Year, at the rate of 10% of such Net Sales in the world (excluding the US) in excess of [***] in such Calendar Year (the “Bexsero Ex-US Royalty Payments”).

3.5                            Combinations

If the GBS Product, the MenABCWY Product or Bexsero is sold as part of the combination (each a “Combination Product”) then, for the purposes of paragraph 3.1, 3.2, 3.3 or 3.4 (as applicable), the figure of Net Sales of the relevant Combination Product shall be calculated by multiplying the total amount of Net Sales of that Combination product by the fraction A/(A+B), where A is the invoice price of the GBS Product, the MenABCWY Product or Bexsero (as applicable) sold separately and B is the invoice price of the other active ingredients and/or active antigens and/or adjuvants in the Combination Product.

4                                      Settlement of Royalty Payments

4.1                            Each Royalty Payment shall be an independent obligation of the Purchaser (not linked to any Royalty Payment in respect of another Applicable Product or Calendar Year) and shall continue to be due and payable indefinitely in accordance with the terms of this Agreement.

4.2                            Each Royalty Payment shall be payable on a Calendar Quarter basis in accordance with paragraph 5.

4.3                            In respect of any period between the Closing Date and the start of the next Calendar Quarter (the “Stub Period”), the amount of any Royalty Payments due in respect of the Stub Period shall be adjusted on a pro rata basis to reflect the number of days in the Stub Period as a proportion of the number of days in the Calendar Quarter in which Closing occurs.

5                                      Reporting of Royalty Payments

5.1                            Within 10 Business Days of the end of:

5.1.1                  each Calendar Quarter, the Purchaser shall provide to the Seller a Sales & Royalties Report; and

5.1.2                  each Calendar Year, the Purchaser shall provide to the Seller an Annual Reconciliation Report.

5.2                            The Seller shall submit an invoice to the Purchaser in a form agreed by the Seller and the Purchaser from time to time with respect to any Royalty Payment and/or Estimated Quarterly Bexsero Ex-US Royalty Payment shown as due in a Sales & Royalties Report.

5.3                            The Purchaser shall pay each Royalty Payment and/or Estimated Quarterly Bexsero Ex-US Royalty Payment due within 30 days of receipt of an invoice in respect of the same pursuant to paragraph 5.2.

5.4                            All Royalty Payments due from the Purchaser to the Seller shall be made to the Seller or to an entity designated by the Seller by wire transfer of immediately available funds in US dollars to the credit of such bank account or accounts as may be designated by the Seller from time to time.

6                                      Reconciliation of Bexsero Ex-US Royalty Payments

6.1                            Following agreement or determination of the amount of the Bexsero Ex-US Royalty Payment due in respect of each Calendar Year (a “Final Bexsero Ex-US Royalty Payment”) either as set out in any Annual Reconciliation Report or as subsequently agreed or determined in accordance with paragraphs 7 and 8:

6.1.1                  if the Paid Bexsero Ex-US Royalty Payment is greater than the Final Bexsero Ex-US Royalty Payment, the Seller shall repay to the Purchaser an amount equal to the excess; or

6.1.2                  if the Paid Bexsero Ex-US Royalty Payment is less than the Final Bexsero Ex-US Royalty Payment, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

6.2                            The Seller or the Purchaser (as applicable) shall pay any amount due under paragraph 6.1 within 30 days of the agreement or determination of the Final Bexsero Ex-US Royalty Payment due in respect of such Calendar Year.

6.3                            Any payment to be made in accordance with paragraph 6.2 shall include interest thereon calculated from the date on which the amount would have been due for payment (had the Estimated Bexsero Ex-US Royalty Payments for the Calendar Year been equal to the Bexsero Ex-US Royalty Payment for such Calendar Year) to the date of payment at a rate per annum of two  per cent. above LIBOR. Such interest shall accrue from day to day.

7                                      Records and Audit

7.1                            The Purchaser shall, and, so far as it is able to do so, shall cause the Relevant Parties to, keep in all material respects complete, true and accurate books and records in accordance with its Accounting Standards in relation to this Agreement including in relation to Net Sales and Royalty Payments. The Purchaser shall, and, so far as it is able to do so, shall cause the Relevant Parties to, keep such books and records for at least five years following the Calendar Year to which they pertain.

7.2                            The Seller shall have the right, for a period of five years after receiving each Report, to audit such Report, whether by itself or through its Affiliates and/or to appoint an internationally-recognised independent accounting firm to audit (whether the Seller, its Affiliates, or the accounting firm, the “Auditor”) such Report, and to inspect the relevant records of the Relevant Parties to verify such Report and the underlying statements, records or books of accounts, as applicable. Where the Auditor is not the Seller, the Auditor shall have the right to disclose to the Seller and/or other Affiliates its conclusions regarding any payments owed hereunder to the Seller.

7.3                            The Purchaser shall, and shall cause the other Relevant Parties to, make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept upon receipt of reasonable advance notice from the Auditor to verify the accuracy of each Report and compliance with this Schedule 17.

7.4                            The Seller shall bear the cost of any audit pursuant to this paragraph 7, as well as its own costs, fees and expenses associated with enforcing its rights with respect to any payments hereunder, except that, if it is determined by the Auditor that the amounts set out in the Sales & Royalties Report for any Calendar Quarter are more than three per cent. below the amounts actually due pursuant to this Schedule 17, the reasonable costs, fees and expenses charged or incurred by the Auditor shall be paid or reimbursed by the Purchaser.

7.5                            In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by the Purchaser, the underpaid or overpaid amount, as applicable, shall be settled promptly by the Seller or the Purchaser (as applicable).

8                                      Disputes

In the event of any dispute between the parties in respect of whether a Milestone Payment or a Royalty Payment is due, or the amount of any such payment due, in accordance with this Schedule 17, the dispute shall be determined by the Reporting Accountants on the application of the Seller or the Purchaser. Paragraphs 1.6 to 1.12 of Part 1 of Schedule 16 shall apply mutatis mutandis to the engagement and determination of the Reporting Accountants pursuant to this paragraph 8.

9                                      Covenants

9.1                            The Purchaser agrees to procure that, following Closing, the Purchaser’s Group uses its commercially reasonable endeavours to satisfy each of the Milestones.

9.2                            The Purchaser agrees that it will not, and it shall procure that no member of the Purchaser’s Group will, take any action or omit to take any action, in either case which is intended to frustrate the achievement of any of the Milestones, or which is intended to reduce the amount of any Milestone Payment or Royalty Payment due pursuant to this Schedule 17.

10                               Definitions

The following further definitions apply in this Schedule 17:

“Accounting Standards” means, with respect to a Relevant Party, IFRS as generally and consistently applied by the Relevant Party’s Group. The Purchaser shall promptly notify the Seller in writing in the event that it or its Group changes the Accounting Standards pursuant to which its records are maintained, it being understood that the Purchaser and its Group may only use internationally recognised accounting principles;

“Adolescents” means individuals aged anywhere between 11 and 18 years old;

“Annual Reconciliation Report” means a written report or reports in a form to be agreed by the Seller and the Purchaser from time to time showing a reconciliation of the amount of the Estimated Bexsero Ex-US Royalty Payment to the amount of the Bexsero Ex-US Royalty Payment due in respect of such Calendar Year;

“Applicable Product(s)” means the GBS Product, the MenABCWY Product and Bexsero;

“Calendar Quarter” means each of the four periods of 3 consecutive calendar months, starting on 1 January, 1 April, 1 July and 1 October;

“Calendar Year” means each period of 12 consecutive calendar months starting on 1 January and ending on 31 December;

“Estimated Bexsero Ex-US Royalty Payment” means the Purchaser’s reasonable estimate of the Bexsero Ex-US Royalty Payment that will be payable pursuant to paragraph 3.4 in respect of the current Calendar Year;

“Estimated Quarterly Bexsero Ex-US Royalty Payment” means one quarter of the Estimated Bexsero Ex-US Royalty Payment;

“Milestone Payments” means the MenABCWY Milestone Payment, the Net Sales Milestone Payment, the ACIP Category A Milestone Payment and the GBS Milestone Payment, and “Milestone Payment” means any one of them;

“Milestones” means the facts, matters and circumstances giving rise to the requirement for the Purchaser to make the Milestone Payments;

“Net Sales”  means, in respect of an Applicable Product, the net sales by the Relevant Parties for the Applicable Product(s) sold to Third Parties other than sublicensees or assignees, as determined in accordance with Accounting Standards consistently applied by the Purchaser. The deductions booked by the Relevant Parties to calculate the recorded net sales from gross sales shall include the following:

(i)                                  normal trade, quantity  and cash discounts;

(ii)                               sales taxes, value added taxes and other taxes directly linked to the sale of Products to the extent included in the gross amount invoiced;

(iii)                            amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(iv)                           rebates, commissions and chargebacks to customers and Third Parties;

(v)                              any amounts recorded in gross revenue associated with goods provided to customers for free, with the exception of samples;

(vi)                           amounts provided or credited to customers through coupons, other discount programs and co-pay assistance programs;

(vii)                        delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and

(viii)                     fees for service payments to customers for any non-separate services (including compensation for maintaining agreed inventory levels and providing information),

and with respect to the calculation of Net Sales:

(a)                              Net Sales only include the value charged or invoiced on the first sale to a Third Party and sales between or among Respective Parties shall be disregarded for purposes of calculating Net Sales;

(b)                              if a Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under Accounting Standards are met; and

(c)                               distributors shall not be considered as sublicensees/assignees;

“Paid Bexsero Ex-US Royalty Payment” means the aggregate of all Estimated Quarterly Bexsero Ex-US Royalty Payments paid by the Purchaser in each Calendar Year;

“Report” means any Annual Reconciliation Report or Sales & Royalties Report;

“Royalty Payments” means the GBS Royalty Payments, the MenABCWY US Royalty Payments, the Bexsero US Royalty Payments and the Bexsero Ex-US Royalty Payments, and “Royalty Payment” means any one of them;

“Sales & Royalties Report” means a written report or reports in a form to be agreed by the Seller and the Purchaser from time to time showing, on an Applicable Product-by-Applicable Product basis:

(i)                                  each of (a) gross sales; (b) Net Sales; and (c) Royalty Payments (other than the Bexsero Ex-US Royalty Payments) payable, for each such Applicable Product in respect of the relevant Calendar Quarter;

(ii)                               the Purchaser’s reasonable estimate of gross sales and Net Sales of the Bexsero Product in the world (excluding the US) in the current Calendar Year;

(iii)                            the Estimated Quarterly Bexsero Ex-US Royalty Payment; and

(iv)                           the information in paragraphs (i) to (iii) for (a) the equivalent Calendar Quarter in the prior Calendar Year; and (b) the cumulative totals for the current Calendar Year;

“Third Party” means any person other than a party or an Affiliate of a party; and

“US” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

Schedule 18
Warranties given under Clause 10.1

1                                      Authority and Capacity

1.1                            Incorporation

The Seller and each Share Seller and Business Seller is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation.

1.2                            Authority to enter into Agreement

1.2.1                  The Seller and each Share Seller and Business Seller has the legal right and full power and authority to enter into and perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

1.2.2                  The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Seller and each Share Seller and Business Seller in accordance with their respective terms.

1.2.3                  Except as referred to in this Agreement, the Seller:

(i)                                  is not required to make any announcement, consultation, notice, report or filing; and

(ii)                               does not require any consent, approval, registration, authorisation or permit,

in each case in connection with the performance of this Agreement or any other document referred to in paragraph 1.2.1.

1.2.4                  The execution and delivery of the documents referred to in paragraph 1.2.1 and the performance by the Seller, each Share Seller and each Business Seller of their respective obligations under them, will not:

(i)                                 result in a breach of any provision of the memorandum or articles of association or by laws or equivalent constitutional document of the relevant member of the Seller’s Group;

(ii)                              result in a breach of, or constitute a default under, any instrument or contract to which the relevant member of the Seller’s Group is party or by which the relevant member of the Seller’s Group is bound where such breach is material to their ability to perform their obligations under such documents;

(iii)                           result in a breach of any existing order, judgment or decree of any court, Governmental Entity by which the relevant member of the Seller’s Group is bound and where such breach is material to their ability to perform their obligations under such documents.

1.3                            Authorisation

The Seller and each Share Seller and Business Seller has taken, or will have taken by Closing, all corporate action required by it to authorise it to enter into and to perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

2                                      Vaccines Group

2.1                            Organisation and Standing of the Vaccines Group Companies

2.1.1                  Schedule 2 sets out a complete and accurate list of each of the Vaccines Group Companies, together with its jurisdiction of organisation, its authorised and outstanding capital stock or other equity interests, all of which equity interests are held by the Seller or an Affiliate of the Seller unless otherwise stated in Schedule 2.

2.1.2                  Each Vaccines Group Company is duly incorporated, validly existing and in good standing, under the laws of its jurisdiction of organisation and has all necessary corporate power under its constitutional documents to conduct its portion of the Business as at the date of this Agreement.

2.2                            The Shares

2.2.1                  Either the Seller or one of its Affiliates is the legal and beneficial owner of the Shares.

2.2.2                  There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or Encumbrance or equity on, over or affecting the Shares or the shares, capital stock or other equity interests in the Subsidiaries or any of them and there is no agreement or commitment to give or create any.

2.2.3                  All of the Shares and all of the shares, capital stock or other equity interests in the Subsidiaries have been duly authorised and validly issued and are fully paid and non-assessable. There are no options, warrants, rights, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any of the Vaccines Group Companies is a party or by which it is bound obligating any of the Vaccines Group Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, such Vaccines Group Company.

2.2.4                  There are no outstanding Contracts to which any of the Vaccines Group Companies is a party or is otherwise bound to repurchase, redeem or otherwise acquire any shares, capital stock or other equity interest of such Vaccines Group Company.

2.2.5                  None of the Shares, and the shares, capital stock and other equity interests in the Subsidiaries and Minority Interest Entities is subject to and was not issued in violation of any purchase option, call option, right of first refusal, pre-emptive right, subscription right or similar right or any provision of Applicable Law or the constitutional documents of the Vaccines Group Companies.

2.3                            The Assets

Save in relation to the Transferred Intellectual Property Rights, either the Seller or another member of the Seller’s Group has good and valid title to the assets listed in Clause 2.3.1 free and clear of all Encumbrances other than Permitted Encumbrances.

2.4                            Accounts

The Accounts of each Vaccines Group Company:

2.4.1                  were prepared in accordance with accounting practices generally accepted in the jurisdiction of incorporation of the relevant Vaccines Group Company at the time they were audited; and

2.4.2                  show in accordance with applicable legal requirements:

(i)                                  the assets and liabilities of the relevant Vaccines Group Company at the Accounts Date; and

(ii)                               of the profits or losses of the relevant Vaccines Group Company for the accounting period ended on the Accounts Date.

2.5                            Income Statements

2.5.1                  The 2013 Income Statement:

(i)                                 is based on information properly extracted from the Seller’s Group accounting records without adjustment; and

(ii)                              presents fairly in all material respects the results of operations of the  Vaccines and Diagnostics division of the Seller’s Group as  reported in the “Vaccines and Diagnostics” segment in the Novartis 2013 Annual Report for the period from and including 1 January 2013 up to and including 31 December 2013 excluding the Diagnostics Business but including the Influenza Business and the Out-Licensing Programme.

2.6                            Statement of Net Assets

2.6.1                  Schedule 23 sets out the Statement of Net Assets.

2.6.2                  The Statement of Net Assets was prepared, in all material respects, in accordance with the Statement of Net Assets Rules, and on that basis fairly presents, in all material respects, the financial position of the Vaccines Group as of the date thereof, subject to year-end audit adjustments and the absence of footnote discussions and similar presentation items therein.

2.7                            Changes Since 31 December 2013

Except as a result of the execution and delivery of this Agreement and, other than as contemplated by Clause 2.3.5 or Clause 5, from 31 December 2013 to the date of this Agreement:

2.7.1                  the Business of the Vaccines Group has been conducted in all material respects in the ordinary and usual course;

2.7.2                  the Vaccines Group has not entered into any material contract or commitment outside the ordinary course of business as conducted prior to 31 December 2013; and

2.7.3                  to the Seller’s knowledge, there has been no event or circumstance arising which is reasonably likely to have had a Material Adverse Effect (as if reference in the definition of “Material Adverse Effect” to the date of this Agreement were to 31 December 2013).

2.8                            Third Party Indebtedness and financial instruments

None of the Vaccines Group Companies: (i) has any Third Party Indebtedness exceeding $1 million (other than short-term bank borrowings in the ordinary course of business) or (ii) is a party to any financial instruments (including any swaps or derivatives)

2.9                            Gross Profit and DCOGS

2.9.1                  So far as the Seller is aware, based on management allocations and adjustments, and having regard to the purpose for which it was prepared, the 2013 Gross Profit does not materially misstate the gross profit of the Vaccines Group for the period from and including 1 January 2013 up to and including 31 December 2013.

2.9.2                  So far as the Seller is aware, the 2013 DCOGS:

(i)                                  is derived from information extracted from the Seller’s Group reporting systems with reasonable care and attention; and

(ii)                               having regard to the purpose for which the 2013 DCOGS was prepared, does not materially misstate the direct cost of goods of each of the Products identified in the 2013 DCOGS for the period from and including 1 January 2013 up to and including 31 December 2013.

3                                      Real Property and Key Sites

3.1                            Company Real Properties

3.1.1                  The Company Real Properties are the only material freehold, leasehold or other immovable property in any part of the world owned, used or occupied by the Vaccines Group Companies or in respect of which any Vaccines Group Company has any estate, or any material interest, right or liability.

3.1.2                  Each of the Company Real Properties is used and occupied for the purpose of the business of a member of a Vaccines Group Company.

3.1.3                  A member of the Seller’s Group is solely legally and beneficially entitled to such Company Real Property.

3.1.4                  No person has or will have any right to possession, occupation or use of such Company Real Property in a manner that has or will have a material adverse effect on the use of, or operations at, such Company Real Property.

3.1.5                  There are no mortgages or charges affecting any of the Company Real Properties other than those registered in the relevant Land Register.

3.1.6                  There are no material outstanding disputes, actions, claims or demands in respect of any Company Real Property, nor has the Seller or any member of the Seller’s Group received any notice threatening the same.

3.1.7                  In respect of each Company Leased Real Property, all material covenants and conditions contained in the Company Lease have been observed and performed to date.

3.2                            Transferred Real Properties

3.2.1                  The Transferred Real Properties are the only material freehold, leasehold or other immovable property in any part of the world owned or occupied by the Vaccines

Group Businesses or in respect of which any Vaccines Group Business has any estate, or any material interest, right or liability.

3.2.2                  Each of the Transferred Real Properties is used and occupied for the purpose of the business of the Vaccines Group Business.

3.2.3                  A member of the Seller’s Group is solely legally and beneficially entitled to such Transferred Real Property.

3.2.4                  No person has or will have any right to possession, occupation or use of such Transferred Real Property in a manner that has or will have a material adverse effect on the use of, or operations at, such Transferred Real Property.

3.2.5                  There are no mortgages or charges affecting any of the Transferred Real Properties other than those registered in the relevant Land Register.

3.2.6                  There are no material outstanding disputes, actions, claims or demands in respect of any Transferred Real Property, nor has the Seller or any member of the Seller’s Group received any notice threatening the same.

3.2.7                  In respect of each Transferred Leased Real Property, all material covenants and conditions contained in the Lease have been observed and performed to date.

3.3                            Key Sites

3.3.1                  The Key Sites are the only properties used or occupied by the Seller’s Group for the purpose of Manufacturing in respect of the Business.

3.3.2                  No consents, licences, approvals, permits, authorisations or waivers are required from any Landlord, superior landlord or other third party to transfer any Key Site to the Purchaser (or any other member of the Purchaser’s Group) indirectly (through the transfer of the Vaccines Group Companies).

3.3.3                  There is no circumstance which would entitle any third party to exercise a right of power of entry or to take possession which would materially adversely restrict the continued possession, enjoyment or existing use of each Key Site and there are no material restrictive conditions of servitude or public easements attaching to each Key Site.

3.3.4                  No member of the Seller’s Group has had any notice from any competent authority to make any alteration, repair or addition to any Key Site, including with regards to the disposal of effluent or the state of buildings or the number of legally required parking spaces which is presently outstanding.

4                                      Intellectual Property and Information Technology

4.1                            Schedule 4 sets out, as of the date of this Agreement, complete and accurate details of Registered Vaccines Group Intellectual Property Rights, including for each such item, as applicable, (i) the identity of the record owner, (ii) the registration or application number, and (iii) the jurisdiction of issuance or registration.

4.2                            In relation to Products or Pipeline Products which are material to the Business, all documents and instruments necessary to maintain and preserve any extension of patent terms including Patent Term Extensions and patent term adjustments in relation to: the (i) Registered Vaccines Group Intellectual Property Rights; and (ii) any Registered Intellectual Property Rights licensed under any Vaccines Group Intellectual Property Contracts for which the Seller controls the prosecution and maintenance; and in each case, where such applications have a reasonable prospect of success, have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entity.

4.3                            Each of the Patents: (i) included within the Registered Vaccines Group Intellectual Property Rights for the Products or Pipeline Products which are material to the Business; and (ii) to the Seller’s Knowledge, included within the Registered Intellectual Property Rights licensed under the Vaccines Group Intellectual Property Contracts for Products or Pipeline Products material to the Business, in each case, correctly identifies by name each inventor thereof as determined in accordance with the Applicable Law of each jurisdiction in which such Patent issued and/or is pending.

4.4                            To the Seller’s Knowledge, the Patents forming part of (i) the Registered Vaccines Group Intellectual Property Rights, and (ii) the Registered Intellectual Property Rights licensed under the Vaccines Group Intellectual Property Contracts in each case for the Products or Pipeline Products which are material to the Business are subsisting, valid and enforceable and have not lapsed or been abandoned.

4.5                            All renewal, application and other registry fees required for the maintenance, prosecution and enforcement of the Registered Vaccines Group Intellectual Property Rights relating to Products or Pipeline Products that are material to the Business have been paid.

4.6                            Schedule 4 sets out, a complete and accurate list of each material Vaccines Group Intellectual Property Contract. Neither the Seller nor any of its Affiliates has given, or received, written notice to terminate any material Vaccines Group Intellectual Property Contract or the Merck 2012 Licence, and neither the Seller nor any Affiliate of the Seller is in default of any material Vaccines Group Intellectual Property Contract or the Merck 2012 Licence. To the Seller’s Knowledge, no third party is in default under any material Vaccines Group Intellectual Property Contract or the Merck 2012 Licence.

4.7                            The Seller and its Affiliates between them own all Registered Vaccines Group Intellectual Property Rights and the Beta Interferon Patent Rights free of all Encumbrances except Permitted Encumbrances. The Seller and its Affiliates have taken reasonable steps to protect the confidentiality of Proprietary Information and Know-How relating to the Products.

4.8                            To the Seller’s Knowledge: (i) the conduct of the Business as currently conducted does not infringe or misappropriate the Intellectual Property Rights of any third party; and (ii) there is no material judicial, administrative or arbitral action, suit, hearing, inquiry, investigation or other proceeding (public or private) before any Governmental Entity pending against the Seller or any of its Affiliates in which it is alleged that the conduct of the Business as currently conducted by the Seller and its Affiliates infringes or misappropriates any Intellectual Property Rights of any third party.  Neither the Seller nor any of its Affiliates has received any written notice of such infringement or misappropriation.

4.9                            To the Seller’s Knowledge, no third party is infringing or misappropriating any Vaccines Group Intellectual Property Rights or Proprietary Information and neither the Seller nor its Affiliates have made any such claims against any such persons, nor, to the Seller’s knowledge is there any basis for such a claim.

4.10                     The Vaccines Group Intellectual Property Rights, the Intellectual Property Rights licensed under the Vaccines Group Intellectual Property Contracts, and the Intellectual Property Rights licensed under the Purchaser Intellectual Property Licence Agreement constitute all the material Intellectual Property Rights used in the conduct of the Business as currently conducted by the Seller and its Affiliates on a worldwide basis; provided however, that the foregoing is not a representation of non-infringement, non-misappropriation, or any other non-violation of Intellectual Property Rights of any third party, which representation is solely set out in paragraph 4.8 above.

4.11                     No entity within the Seller’s Group (excluding the Vaccines Group Companies) which is not an Assignor (as that term is defined in the Intellectual Property Assignment Agreement) under the Intellectual Property Assignment Agreement holds any right, title or interest in or to the Vaccines Group Intellectual Property Rights, with the exception of any right, title or interest that is held under any agreement or other arrangement (whether written or unwritten) which will terminate immediately after (i) the date upon which the Vaccines Group Intellectual Property Rights that are registered in, or held exclusively for use in relation to, Ukraine transfer to a member of the Purchaser’s Group pursuant to the terms of the Intellectual Property Assignment Agreement; or (ii) Closing in respect of all other Vaccines Group Intellectual Property Rights.

4.12                     The Business has not, in the 12 months prior to the date of this Agreement, experienced any material disruption in its operations as a result of any failure of its Information Technology.

5                                      Contracts

5.1                            No Vaccines Group Company or Business Seller is a party to or subject to any Contract, transaction, arrangement, understanding or obligation (other than in relation to any Property, lease or contract of employment, Information Technology or Intellectual Property Right) which is material to the business of the Vaccines Group and which:

5.1.1                  is not in the ordinary course of business or is unduly onerous;

5.1.2                  is not on an arm’s length basis;

5.1.3                  has an unexpired term or likely duration of 10 years or more;

5.1.4                  restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit;

5.1.5                  involves an aggregate outstanding expenditure by it of more than US$50 million, exclusive of VAT;

5.1.6                  can be terminated in the event of a change of underlying ownership or control of a Vaccines Group Company; or

5.1.7                  involves the supply of goods and services, the aggregate sales value of which (exclusive of VAT) will be more than 5 per cent of turnover of the Vaccines Group (exclusive of VAT) for the preceding financial year.

5.2                            Save in relation to any Vaccines Group Intellectual Property Contract, no Vaccines Group Company is in material default under any material Contract to which it is party and no third party is in material default under any material Contract to which a Vaccines Group Company is party and, to the Seller’s knowledge, there are no circumstances in either case likely to give rise to such a material default.

5.3                            Save in relation to any Vaccines Group Intellectual Property Contract, no Business Seller is in material default under any material Contract to which it is party and no third party is in material default under any material Contract to which a Business Seller is party and, to the

Seller’s knowledge, there are no circumstances in either case likely to give rise to such a material default.

6                                      Joint Ventures etc.

No Vaccines Group Company or Business Seller is, or has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association (other than a recognised trade association in relation to which the Vaccines Group Company or Business Seller has no liability or obligation except for the payment of annual subscription or membership fees).

7                                      Agreements with Connected Parties

7.1                            There are no existing contracts or arrangements material to the business of the Vaccines Group between, on the one hand, any Business Seller or Vaccines Group Company and, on the other hand, the Seller, any Relevant Seller other than on normal commercial terms in the ordinary course of business.

7.2                            No Affiliate Contract is required to run the Business and the termination of any Affiliate Contract will not, when taken together with the rights and services under the Ancillary Agreements and for the respective terms thereof, have a material effect on the Business.

7.3                            The Vaccines Group Companies do not currently carry on any Seller’s Group Retained Business (other than the Influenza Business).

8                                      Sufficiency of Vaccines Group

8.1                            Each of the assets listed in Clause 2.3.1 is owned both legally and beneficially by the Seller or its Affiliates and each of those assets capable of possession is, save where in the possession of third parties in the ordinary course of business, in the possession of the Seller or its Affiliates.

8.2                            Save for Permitted Encumbrances, no option, right to acquire, mortgage, charge, pledge, line or other form of security or Encumbrance (excluding licences of Intellectual Property or Know-How) or equity on, over or affecting the whole or any part of the assets listed in Clause 2.3.1 is outstanding and, save in relation to Permitted Encumbrances, there is no agreement or commitment entered into by any member of the Seller’s Group to give or create any and no claim has been made against any member of the Seller’s Group by any person entitled to any.

8.3                            The Vaccines Group Businesses, assets of the Vaccines Group Companies and the assets of the Minority Interest Entities, when taken together with the rights and services under the Ancillary Agreements and for the respective terms thereof:

(i)                                 comprise all of the assets required to carry out the Business of the Vaccines Group in substantially the same manner as it has been during the twelve months prior to the date of this Agreement; and

(ii)                              are sufficient in all material respects to carry out the Business of the Vaccines Group after the Closing substantially as conducted by the Seller and its Affiliates as of the date of this Agreement, provided however, that the foregoing is not a warranty of non-infringement, non-misappropriation or any other non-violation of Intellectual Property Rights of any third party, which warranty is solely set out in paragraph 4.8.

8.4                            The Vaccines Group Businesses, assets of the Vaccines Group Companies and the assets of the Minority Interest Entities, when taken together with the rights and services under the Ancillary Agreements and for the respective terms thereof, are sufficient in all material respects to carry out the Purchaser’s obligations under the Influenza Business Transitional Services Agreement and under any other arrangements the Purchaser is required to enter into pursuant to Clause 8.14.1(i), substantially as conducted by the Seller and its Affiliates as of 22 April 2014, provided however, that the foregoing is not a warranty of non-infringement, non-misappropriation or any other non-violation of Intellectual Property Rights of any third party, which warranty is solely set out in paragraph 4.8.

9                                      Compliance with Laws, Permits and Anti-Bribery

9.1                            None of the Seller or its Affiliates is in breach of any Applicable Law where such breach is reasonably likely to be material to the Vaccines Group.

9.2                            Neither the Seller nor any of its Affiliates has received any written notice from any Governmental Entity that it is not in compliance (or any warning letter that it may not be in compliance) with any Applicable Law or is not in possession of any permits, licences, certificates or other authorisations or consents of a Governmental Entity in each case as is necessary for the conduct of the Business of the Vaccines Group in all material respects as presently conducted (each a “Permit” and, collectively, the “Permits”), except where such non-compliance or non-possession does not remain outstanding or uncured as of Closing or would not reasonably be expected to have a material effect on the Business.

9.3                            With respect to the Vaccines Group, since 1 January 2009, neither the Seller nor any of its Affiliates, nor any of their respective directors, officers or employees and, to the Seller’s Knowledge, no Seller Partner has, directly or indirectly: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made or offered to make any unlawful payment to any foreign or domestic government official or employee, or agent, political party or any official of such party, or political candidate from corporate funds; (iii) made or offered to make any bribe, rebate, payoff, influence payment, money laundering, kickback or other unlawful payment; or (iv) violated or is in violation of any provision of any applicable Anti-Bribery Law; and with respect to the Vaccines Group, the Seller and its relevant Affiliates have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Bribery Law.

9.4                            With respect to the Vaccines Group, neither the Seller nor any of its Affiliates, nor any of their respective directors, officers or employees and, to the Seller’s Knowledge, no Seller Partner: (i) is currently the subject of, nor has it been since 1 January 2009, the subject of, any action alleging a violation, or possible violation, of any Anti-Bribery Law, or been since 1 January 2009, the recipient of a subpoena, letter of investigation or other document alleging a violation, or possible violation, of any Anti-Bribery Law, or (ii) has, since 1 January 2009, improperly or inaccurately recorded in any books and records (A) any payments, cash, contributions, gifts, hospitalities or entertainment to a foreign or domestic government official, employee of an enterprise owned or controlled in whole or in part by any foreign government, official of a foreign or domestic political party or campaign, or a foreign or domestic candidate for political office; or (B) other expenses related to political activity or lobbying.

9.5                            With respect to the Vaccines Group, since 1 January 2009, neither the Seller nor any of its Affiliates, nor any of their respective directors or officers, and, to the Seller’s Knowledge, none of their respective employees has received notice that any such person is or has been alleged to be in violation of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or by the U.S. Department of State or equivalent measures of the United Kingdom, European Union, or the United Nations (the “Sanctions Law”). With respect to the Vaccines Group, neither the Seller nor any of its Affiliates, nor any of their respective directors or officers, and, to the Seller’s Knowledge, none of their respective employees has conducted any of their business activities whatsoever with, or for the benefit of, a government, national or legal entity to the extent such actions would violate any Sanctions Law. None of the execution, delivery and performance of this Agreement and the direct or indirect use of proceeds from any transaction contemplated hereby or the fulfilment of the terms hereof will result in a violation by any person of any Sanctions Law.

9.6                            Each member of the Seller’s Group, in connection with the Products, the Product Approvals, the Product Applications, the Transferred Contracts and the Transferred Intellectual Property Contracts requires its Service Providers to act in accordance with the requirements of applicable Anti-Bribery Law and uses all reasonable endeavours to procure that they do so. Each such Service Provider has in place policies, systems, controls and procedures designed to prevent, and which are reasonably expected to continue to prevent, it and its Associated Persons from violating applicable Anti-Bribery Law.

10                               Product Approvals

10.1                     The Seller or one of its Affiliates is the registered holder of each of the Product Approvals.  All material Product Approvals held by Seller or its Affiliates are in full force and effect. No material deficiencies have been asserted by any applicable Government Entity with respect to any Product Approval or Product Filing, nor, to the Seller’s knowledge, are there any facts or circumstances that would be likely to lead to such assertions being made.

10.2                     Each Product was and is being researched, developed, manufactured, marketed or sold in all material respects in accordance with the specifications and standards contained in the relevant Product Approval and the related Marketing Authorisation Data and in accordance with Applicable Law.

10.3                     Neither the Seller or any of its Affiliates has received any written notice that any Governmental Entity with jurisdiction over the Products has commenced or will commence any action: (i) to withdraw the approval of any Product or otherwise revoke or materially amend any Product Approval or Marketing Authorisation Data; or (ii) enjoin production, marketing or sale of any Product and, to the Seller’s knowledge, no such action has been threatened.

10.4                     All application and renewal fees due and payable with respect to all material Product Approvals have been paid.

10.5                     All preclinical and clinical investigations with respect to the Products are being and have been conducted in compliance with Applicable Law in all material respects. The Seller and its Affiliates have not, and to the Seller’s Knowledge, none of its Product Partners or any other third party under any Licensed Intellectual Property Contract has received since 1 January 2009, any written notices or other correspondence from any Governmental Entity with respect to any on-going clinical or pre-clinical studies or tests of any Product requiring the termination, suspension or material modification of such studies or tests.

10.6                     None of the Seller or its Affiliates or, to the Seller’s Knowledge, any Product Partner or any other third parties pursuant to any Licensed Intellectual Property Contract, has any knowledge of any adverse event, arising since the date three years prior to the date of this Agreement, reportable with respect to the safety or efficacy of any Product which is expected to be material.

11                               Product Recall

11.1                     No Product (or any component thereof) has been recalled, suspended, withdrawn,  seized, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action letter (including any correspondence questioning data integrity) as a result of any action by any Governmental Entity, by the Seller or any of its Affiliates; nor are any such actions pending or under consideration (or any facts, conditions, or circumstance known) by the Seller or any of its Affiliates, or, to the Seller’s Knowledge, by any Governmental Entity.  There is not, to the Seller’s Knowledge, pending or threatened litigation anywhere in the world seeking the recall, withdrawal, suspension, seizure or discontinuance of any of the Products.

12                               Product Liability

The Products sold by the Business during the Relevant Period have complied in all material respects with all applicable product specifications and have been Manufactured in all material respects in accordance with applicable requirements of then current GMP and any Applicable Law, except for any such non-compliance that  has not had, and would not reasonably be expected to have, a materially adverse impact on the relevant Product.

13                               Taxes

13.1                     Each Vaccines Group Company and each Tax Group to which it belongs has, and every member of the Seller’s Group with an interest in the Vaccines Group has in respect of the Vaccines Group, duly, and within any appropriate time limits, filed all Tax Returns required to be filed and has maintained all records required to be maintained for tax purposes in relation to the assets comprised in the Vaccines Group; all such information was and remains complete and accurate in all material respects and all such Tax Returns were complete and accurate in all material respects and were made on the proper basis.

13.2                     There are no Tax liens on any asset comprised in the Vaccines Group Businesses (other than Permitted Encumbrances).

13.3                     No Vaccines Group Company and no Tax Group to which a Vaccines Group Company belongs is currently under audit or examination by a Tax Authority that could result in the assessment of a material amount of Tax and neither the Seller nor any Vaccines Group Company (nor any Tax Group to which a Vaccines Group Company belongs) has received notice from a Tax Authority of any dispute or disagreement outstanding or contemplated at the date of this Agreement with any Tax Authority regarding liability or potential liability to any Tax recoverable from any Vaccines Group Company or regarding the availability of any relief from Tax to any Vaccines Group Company and, so far as the Seller is aware, there are no circumstances which make it likely that any such dispute or disagreement will commence.

13.4                     The Disclosure Letter lists every written agreement that a Vaccines Group Company has entered into, in each case, which is currently in force, to have its Tax affairs dealt with on a consolidated basis and for any Tax sharing arrangement (including without limitation any arrangement under which Tax losses or Tax reliefs are surrendered or agreed to be surrendered or claimed) in respect of the profits, gains or losses of that Vaccines Group Company with any company not being another Vaccines Group Company.

13.5                     No Vaccines Group Company, and no Tax Group to which a Vaccines Group Company belongs, has received or requested any extension of time to file a Tax Return that remains unfiled or has granted or requested a waiver or extension of a limitation on any period for audit and examination or assessment and collection of Tax for any taxable period as to which Tax could be assessed.

13.6                     No member of the Seller’s Group with an interest in the Vaccines Group has received notice from a Tax Authority of, and so far as the Seller is aware, there is not any dispute or disagreement outstanding at the date of this Agreement with any Tax Authority regarding the proper method of computing the profits of the Vaccines Group (or any part of it) for Tax purposes or the proper treatment for VAT purposes of any supplies of goods or services made (or treated as made) in the course of the Vaccines Group and, so far as the Seller is aware, there are no circumstances which make it likely that any such dispute or disagreement will commence.

13.7                     So far as the Seller is aware, no Vaccines Group Company benefits from any preferential Tax regime, granted by law or by special authorisation issued by any Tax Authority or by any other authority, which would in whole or in part be withdrawn as a result of the signature of this Agreement.

13.8                     So far as the Seller is aware, no Tax Authority has within the past three years operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to any assets comprised in the Vaccines Group.

13.9                     In respect of all documents which establish or are necessary to establish the title of the relevant member of the Seller’s Group to each material asset comprised in the Vaccines Group, or by virtue of which the relevant member of the Seller’s Group has any right in respect of each such asset, all applicable stamp duties, transfer taxes, registration charges or similar duties or charges have been duly paid.

13.10              So far as the Seller is aware, other than any payments which are of a nature or type (such as expenditure on business entertainment or marketing) which are not deductible for Tax purposes by reason of a general restriction on deductibility applicable to payments of that nature or type under the laws of the jurisdiction in which the relevant Vaccines Group Company is resident for Tax purposes or carries on its business, no Vaccines Group Company is under any obligation to make any future payment which will not be deductible for Tax purposes in an amount which, if the payment were deductible for Tax purposes, would reduce the Tax liability of the relevant Vaccines Group Company by an amount exceeding US$5 million.

13.11              The country of incorporation which is given in Schedule 2 for each Vaccines Group Company is also the Tax residence of each Vaccines Group Company, and is the only country whose Tax Authorities seek to charge Tax on the worldwide profits or gains of that Vaccines Group Company and no Vaccines Group Company has, within the past three years, carried on the Business of the Vaccines Group through a permanent establishment in any other country.

14                               Environmental Matters

14.1                     To the Seller’s Knowledge, each Business Seller (with respect to its conduct of the Business and any Transferred Real Property) and Vaccines Group Company is in compliance in all material respects with all Environmental Laws.

14.2                     To the Seller’s Knowledge, each Vaccines Group Company and each Business Seller (with respect to its conduct of the Business and any Transferred Real Property) possesses all material Permits required under applicable Environmental Laws necessary to conduct its portion of the Business.

14.3                     To the Seller’s Knowledge, no Vaccines Group Company nor any Business Seller (with respect to its conduct of the Business and any Transferred Real Property) has received any written notice alleging a material violation of any Environmental Laws, other than matters that have been resolved in all material respects.

14.4                     To the Seller’s Knowledge, no Vaccines Group Company nor any Business Seller (with respect to its conduct of the Business and any Transferred Real Property) has received any written notice or claim alleging that it is or may be liable to any person in any material respect under any applicable Environmental Law as a result of a release or threatened release of any Hazardous Substance at any Transferred Real Property, other than matters that have been resolved in all material respects.

14.5                     To the Seller’s Knowledge, no Vaccines Group Company nor any Business Seller (with respect to its conduct of the Business and any Transferred Real Property) is a party to any pending proceedings relating to any Environmental Laws, other than proceedings that would not reasonably be expected to have a Material Adverse Effect.

15                               Employees

15.1                     The Employees are all employed by a Vaccines Group Company or a Business Seller and work wholly or substantially in the Business (as carried on by the Vaccines Group).

15.2                     The Disclosure Letter contains a true, complete and correct list of the following information in respect of each Vaccines Business Employee and each Vaccines Group Company Employee as of 17 April 2014 (organised by country and, in relation to any Vaccines Group Company, by legal employer): (A) employee identification details; (B) date of birth; (C) employment status (part-time or full-time); (D) employment start date; (E) base salary; (F) target annual incentive for 2014 (and actual bonus for 2013); and (G) target long-term incentive for 2014 (and actual long-term incentive for 2013).

15.3                     In each of the Material Employee Jurisdictions except as would not be reasonably expected to have a Material Adverse Effect:

15.3.1           as of the date of this Agreement there is not, and in the two years prior to the date of this Agreement there has not been, nor to the Seller’s Knowledge is there pending or threatened, any labour strike, dispute, work stoppage or lockout by any group of either Vaccines Business Employees or Vaccines Group Company Employees;

15.3.2           no trade union or works council is recognised in any way for bargaining, information or consultation purposes in relation to any of the Vaccines Business Employees or Vaccines Group Company Employees and no collective bargaining negotiations, whether voluntary or mandatory, are currently taking place with respect to any of the Vaccines Business Employees or Vaccines Group Company

Employees and, as of the date of this Agreement, no Vaccines Group Company or Business Seller is a party to any agreement (whether legally binding or not) with any trade union or works council affecting any Vaccines Business Employee or Vaccines Group Company Employee and there is no existing dispute with any such representative body (or, to the Seller’s Knowledge, pending or threatened) in relation to the Business (as carried on by the Vaccines Group);

15.3.3           there is no material litigation, claim or other dispute existing, nor to the Seller’s Knowledge, pending or threatened by or in respect of any Employees (or any former employees of the Vaccines Group Companies) in respect of their employment or any matter arising from their employment; and

15.3.4           no Vaccines Group Company or Business Seller has, within the 2 years prior to the date of this Agreement, closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or similar programme in each case in violation of the WARN Act, nor has any Vaccines Group Company or Business Seller announced any such action or programme for the future.

15.4                     No Key Personnel has given notice terminating his or her contract of employment, nor is under notice of dismissal.

15.5                     To the Seller’s Knowledge, and subject to the next sentence, no Vaccines Group Company Employee will, as a result of the entering into of this Agreement or Closing, be entitled to receive any payment or benefit which he would not otherwise be entitled to receive (including, without limitation, an enhanced severance package on a subsequent termination) or be entitled to treat either such event as amounting to a breach of his terms and conditions of employment or to treat himself as redundant or dismissed or released from any obligation. This warranty shall not apply to any retention arrangements (in the form of cash or shares) put in place by the Seller or any member of the Seller’s Group to retain key employees in connection with the matters contemplated by this Agreement as described in paragraphs 10 and 11 of Schedule 11, or any arrangement relating to the share-based incentive schemes of the Seller’s Group pursuant to paragraph 11 of Schedule 11.

15.6                     Since the Statement of Net Assets Date, no material change has been made, announced or proposed to the emoluments or other terms of employment of any Employee, and no such change, and no negotiation or request for such a change, is due or expected within 12 months from the date of this Agreement, and the employing company is under no obligation to make such a change (with or without retrospective operation) other than any arrangement relating to the share-based incentive schemes of the Seller’s Group pursuant to paragraph 11 of Schedule 11.

15.7                     All the employees needed to carry on the Business (as carried on by the Vaccines Group) at the date of this Agreement at the Key Sites are employed by a Vaccines Group Company and, to the Seller’s Knowledge (other than insofar as would not reasonably be expected to have a Material Adverse Effect) have not resigned and are not expected to resign their employment as a result of this Agreement or the transactions it contemplates.

16                               Employee Benefits

16.1                     The Disclosure Letter contains a true, complete and correct list of all bonus, staff incentives (including any share-based incentive schemes), redundancy or other benefits payable on termination of employment (whether voluntary or involuntary but excluding arrangements required in accordance with Applicable Law), ill-health, Employee Benefits or other benefits which are the material benefits available to the Vaccines Business Employees and the Vaccines Group Company Employees in the Material Employee Jurisdictions. To the Seller’s Knowledge, other than any arrangement relating to the share-based incentive schemes of the Seller’s Group pursuant to paragraph 11 of Schedule 11, no Vaccines Group Company or Business Seller has made any promises or commitments to make available any additional benefits to the Vaccines Business Employees and the Vaccines Group Company Employees in the Material Employee Jurisdictions, or to modify or change in any material way any existing benefits in the Material Employee Jurisdictions, or to continue or maintain the level of any existing benefits generally for any period, which in each case could reasonably be expected to have a Material Adverse Effect.

16.2                     The Disclosure Letter contains true and complete copies of all documents of any written benefit schemes, plans or arrangements referred to in paragraph 16.1 above applicable to either Vaccines Business Employees or Vaccines Group Company Employees in the Material Employee Jurisdictions containing material terms (including governing documents, and for benefit plans that are not share-based incentive schemes, related trust agreements or other funding documents) and a true, complete and correct summary of the material terms of any unwritten benefit schemes, plans or arrangements referred to in paragraph 16.1 above.

16.3                     Benefit Plans

16.3.1           In the Material Employee Jurisdictions all benefit and compensation schemes, plans, funds, contracts, policies, agreements or arrangements (other than the US Benefit Plans and any schemes, plans, funds, contracts, policies, agreements or arrangements operated by any Governmental Entity) (A) operated by or on behalf of a Vaccines Group Company or Business Seller, with respect to Vaccines Group Company Employees or Vaccines Business Employees or current or former employees or directors of a Vaccines Group Company, (B) in respect of which any Vaccines Group Company or Business Seller, with respect to Vaccines Group Company Employees or Vaccines Business Employees, the Seller or any member of the Seller’s Group contributes or has contributed or (C) in respect of which any Vaccines Group Company or Business Seller, with respect to Vaccines Group Company Employees or Vaccines Business Employees, has any liability (whether actual or contingent), including, but not limited to, plans providing Employee Benefits or during periods of sickness or disablement, or any deferred or incentive compensation, welfare, healthcare, medical, stock or stock-related award plans, including individual pension commitments, “jubilee” pension benefits and retirement and termination indemnity arrangements, and in relation to Switzerland, all plans, funds, contracts, policies,  agreements or arrangements providing pension or other benefits on retirement (such schemes, plans, funds, contracts, policies, agreements and arrangements hereinafter being referred to as “Non-US Benefit Plans”) and the US Benefit Plans have been administered in accordance with their terms and are in compliance with Applicable Law, except for any failures to so administer or be in compliance that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All required filings for all Benefit Plans have been made on time and with the appropriate Governmental Entity, except for any failures to timely file that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there is no existing, pending or, to the Seller’s Knowledge, threatened material litigation, claim or other dispute relating to Benefit Plans.

16.3.2           The Vaccines Group Companies or Business Sellers, with respect to Vaccines Group Company Employees or Vaccines Business Employees in each Material Employee Jurisdiction, (A) are in material compliance with all Applicable Law respecting employment, employment practices, terms and conditions of employment, occupational health, safety, wages and hours, (B) have withheld all amounts required by Applicable Law, collective bargaining agreements or the Benefit Plans to be withheld from the wages, salaries or other payments to the Vaccines Group Company Employees or the Vaccines Business Employees and former employees of the Vaccines Group Companies, (C) in respect of the Vaccines Group Company Employees or Vaccines Business Employees or former employees of the Vaccines Group Companies, are not liable under any applicable provisions of the Benefit Plans and any Applicable Law for any arrears, wages, Taxes, other than payments not yet due, or any penalty for failure to comply with the foregoing and (D) are not liable under any applicable provisions of the Benefit Plans and any Applicable Law for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, workers compensation, social security or other benefits for Vaccines Group Company Employees or Vaccines Business Employees or former employees of the Vaccines Group Companies, other than payments not yet due, except, in each case, for any failures to comply, failures to withhold or liabilities that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

16.3.3           All material contributions that the Vaccines Group Companies or Business Sellers, with respect to Vaccines Business Employees or the Vaccines Group Company Employees in a Material Employee Jurisdiction and Switzerland, are required to make to any Benefit Plan in respect of the period on or before the date of this Agreement have been fully and timely paid when due.

17                               Litigation

17.1                     No Vaccines Group Company or Business Seller is involved whether as claimant or defendant or other party in any claim or Proceeding (other than as claimant in the collection of debts arising in the ordinary course of its business none of which exceeds US$5 million) which is material to the Business.

17.2                     To the Seller’s Knowledge, no such claim or Proceeding of material importance is pending or threatened by or against any Vaccines Group Company or Business Seller.

18                               Insolvency

18.1                     No order has been made and no resolution has been passed for the winding up of any Share Seller or any Business Seller, or for the appointment of any administrator, receiver (including administrative receiver) or liquidator (provisional or otherwise) over the whole or any part of the property, assets and/or undertaking of any Share Seller or any Business Seller.

18.2                     No petition has been presented or meeting convened for the purpose of considering a resolution or resolution circulated for the winding up of any Share Seller or any Business Seller, or for the appointment of any administrator, receiver (including administrative receiver) or liquidator (provisional or otherwise) over the whole or any part of the property, assets and/or undertaking of any Share Seller or any Business Seller.

18.3                     Neither any Share Seller nor any Business Seller has stopped payment or suspended payment of its debts generally, is insolvent or deemed unable to pay its debts as they fall due.

19                               Insurance

All material insurance policies relating to the Vaccines Group are in full force and effect and, to the Seller’s Knowledge, no notice of cancellation, termination or default has been received with respect to any such insurance policy. All premiums due and payable on such policies covering periods up to Closing have been paid in full or accrued.

20                               Consents and Licences

20.1                     All governmental and quasi-governmental licences, consents, permissions, waivers, exceptions and approvals required for carrying on the Business of the Vaccines Group, the absence of which, individually or in the aggregate, would be material to the Vaccines Group, are in force and, to the Seller’s Knowledge, no written notice has been received by the Seller or any member of the Seller’s Group which indicates that any such licence, consent, permission, waiver, exception or approval is likely to be revoked or which may confer a right of revocation.

21                               Delinquent and Wrongful Acts

21.1                     To the Seller’s Knowledge, no member of the Seller’s Group has, during the Relevant Period, committed any criminal or illegal act which relates to the Vaccines Group Companies or the Vaccines Group Businesses.

21.2                     No member of the Seller’s Group has, during the Relevant Period, received notification that any investigation or inquiry is being or has been conducted by any supranational, national or local authority or governmental agency specifically related to the Vaccines Group, which is material in respect of the Vaccines Group.

22                               Compliance

22.1                     No member of the Seller’s Group has received in the Relevant Period any written notification or written claim (in each case, which remains outstanding) that it has conducted the Business of the Vaccines Group with respect to the research, development, manufacturing, distribution and sale of the Products in a manner which does not in any respect comply with all Applicable Law, or which in any respect is defective or dangerous, where the pursuit of any such notification or claim is, or would reasonably be expected to be, material in respect of the Vaccines Group.

22.2                     So far as the Seller is aware, the Vaccines Group has, and has during the Relevant Period been, operated in all material respects in compliance with all Applicable Law or standards and to the Seller’s Knowledge there are no circumstances that could involve or lead to a material violation of any material Applicable Law or standards.

23                               Pipeline Products

23.1                     The Seller or one of its Affiliates is the registered holder of each of the Pipeline Product Approvals, and the benefit of each Pipeline Product Approval can be transferred to the Purchaser (or another member of the Purchaser’s Group) regardless as to whether such transfer occurs directly (whether by way of transfer, reissuance or any other equivalent mechanism under Applicable Law of the relevant jurisdiction) or indirectly (through the transfer of the Vaccines Group Companies).

23.2                     All development activities in relation to the Pipeline Products have been conducted in the ordinary course and in accordance with all Applicable Law and standards and to the Seller’s Knowledge there are no circumstances relating to the development of the  Pipeline Products that could involve or lead to a material violation of any material Applicable Law or standards.

23.3                     No material regulatory, clinical or safety event has occurred in relation to the Pipeline Products and no member of the Seller’s Group has received any notification or claim from any person of any such event (or the possibility of any such event).

24                               Manufacturing Licences and Manufacture

24.1                     All Manufacturing Licences which are material to the Vaccines Group, are in effect and are validly held by a member of the Seller’s Group and during the Relevant Period, to the Seller’s Knowledge, no member of the Seller’s Group has received any written notice of any suit, action or proceeding regarding the revocation or modification of any such Manufacturing Licence.

24.2                     No directive, order or notice has been given to the Seller or any member of the Seller’s Group by any relevant regulatory authority to update, modify, amend, vary, supplement or delete any process and/or methodology relevant to the manufacture at the Sites of any Product currently manufactured at the Sites and, so far as the Seller is aware, no such directive, order or notice is pending.

25                               No Industrial Action

To the Seller’s Knowledge, there is no industrial action currently taking place, threatened or expected which is, or is expected to be, material to the Business.

26                               Ongoing Clinical Trials

Schedule 22 contains a complete list of all Ongoing Clinical Trails.

Schedule 19
Warranties given by the Purchaser under Clause 10.3

1                                      Authority and Capacity

1.1                            Incorporation

The Purchaser is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation.

1.2                            Authority to enter into Agreement

1.2.1                  The Purchaser and each member of its Group has the legal right and full power and authority to enter into and perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

1.2.2                  The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser and each member of its Group in accordance with their respective terms.

1.2.3                  Except as referred to in this Agreement, the Purchaser:

(i)                                  is not required to make any announcement, consultation, notice, report or filing; and

(ii)                               does not require any consent, approval, registration, authorisation or permit,

in each case in connection with the performance of this Agreement or any other document referred to in paragraph 1.2.1.

1.2.4                  The execution and delivery of the documents referred to in paragraph 1.2.1 and the performance by the Purchaser and each member of its Group of their respective obligations under them, will not:

(i)                                 result in a breach of any provision of the memorandum or articles of association or by laws or equivalent constitutional document of the relevant member of the Purchaser’s Group;

(ii)                              result in a breach of, or constitute a default under, any instrument or contract to which the relevant member of the Purchaser’s Group is party or by which the relevant member of the Purchaser’s Group is bound where such breach is material to their ability to perform their obligations under such documents;

(iii)                           result in a breach of any existing order, judgment or decree of any court, Governmental Entity by which the relevant member of the Purchaser’s Group is bound and where such breach is material to their ability to perform their obligations under such documents.

1.3                            Authorisation

The Purchaser has taken, or will have taken by Closing, all corporate action required by it to authorise it to enter into and to perform this Agreement, any Ancillary Agreement to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Ancillary Agreement.

Schedule 20
Pre-Closing Obligations
(Clause 5.2)

Part 1

Seller Restrictions

The actions for the purposes of Clause 5.1.2 are:

1                                      amend or otherwise modify the constitutional documents of any Vaccines Group Company other than minor or administrative amendments or modifications which are not adverse to the Business or to the Purchaser of any member of the Purchaser’s Group;

2                                      create, allot or issue, or grant an option or right to subscribe for or purchase, any share capital or other securities or loan capital of any Vaccines Group Company;

3                                      repay, redeem or repurchase any share capital, or other securities of any Vaccines Group Company;

4                                      make any acquisition or disposal which has a value in excess of US$10 million, exclusive of VAT;

5                                      grant any guarantee or indemnity for the obligations of any person which has a value in excess of US$5 million (other than in the ordinary course of trading);

6                                      dispose of, or agree to dispose of, any material asset or material stock at below market value other than in the ordinary course of business;

7                                      acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, other than an investment of 5 per cent or less of the total shares or interest in such company, partnership or venture and provided the investment is not more than US$5 million;

8                                      enter into, extend, amend, give notice to terminate or vary in any material respect any lease of real property or change the existing use of such property which is material to the Vaccines Group;

9                                      cease, compromise or settle any dispute including litigation, arbitration or administrative proceedings in relation to (or otherwise compromise or settle) any claim by Pfizer which relates to any form of meningococcal vaccine (Group B) whether adjuvanted, combined or otherwise (or any similar product) of Pfizer or enter into any licensing arrangements with Pfizer in relation to such products or Intellectual Property Rights relevant to them;

10                               enter into any borrowing facility which has a value in excess of US$10 million;

11                               enter into any off-balance sheet finance arrangements;

12                               sell, lease, license, transfer or dispose of, or create any Encumbrance over, any material assets of the Vaccines Group other than (i) in the ordinary course of business (including any sale of inventory); or (ii) any Permitted Encumbrance;

13                               (a) terminate, materially amend (or amend in any respect in relation to a Product or Pipeline Product which is material to the Business) or grant any material waiver under (or any waiver in relation to a Product or Pipeline Product which is material to the Business)

any Vaccines Group Intellectual Property Contract or the Merck 2012 Licence or (b) terminate any Transferred Contract other than in the ordinary course of business or terminate any Contract held by the Vaccines Group Companies other than in the ordinary course of business;

14                               fail to comply in all material respects with all Applicable Law, Product Approvals, Pipeline Product Approvals and Marketing Authorisations applicable to the operation of the Business;

15                               assign, dispose of, license (save in respect of non-exclusive licences relating to the Seller’s research, development or Commercialisation of the Products) abandon any material Vaccines Group Intellectual Property Rights (or any Vaccines Group Intellectual Property Rights in respect of a Product or Pipeline Product which is material to the Business), or cease to prosecute or otherwise dispose of, fail to maintain, defend or pursue applications for any material Registered Vaccines Group Intellectual Property Rights (or any Registered Vaccines Group Intellectual Property Rights in respect of a Product or Pipeline Product which is material to the Business).  Notwithstanding the foregoing, the parties agree that the restrictions set out in this paragraph will not apply in respect of the Abandoned Patents abandoned prior to 22 April 2014;

16                               save where requested in writing by the Purchaser or required by any applicable Governmental Entity, cancel, surrender or materially amend (or amend in any respect in relation to a Product or Pipeline Product which is material to the Business) any applications, submissions or filings with respect to Registered Vaccines Group Intellectual Property Rights;

17                               instigate, cease, compromise or settle any litigation or arbitration proceedings related to the Vaccines Group in relation to a claim for which the potential liability attaching thereto is in excess of US$5 million;

18                               make any material amendment to any Marketing Authorisation, Manufacturing Licence or Environmental Permit, in each case except to the extent required by: (a) Applicable Law; (b) any Governmental Entity, or (c) the standards, policies and procedures of the Seller’s Group as then in force;

19                               enter into or amend in any material respect any Transferred Contract, or incur any commitment, which is not capable of being terminated without compensation at any time with twelve months’ notice or less or which is not in the ordinary course of business, or which involves or may involve total annual expenditure in excess of US$10 million, exclusive of VAT;

20                               enter into any contract which would materially restrict the freedom of the Vaccines Group to operate in any part of the world;

21                               terminate (except for good cause) the employment of any Key Personnel;

22                               take any steps to increase or reduce the proportion of time spent working in the Business (as carried on by the Vaccines Group) by any employee of any member of the Seller’s Group or to transfer the employment of any Employee to another member of the Seller’s Group or to employ or offer to employ or engage any new persons  in the Business (as carried on by the Vaccines Group) other than in the ordinary course of business consistent with past practice and subject to an aggregate increase of not more than 2.5 per cent. in total staff costs of the Business (as carried on by the Vaccines Group) per annum, provided that this restriction shall not apply to the redeployment of any Vaccines Group Company Employee who is not wholly or substantially engaged in the Business (as carried on by the Vaccines Group) before the Closing Date to employment with another member of the Seller’s Group;

23                               make, or commit to make, any changes to the terms and conditions of employment (including pension fund commitments or any increase to remuneration) or to any employee benefit plan of any Employee, other than (a) those required by Applicable Law or (b) pursuant to normal annual pay reviews in the ordinary course of business consistent with past practice and subject to an aggregate increase of not more than five per cent. in total staff costs of the Business (as carried on by the Vaccines Group) per annum or (c) retention arrangements in the form of cash or shares to retain key employees in connection with the matters contemplated by this Agreement as described in paragraphs 10 and 11 of Schedule 11, or (d) those changes to the share-based incentive schemes made for the purpose of complying with paragraph 11 of Schedule 11;

24                               make any promises or commitment to any Employees or employee representative body concerning the matters contemplated by this Agreement or offer or otherwise give any assurances to any Employees as to the possibility of continued employment with the Purchaser’s Group after Closing;

25                               make any change or commitment to make any change to the terms of any redundancy policy or practice applying to the Employees (including amounts payable on redundancy);

26                               enter into (where there is no existing agreement) or materially amend any collective bargaining agreement or other contract with a labour organisation, works council or employee organisation to create new or additional obligations for any member of the Seller’s Group, in each case in relation to the Business (as carried on by the Vaccines Group); and

27                               undertake any recall or withdrawal of any Product (other than in the ordinary course of business or to comply with Applicable Law).

Part 2

Seller Obligations

1                                      Obligations Prior to be Satisfied prior to the Closing Date

At least five Business Days prior to the Closing Date, the Seller shall provide the Purchaser with a list of any required actions that must be taken within three (3) months after Closing with respect to the payment of any registration, maintenance, or renewal fees or the filing of any documents, applications or certificates in order to maintain any Registered Vaccines Group Intellectual Property Rights in full force and effect. Upon the Purchaser’s reasonable request, the Seller shall execute and deliver assignment agreements and other transfer documentation, including, where applicable, duly executed assignments of such Registered Vaccines Group Intellectual Property Rights for recording with the applicable Governmental Entity, and to take such further actions, in each case at the Purchaser’s reasonable cost and expense and as may be required, to give effect to the foregoing assignments.

2                                      Obligations from the Date of the Agreement to the Closing Date

The requirements for the purposes of Clause 5.1.3 are:

2.1                            so far as permitted by Applicable Law, the Seller shall procure that each member of the Seller’s Group informs the Purchaser promptly if the Seller becomes aware of, or has reasonable grounds for suspecting any violation of Anti-Bribery Law which is reasonably likely to have an impact on the Vaccines Group, and

2.2                            carry out capital expenditure in relation to any site operated by the Vaccines Group where the Products are manufactured in a manner materially consistent (and within a variance of 10 per cent. in aggregate) with the Seller’s capital expenditure programme for the Business as at the date of this Agreement;

2.3                            maintain and keep any Registered Vaccines Group Intellectual Property Rights and ensure that all filings and notifications required to be made in respect of the same are made in accordance with past practice;

2.4                            progress, in accordance with past practice any applications, submissions, filings or other correspondence relating to the grant of new Registered Vaccines Group Intellectual Property Rights;

2.5                            progress, in accordance with past practice during the Relevant Period, any applications, submissions, filings or other correspondence initiated by such member of the Seller’s Group relating to the grant of new Manufacturing Licences and Environmental Permits in respect of the Vaccines Group;

2.6                            continue to promote, market and Commercialise the Products in accordance with past practice during the Relevant Period and do not materially accelerate or increase the quantity of Products distributed to the relevant distributors and/or wholesalers, in each case except in respect of a bona fide increase in demand for the relevant Product by the relevant distributor and/or wholesaler which has not been stimulated in any way by discounts, rebates, claw-backs or the like outside of the ordinary course of business or the grant of preferred terms offered by the Seller’s Group outside of the ordinary course;

2.7                            not discontinue or cease to operate or materially reduce the resources applied to any part of the Business;

2.8                            maintain the level of Manufacturing Stocks and Manufacturing Inventory held for use in the Business materially in accordance with the Seller’s Group’s operating policies as applied to the Vaccines Group from time to time in force;

2.9                            maintain the level of In-Market Inventory held for use in the Business materially in accordance with the Seller’s Group’s operating policies as applied to the Vaccines Group from time to time in force;

2.10                     use all reasonable endeavours to ensure that the manufacture of the Products by the Seller’s Group comply with Applicable Law;

2.11                     use all reasonable endeavours to ensure that the Products sold by the Business comply with Applicable Law;

2.12                     continue to conduct the Ongoing Clinical Trials in accordance with GCP and the Seller Group’s policies and procedures; and

2.13                     notify the Purchaser in writing of any actual safety or quality issue in respect of any Product or the manufacture of any Product (as soon as reasonably practicable after becoming aware of the same) which issue the relevant member of the Seller’s Group, acting reasonably and in good faith, considers material in the context of the manufacture or commercialisation of such Product.

2.14                     so far as permitted by Applicable Law, report periodically to the Purchaser concerning the status of the Business, including delivering to the Purchaser as soon as reasonably practicable each month:

2.14.1           an update on material commercial developments in relation to the Business and the Products during the previous month;

2.14.2           the gross profit for each Product in respect of the previous month; and

2.15                     a report on the month-end in-trade inventory in respect of each Product for the previous month prepared in the ordinary course of business consistent with past practice, together with a comparison against the comparable period of trading for the prior year;

2.16                     use all reasonable endeavours to obtain a waiver in relation to the Transaction from the joint venture partner in Zhejiang Tianyuan Bio-Pharmaceutical Co. Ltd in respect of the joint venture partner’s rights of first refusal; and

2.17                     shall or shall procure that each member of the Seller’s Group continues to respond to any Calls For Tender  in accordance with past practices in the relevant market.

Part 3

Exceptions

Clause 5.1 shall not operate so as to prevent or restrict the declaration, making or payment of any dividend or other distribution to shareholders.

Schedule 21
Key Employees
(Clause 1.1)

[***]

Schedule 22
Ongoing Clinical Trials
(Clause 1.1)

[***]

Schedule 23
Statement of Net Assets
(Clause 1.1)

Part 1

Statement of Net Assets Rules

Part 1 of Schedule 23 comprises the Statement of Net Assets Rules.

Part 2 of Schedule 23 sets forth, for illustrative purposes only, a computation of the Statement of Net Assets as of the close of business on 31 December 2013 (the “Statement of Net Assets”).

1                                      Preparation of the Statement of Net Assets

1.1                            Period

The Statements of Net Assets is prepared as of the close of business on the final day of the relevant calendar month.

1.2                            Translation of Reporting Entity’s Statements of Net Assets

A reporting entity reports in local currency. All reports are translated into US dollars by the Seller for reporting purposes. The Statement of Net Assets is translated with the period-end exchange rates which are the rates provided by Novartis Group Treasury and are based on Bloomberg’s mid-morning CET exchange rates and are published in the Group Treasury section of the Novartis intranet.

1.3                            Novartis Reporting System and Materiality:

1.3.1                  Financial information is obtained from the Financial Consolidation & Reporting System of Novartis and the supporting general ledgers are prepared in accordance with Novartis’ Accounting Manual (the “NAM”). The Financial Consolidation & Reporting System is the system of record for Novartis external reporting. References in the Statement of Net Assets included as part 2 of this Schedule 23 shown as “BS01 lines 010-671” relate to the groupings shown in Novartis’ monthly reporting form “BS01 — Balance sheet”.

1.3.2                  For the Seller’s reporting purposes, the financial reporting of a legal entity is separated into a divisional part, which includes operating items and a corporate part, which mainly captures the amounts related to taxes, post-employment benefit obligations and most of the financial assets and liabilities. The Statement of Net Assets contains the business of the Vaccines division (including the Influenza Business) as included in Novartis’ segment reporting (column C - “Vaccines Divisional Reported Statement of Net Assets”), and items of the corporate Statement of Net Assets for the Vaccines Group Companies (Column D — “Vaccines Statement of Net Assets of the Corporate part of the Vaccines Group Companies” and items related to the Statement of Net Assets for the Novartis Vaccines Institute for Global Health (column E — “Statement of Net Assets of the part of Novartis Vaccines Institute for Global Health”) as well as adjustments for certain items which are either excluded from or added to the transaction (columns F -”Excluded items”). A US$10 million threshold was applied. Column H shows the impact of the Influenza Business which is excluded from the transaction. For the purpose of the carve out of the Influenza Business allocations have been made based on management’s best estimate of the contribution of the Influenza Business. For Receivables own BU (BS01_130) and Payables own BU (BS01_620) items related to the entity in Liverpool, which will not transfer have been added back into the statement of net assets. For other entities amounts related to the Influenza Business have not been added back in as they are offsetting each other.  Payables and Receivables to Other BU’s related to the Influenza Business have been left in the statement of net assets as they are not expected to be material on a net basis. A materiality threshold of US$ 50million applies to the Influenza Business.

1.3.3                  The Statement of Net Assets has been prepared as follows:

(i)                                 in accordance with the specific accounting treatments set out below; and, subject thereto,

(ii)                              adopting the same accounting principles, methods, procedures and practices utilized in preparing the consolidated financial statements of Novartis AG as described in the Novartis Accounting Manual applied on a consistent basis using consistent estimation methodologies and judgments and with consistent classifications and, subject thereto,

(iii)                           in accordance with IFRS.

1.3.4                  For the avoidance of doubt, paragraph 1.3.3(i) shall take precedence over paragraphs 1.3.3(ii) and 1.3.3(iii), and paragraph 1.3.3(ii) shall take precedence over paragraph 1.3.3(iii).

2                                      Specific Policies

The following supplement the description in the NAM for certain items included in the Vaccines Group Statement of Net Assets:

2.1                            Non-Current assets

2.1.1                  Property, plant and equipment (BS01_010)

For the purpose of the Vaccines Divisional Statement of Net Assets an amount of US$122 million is included for assets which are not dedicated to the Vaccines Group and will not transfer to the Purchaser (as reflected in Column F). These assets comprise all property, plant and equipment located in Emeryville, California and in Pernambuco, Brazil.

2.1.2                  Financial assets &— subsidiaries/JV (BS01_040)

This line reflects equity investments that Vaccines Group Companies hold in other Vaccines Group Companies. These relationships have been eliminated in the Statement of Net Assets (as reflected in Column F).

2.1.3                  Total financing and loans to subsidiaries/JV (BS01_050)

This line represents financing owed by any member of the Seller’s Group to a Transferred Subsidiary. For the purpose of the Statement of Net Assets balances within the Vaccines Group have been excluded (as reflected in Column F).

2.2                            Current Assets:

2.2.1                  Trade receivables (BS01_120)

An amount of US$51 million of trade receivables is excluded from this Statement of Net Assets (as reflected in Column F) as it relates to non-Vaccines business activity such as licence fee receivables related to HCV and HIV patents.

2.2.2                  Receivables own BU (BS01_130)

Column C of the Statement of Net Assets represents receivables against other entities within the Vaccines division, which are offset by an equivalent amount in the line Payables own BU. These amounts have been eliminated in Column F of the Statement of Net Assets.

2.2.3                  Receivables own BU — Corporate and Institute for Global Health (BS01_130)

Columns D and E of the Statement of Net Assets represent receivables against other members of the Seller’s Group as well as other Vaccines Group Companies.  The receivables against other Vaccines Group Companies have been eliminated in Column F of the Statement of Net Assets.

2.2.4                  Receivables other BU’s (BS01_140)

Receivables recognized on this line are due from members of the Seller’s Group operating in the Pharmaceuticals and Sandoz segments which are selling vaccines in markets where the Vaccines Group is not represented. The receivable of the Vaccines Institute for Global Health relates to a Transferred Subsidiary and has therefore been eliminated.

2.2.5                  Other current assets (BS01_160)

An amount of US$5 million is related to current assets of the divested Diagnostics business, which did not transfer to the purchaser of the Diagnostics business. They are excluded from the Statement of Net Assets as they do not relate to the activities of the Vaccines Group (as reflected in Column F). Furthermore, an amount of US$1 million is related to assets of the plant in Pernambuco, Brazil which will not be transferred and has therefore been excluded (as reflected in Column F) from the Statement of Net Assets.

2.2.6                  Prepaid share-based payments (BS01_161)

An asset for prepaid share-based compensation is recognized to reflect Novartis’ internal charge-out mechanism for its equity settled share-based compensation plans. For entities settling the charge for the shares at the beginning of the vesting period, it reflects the expense yet to be recognized for the unvested part of a share-based compensation plan. This asset has been excluded (as reflected in Column F) and is not reflected in the Statement of Net Assets.

2.3                            Long-term Liabilities:

2.3.1                  Total financing and loans from subsidiaries/JV (BS01_520)

This line represents financing received from any member of the Seller’s Group. For the purpose of the Statement of Net Assets, balances within the Vaccines Group have been excluded (as reflected in Column F).

2.3.2                  Other non-current liabilities (BS01_540)

Column F excludes net liabilities for post-employment benefits of US$90 million included in the corporate part of the Vaccines Group Companies as their treatment is addressed separately in Schedule 12.

2.4                            Current Liabilities:

2.4.1                  Trade payables (BS01_610)

An amount of US$11 million included in this line relates to the construction of the plant in Pernambuco, Brazil which will not be transferred and has therefore been excluded (as reflected in Column F) from the Statement of Net Assets.

2.4.2                  Payables own BU (BS01_620)

Column C of the Statement of Net Assets represents payables against other entities within the Vaccines division, which are offset by an equivalent amount in the line Receivables own BU. These amounts have been eliminated in the Statement of Net Assets.

2.4.3                  Payables own BU — Corporate (BS01_620)

Column D of the Statement of Net Assets represents payables against other Vaccines Group Companies as well as payables against other members of the Seller’s Group. The corporate payables against Vaccines Group Companies have been eliminated in Column F of the Statement of Net Assets.

2.4.4                  Payables other BU’s (BS01_630)

Payables recognized on this line are due to members of the Sellers’ Group, except for a payable recognized by the Vaccines Institute for Global Health, which is owed to a Vaccines Group Company and has therefore been eliminated.

2.4.5                  Accrued and other current liabilities (BS01_670)

An amount of US$35 million is related to short term liabilities of the divested Diagnostics business, which did not transfer to the purchaser of this Diagnostics business. They are excluded from the Statement of Net Assets (as reflected in Column F) as they do not relate to the activities of the Vaccines Group. Furthermore, an amount of US$3 million relates to the construction of the plant in Pernambuco, Brazil, which will not be transferred and has therefore also been excluded (as reflected in Column F) from the Statement of Net Assets. An amount of US$1 million relates to legal fees for litigation not related to the Vaccines Group.

2.4.6                  Accrued share-based payments (BS01_671)

A liability for share-based compensation is recognized to reflect Novartis’ internal charge-out mechanism for its equity-settled share-based compensation plans. For entities settling the charge for the shares after the vesting period, it reflects the expense recognized for the vested part of a share based compensation plan. This liability has been excluded (as reflected in Column F) and is not reflected in the Statement of Net Assets.

Part 2

Statement of Net Assets

[***]

Schedule 24
Regulatory Approvals

The following table provides the additional jurisdictions and applicable antitrust, merger control, or foreign investment rules referenced in Clause 4.1.3.

This list of jurisdictions and statutes is not meant to be indicative of a known filing or approval requirement in these jurisdictions. To the extent that clearances, approvals, waivers, no action letters or consents are not required to be obtained or not otherwise agreed by the parties to be appropriate, and waiting periods are not required to have expired in these jurisdictions, prior to Closing, such clearances, approvals, waivers, no action letters, consents, and waiting period expirations will not be conditions precedent to Closing

Country	Statute Under Which Filing/Approval is Required
Australia	The Competition and Consumer Act of 2010
Brazil	Law No. 12,529 of November 30, 2011
Canada	The Competition Act
China	The Chinese Anti-Monopoly Law
India	The Competition Act of 2002, as amended by The Competition (Amendment) Act of 2007
Israel	The Restrictive Trade Practices Law, 5748-1988
Japan	The Act on Prohibition of Private Monopolisation and Maintenance of Fair Trade No. 54 of 1947
Mexico	The Federal Law on Economic Competition
New Zealand	The Commerce Act of 1986
Russia	Federal Law No. 135-FZ of July 16, 2006 on Protection of Competition
South Africa	The Competition Act 89 of 1998
South Korea	The Monopoly Regulation and Fair Trade Act
Taiwan	The Fair Trade Law of 1991
Turkey	The Law on Protection of Competition No. 4054 of 1994

Schedule 25
Delayed Jurisdictions

1                                      Definitions used in this Schedule

1.1                            In this Schedule:

“Accounting Standards” means the most recent edition of the International Financial Reporting Standards as published by the International Accounting Standards Board at the time that any amount is to be calculated by reference to these standards;

“Audit Team” has the meaning given in paragraph 4.3 of this Schedule;

“Controlled Business Instruction” has the meaning given in paragraph 3.4.1 of this Schedule;

“Controlled Delayed Businesses” means the Delayed Businesses other than the Non-Controlled Delayed Businesses;

“Delay Milestone” means the milestone set out next to the relevant Delayed Business in Appendices 1 and 2 to this Schedule;

“Delayed Business Employees” has the meaning given to it in Schedule 11;

“Delayed Business Representative” has the meaning given in paragraph 3.3 of this Schedule;

“Delayed Businesses” means the Delayed Vaccines Group Companies and the Delayed Vaccines Group Businesses;

“Delayed Closing” means, in respect of a Delayed Business, completion of the transfer of legal ownership of that Delayed Business to the Purchaser in accordance with this Schedule;

“Delayed Closing Date” has the meaning given to it in paragraph 1.4 of this Schedule;

“Delayed Employees” has the meaning given to it in Schedule 11;

“Delayed Liabilities” means the liabilities listed in Appendix 3 to this Schedule;

“Delayed Vaccines Group Business” means a Vaccines Group Business listed in Appendix 2 to this Schedule;

“Delayed Vaccines Group Company” means a Vaccines Group Company listed in Appendix 1 to this Schedule;

“Disputed Items” has the meaning given in paragraph 4.10 of this Schedule;

“Dispute Notice” has the meaning given in paragraph 4.9 of this Schedule;

“Draft Economic Benefit Statement” has the meaning given in paragraph 4.3 of this Schedule;

“Economic Benefit Amount” has the meaning given to it in paragraph 4.12.2 of this Schedule;

“Economic Benefit Expert” has the meaning given in paragraph 4.12.2 of this Schedule;

“Economic Benefit Objective” has the meaning given to it in paragraph 4.4 of this Schedule;

“Economic Benefit Statement” has the meaning given in paragraph 4.14.2 of this Schedule;

“Economic Benefit Payment” has the meaning given in paragraph 4.15.1 of this Schedule;

[***];

“Half-Yearly Accounting Period” means (i) the period commencing on 1 January in any year and ending on 30 June in the same year and (ii) the period commencing on 1 July in any year and ending on 31 December in the same year;

“Non-Controlled Delayed Business” means:

(i)                                the Businesses conducted by Novartis (Bangladesh) Limited, Novartis (Thailand) Limited and Novartis Healthcare Private Limited; and

(ii)                              Chiron Behring Vaccines Private Limited; and

“Protected Information” has the meaning given in paragraph 4.7 of this Schedule; and

“Reverse Payment” the meaning given in paragraph 4.15.2 of this Schedule; and

“Seller Involvement Instruction” has the meaning given in paragraph 3.10 of this Schedule.

1.2                            The parties agree that legal ownership of the Delayed Businesses shall not be transferred by the Seller to the Purchaser at Closing but that the Delayed Businesses shall be operated by Seller and that the benefit and burden of such Delayed Business shall be for the Purchaser with effect from the Effective Time on the terms set out in this Schedule.

1.3                            The Seller and the Purchaser shall (and shall procure that their respective Affiliates shall) use all reasonable endeavours to procure the achievement of each Delay Milestone as soon as possible after the Closing Date.

1.4                            Delayed Closing in respect of a Delayed Business shall occur on the date which is the last Business Day of the month in which the relevant Delay Milestone has been achieved except that:

1.4.1                  where the last day of such month is not a Business Day, the Delayed Closing shall instead take place on the first Business Day of the following month; and

1.4.2                  where less than five (5) Business Days remain between achievement of the Delay Milestone and the last Business Day of the month, Delayed Closing shall take place:

(i)                                  on the last Business Day of the following month;

(ii)                               where the last day of such month is not a Business Day, the Delayed Closing shall instead take place on the first Business Day of the month following the month referred to in paragraph 1.4.2(i); or

(iii)                            on such other date as may be agreed between the Purchaser and the Seller,

such date (in each case) being the “Delayed Closing Date”.

2                                      Obligations on Delayed Closing Date

The Sellers’ Obligations

2.1                            On each Delayed Closing Date, the Seller shall deliver to the Purchaser the Ancillary Agreements relating to the Delayed Business (including, without limitation, the Local Transfer Documents) duly executed by the relevant member(s) of the Seller’s Group.

The Purchaser’s Obligations

2.2                            On each Delayed Closing Date, the Purchaser shall deliver to the Seller the Ancillary Agreements relating to the Delayed Business (including, without limitation, the Local Transfer Documents) duly executed by the relevant member(s) of the Purchaser’s Group.

2.3                            For the purposes of compliance with paragraphs 2.1 and 2.2 of this Schedule, the Seller and the Purchaser shall, between the date of this Agreement and the Delayed Closing Date, negotiate in good faith any and all Ancillary Agreements relating to the Delayed Business (including, without limitation, the Local Transfer Documents) such that they are consistent with equivalent Ancillary Agreements executed at Closing, and shall take all such other steps as are required to transfer the Delayed Businesses in accordance with this Agreement and the Ancillary Agreements.

Tax Indemnity

2.4                            References in paragraphs 2.1 to 2.3 above to Ancillary Agreements shall not include the Tax Indemnity, the execution and delivery of which shall be dealt with under Schedule 15.

2.5                            This Schedule is without prejudice to the rights and obligations of the parties and their respective Groups under the Tax Indemnity.

2.6                            The Purchaser shall use reasonable endeavours to procure that any Controlled Business Instructions are consistent with the rights and obligations of the parties and their respective Groups under the Tax Indemnity.

2.7                            Nothing done or procured (or omitted to be done or procured) by or on behalf of the Seller in accordance with the Seller’s rights under the Tax Indemnity shall constitute a breach by the Seller of its obligations under paragraphs 3.4 and 3.10 of this Schedule.

3                                      Management and Control of Delayed Businesses

Management and control

3.1                            To the maximum extent permissible by Applicable Law, and the terms of any Product Approvals and Product Applications, the parties intend that, pursuant to this Schedule, all management and control rights and powers that the Seller (or any member of the Seller’s Group) has in relation to a Controlled Delayed Business shall transfer to the Purchaser with effect from Closing and, accordingly, that the Purchaser shall consolidate the Controlled Delayed Businesses into its accounts with effect therefrom in accordance with its accounting policies as applied from the Closing Date.

3.2                            As soon as reasonably practicable after Closing, the Purchaser shall notify the Seller of the names of its personnel permitted to provide Controlled Business Instructions (“Instructing Personnel”) and the Seller shall be entitled to rely on and act in accordance with Controlled Business Instructions from Instructing Personnel without further verification. Instructions provided by or on behalf of the Purchaser shall not be required to be in writing if they are provided by the Instructing Personnel. The Purchaser shall be free to change its

Instructing Personnel from time to time by providing 10 Business Days’ written notice to the Seller’s Delayed Business Representative.

3.3                            In order to cooperate in managing the implementation of the provisions set out in this Schedule, the Seller and the Purchaser shall notify each other of the identity of a senior member of management (the “Delayed Business Representative”) who shall be the primary point of contact in the event that there is any issue in connection with the operation of the provisions in this Schedule. The parties shall notify each other in writing of the contact details for their respective Delayed Business Representatives from time to time.

3.4                            From Closing until the relevant Delayed Closing Date, in respect of any Controlled Delayed Business, the Seller shall:

3.4.1                  subject to paragraph 3.11 and to the maximum extent permitted by Applicable Law,  and the terms of any relevant Product Approvals and Product Applications, act in accordance with any instructions provided to it by any of the Instructing Personnel in relation to any aspect of the management and operation of that Controlled Delayed Business or any part of it, whether in relation to sales, marketing, distribution, manufacturing, research and development or any other activities of that Controlled Delayed Business, the making (or otherwise) of expenditure, investments, employee matters (including the hiring or dismissal of any Delayed Employee), determining operating or financial policies of that Controlled Delayed Business, or otherwise, including developing that Controlled Delayed Business into new areas and undertaking activities not previously undertaken in relation to that Controlled Delayed Business, and in each case with the effect that the Purchaser shall have, to the maximum extent permissible by Applicable Law, and the terms of any relevant Product Approvals and Product Applications, the same powers in relation to the relevant Controlled Delayed Business as it would have following the Delayed Closing Date of that Controlled Delayed Business (a “Controlled Business Instruction”);

3.4.2                  comply with the provisions of Schedule 8 in relation to Product Approvals and Product Applications relating to the Controlled Delayed Business;

3.4.3                  except to the extent otherwise instructed by the Purchaser’s Instructing Personnel in accordance with this paragraph 3.4 or as required by Schedule 8, ensure that the Controlled Delayed Business is carried on in the ordinary course of business consistent with past practice in relation to that Controlled Delayed Business; and

3.4.4                  ensure (but in respect of the Tianyuan JV, only to the maximum extent that it is able through the exercise of such interests, rights and powers that the Seller has in the Tianyuan JV), that any Delayed Vaccines Group Company shall, between the Closing Date and the relevant Delayed Closing Date for that Delayed Vaccines Group Company:

(i)                                 make any distribution, dividend or any return of value to any member of the Seller’s Group (whether in cash or in kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) other than dividends in the ordinary course of the business consistent with past practice; or

(ii)                               take any action which results in a reduction in its dividend capacity (other than the incurrence of trading losses in the ordinary course of business); or

(iii)                           make or incur any Liability to make any payment to, or enter into any transaction with, any member of the Seller’s Group other than with the consent of the Purchaser or in accordance with the provisions of this Agreement or any of the Ancillary Agreements; or

(iv)                           make or incur any Liability to make any payment to, or enter into any transaction other than (in any case) on arm’s length terms in the ordinary course of business or otherwise in accordance with the provisions of this Agreement or any of the Ancillary Agreements;

(v)                              permit any waiver, deferral or release by any Delayed Vaccines Group Company of any amount or obligation owed or due to such Delayed Vaccines Group Company; or

(vi)                           permit any guarantee, indemnity or security to be provided by any Delayed Vaccines Group Company in respect of the obligations or liabilities of the Seller or any of its Affiliates, and provided that the Seller shall not be required, pursuant to any Controlled Business Instruction, to take any action (or omit to take any action) in relation to any of its business (or the business of the Seller’s Group) that is not a Controlled Delayed Business.

3.5                            The Seller shall indemnify on demand and hold harmless the Purchaser against and in respect of any and all Liabilities of the Purchaser’s Group and any Delayed Vaccines Group Company arising directly or indirectly as a result of any breach of paragraph 3.4.4 above and, for the avoidance of doubt, any such liability shall not constitute an Assumed Liability for the purposes of this Agreement.

3.6                            The provisions of Clause 5 and Schedule 20 shall not apply in respect of any Controlled Delayed Business following Closing and the provisions of Clause 13.1 shall not apply in respect of any Delayed Business following Closing.

3.7                            The Purchaser shall (or shall procure that its Affiliates shall) supply such assistance and access (including the supply of products, the supply of services and access to Transferred Books and Records and Commercial Information, but excluding any access to Intellectual Property Rights except as referred to in paragraph 3.8 below) as shall be reasonably necessary to allow the Seller to operate each Controlled Delayed Business in accordance with this Schedule.

3.8                            The Purchaser shall (or shall procure that its Affiliates shall) grant the Seller from Closing a non-exclusive, fully paid up, royalty free and sub-licensable licence or sub-licence (as applicable) to use, notwithstanding any other provision of this Agreement or any of the Ancillary Agreements, the Vaccines Group Intellectual Property Rights and Intellectual Property Rights licensed to the Purchaser (and its Affiliates) under any Ancillary Agreement (except the Purchaser Intellectual Property Licence Agreement) for the sole purpose of operating each Delayed Business in accordance with the provisions of this Schedule 25. This licence shall continue on a country by country basis, in relation to each Delayed Business, until the date on which that Delayed Business has been transferred by the Seller to the Purchaser in accordance with this Schedule.

3.9                            Delayed Employees who are engaged in a Controlled Delayed Business shall report to the management of the Purchaser and shall be treated for such management and reporting purposes in the same way as any employee of the Purchaser’s Group. Controlled

Business Instructions may, accordingly, be given by the Instructing Personnel directly to any Delayed Employee engaged in a Controlled Delayed Business.

3.10                     To the extent that the implementation of any Controlled Business Instruction requires an action or actions of a person employed by the Seller but who is not a Delayed Employee (whether because Applicable Law prevents such Controlled Business Instruction from being given directly to a Delayed Employee or for any other reason) (a “Seller Involvement Instruction”), the Seller shall also provide the Controlled Business Instruction, in writing (which may include email), to the Seller’s Delayed Business Representative specifying (i) that it is a Seller Involvement Instruction; (ii) the actions that are required to be taken by such person; and (iii) a reasonable time within which such actions are required to be taken.

3.11                     The Seller and the Purchaser acknowledge that the Delayed Employees shall continue to be bound by, and shall comply with, the employment policies and procedures (including terms and conditions and disciplinary procedures) of the Seller’s Group that apply to employees of the Seller’s Group.

3.12                     Subject to paragraph 3.11, the Seller and the Purchaser acknowledge that Delayed Employees shall continue to be bound by and shall comply with the policies of the Seller’s Group provided that:

3.12.1           from the date on which the relevant Delayed Employees are given reasonable notice of the relevant restrictions and anti-bribery and corruption policies, Delayed Employees engaged the Delayed Business in China shall be bound by and shall comply with any additional restrictions imposed on commercial practices and anti-bribery and corruption policies that the Purchaser’s Group implements and which apply to employees of the Purchaser’s Group in China including (but not limited to) its policy related to payments to health care providers and such other policies as may be required by Applicable Law from time to time;

3.12.2           [***]; and

3.12.3           the Seller shall provide the Purchaser with copies of its operational and other policies that apply in relation to Controlled Delayed Businesses. In respect of such policies, the Purchaser may give notice to the Seller that it wishes a particular policy of the Purchaser’s Group to apply in respect of a Controlled Delayed Business and/or the relevant Delayed Employees in place of the equivalent Seller’s policy. The Purchaser’s equivalent policy shall apply to the relevant Delayed Employees from the date on which such Delayed Employees are given reasonable notice of the relevant policy. If the Seller’s and the Purchaser’s policies apply at the same time, if and to the extent that there is any inconsistency or conflict between the two policies, the policy which requires behaviour that is likely to expose the parties to the smallest amount of legal, regulatory and/or compliance risk shall prevail.

3.13                     The Purchaser hereby undertakes to the Seller (for itself and on behalf of each other member of the Seller’s Group (excluding, for the avoidance of doubt, the Delayed Vaccines Group Companies) and their respective directors, officers, employees and agents (excluding any Delayed Employees) (the “Delayed Indemnity Parties”) that, with effect from the Effective Time, the Purchaser will indemnify on demand and hold harmless each of the Delayed Indemnity Parties against and in respect of any and all Liabilities, other than Liabilities in respect of Tax that are taken into account in calculating any Profit Payment resulting directly or indirectly from any Controlled Delayed Business and/or from any Controlled Business Instruction to the extent that (i) such Liabilities are not Assumed Liabilities and (ii) the Controlled Delayed Indemnity Parties concerned would not have incurred such Liabilities if the Controlled Delayed Business in question had been transferred to the relevant member of the Purchaser’s Group at Closing (“Incremental Delay Liabilities”), but in any case excluding any such Liabilities to the extent they arise from a breach by the Seller under paragraph 3.16.

3.14                     If the Seller is of the opinion that any Controlled Business Instruction may result in any Liability that would fall to be indemnified pursuant to paragraph 3.13 above, the Seller shall use its reasonable endeavours to inform (and procure that the members of the Seller’s Group shall inform) the Purchaser of that opinion and the reasons for it as soon as reasonably practicable after reaching that opinion. The indemnity set out in paragraph 3.13 above shall not be affected or limited in any way by any failure of any member of the Seller’s Group to so inform the Purchaser.

3.15                     The Purchaser shall not be entitled to make any claim for damages against the Seller in respect of a breach of paragraph 3.4 otherwise than pursuant to a claim brought under paragraph 3.16.

3.16                     Each Seller shall procure that:

3.16.1           in respect of Controlled Business Instructions that are not Seller Involvement Instructions, neither it nor any of its Associated Persons shall act (or fail to act) fraudulently or with Gross Negligence in connection with the implementation of any Controlled Business Instruction. “Gross Negligence” for these purposes means any act or failure to act by the Seller (or any of its Associated Persons that: (i) the Seller (or the relevant Associated Person) knew may create a risk of material harm to the relevant Delayed Business; (ii) was intended to cause such harm, or was done in reckless disregard of, or in wanton indifference to, such risk of harm; and (iii) in all the circumstances (having regard to both the probability and seriousness of such harm) was an unreasonable risk for the Seller (or the relevant Associated Person) to take; and

3.16.2           in respect of Seller Involvement Instructions, neither it nor any of its Associated Persons shall act (or fail to act) fraudulently or negligently or in wilful default in connection with the implementation of the Seller Involvement Instruction and shall take no steps which are intended to have the effect of preventing this implementation of a Seller Involvement Instruction, provided that it shall not be a breach of this paragraph 3.16 (and shall accordingly not be acting with Gross Negligence or wilful default for the purposes of this paragraph) to carry out any act, or fail to act, if to do so is:

3.16.3           required to implement a Controlled Business Instruction;

3.16.4           required to comply with any Applicable Law;

3.16.5           required to implement or comply with the terms of this Agreement or any Ancillary Agreement; or

3.16.6           taken to mitigate any other loss or damage to the Controlled Delayed Business which the Seller (or the relevant Associated Person) believes, acting reasonably and in good faith, could be material in the context of that Controlled Delayed Business.

In any event, no claim shall be made by the Purchaser (and the Purchaser shall ensure that no member of the Purchaser’s Group shall make any claim) for any breach of any other provisions of this Agreement (or the provisions of any Ancillary Agreement) by the Seller (or any member of the Seller’s Group) that occurs in order to comply with any Controlled Business Instruction.

3.17                     Prior to the making of any claim under this Schedule 25 in respect of any matter, the parties shall use reasonable endeavours to escalate such matter first for consideration to the Delayed Business Representatives and then to the Purchaser’s and the Seller’s chief financial officers, for the purpose of seeking to resolve such matter within a period of 30 days following such escalation.

3.18                     Subject in each case to Applicable Law, the Seller shall, in the period between Closing and the relevant Delayed Closing Date, promptly upon request by the Purchaser provide (or procure that any member of its Group shall provide) the Purchaser and its representatives with access to:

3.18.1           any books and records of the Seller’s Group to the extent relating to any Controlled Delayed Business of the Seller; and

3.18.2           any personnel of the Seller for the purposes of any requests for information from such personnel in relation to the Controlled Delayed Business.

For the avoidance of doubt, the parties shall take all steps necessary to ensure that no information is provided to the Purchaser or any person on behalf of the Purchaser which relates to any business of the Seller or any member of the Seller’s Group other than the Controlled Delayed Business.

3.19                     For the purposes of the Warranties deemed repeated by the Seller immediately before Closing pursuant to Clause 10.1.5, ownership of the Delayed Businesses shall be deemed to have transferred to the Purchaser at Closing.

3.20                     During the period between the Closing Date and the Delayed Closing Date, funding for Delayed Businesses shall continue to be provided by the Seller’s Group, save that in the event that any Delayed Business requires funds (for the purposes of working capital, acquisitions, capital expenditure or otherwise) during such period, in excess of US$10 million and the Delayed Business does not have the required funding in place (including through any cash pooling arrangements), then such funds shall promptly be provided by the Purchaser, on such terms as the Seller and the Purchaser shall agree, acting reasonably, having regard to, amongst other things, the Tax effects of such funding.

Non-Controlled Delayed Businesses

3.21                     From Closing until the relevant Delayed Closing Date:

3.21.1           the provisions of paragraph 3 of this Schedule shall not apply in respect of the Non-Controlled Delayed Businesses, with the exception of paragraphs 3.4.4, 3.5, 3.11, 3.18, 3.19 and 3.20 which shall apply if and to the extent permitted by Applicable Law;

3.21.2           subject to paragraph 3.22, the provisions of paragraph 4 of this Schedule shall not apply in respect of the Non-Controlled Delayed Businesses; and

3.21.3           if and to the extent permitted by Applicable Law, the provisions of Clause 5 and Schedule 20 will continue to apply to the Non-Controlled Delayed Businesses and each Seller shall exercise such interests, rights and powers that such Seller has in respect of that Non-Controlled Delayed Business to the maximum extent that it is able in order to procure that the Non-Controlled Business is operated in accordance with Clause 5 and Schedule 20.

3.22                     With effect from the relevant Delayed Closing Date, the provisions of paragraph 4 of this Schedule shall apply in respect of the Non-Controlled Delayed Businesses, save that the first Half Yearly Accounting Period shall be extended so that it commences at the Effective Time and ends on the relevant Delayed Closing Date.

3.23                     From Closing until 31 March 2015, the Seller shall provide the Purchaser with such assistance and information to which it does not otherwise have access as it reasonably requests in order for it to be able to calculate the necessary receivables to be recorded in respect of any payments that may be made under paragraph 3.23, including, such monthly profit and loss forecast information as already exists and is reasonably available to the Seller or its Affiliates in relation to the Non-Controlled Delayed Businesses for the period up to the estimated relevant Delayed Closing Date.

4                                      Economic Benefit Transfer

Economic benefit

4.1                            The Seller shall comply with the provisions of this Part 4, in relation to any Delayed Business (other than in relation to a Delayed Vaccines Group Company in respect of which only paragraph 4.2 of this Schedule will apply), for each Half-Yearly Accounting Period in which such Delayed Business remains legally owned by it or any member of the Seller’s Group. The first Half-Yearly Accounting Period for which the provisions of this Part 4 shall be extended so that it commences at the Effective Time and shall end on 31 December 2015.

4.2                            Within 45 days of the relevant Delayed Closing Date for any Delayed Vaccines Group Company, the Seller shall provide the Purchaser with a cash flow statement (including opening and closing balances for cash and cash equivalents, and payables and receivables that would have fallen within the definitions of Intra-Group Non-Trade Receivables and Intra-Group Non-Trade Payables) for such Delayed Vaccines Group Company for the period commencing at the Effective Time and ending on the Delayed Closing Date prepared using the Accounting Standards.

4.3                            Within one month following the end of each Half-Yearly Accounting Period, the Seller shall produce and provide to the internal audit team of the Purchaser (or, at the Purchaser’s discretion, the external auditors) (the “Audit Team”) a draft statement setting out, for each Delayed Business that had not transferred to the Purchaser by the start of that Half-Yearly Accounting Period, the Economic Benefit Amount in respect of such Delayed Business for such Half-Yearly Accounting Period (or, if applicable, such part of the Half-Yearly Accounting Period as falls prior to the Delayed Closing Date for such Delayed Business). Each such statement shall be a “Draft Economic Benefit Statement”.

4.4                            It is intended that the Economic Benefit Amount shown in each Economic Benefit Statement is the amount that is necessary to be paid to the Purchaser by the Seller or by the Seller to the Purchaser, in order to put the Purchaser’s Group and the Seller’s Group in the same economic position as they would have been in, taking into account any arrangements that would have been in place in respect of the relevant Delayed Businesses pursuant to any Ancillary Agreement, had such Delayed Businesses been transferred to the Purchaser at Closing before taking account, in each case, of any Tax effect for the Purchaser or the Seller in respect of such payment (the “Economic Benefit Objective”).

4.5                            In the period prior to 31 December 2015, the Seller and the Purchaser shall meet together to consider in good faith whether there are any adjustments required to the provisions of Part 5 of this Schedule in order for the Economic Benefit Statements to achieve the Economic Benefit Objective and (acting reasonably and in good faith) seek to agree such adjustments.

4.6                            The portion of the Economic Benefit Amount set out in the Draft Economic Benefit Statement in relation to each Delayed Business shall be calculated in the local currency for that Delayed Business but any Economic Benefit Payment shall be paid pursuant to paragraph 4.15 or 4.16 of this Schedule in pounds sterling, for which purpose each amount in a currency other than pounds sterling shall be converted into pounds sterling at the spot reference rate for those currencies as quoted by the European Central Bank (or if there is no such rate, as quoted by the nearest equivalent institution) on the Business Day immediately prior to the relevant payment date and the sum of such converted sterling amounts shall be the Economic Benefit Payment amount. The calculation of the Economic Benefit Amount set out in an Economic Benefit Statement shall only be converted into pounds sterling in accordance with this paragraph 4.6 and aggregated after the Economic Benefit Statement has been agreed or determined in accordance with this Part 4.

4.7                            The Seller shall, and shall procure that the members of the Seller’s Group (and, if applicable, its external accountants) shall, provide to the Audit Team, without charge, such access to their personnel, books and records, calculations and working papers as the Audit Team may reasonably request in connection with its review of the Draft Economic Benefit Statement (and the parties acknowledge that local market information that is not contained on central consolidation systems will only be requested where material in the context of the Draft Economic Benefit Statement as a whole), subject (where applicable) to the Purchaser providing such undertakings as the relevant external accountants may reasonably request, and provided that the Seller hereby undertakes to the Purchaser that it shall procure that each member of its Audit Team shall (i) keep any such information which is commercially sensitive (the “Protected Information”) confidential and shall only disclose such information to, and discuss such information with, other members of that Audit Team; (ii) be expressly prohibited from communicating (in any form) any Protected Information to any other employee, agent, adviser or consultant of any member of the Purchaser’s Group; and (iii) be subject to the above requirements whilst employed or engaged by any member of the Purchaser’s Group in any capacity (whether or not as a member of that Audit Team). The provisions of Clause 14 (Confidentiality) of this Agreement shall apply mutatis mutandis to such information including, for the avoidance of doubt, to allow (where permitted by that clause) disclosure of information otherwise prohibited to be communicated to any agent, adviser or consultant of any party’s Group.

4.8                            No amendments shall be made to any Draft Economic Benefit Statement except in accordance with the provisions of paragraph 4.9 below.

4.9                            The Audit Team may dispute a Draft Economic Benefit Statement by notice in writing (in this Schedule, a “Dispute Notice”) delivered to the Seller by or on behalf of that Audit Team in accordance with Clause 17.11 (Notices) of this Agreement within 3 weeks following receipt of the Draft Economic Benefit Statement. Any Dispute Notice shall specify

(i) which items of the Draft Economic Benefit Statement are disputed; (ii) the reasons therefor, making specific reference (where relevant and reasonably possible) to the parts of this Schedule which the Audit Team asserts have not been complied with in preparing the relevant statement; and (iii) to the extent practicable, any adjustments that the Audit Team considers should be made to the Draft Economic Benefit Statement, and provided that a Dispute Notice may only be submitted if the aggregate impact of all disputed items comprised in that Economic Benefit Amount are greater than £500,000.

4.10                     Any Dispute Notice shall be accompanied by all relevant supporting documentation and working papers on which the Audit Team wishes to rely, it being acknowledged by the Purchaser that it shall procure that its Audit Team shall provide further documentation to support its claims promptly on reasonable request by the Seller or, where relevant, the Economic Benefit Expert. Only those items or amounts specified in a Dispute Notice shall be treated as being in dispute (the “Disputed Items”) and no amendment may be made by any party, or any Economic Benefit Expert, to any items or amounts which are not Disputed Items.

4.11                     If the Audit Team does not serve a Dispute Notice under and within the time period set out in paragraph 4.9 of this Part 4, the Draft Economic Benefit Statement shall constitute the “Economic Benefit Statement” for the Seller in respect of the relevant Half-Yearly Accounting Period to which that Economic Benefit Statement relates.

4.12                     If the Audit Team does serve a Dispute Notice under and within the time period set out in paragraph 4.9 of this Part 4, the Seller shall use its reasonable endeavours to resolve the Disputed Items as soon as reasonably practicable (with the Purchaser acting through its Audit Team) and either:

4.12.1           if the parties reach agreement on the Disputed Items within 10 Business Days of the service of the relevant Dispute Notice (or such longer period as they may agree in writing), the Draft Economic Benefit Statement shall be amended to reflect such agreement and shall then constitute the “Economic Benefit Statement” in respect of the relevant Half-Yearly Accounting Period to which that Economic Benefit Statement relates; or

4.12.2           if the parties do not reach agreement in accordance with paragraph 4.12.1 above, either party may refer the dispute to such individual at an independent firm of chartered accountants of international repute as the parties may agree or, failing such agreement (including such firm and/or individual not accepting such appointment), within 2 Business Days of expiry of the period described in paragraph 4.12.1 above, to such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales may, on the application of either party, nominate (the “Economic Benefit Expert”), on the basis that the Economic Benefit Expert is to make a decision on the dispute and notify the parties of its decision within 3 weeks of receiving the reference or such longer reasonable period as the Economic Benefit Expert may determine.

4.13                     The Purchaser shall bear the costs in relation to the preparation and certification of any Draft Economic Benefit Statement and in relation to the review of (and any dispute in relation to) any Draft Economic Benefit Statement.

4.14                     In any reference to the Economic Benefit Expert in accordance with paragraph 4.12 above:

4.14.1           the Economic Benefit Expert shall act as expert and not as arbitrator and shall be directed to determine any dispute in accordance with the Accounting Standards and Part 5 of this Schedule and (if necessary) having regard to the Economic Benefit Objective;

4.14.2           the decision of the Economic Benefit Expert shall, in the absence of fraud or manifest error, be final and binding on the parties and the Draft Economic Benefit Statement shall be amended as necessary to reflect the decision of the Economic Benefit Expert and, as amended, shall be the “Economic Benefit Statement” in respect of the relevant Half-Yearly Accounting Period to which that Economic Benefit Statement relates;

4.14.3           the costs of the Economic Benefit Expert shall be paid by the Purchaser; and

4.14.4           the parties shall respectively provide or procure the provision of the Economic Benefit Expert of all such information as the Economic Benefit Expert shall reasonably require including access to their respective advisers and their respective books, records and personnel.

4.15                     As soon as reasonably practicable and in any event within 5 Business Days following the agreement or determination of the Economic Benefit Statement in respect of any Half-Yearly Accounting Period:

4.15.1           the Seller shall, if the Economic Benefit Amount set out in the Economic Benefit Statement is a positive number, pay the Purchaser, or procure the payment to the Purchaser of, an amount in cleared funds equal to that Economic Benefit Amount, such payment being an “Economic Benefit Payment”. Clause 3.5 of this Agreement shall apply to any Economic Benefit Payment as if such payment were made pursuant to an indemnity under this Agreement; and

4.15.2           the Purchaser shall, if the Economic Benefit Amount set out in the Economic Benefit Statement is a negative number, pay to the Seller, or procure the payment to the Seller of, an amount in cleared funds equal to that Economic Benefit Amount expressed as a positive number, such payment being a “Reverse Payment”.

4.16                     If:

4.16.1           the amount of an Economic Benefit Payment is, on an after-Tax basis (as defined in Clause 1.9 of this Agreement), less than the relevant Economic Benefit Amount, the amount due shall be increased so that the amount of the payment on an after-Tax basis is equal to the relevant Economic Benefit Amount; or

4.16.2           the amount of a Reverse Payment is, on an after-Tax basis (as defined in Clause 1.9 of this Agreement), less than the absolute value of the relevant Economic Benefit Amount, the amount due shall be increased so that the amount of the payment on an after-Tax basis is equal to such absolute value.

4.17                     If the Purchaser reasonably believes that an Economic Benefit Payment made or procured by the Seller to the Purchaser in accordance with paragraph 4.15.1 will be subject to Tax in the hands of the Purchaser or any member of the Purchaser’s Group:

4.17.1           the Purchaser shall as soon as reasonably practicable give the Seller written notice of such belief; and

4.17.2           following the giving of such notice, the Seller and the Purchaser shall, and shall procure that the members of their respective Groups will (at the Seller’s cost) co-operate with each other in good faith and use all commercially reasonable efforts to reduce or mitigate the amount of any additional payment required to be made pursuant to paragraph 4.16 without prejudicing the interests of the Purchaser.

4.18                     If the Seller reasonably believes that a Reverse Payment made or procured by the Purchaser to the Seller in accordance with paragraph 4.15.2 will be subject to Tax in the hands of the Seller or any member of the Seller’s Group:

4.18.1           the Seller shall as soon as reasonably practicable give the Purchaser written notice of such belief; and

4.18.2           following the giving of such notice, the Seller and the Purchaser shall, and shall procure that the members of their respective Groups will (at the Purchaser’s cost) co-operate with each other in good faith and use all commercially reasonable efforts to reduce or mitigate the amount of any additional payment required to be made pursuant to paragraph 4.16 without prejudicing the interests of the Seller.

5                                      Preparation of Economic Benefit Statements

5.1                            For the purposes of this paragraph 5:

“Bad Debt”	has the meaning given in paragraph 5.2.9;

“Customer”

means any person or entity that acquires and/or intends to acquire any of the Products or services provided by the Delayed Business (including any members of the Seller’s Group or the Purchaser’s Group);

“Employee Costs”

means the FTE costs incurred by the Seller’s Group in connection with the employment of the Delayed Employees of the relevant Delayed Business by the Seller’s Group, as provided in paragraph 12.3 of Schedule 11;

“Landed Cost”	means, in respect of each Product, any costs incurred by the relevant Local Seller Entity in relation to that Product in respect of freight, insurance, duty, import and transportation costs;

“Local Seller Entity”	means, in respect of a Delayed Business, the member of the Seller’s Group that owns and operates such Delayed Business;

“Net Sales”

means net sales received from the sale and distribution of Products or the provision of services, in each case, by the relevant Local Seller Entity to any Customer plus any other revenue received in respect of the Delayed Business, but excluding (for the avoidance of doubt) any amounts received by the Seller, any other member of Seller’s Group or any sub-contractor in respect of Sales Tax for which any member of the Seller’s Group is liable to account to any Tax Authority. For these purposes, net sales shall be determined in accordance with Accounting Standards. The deductions booked by the Seller to calculate the recorded net sales from gross sales shall include the following:

(a)          normal trade, quantity and cash discounts;

(b) Sales Taxes and other taxes levied from

Customers in relation to the sale of Products to the extent included in the gross amount invoiced;

(c)

amounts repaid or credited by reasons of defects, rejections, recalls or returns, excluding amounts in respect of Sales Tax included in the amounts so repaid or credited, unless the Seller or a member of the Seller’s Group is unable (having used reasonable diligent commercial endeavours) to recover such amounts in respect of Sales Tax by way of repayment or credit;

(d)

rebates and chargebacks to Customers and Third Parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates), excluding amounts in respect of Sales Tax included in such rebates and chargebacks, unless the Seller or a member of the Seller’s Group is unable (having used reasonable diligent commercial endeavours) to recover such amounts in respect of Sales Tax by way of repayment or credit);

	(e)	any amounts recorded in gross sales associated with goods provided to customers for free, with the exception of samples;

	(f)	amounts provided or credited to customers through coupons, other discount programs and co-pay assistance programs;

	(g)	delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and

(h)

fees for service payments to customers for any non-separate services (including compensation for maintaining agreed inventory levels and providing information) and any associated Sales Tax to the extent the Seller (or a member of the Seller’s Group) is unable (having used reasonable diligent commercial endeavours) to recover such amounts in respect of Sales Tax by way of repayment or credit, and with respect to the calculation of Net Sales:

	(i)	Net Sales shall only include the value charged or invoiced on the first sale to a Customer;

(j)

if a Product is delivered to the Customer before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under Accounting Standards are met; and

	(k)	revenue deduction adjustments which relate to any event prior to Closing shall be excluded;

“Product”	means any of the products Commercialised by the relevant Delayed Business, and “Products” shall be construed accordingly;

“Sales Tax”	means any turnover, value-added, sales, use, goods and services or similar Tax (excluding, for the avoidance of doubt, any capital gains or similar Tax);

“Third Party”	means any person other than (i) the Purchaser and

members of the Purchaser’s Group and (ii) the Seller and members of the Seller’s Group;

“Third Party Distributor”	means a Third Party distributor of the Seller’s Group;

“Transfer Price”	means:

(a)

in respect of each Product supplied to the Local Seller Entity by a member of the Purchaser’s Group for distribution, any amount to be paid by the Seller (or its Affiliate) for the Product, as agreed between the Seller (or its Affiliate) and the Purchaser in writing from time to time;

(b)

in respect of each Product provided to the Local Seller Entity by a Local Purchaser Entity for distribution, any amount paid by the Local Seller Entity for the Product, as agreed between the Seller (or its Affiliate) and the Purchaser in writing from time to time; and

(c) in respect of each Product provided to the Local Seller Entity by a Third Party supplier for distribution, any amount paid by the Local Seller Entity for the Product to such Third Party; and

“Working Hours”	means 9 a.m. to 5 p.m. on a Business Day at the relevant working location.

5.2                            The “Economic Benefit Amount” of a Delayed Business in respect of a given period shall be calculated as:

5.2.1                  the Net Sales of the relevant Delayed Business in that period;

5.2.2                  minus the Transfer Price (exclusive of Sales Taxes) paid in respect of the Products covered by those Net Sales;

5.2.3                  minus the Landed Cost (exclusive of Sales Taxes) of the Products covered by those Net Sales;

5.2.4                  minus the Employee Costs (exclusive of Sales Taxes);

5.2.5                  minus any other costs (exclusive of Sales Taxes) incurred by the relevant Local Seller Entity in relation to the relevant Delayed Business other than the Employee Costs, Landed Costs and any costs of acquiring Products for sale (including, but not limited to, the Transfer Price);

5.2.6                  minus, where the relevant Local Seller Entity carried out any action that would, after Delayed Closing, be provided to the Delayed Business under a Transitional Services Agreement, the amount payable for such services (exclusive of Sales Taxes) at the rates that will apply under such Transitional Services Agreement;

5.2.7                  plus any foreign exchange gains and minus any foreign exchange losses arising in relation to the accounts receivable and accounts payable of the Delayed Business;

5.2.8                  minus a sales and distribution charge of 2 per cent (2%) of Net Sales in the period (excluding any Sales Tax thereon);

5.2.9                  minus any undisputed sum (exclusive of Sales Taxes) payable by any Third Party to the relevant Local Seller Entity in relation to any Products sold on or after the Closing Date which has not been paid by the earlier of sixty (60) days of the due date for such payment and the Delayed Closing Date for the relevant Delayed Business (“Bad Debt”); and

5.2.10           plus any Bad Debt (exclusive of Sales Taxes) deducted pursuant to paragraph 5.2.9 in any prior period to the extent that such Bad Debt is recovered in the relevant period;

5.2.11           minus the amount of:

(i)                                 any expense of the relevant Local Seller Entity or a member of the relevant Local Seller Entity’s Sales Tax group in connection with or as a result of the Delayed Business which consists of an amount in respect of Sales Tax in respect of the period for which neither the relevant Local Seller Entity nor a member of the relevant Local Seller Entity’s Sales Tax group is entitled to credit or repayment; and

(ii)                              any Sales Tax in respect of the period for which the relevant Local Seller Entity or the relevant Local Seller Entity’s Sales Tax group is liable to account to any Tax Authority in connection with or as a result of the Delayed Business;

save, in each case, to the extent otherwise deducted or excluded in the calculation of the Economic Benefit Amount;

5.2.12           minus an amount equal to the product of (i) the amount resulting from the calculation at paragraphs 5.2.1 to 5.2.11 above, and (ii) the statutory local Tax rate applicable in respect of profits of the relevant Delayed Business, expressed as a percentage (the “Headline Tax Rate”), as at the last day of the relevant period, provided that, if and to the extent that any costs incurred by a Local Seller Entity are subject to reimbursement under any indemnity or equivalent covenant to pay in this Agreement or in an Ancillary Agreement are included in any Economic Benefit Statement, such costs shall not also be recoverable under such indemnity or covenant to pay.

5.3                            The Economic Benefit Statement for a Delayed Vaccines Group Business will detail the following:

5.3.1                  Net Sales (which will be reported in accordance with the Seller’s Group’s group reporting system) for the relevant Half-Year by brand, which shall show:

(i)                                    gross sales;

(ii)                                 returns and allowances;

(iii)                              on-invoice discounts;

(iv)                             off-invoice discounts;

(v)                                any other deduction; and

(vi)                             Net Sales; and

5.3.2                  each line item forming part of the calculation of the Economic Benefit Amount in accordance with paragraph 5.2 above (and including, in respect of costs, the itemisation of those costs as between categories of costs), and the Seller will provide the Draft Economic Benefit Statement together with such supporting information as is reasonably required to enable the Purchaser to review the Economic Benefit Statement, and prior to 31 December 2015, the Seller and the Purchaser shall meet together to agree the scope of such supporting information.

Appendix 1
Delayed Vaccines Group Companies

Jurisdiction	Delayed Vaccines Group Company	Delay Milestone
China	Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd

The receipt by the parties of all necessary approvals, consents and filings from or with the NDRC and MOFCOM, in each case in respect of the sale and transfer of the Tianyuan Shares and the PRC Transfer Documents.

India	Chiron Behring Vaccines Private Limited

The receipt by the parties of all necessary approvals, consents and filings from or with the Indian Foreign Investment Promotion Board (“FIPB”) in respect of the sale and transfer of 100 per cent. of the shares in Chiron Behring Vaccines Private Limited and the related Commencement Certificate being issued by the FIPB.

Appendix 2
Delayed Vaccines Group Businesses

Jurisdiction	Delayed Vaccines Group Business	Delay Milestone
Bangladesh	Novartis (Bangladesh) Limited

The passing of a resolution of the shareholders of Novartis (Bangladesh) Limited validly approving the transfer of the Bangladesh Business to the Purchaser and the entry into of the Bangladesh Transfer Documents.

India	Novartis Healthcare Private Limited

The receipt by the parties of all necessary approvals, consents and filings from or with the Indian Foreign Investment Promotion Board in respect of the sale and transfer of the India Business and the India Transfer Documents.

Thailand	Novartis(Thailand) Limited

The receipt by the relevant members of the Seller’s Group of a Foreign Business Licence in respect of transitional services and/or transitional distribution services to be provided to the Purchaser in Thailand.

In this Appendix 2:

“Bangladesh Business” means the assets and liabilities transferring from Novartis (Bangladesh) Limited to the Purchaser in accordance with this Agreement and the relevant Local Transfer Agreement;

“Bangladesh Transfer Documents” means Local Transfer Agreement in respect of the transfer of the Bangladesh Business to the Purchaser;

“Foreign Business Licence” means a foreign business certificate or a foreign business licence from the Thailand Ministry of Commerce to provide transitional services and/or transitional distribution services in Thailand;

“India Business” means the assets and liabilities transferring from Novartis Healthcare Private Limited to the Purchaser in accordance with this Agreement and the relevant Local Transfer Agreement; and

“India Transfer Documents” means Local Transfer Agreement in respect of the transfer of the India Business to the Purchaser.

Schedule 26
Local Payments

[***]

Schedule 27
Vaccines Group Information Technology

[***]

Schedule 28
Global TDSA Jurisdictions

[***]

Schedule 29
Surviving Affiliate Contracts

[***]

Schedule 30

[***]

Schedule 31
Anti-bribery and corruption

[***]